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03024045

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Quest Capital Corp.

*CURRENT ADDRESS

**FORMER NAME


PROCESSED

JUN 30 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1193 FISCAL YEAR 12-31-02

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 6/25/03

82-1193

03 JUN -4 AM 7:21

Quest Capital Corp.



VICEROY
RESOURCE
CORPORATION

AR/S
12-31-02

2002 Annual Report

REPORT TO SHAREHOLDERS

We are pleased to present Viceroy Resource Corporation's annual report for the year ending December 31, 2002

The year 2002 brought significant change to Viceroy and its shareholders. This change culminated with the announcement in late 2002 of Viceroy's intention to complete a plan of arrangement with Quest Investment Corp, Avatar Petroleum Inc., and Quest Management Corp.

During 2002, Viceroy continued to benefit from higher than budgeted gold production from the Castle Mountain Mine and improved gold prices. Viceroy made significant progress towards the reclamation and closure at both the Castle Mountain and Brewery Creek mines. Viceroy negotiated a settlement with its creditors in Australia and continued to rationalize its mining portfolio. Viceroy sold its interest in the Paredones Amarillos gold property for $3 million and acquired the remaining 40% of the Gualcamayo property in Argentina which contains a geologic resource of 1.2 million ounces.

Castle Mountain
During the year, the Castle Mountain Mine produced 42,104 ounces of gold attributable to Viceroy as the Castle Mountain Mine completed its first year of trickle down production. The mine continued to provide significant operating cash flow in 2002 and is expected to produce an additional 24,000 ounces in 2003.

Brewery Creek
Viceroy completed major portions of the reclamation work at the Brewery Creek Mine including the detoxification of the heap leach pad. Viceroy has continued to act responsibly towards its reclamation and closure obligations as was evident by the environmental award received by Viceroy with respect to its activities at Brewery Creek in the Yukon. Viceroy's closure obligations at Brewery Creek mine are funded by $8.1 million of restricted cash, which is in excess of Viceroy's current estimate for the remaining liability.

Outlook
Subject to the approval of the plan of arrangement, the remaining mining assets of Viceroy will be the Castle Mountain and Brewery Creek mines. Viceroy's objective will be to maximize the return on the mining assets and to convert Viceroy's direct interest in these mines into investment interests. Viceroy remains committed to its investment in the resource sector as the Company moves forward to complete the plan of arrangement.

Viceroy will continue to complete reclamation work at both Castle Mountain and Brewery Creek mines and to maximize the return on its cash. It is anticipated that the plan of arrangement will close in mid-June 2003. The plan of arrangement has been structured to enable the current shareholders of Viceroy to participate in the exploration and development of the Gualcamayo Project and other certain mineral exploration assets located in British Columbia and Yukon through distribution to the Viceroy Shareholders shares in the two companies that will hold the mineral exploration assets.

Viceroy wishes to acknowledge the services of Mr. Robert V. Matthews, a director of the Viceroy who will not be standing for re-election. In addition, Viceroy thanks its employees and consultants for the extra efforts necessary to accomplish the changes and transition.

On behalf of the Board of Directors,

signed "*Ronald K. Netolitzky*"

Ronald K. Netolitzky.
Chief Executive Officer and President

May 15, 2003
Vancouver, British Columbia

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of Viceroy's results of operations and financial position should be read in conjunction with the consolidated financial statements and related notes.

Viceroy is a natural resource holding company which activities include the acquisition, exploration, financing development and operation of mineral properties. Viceroy currently operates the Castle Mountain and Brewery Creek mine and conducts mineral exploration in Argentina and Canada. Viceroy also invests in junior exploration groups and has more recently provided bridge loans.

Mining at Viceroy's two operations in North America ceased in 2001 and gold production has continued from the ongoing leaching of the ore at Castle Mountain. Viceroy's share of gold production from Castle Mountain was 42,104 ounces of gold, which has provided significant operating cash flow. Viceroy ended the year with working capital of $16.5 million and no long term debt. Reclamation and closure activities continued at both Castle Mountain and Brewery Creek mine and the remaining closure costs are fully funded.

In March 2003, Viceroy recently announced that it has entered into a letter agreement providing for a reorganization of Viceroy, Quest Investment Corporation ("Quest"), Arapaho Capital Corp. ("Arapaho") and Avatar Petroleum Inc. ("Avatar") by way of a statutory plan of arrangement (the "Arrangement"). Following completion of the Arrangement, Viceroy will be a publicly listed merchant bank. Refer to "Outlook" for additional discussion.

Critical Accounting Policies

Viceroy's accounting policies are described in Note 2 to the consolidated financial statements.

Reviews are undertaken regularly to evaluate the carrying values of operating mines and development properties. If it is determined the net recoverable amount using non-discounted cash flows is less than the carrying value then a write-down is made by a charge to earnings.

Reclamation and closure costs have been provided for based on the Company's estimate to comply with existing regulatory requirements. Brewery Creek and Castle Mountain mine estimated remaining reclamation and closure expenses have been fully accrued as at December 31, 2002.

Summary

Viceroy reported consolidated earnings of $0.8 million in 2002 ($0.01 per share) which includes a $16.8 million write-down to the carrying value of the Gualcamayo property. This write-down was partially offset by a $4.1 million reduction in the reclamation provision for the Company's North American mines, a $3.0 million gain on the sale of the Paredones Amarillos project and a $3.2 million realized foreign exchange gain from a capital distribution from a foreign subsidiary. This compares to a 2001 loss of $35.9

million ($0.57 per share) which includes a write-down and settlement of the Australian operations of $33.7 million.

2002 COMPARED TO 2001 RESULTS OF OPERATIONS

Sales

The Company had sales of $21.7 million in 2002 compared to $52.1 million in 2001. The decline in sales is due to cessation of mining at Castle Mountain and the discontinuation of the Australian operations. Castle Mountain produced 42,104 ounces of gold attributable to Viceroy during its first full year of trickle down operations compared to 58,306 ounces of gold attributable to Viceroy in 2001. In 2002, heap leaching was completed and detoxification and drain down of the heap solution at Brewery Creek commenced. In 2001 gold production from Brewery Creek was 18,542 ounces and Bounty Mine was 42,120 ounces.

Cost of Sales

Cost of sales was $7.7 million in 2002 compared to $47.9 million in 2001. The principal reason for the decline relates to cessation of mining at Castle Mountain; completion of trickle down leaching at Brewery Creek; and discontinuation of the Australian operations.

Depreciation and Depletion

Depreciation and depletion was $0.8 million in 2002 compared to $9.7 million in 2001. The decrease in 2002 is the result of the operating assets of Castle Mountain and Brewery Creek mines being written down to their estimated recoverable value in 2001.

Other Expenses/(Income)

General and administrative expenses were $2.5 million in 2002 compared to $3.0 million in 2001. The decrease is due to a reduction in overhead costs as a result of corporate downsizing.

Total exploration expenditures for 2002 were $0.9 million compared to $1.9 million in 2001 of which $0.5 million was expensed as compared to $0.9 million in 2001. Exploration expenditures in 2002 relate to holding costs for properties in Argentina and Mexico.

Royalty payments were $0.8 million in 2002 as compared to $1.1 million in 2001. The reduction in 2002 is due to lower production.

Writedowns, Gains and Adjustments to Reclamation

During 2002, the Company wrote-down its carrying value of the Gualcamayo property by $16.8 million to its estimated net realizable value of $5.2 million. Partially offsetting this write-down is a realized gain of $3.0 million on the sale of the Paredones Amarillos project; a $3.2 million realized foreign exchange gain from a reduction in its net investment in a foreign subsidiary and a $0.3 million gain on the sale of assets from its Brewery Creek and Castle Mountain mines. Furthermore, the Company has updated its updated its closure plans and reduced the provision for reclamation and closure costs by $4.1 million.

In 2001, the Company realized a gain of $0.7 million on the sale of assets from its Brewery Creek and Castle Mountain mines.

Transfer of Investments and Write-down and Settlement of Australian Operation

In December, 2002, Viceroy executed amended Deeds of Company Arrangement ("DOCA") with the creditors of its Australian subsidiaries and has recorded a provision of $0.8 million. Under the terms of the DOCA, the Company paid $0.8 million in January 2003.

In 2001, the Company wrote-down its investment in its Australian subsidiaries by $17.6 million and reached a settlement on the corporate guarantees with NM Rothschild (Australia) Limited and Macquarie Bank Ltd and recorded a provision of $16.2 million. Pursuant to the settlement arrangement with the Company's lenders, Viceroy transferred its position in NovaGold Resources Inc. in 2001 which resulted in a gain of $8.3 million.

2001 COMPARED TO 2000 RESULTS OF OPERATIONS

Summary

Viceroy reported a consolidated loss of $35.9 million in 2001 ($0.57 per share) which includes a $33.7 million for the write-down and settlement of the Australian Operations. This compares to a 2000 net loss of $45.1 million ($0.78 per share), which includes $24.2 million of write-downs.

Sales

The Company had sales of $52.1 million in 2001 compared to $114.2 million in 2000. The decline in sales is primarily due to placing the Bounty Mine into voluntary administration in the second quarter of 2001 and the completion of mining operations at Brewery Creek and Castle Mountain mine in 2001.

Castle Mountain produced 58,306 ounces of gold attributable to Viceroy in 2001 compared to 89,048 ounces of gold attributable to Viceroy in 2000. In 2001 seasonal mining at the Brewery Creek mine did not recommence and trickle-down operations continued produced 18,542 ounces of gold compared to 48,048 ounces of gold in 2000. The Bounty Mine contributed 42,120 ounces of gold for the six months in 2001 compared to 126,366 ounces of gold produced for the full year in 2000.

During 2001, Viceroy recognized $4.8 million of deferred revenue compared to $7.6 million in 2000 from liquidation of the hedge positions in 1999.

Cost of Sales

Cost of sales was $47.9 million in 2001 compared to $97.0 million in 2000. The reduction is to due six months of operations for the Bounty Mine verses a full year in 2000.

During 2000, the Company reduced it estimate of gold in process to reflect the lower recovery rate at Brewery Creek and reduced the carrying value of gold in process inventory by a $5.0 million charge to cost of sales.

Depreciation and Depletion

Depreciation and depletion was $9.7 million in 2001 compared to $25.7 million in 2000. The decrease in 2001 is the result of the operating assets of the North American mines being written down to their estimated recoverable value in 2001.

Other Expenses/(Income)

General and administrative expenses were $3.0 million in 2001 compared to $4.5 million in 2000. The decrease is due to the restructuring and downsizing of corporate overhead costs.

Total exploration expenditures for 2001 were $1.9 million compared to $6.8 million in 2000 of which $0.9 million was expensed compared to $3.2 million in 2001. In 2001, the Company capitalized $1.0 million of holding costs for Gualcamayo and the remainder related to holding costs for Mexico and Australia. Significant expenditures in 2000 included $2.5 million for exploration at the Bounty Mine and $3.6 million of capitalized exploration at Gualcamayo.

Interest and financing charges on long-term debt was $0.7 million in 2001 compared to $1.5 million in 2000. The reduction is due to a partial year of interest payments and amortization of financing charges with respect to the debt associated with Bounty Mine compared to a full year in 2000.

Royalty payments were $1.1 million in 2001 compared to $2.3 million in 2000. The reduction in 2001 is due to lower production at the mines in Brewery Creek and Castle Mountain mines and only six months of production to Viceroy's account from the Bounty Mine.

Transfer of Investments and Write-down and Settlement of Australian Operation

In 2001, the Company wrote-down its investment in its Australian subsidiaries by $17.6 million and reached a settlement on the corporate guarantees with NM Rothschild (Australia) Limited and Macquarie Bank Ltd and recorded a provision of $16.2 million. Pursuant to the settlement arrangement with the Company's lenders, Viceroy transferred its position in NovaGold Resources Inc. in 2001 which resulted in a gain of $8.3 million.

LIQUIDITY AND CASH RESOURCES

Operating Activities

Cash flow from operations in 2002 provided $8.9 million compared to $1.0 million in 2001. The improved cash flow was mainly due to higher gold prices and lower operating costs.

Financing Activities

In 2002, the Company received $2.5 million pursuant to a private placement and the exercise of stock options. In 2001, financing activities required $2.7 million for the repayment of capital leases associated with the equipment at Brewery Creek and $0.3 million for dividends.

Investing Activities

In 2002 investing activities required $3.4 million to increase appropriated and restricted cash, $1.5 million to acquire the remaining interest in Gualcamayo and $0.5 million of holding costs on the project. These expenditures were partially offset by proceeds from the sale of Paredones Amarillos project and mining equipment.

Investing activities in 2001 provided $3.2 million of proceeds from sale of equipment and $0.8 million from the sale of marketable securities. These proceeds were partially offset by $1.0 million of exploration and holding costs on Gualcamayo; $1.0 million of capital development at Bounty Mine; $0.2 million increase in appropriated and restricted cash.

Cash Resources and Liquidity

At December 31, 2002, the Company had working capital of $16.5 million and no long-term debt. The Company ended the year 2002 with cash and cash equivalents of $15.9 million compared to $6.1 million in 2001. In addition the Company had $9.8 million in appropriated cash set aside for reclamation obligations at Castle Mountain and restricted cash of $8.2 million for security deposits at Brewery Creek Mine.

Subsequent to the year end the Company has invested approximately $10.0 million in asset backed bridge loans and sold marketable securities realizing $2.3 million.

RISKS, UNCERTAINTIES AND MARKET

Viceroy's revenue is dependent on gold production, metal prices, foreign exchange rates and income from its bridge loans. Viceroy has expanded into the merchant banking business and there is no assurance that Viceroy's merchant banking operations will be profitable. Viceroy and its prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the merchant banking business.

Environmental laws and regulations are continually evolving in all regions in which Viceroy operates. Viceroy has a corporate policy to manage operations using best available practices and to continually monitor for compliance with local laws and operating permits. In addition, Viceroy continues to update and refine closure plans as environmental protection laws and administrative policies change, technology and engineering improve and as work practices evolve. There is a substantial risk that the reclamation cost estimates of Viceroy will be insufficient when the time comes to conduct the reclamation activities. Viceroy continues to work within political, industry group and administrative channels to protect the interests of the Company.

Certain of Viceroy's exploration interests are in Argentina. As a result, Viceroy may be affected by risks associated with political or economic instability. The risks include, but are not limited to: extreme fluctuations in currency exchange rates, labor instability and high rates of inflation. Changes in mining or investment policies or shifts in political attitude may adversely affect Viceroy's interest. Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environment legislation, land and water use.

OUTLOOK

Plan of Arrangement

Viceroy will acquire all of the shares of each of Avatar, Quest Management Corp. ("Quest Management") (which is a wholly owned subsidiary of Arapaho) and Quest, by way of three separate share exchanges, in exchange for shares of Viceroy. Avatar and Quest will be wound-up into Viceroy, and Viceroy will change its name to "Quest Capital Corp."

Viceroy will alter its share capital to provide for subordinate voting (one vote per share) common shares ("Class A Shares") and variable multiple voting (between one and five votes per share) common shares ("Class B Shares"). The Class B shares will initially carry one vote per share. Viceroy will also consolidate its shares on a one new for three old basis.

Closing of the Arrangement is conditional upon, among other things, execution of a definitive form of an Arrangement agreement, receiving final valuations and fairness opinions, and receipt of all regulatory and shareholder approvals

Following the completion of the Arrangement, Viceroy will be a publicly listed merchant bank that will provide financial services to small and mid-cap companies operating primarily in North America. Its principal business will be to provide asset backed bridge loans to companies generally operating in industries such as mining, oil and gas, real estate and manufacturing.

Private Placement

Viceroy has announced that (subject to shareholder and regulatory acceptance) it has entered into a non-brokered private placement that will provide financing of up to $10.0 million immediately upon completion of the Arrangement by way of units ("Units"). The Units will be issued at a price of $0.40 per Unit (pre-consolidation) comprised of one Viceroy Class A share and one common share purchase warrant (the "Warrant") to purchase one Viceroy Class A share exercisable for five years after the date of issue at an exercise price of $0.50 per share (pre-consolidation), subject to a reduction in the exercise period to 20 business days if the closing price of Viceroy shares trade on the Toronto Stock Exchange for a period of 20 consecutive trading days commencing after December 31, 2003, at or above $0.75 per share (pre-consolidation).

Operations - Castle Mountain /Brewery Creek /Australian

Recovery of gold from trickle down operations at the Castle Mountain mine is expected to continue through 2003 with production estimated to be 24,000 ounces of gold. Castle Mountain will continue to complete closure activities throughout 2003 and 2004.

Reclamation and closure activities will continue at Brewery Creek Mine during 2003. It is anticipated that by the end of 2003 that the majority of the reclamation work will be completed. Viceroy is in negotiations with the Government of Yukon with respect to a release of a portion of the security provided under the water license in excess of the remaining estimated closure liability at Brewery Creek.

Viceroy anticipates that the Australian subsidiaries will come out of administration in late 2003. Viceroy does not anticipate re-starting operations in Australia but rather would look to monetize what remains of the Australian assets.

Argentinean Assets - Gualcamayo Project

As part of the Arrangement, Viceroy will distribute to its existing shareholders 81% of the shares in a newly incorporated company, called Viceroy Exploration Ltd. ("VEX") that will hold Viceroy's interest in the Gualcamayo project and other mineral assets located in Argentina. VEX will direct its initial exploration efforts toward the existing portfolio of properties. VEX will have approximately $0.5 million of working capital and intends to raise additional capital concurrent with the distribution of the VEX shares to Viceroy's shareholders.

New Company to Explore North American Mineral Assets

As part of the Arrangement, Viceroy will also distribute to its pre-merger shareholders 31% of the shares in a newly incorporated company, called SpectrumGold Inc. ("SpectrumGold") which is held 50% by Viceroy and 50% by NovaGold Resources Inc. ("NovaGold"). Spectrum will hold all of NovaGold's interest in mineral assets located in the Yukon and mineral assets of Viceroy located in the Yukon and British Columbia. SpectrumGold will have approximately $1.0 million in working capital and intends to raise additional capital concurrent with the distribution of the SpectrumGold shares to Viceroy's shareholders.

Viceroy Resource Corporation

Consolidated Financial Statements
December 31, 2002 and 2001
(expressed in thousands of Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. These consolidated financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

"Ronald K. Netolitzky"

Ronald K. Netolitzky
Chairman

"Susan Neale"

Susan Neale
Chief Financial Officer

Vancouver, B.C., Canada
March 4, 2003

Auditors' Report

To the Directors and Shareholders of
Viceroy Resource Corporation

We have audited the consolidated balance sheets of **Viceroy Resource Corporation** as at December 31, 2002 and 2001 and the consolidated statements of earnings, deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, British Columbia
February 21, 2003
(except for note 17(b), which is as at March 4, 2003)

Viceroy Resource Corporation

Consolidated Balance Sheets

As at December 31, 2002 and 2001

(expressed in thousands of Canadian dollars)

	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 15,878	$ 6,069
Appropriated and restricted cash (note 7)	694	498
Marketable securities (note 4)	1,984	484
Accounts receivable	908	1,873
Prepaids and other receivables	2,145	1,248
Inventories (note 6)	563	2,673
	22,172	12,845
Appropriated and restricted cash (note 7)	18,119	14,925
Investments (note 4)	950	125
Resource assets (note 8)	8,928	27,909
Deferred merger costs	175	-
	$ 50,344	$ 55,804
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,536	$ 2,605
Preference dividend payable	-	132
Current portion of provision for reclamation costs (note 9)	2,140	703
	5,676	3,440
Provision for reclamation costs (note 9)	13,645	21,449
	19,321	24,889
Shareholders' Equity		
Share capital (note 10)	209,959	207,433
Deficit	(182,697)	(183,554)
Currency translation adjustment (note 11)	3,761	7,036
	31,023	30,915
	$ 50,344	$ 55,804

Contingencies and commitments (note 14)

Subsequent events (note 17)

Approved by the Board of Directors

"Ronald K. Netolitzky" Director   "Robert V. Matthews" Director

The accompanying notes are an integral part of these consolidated financial statements.

Viceroy Resource Corporation

Consolidated Statements of Deficit

For the years ended December 31, 2002, 2001 and 2000

(expressed in thousands of Canadian dollars)

		2002		2001		2000
Deficit - Beginning of year	$	(183,554)	$	(147,419)	$	(102,051)
Net earnings (loss) for the year		857		(35,872)		(45,042)
Dividend to preferred shareholders		-		(263)		(326)
Deficit - End of year	$	(182,697)	$	(183,554)	$	(147,419)

The accompanying notes are an integral part of these consolidated financial statements.

Viceroy Resource Corporation

Consolidated Statements of Earnings

For the years ended December 31, 2002, 2001 and 2000

(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000
Sales	$ 21,705	$ 52,046	$ 114,230
Cost of sales	7,715	47,854	97,027
Depreciation and depletion	788	9,741	25,374
Provision for reclamation	-	1,872	2,826
	8,503	59,467	125,227
	13,202	(7,421)	(10,997)
Expenses (income)			
General and administrative	2,496	2,965	4,490
Exploration	553	950	3,166
Interest and financing charges on long-term debt	36	706	1,550
Royalties	794	1,055	2,330
Other income	(699)	(1,246)	(750)
	3,180	4,430	10,786
Earnings (loss) before the following	10,022	(11,851)	(21,783)
Gain on transfer of investments	-	8,257	-
Writedowns and settlement of Australian operation (note 3)	(811)	(33,734)	-
Writedowns, gains and adjustments to reclamation (note 12)	(6,247)	715	(23,677)
Earnings (loss) before income taxes	2,964	(36,613)	(45,460)
Income tax expense (recovery) (note 13)	2,107	(741)	(418)
Net earnings (loss) for the year	$ 857	$ (35,872)	$ (45,042)
Basic and diluted earnings (loss) per share	$ 0.01	$ (0.57)	$ (0.78)
Weighted average number of shares outstanding	92,262,974	62,456,412	57,660,370

The accompanying notes are an integral part of these consolidated financial statements.

Viceroy Resource Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000

(expressed in thousands of Canadian dollars)

	2002	2001	2000
Cash flows from operating activities			
Net earnings (loss) for the year	$ 857	$ (35,872)	$ (45,042)
Items not affecting cash			
Depreciation, depletion and provision for reclamation costs	890	12,032	28,200
Writedowns and adjustments to reclamation	12,669	19,135	24,203
Gain on reduction of investment in a foreign operation	(3,164)	-	-
Loss on sale of marketable securities and investments	-	95	274
Gain on transfer of investments	-	(8,257)	-
Deferred revenue recognized in the year	-	(4,845)	(7,579)
Gain on disposal of resource properties and supplies inventories	(3,258)	(748)	(526)
Provision for corporate guarantees	-	13,053	-
	7,994	(5,407)	(470)
Expenditures for reclamation and closure	(2,140)	(1,647)	-
Changes in non-cash working capital	2,982	8,026	13,506
	8,836	972	13,036
Cash flows from financing activities			
Proceeds from long-term debt	-	-	4,312
Proceeds from common shares issued	2,526	-	-
Repayment of long-term debt	-	(2,698)	(11,298)
Dividend paid to preferred shareholders	-	(263)	(194)
	2,526	(2,961)	(7,180)
Cash flows from investing activities			
Increase in appropriated and restricted cash	(3,435)	(167)	(2,394)
Proceeds on sale of investments	-	804	373
Expenditures on long-term investments	(825)	(125)	-
Proceeds from disposal of resource assets	5,015	3,155	1,088
Expenditures for resource assets	(2,021)	(2,084)	(9,040)
Deferred merger costs	(175)	-	-
	(1,441)	1,583	(9,973)
Foreign exchange (loss) gain on cash held in a foreign subsidiary	(112)	218	(101)
Increase (decrease) in cash and cash equivalents	9,809	(188)	(4,218)
Cash and cash equivalents - Beginning of year	6,069	6,257	10,475
Cash and cash equivalents - End of year	$ 15,878	$ 6,069	$ 6,257

Currency translation adjustment (note 11)

Supplemental cash flow information (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

1 Nature of operations

Viceroy Resource Corporation (the company) is a natural resource company involved in the acquisition, financing, exploration, development and operation of mineral properties. The company also invests in junior exploration companies and provides bridge loans to small and mid-cap companies in North America.

The recoverability of the amounts shown in the consolidated balance sheets for resource assets is dependent upon the company's ability to obtain certain market price, production, operating cost and reclamation objectives to fulfil its obligations as they arise and to complete the development and production of its projects.

2 Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada.

Basis of presentation

The consolidated financial statements include the accounts of the company and its subsidiaries. The company's significant subsidiaries include Viceroy Minerals Corporation and its wholly owned interest in the Brewery Creek Mine; Viceroy Gold Corporation and its 75% proportionately consolidated joint-venture interest in the Castle Mountain Mine. The company consolidated its 100% interest in Viceroy Australia Pty Ltd. to the date the company ceased to have control (note 3).

Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. While management believes that these estimates and assumptions are reasonable, actual results could differ.

Cash and cash equivalents

Cash and cash equivalents includes all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with a minimum of R-1 mid-grade rating.

Marketable securities

Marketable securities are carried at the lower of average cost and market value.

Inventories

Inventories include gold in process and supplies valued at the lower of average cost and net realizable value.

Cost of gold in process includes only direct mining and processing costs to place the ore into the leaching process.

Investments

Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.

Resource assets

a) Property acquisition and deferred mine development costs

Property acquisition and mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted over their estimated economic lives on the basis described below:

- where total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated useful life of the mine.

- where the operating plan calls for production from well-defined ore reserves, the unit-of-production method is applied over recoverable and probable reserves.

- Reviews are undertaken regularly to evaluate the carrying values of operating mines and development properties. If proven the estimated net recoverable amount using non-discounted cash flows is less than the carrying value, a writedown to the net recoverable amount is made by a charge to earnings.

b) Exploration and development

General exploration expenditures and care and maintenance costs of development properties on hold, are expensed in the period incurred.

Significant property acquisition costs, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production.

c) Plant, equipment and other fixed assets

Plant, equipment and other fixed assets are recorded at cost and depreciated on a straight-line or unit-of-production basis over the shorter of their estimated useful lives or the life of the mine to their net realizable value.

Provision for reclamation costs

Estimated site reclamation and closure costs, including environmental and decommissioning costs necessary to comply with existing requirements, are provided for on a unit-of-production basis over the estimated mine life and included as part of depreciation and depletion in the consolidated statements of earnings.

Translation of foreign currencies

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is deferred and shown as a currency translation adjustment in shareholders' equity until charged against earnings when the investment in the operation is reduced.

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Gains or losses on foreign currency transactions are recognized in other income.

Revenue recognition

Sales of precious metals are recorded at the estimated net realizable value when the metals are available for delivery and unsettled amounts are recorded as accounts receivable.

Hedging gains or losses are recognized in sales in the same period in which the revenue from the hedged production is recorded. Gains or losses on contracts closed out early have been included in revenue at the original maturity date.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

Stock-based compensation

The company has a stock option plan as described in note 10(c). For 2002, the company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation. The company has elected to follow the intrinsic value based method of accounting for stock options granted. Accordingly, no compensation expense is recognized on the grant of share options to directors and employees as the exercise price is equal to the market price at the date of grant. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

(expressed in Canadian dollars; tables in thousands, except share capital information)

Earnings (loss) per share

Earnings or loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings or loss are calculated using the treasury stock method, if dilutive.

3 Writedowns and settlement of Australian operation

a) On June 24, 2001, the company placed its 100% wholly owned subsidiaries Viceroy Australia Pty Ltd. (VAPL) and Bounty Victoria Pty Ltd. (Bounty) into voluntary administration. The powers of the directors and officers of the companies are suspended while the companies are under voluntary administration. Therefore, these consolidated financial statements include the consolidated operating results of VAPL up to June 24, 2001, the date the company ceased to have control. The final resolution of the values to be derived from the Australian assets is not determinable and accordingly the company has written off its net investment of $17,549,000 in VAPL.

The consolidated financial position and the results of the Australian operations to June 24, 2001 included in these consolidated financial statements are summarized below:

Excluded at June 24, 2001:

Current assets	$	4,346
Long-term assets		33,958
		38,304
Current liabilities		(22,473)
Provision for reclamation costs		(2,910)
Currency translation adjustment		4,628
Net investment in VAPL	$	17,549

The loss for the period January 1, 2001 to June 24, 2001 was:

Revenues	$	15,628
Cost of sales		19,838
Depreciation, depletion and provision for reclamation		1,715
		(5,925)
Expenses		1,161
Net loss	$	(7,086)

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) On August 31, 2001, the company and its North American subsidiaries executed a settlement arrangement with NM Rothschilds (Australia) Limited (Rothschild) and Macquarie Bank Ltd. to relieve the company and its North American subsidiaries of their obligations under agreements guaranteeing certain borrowings and hedging arrangements relating to the Australian operations. The company recorded $16,185,000 in settlement of corporate guarantees and delivered the following considerations:

   i) Paid cash of $3,132,000

   ii) Issued 23,000,000 common shares for $3,200,000 (note 10)

   iii) Relinquished the company's equity position in Nova Gold Resources Inc. with a market value of $9,853,000.

c) Viceroy has commenced legal proceedings against Australian Mining Consultants Pty Ltd. (AMC) in the Federal Court of Australia. The proceedings arise from AMC's due diligence investigation in relation to the company's acquisition of the Bounty Mine in 1999. AMC is defending the proceedings.

d) In December 2002, Viceroy executed an amended Deeds of Company Arrangement (DOCA) with VAPL and Bounty. The DOCA discharges creditor's claims against Bounty and VAPL. The company does not anticipate further liability in respect of claims made by the unsecured creditors of VAPL and Bounty.

Under the terms of the DOCA, the company agreed to the following:

- Cash payment of Aus$800,000 that was paid in January 2003 to the administrator for distribution to the unsecured creditors of Bounty;
- Paid Aus$121,000 in January 2003 to the administrator for the costs to distribute the payment to the unsecured creditors;
- The first AUS$1,000,000 realized from either the successful outcome of the company's action against AMC or from sale of the remaining assets after Rothschild has realized Aus$5,200,000; and
- 25% of any net recovery from the AMC legal action in excess of Aus$1,000,000.

The administrator will pay the first Aus$5,200,000 that is recovered from the sale of the remaining assets in VAPL and Bounty to Rothschild. The company has no liability to Rothschild for any shortfall in the recovery of the Aus$5,200,000; and any surplus in excess of the Aus$5,200,000 will remain in the companies to be distributed as indicated above.

4 Financial instruments

The carrying values of cash and cash equivalents, appropriated and restricted cash, accounts receivable, other receivables, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments. The quoted market value of marketable securities at December 31, 2002 is approximately $2,487,000. The fair market value estimate of the company's investments as December 31, 2002 is $809,000 (2001 - $63,000).

(expressed in Canadian dollars; tables in thousands, except share capital information)

5 Joint venture

a) The company owns a 75% interest in Castle Mountain Venture (Castle Mountain) which owns the Castle Mountain Mine.

The company's interest in the joint venture is summarized as follows:

	2002	2001	2000
Cash and non-cash working capital	$ 1,012	$ 3,949	$ 11,072
Other long-term assets	9,879	6,615	-
Resource assets	2,217	6,087	12,720
Provision for reclamation	(9,285)	(10,938)	(6,878)
Net assets	$ 3,823	$ 5,713	$ 16,914
Sales	$ 21,088	$ 25,637	$ 39,867
Costs and expenses	(5,902)	(27,103)	(36,911)
Earnings (loss) before income taxes	$ 15,186	$ (1,466)	$ 2,956
Cash flows from (for):			
Operating activities	$ 19,910	$ 10,643	$ 10,315
Financing activities	-	-	(1,487)
Investing activities	(914)	(2,572)	(924)

b) MK Gold Company, the 25% participant in Castle Mountain, has made a claim of US$484,000 (company's portion - $363,000) against Castle Mountain which is in dispute.

6 Inventories

	2002	2001
Gold in process	$ 272	$ 2,108
Supplies	291	565
	$ 563	$ 2,673

During 2002, the company made a provision of $242,000 (2001 - $1,536,000, 2000 - $1,424,000) against supplies inventories for obsolescence and other factors related to the completion of mining at the Brewery Creek and Castle Mountain Mines.

(expressed in Canadian dollars; tables in thousands, except share capital information)

7 Appropriated and restricted cash

As at December 31, 2002, the company had appropriated cash of $9,838,000 (2001 - $6,573,000) in a voluntary sinking fund to fulfil reclamation obligations at the Castle Mountain Mine.

Restricted cash as at December 31, 2002 had $8,204,000 (2001 - $8,163,000) and pledged as security for licences and permits to fulfil reclamation obligations at the Brewery Creek Mine and $771,000 (2001 - $687,000) for deferred compensation of which $694,000 (2001 - $498,000) is included in current assets.

8 Resource assets

			2002			2001
	Cost	Accumulated depreciation, depletion and writedowns	Net	Cost	Accumulated depreciation, depletion and writedowns	Net
Mines						
Castle Mountain	$ 106,994	$ (104,777)	$ 2,217	$ 135,005	$ (128,918)	$ 6,087
Brewery Creek Mine	87,839	(86,531)	1,308	88,243	(86,705)	1,538
	194,833	(191,308)	3,525	223,248	(215,623)	7,625
Development projects and other						
Gualcamayo	22,043	(16,788)	5,255	20,129	-	20,129
Paredones	-	-	-	12,514	(12,514)	-
Other	2,167	(2,019)	148	2,877	(2,722)	155
	24,210	(18,807)	5,403	35,520	(15,236)	20,284
	$ 219,043	$ (210,115)	$ 8,928	$ 258,768	$ (230,859)	$ 27,909

a) Mines

Castle Mountain Mine is subject to an annual payment of US$100,000 subject to an inflation adjustment and net smelter returns between 2% and 4%.

Brewery Creek Mine is subject to a US$10 to US$40 per ounce sliding gold price scale royalty on 21,516 ounces of gold and a 5% net profit royalty.

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) Development projects and other

i) Gualcamayo

In November, 2002, the company purchased the remaining 40% interest in the Gualcamayo property for US$1,000,000. During the year ended December 31, 2002, the company wrote down the property by $16,788,000 to its estimated realizable value of $5,255,000.

ii) Paredones

During the year ended December 31, 2000, the company wrote off its interest in Paredones in the amount of $2,379,000. In August, 2002, the company sold its interest in the Paredones property for $3,000,000 comprised of $1,000,000 in cash, $500,000 to be received on the first anniversary of the sale and 303,030 units of Vista Gold. Each unit is comprised of one common share and one warrant to purchase an additional share for $6.87. The gain on sale is recorded in gain on disposition of resource assets within note 12.

9 Provision for reclamation costs

As at December 31, 2002, the company had provided $15,785,000 (2001 - $22,152,000), of which $2,140,000 (2001 - $703,000) is considered current, for obligations related to the reclamation of the Brewery Creek and Castle Mountain mines. During the year ended December 31, 2002, the company has updated its closure plans and reduced the provision for reclamation costs by $4,119,000.

(expressed in Canadian dollars; tables in thousands, except share capital information)

10 Share capital

a) Authorized

200,000,000 common shares without par value
15,000,000 preferred shares without par value

b) Shares issued and outstanding

	2002		2001		2000	
	Number of shares	**Amount**	**Number of shares**	**Amount**	**Number of shares**	**Amount**
Common shares						
Opening balance	82,942,345	$ 204,738	59,942,345	$ 201,538	59,907,345	$ 201,513
Settlement of corporate guarantees (note 3)	-	-	23,000,000	3,200	-	-
Issued for cash	16,000,000	2,424	-	-	-	-
Issued for expenses	-	-	-	-	35,000	25
Issued for stock options	667,500	102	-	-	-	-
Issued for preferred shares	3,500,000	6,100	-	-	-	-
Closing balance	103,109,845	213,364	82,942,345	204,738	59,942,345	201,538
Own shares acquired						
Opening/closing balance	(2,277,600)	(3,405)	(2,277,600)	(3,405)	(2,277,600)	(3,405)
	100,832,245	209,959	80,664,745	201,333	57,664,745	198,133
Preferred shares						
Opening balance	6,100,000	6,100	6,100,000	6,100	6,100,000	6,100
Conversion to common shares	(6,100,000)	(6,100)	-	-	-	-
Closing balance	-	-	6,100,000	6,100	6,100,000	6,100
Total share capital		$ 209,959		$ 207,433		$ 204,233

In March 2002, the company agreed to an early conversion of the outstanding preferred shares, which were convertible into a maximum of 4,066,667 common shares. In consideration of the early conversion, the number of shares issued was reduced to 3,500,000 and the payment of outstanding dividends to the conversion date was waived.

In June 2002, the company completed a private placement of 16 million units of Viceroy at a price of $0.1575 per unit. Each unit was comprised of one common share and one-half share purchase warrant with each whole warrant entitling the holder thereof to acquire one Viceroy common share at a price of $0.20 per share to June 13, 2004. The company received net proceeds of $2,424,000.

(expressed in Canadian dollars; tables in thousands, except share capital information)

As at December 31, 2002, 8,000,000 warrants are outstanding and have a remaining weighted average life of 1.5 years. Subsequent to year-end, 182,539 warrants were exercised.

c) **Stock options outstanding**

The company has a stock option plan under which the company may grant options to its directors and employees for up to 8,600,000 shares of common stock. The exercise price of each option is either equal to or higher than the market price of the company's stock on the day of grant. Options granted under the plan vest dependent upon share price performance and time criteria.

During the year ended December 31, 2002 and 2001, the change in stock options outstanding was as follows:

	2002			2001			2000		
	Number of shares		Weighted average share price	Number of shares		Weighted average share price	Number of shares		Weighted average share price
Opening balance	4,898,299	$	1.09	4,012,267	$	3.03	4,340,942	$	3.39
Granted	840,000		0.27	3,170,000		0.16	430,000		0.74
Forfeited	(169,998)		1.10	(1,966,848)		2.99	(365,460)		3.40
Exercised	(667,500)		0.15	-		-	-		-
Expired	(785,799)		4.14	(317,120)		4.56	(393,215)		4.24
Closing balance	4,115,002	$	0.49	4,898,299	$	1.09	4,012,267	$	3.03
Options exercisable at year-end	4,059,008	$	0.46	4,643,971	$	1.06	3,200,811	$	3.23

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

		Options outstanding			Options exercisable		
Range of exercise prices	Options outstanding	Weighted average remaining contracted life (years)		Weighted average exercise price	Options Exercisable		Weighted average exercise price
$ 0.10 to 0.29	3,240,000	3.9	$	0.19	3,240,000	$	0.19
0.60 to 1.63	620,001	1.8		1.15	620,001		1.15
2.17 to 2.95	255,001	0.6		2.68	199,007		2.67
	4,115,002	3.4	$	0.49	4,059,008	$	0.46

(expressed in Canadian dollars; tables in thousands, except share capital information)

Effective January 1, 2002, the company adopted the new standard for stock-based compensation. For income statement purposes the company has elected to follow the intrinsic value based method of accounting for stock options. Under this method no compensation is recognized when options are granted pursuant to the plan. Consideration paid for shares on the exercise of the share options is credited to share capital. Had the company adopted the fair value method of accounting, the company would have recorded a compensation expense of $128,000. There would have been a negligible effect on both basic and fully diluted earnings per share. The average value of the stock options granted was estimated at $0.15 at the grant dates using the Black-Scholes option pricing model based on the following assumptions:

Risk-free interest rate	4.53%
Option life	5 years
Expected volatility	60%

11 Currency translation adjustment

This adjustment represents the net foreign currency translation adjustment (CTA) on the company's net investment in self-sustaining foreign operations. The unrealized gain or loss from changes in exchange rates makes up part of the change in balance sheet accounts with respect to their related cash inflows and outflows. Accordingly, these changes within the CTA result in amounts on the statements of cash flows that may differ from the actual movement noted in the reporting currency of particular balance sheet items.

		2002		2001
Opening balance	$	7,036	$	2,447
Unrealized loss from change in exchange rates		(111)		(39)
Realized loss from deconsolidation of investments in Australia (note 3(a))		-		4,628
Realized gain from decrease in net investments in the U.S.A.		(3,164)		-
Closing balance	$	3,761	$	7,036

(expressed in Canadian dollars; tables in thousands, except share capital information)

12 Writedowns, gains and adjustment to reclamation

During the year ended December 31, 2002, the company made the following writedowns, gains and adjustment to reclamation:

	2002	2001	2000
Writedown of marketable securities	$ -	$ -	$ (1,096)
Writedown of inventories	-	-	(4,797)
Writedown of investments	-	-	(4,156)
Writedown of resource assets	(16,788)	-	(9,583)
Decrease (increase) in reclamation provision	4,119	-	(6,847)
Writedown of deferred revenue	-	-	2,276
Gain on disposition of resource assets	3,258	715	526
Gain on reduction of investment in a foreign operation	3,164	-	-
	$ (6,247)	$ 715	$ (23,677)

13 Income taxes

a) Income tax expense (recovery) is as follows:

	2002	2001	2000
Canada	$ 532	$ (128)	$ 24
United States	1,575	(613)	(442)
	$ 2,107	$ (741)	$ (418)

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) The reconciliation of the statutory income tax rates to the effective tax rates on the earnings (loss) before income taxes is as follows:

	2002	2001	2000
Income taxes at statutory rates	$ 339	$ (16,004)	$ (20,269)
Increase (decrease) in taxes from:			
Non-deductible differences	(3,094)	(322)	1,153
Foreign withholding taxes	892	-	-
U.S. alternative minimum tax expense (recovery)	262	(78)	(442)
Difference in foreign tax rates	612	9	41
Benefits of timing differences not previously recognized	6,405	15,782	19,075
Recognition of prior year tax losses	(3,309)	-	-
Large corporations tax	-	(128)	24
	$ 2,107	$ (741)	$ (418)

c) The company has losses in various jurisdictions as set out below. No recognition has been given in these consolidated financial statements to the potential future benefits that may arise on utilization of tax losses.

i) Canada

The company had non-capital losses to reduce future taxable income in Canada of approximately $20,445,000. These losses expire between 2003 and 2009.

ii) United States

The company has estimated net operating losses available to reduce future regular tax in the United States aggregating US$4,789,000. These losses expire between 2006 and 2021.

d) The company has future tax deductions exceeding accounting deductions of $59,629,000 (2001 - $53,900,000). The realization of income benefits related to these future potential tax deductions is uncertain at this time and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

(expressed in Canadian dollars; tables in thousands, except share capital information)

14 Contingencies and commitments

a) Surety bond guarantees totalling US$2,340,000 have been provided by the Castle Mountain Mine to ensure compliance with reclamation and other environmental agreements.

b) Letter of credit totalling $8,060,000 (2001 - $8,060,000, 2000 - $8,060,000) have been provided to ensure compliance with a water-use licence at Brewery Creek, Yukon.

c) The company has commitments totalling $872,000 for operating leases over the next five years.

d) Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements including notes 3(b) and 5(b).

15 Segmented information

a) The company's reportable operating segments are as follows:

								2002
	Sales	Depreciation and depletion	Interest expense	Write-downs	Incon expens	Net profit (loss)	Total assets
Brewery Creek Mine	$ 617	$ -	$ 19	$ -	$ 4	$ 2,196	$ 9,994
Castle Mountain Mine (75%)	21,088	788	-	-	1,575	13,390	13,508
Exploration operations	-	-	-	16,788	-	(17,110)	5,255
Other	-	-	17	-	528	2,381	21,587
	$ 21,705	$ 788	$ 36	$ 16,788	$ 2,107	$ 857	$ 50,344

							2001
	Sales	Depreciation and depletion	Interest expense	Write-downs	Incon recovery	Net profit (loss)	Total assets
Brewery Creek Mine	$ 10,781	$ 3,253	$ 213	$ -	$ (125)	$ 820	$ 11,040
Bounty Mine	15,628	1,613	464	33,734	-	(40,461)	-
Castle Mountain Mine (75%)	25,637	4,875	-	-	(613)	(1,326)	16,082
Exploration operations	-	-	-	-	-	(950)	20,129
Other	-	-	29	-	(3)	6,045	8,553
	$ 52,046	$ 9,741	$ 706	$ 33,734	$ (741)	$ (35,872)	$ 55,804

(expressed in Canadian dollars; tables in thousands, except share capital information)

							2000
	Sales	Depreciation and depletion	Interest expense	Write-downs	Incon recovery	Net profit (loss)	Total assets
Brewery Creek Mine	$ 24,552	$ 12,457	$ 371	$ 12,904	$ (40)	$ (29,184)	$ 19,281
Bounty Mine	49,800	7,430	1,046	883	-	(7,215)	43,777
Castle Mountain Mine (75%)	39,878	5,487	97	-	(378)	4,425	30,043
Exploration operations	-	-	-	5,164	-	(5,164)	19,325
Other	-	-	36	5,252	-	(7,904)	7,997
	$ 114,230	$ 25,374	$ 1,550	$ 24,203	$ (418)	$ (45,042)	$ 120,423

b) The company operates in the following geographic areas:

	2002		2001		2000	
	Sales	Resource assets	Sales	Resource assets	Sales	Resource assets
Australia	$ -	$ -	$ 15,628	$ -	$ 49,800	$ 38,173
Canada	617	1,455	10,781	1,693	24,552	7,761
United States	21,088	2,218	25,637	6,087	39,878	12,722
Argentina	-	5,255	-	20,129	-	19,104
	$ 21,705	$ 8,928	$ 52,046	$ 27,909	$ 114,230	$ 77,760

16 Supplemental cash flow information

a) Interest and income taxes paid (recovered) were:

	2002	2001	2000
Interest	$ 39	$ 666	$ 724
Income taxes	2,702	(364)	(378)

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) During the years ended December 31, 2002, 2001 and 2000, the company conducted non-cash activities as follows:

	2002	2001	2000
Operating activities			
Expenses settled with issue of shares	$ -	$ -	$ (25)
Settlement of Corporate Guarantees (note 3(b))	-	(13,053)	-
Gain on disposal of resource assets	(1,500)	-	-
Financing activities			
Shares issued for Corporate Guarantees (note 3(b))	-	3,200	-
Shares issued for expenses	-	-	25
Investing activities			
Investments relinquished for Corporate Guarantees (note 3(b))	-	9,853	-
Investments acquired on the disposal of an exploration property	1,500	-	-

17 Subsequent events

a) On February 4, 2003 the company has provided a bridge loan of US$2,702,000 due February 4, 2004.

b) On March 4, 2003, the company entered into a letter agreement (Letter Agreement) providing for a reorganization of Viceroy, Quest Investment Corporation (Quest), Arapaho Capital Corp. (Arapaho) and Avatar Petroleum Inc. (Avatar) by way of a statutory plan of arrangement (the Arrangement).

Viceroy will acquire all of the shares of each of Avatar, Quest Management Corp. (Quest Management) (which is a wholly owned subsidiary of Arapaho) and Quest, by way of three separate share exchanges, in exchange for shares of Viceroy. Avatar and Quest will be wound-up into Viceroy and Viceroy will change its name to "Quest Capital Corp."

Viceroy will alter its share capital to provide for subordinate voting (one vote per share) common shares (Class A Shares) and variable multiple voting (between one and five votes per share) common shares (Class B Shares). The Class B shares will initially carry one vote per share. Viceroy will also consolidate its shares on a one new for three old basis.

As part of the Arrangement and prior to the above merger, Viceroy will distribute to its pre-merger shareholders 70-85% of the shares in two subsidiary companies which will hold, upon completion of two separate shares exchanges, mineral assets in Argentina and Canada, respectively. Shareholders, who would be entitled to receive less than one board lot of shares pursuant to the Arrangement, will receive a cash payment unless they elect to receive shares.

Closing of the Arrangement is conditional upon, among other things, the Companies entering into a definitive form of Arrangement agreement, receiving final valuations and fairness opinions, and receipt of all regulatory and shareholder approvals.

Viceroy has announced that (subject to regulatory acceptance) it has entered into a non-brokered private placement that will provide financing of up to $10,000,000 for Viceroy immediately upon completion of the Arrangement by way of units (Units). The Units will be issued at a price of $0.40 per Unit (pre-consolidation) comprised of one Viceroy Class A share and one common share purchase warrant (the Warrant) to purchase one Viceroy Class A share exercisable for five years after the date of issue at an exercise price of $0.50 per share (pre-consolidation), subject to a reduction in the exercise period to 20 business days if the closing price of Viceroy shares trade on the Toronto Stock Exchange for a period of 20 consecutive trading days commencing after December 31, 2003, at or above $0.75 per share (pre-consolidation).

c) Other subsequent events are disclosed elsewhere in these consolidated financial statements including notes 3, and 10(b)

VICEROY RESOURCE CORPORATION
900-570 Granville Street
Vancouver, British Columbia V6C 3P1

03 JUN -4 AM 7:21

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual and extraordinary general meeting (the "**Viceroy Meeting**") of members (also referred to as "**Shareholders**") of Viceroy Resource Corporation ("**Viceroy**") will be held in the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Wednesday, June 18, 2003 at the hour of 11:00 a.m. (Vancouver time) for the following purposes, all as more fully set forth in the Joint Information Circular in respect of the Viceroy Meeting:

(1) To receive and consider the report of the Directors;
(2) To receive and consider the audited financial statements of Viceroy for the year ended December 31, 2002 together with the report of the Auditors thereon;
(3) To elect Directors;
(4) To appoint Auditors and to authorize the Directors to fix their remuneration;
(5) To consider and, if thought fit, to approve a new stock option plan (the "**Viceroy 2003 Plan**");
(6) To consider and, if thought fit, to approve the Private Placement of 8,333,333 units ("**PP Units**") of Mergeco;
(7) To consider and, if thought fit, to authorize Viceroy to issue greater than 25% of its outstanding shares as more particularly set out in the Joint Information Circular (the "**Future Placements Resolution**"); and
(8) To consider and, if thought fit, to approve by special resolution (the "**Viceroy Arrangement Resolution**") an arrangement (the "**Arrangement**") under Section 252 of the Company Act (British Columbia) pursuant to which (a) Viceroy will, in three separate exchanges of securities, acquire all of the issued shares of Quest Investment Corporation ("**Quest**"), Avatar Petroleum Inc. ("**Avatar**") and Quest Management Corp. ("**Arapaho-Sub**", which is a wholly-owned subsidiary of Arapaho Capital Corp.) to form a merged company ("**Mergeco**") in exchange for Mergeco shares; (b) Viceroy Shareholders will receive shares of Mergeco and shares of two British Columbia companies which hold certain mineral exploration assets of Viceroy; (c) securityholders of the acquired companies will receive securities of Mergeco; and (d) Viceroy will consolidate and alter its authorized capital and change its name to "Quest Capital Corp."; and
(9) To transact such further or other business as may properly come before the Viceroy Meeting and any adjournment thereof.

TAKE NOTICE that pursuant to the Interim Order of the Supreme Court of British Columbia dated May 9, 2003 and the Company Act (British Columbia), you as a holder of common shares of Viceroy (the "Viceroy Shares") may until 11:00 a.m. (Vancouver time) on June 17, 2003 give Viceroy a notice of dissent by registered mail addressed to Viceroy at 900-570 Granville Street, Vancouver, British Columbia V6C 3P1 with respect to the Viceroy Arrangement Resolution. As a result of giving a notice of dissent a Shareholder may, on receiving a notice of intention to act under Section 207 of the Company Act (British Columbia) as provided by the Interim Order with respect to the Arrangement, require Viceroy to purchase all of the Viceroy Shares held by such Shareholder in respect of which the notice of dissent was given. These dissent rights are described in the Joint Information Circular in respect of the Viceroy Meeting.

Accompanying this Notice are the 2002 Annual Report, Audited Financial Statements, a summary of the Joint Information Circular in respect of the Viceroy Meeting, a form of Proxy and an Annual Return Card Form. **Shareholders may access an electronic copy of the Joint Information Circular at www.viceroyresource.com or www.sedar.com or may request a printed copy, free of charge, from Viceroy at 1-877-688-9780 within Canada and the United States and (604) 688-9780 elsewhere**. Shareholders unable to attend the Viceroy Meeting in person should read the notes to the Proxy and complete and return the Proxy to Viceroy's Transfer Agent, Computershare Trust Company of Canada, by mail or delivery to 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department, or by facsimile to (604) 683-3694 no later than 48 hours prior to the commencement of the Viceroy Meeting.

If you are a non-registered holder of Viceroy Shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary. The enclosed form of proxy appoints nominees of management as proxyholder and you may amend the proxy, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Viceroy Meeting.

DATED this 30th day of April, 2003 (signed) RONALD K. NETOLITZKY, President & Chief Executive Officer

Shareholders unable to attend the Viceroy Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

VICEROY RESOURCE CORPORATION
900-570 Granville Street
Vancouver, British Columbia V6C 3P1

May 15, 2003

Dear Shareholder:

This letter, a notice of meeting, a proxy, a summary circular of a joint information circular, audited financial statements, the annual report and an annual return card are being sent to you as one of the shareholders of Viceroy. The purpose of this letter is to invite you and the other shareholders of Viceroy to attend the annual and extraordinary general meeting of shareholders as described in the notice.

As described in the notice and summary circular, you will be asked to consider the usual annual general meeting matters, approve a proposed private placement, approve the authorization of future private placements, approve a new stock option plan for Viceroy as well as approve a special resolution to approve a reorganization of Viceroy by way of statutory plan of arrangement (the "Arrangement").

Under the Arrangement, (a) Viceroy will, in three separate exchanges of shares, acquire all of the issued shares of Quest Investment Corporation, Avatar Petroleum Inc. and Quest Management Corp., which is a wholly-owned subsidiary of Arapho Capital Corp. to form a merged company ("Mergeco") in exchange for Mergeco Shares; (b) Viceroy shareholders will receive shares of Mergeco and shares of two British Columbia companies which hold certain mineral exploration assets of Viceroy; (c) shareholders of the acquired companies will receive shares of Mergeco; and (d) Viceroy (Mergeco) will consolidate and alter its authorized capital and change its name to "Quest Capital Corp.". The summary circular provides a summary of the proposed Arrangement and describes how you can obtain a copy of the full joint information circular. It also describes the particulars of the approvals required, including the application to be made to the British Columbia Supreme Court. Please give this information your careful attention.

Your company believes that the Arrangement is advantageous for numerous reasons, including the fact that Mergeco will be a larger company with a large market capitalization, a strong balance sheet and experienced directors. The business of Mergeco following the Arrangement will be merchant banking as described in the circular. The distribution of the shares of the two new British Columbia companies will provide you with an opportunity to continue to participate in exploration endeavours on properties in which Viceroy currently has interests. The board of directors of Viceroy has reviewed the particulars of the proposed Arrangement and the opinion of its financial advisor and concluded that the transactions contemplated by the Arrangement are fair and reasonable to the securityholders of Viceroy and in the best interests of Viceroy and recommends that you vote **FOR** approval of the Arrangement.

It is important that your shares be represented at the annual and extraordinary general meeting regardless of the number of shares you hold. Whether or not you plan to attend the meeting, please complete, date, sign and return your proxy as soon as possible so that your shares will be represented. You may, of course, attend the meeting and vote in person, even if you have previously returned the proxy.

We look forward to seeing you at the annual and extraordinary general meeting.

Yours truly,

Viceroy Resource Corporation

(signed) Ronald K. Netolitzky

Ronald K. Netolitzky
President & Chief Executive Officer

Proxy

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS OF VICEROY RESOURCE CORPORATION (the "Company") TO BE HELD IN THE OAK ROOM, FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA ON JUNE 18, 2003, AT 11:00 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints Ronald K. Netolitzky, a Director of the Company, or failing this person, Susan M. Neale, Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Joint Information Circular dated April 30, 2003)

		For	Against
1.	To determine the number of Directors at ten (10).	______	______
		For	**Withhold**
2.	To elect as Director, **W. David Black.**	______	______
3.	To elect as Director, **Michael H. Halvorson.**	______	______
4.	To elect as Director, **Ronald K. Netolitzky.**	______	______
5.	To elect as Director, **A. Murray Sinclair.**	______	______
6.	To elect as Director, **Michael D. Winn.**	______	______
7.	To elect as Director, **Brian E. Bayley.**	______	______
8.	To elect as Director, **Edward L. Mercaldo.**	______	______
9.	To elect as Director, **Robert G. Atkinson.**	______	______
10.	To elect as Director, **Henry J. Knowles.**	______	______
11.	To elect as Director, **Daniel Goodman.**	______	______
12.	To appoint PricewaterhouseCoopers LLP as Auditors of the Company.	______	______
		For	**Against**
13.	To authorize the Directors to fix the auditors' remuneration.	______	______
14.	To consider and, if thought fit to approve the Arrangement under Section 252 of the Company Act (British Columbia).	______	______
15.	To consider and, if thought fit to approve the Viceroy 2003 Plan respecting stock options.	______	______
16.	To consider and, if thought fit to approve the Private Placement.	______	______
17.	To consider and, if thought fit to approve the Future Placements Resolution.	______	______
18.	To transact such other business as may properly come before the Meeting.	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***Computershare Trust Company of Canada*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:*

Computershare Trust Company of Canada
Proxy Department
510 Burrard Street
Vancouver, British Columbia V6C 3B9

Fax: (604) 683-3694.

VICEROY RESOURCE CORPORATION

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annual to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ________________

I confirm that I am the **BENEFICIAL** owner of ____________________ shares of the Corporation. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ______________________ DATE: __________

CUSIP: 92564C108

SCRIP COMPANY CODE: VOYQ

Neither The Toronto Stock Exchange nor the TSX Venture Exchange has in any way passed upon the merits of the transaction described herein and any representation to the contrary is an offence.

03 JUN -4 AM 7:21

SUMMARY CIRCULAR

SUMMARY OF JOINT INFORMATION CIRCULAR

for Annual and Extraordinary General Meetings of

Shareholders of

VICEROY RESOURCE CORPORATION

QUEST INVESTMENT CORPORATION

and

AVATAR PETROLEUM INC.

and

Extraordinary General Meeting of Shareholders of

ARAPAHO CAPITAL CORP.

Dated as of April 30, 2003

TABLE OF CONTENTS

LIST OF SCHEDULES TO SUMMARY CIRCULAR

(The numbering of the Schedules attached to this Summary Circular corresponds with the numbering of the same Schedules as attached to the Joint Information Circular. The Schedules not included with this Summary are attached to the Joint Information Circular.

SUMMARY CIRCULAR

The following is a summary ("Summary" or "Summary Circular") of certain information contained in the Joint Information Circular (the "Information Circular") of Viceroy Resource Corporation ("Viceroy"), Quest Investment Corporation ("Quest"), Avatar Petroleum Corporation ("Avatar") and Arapaho Capital Corp. ("Arapaho"), including the schedules thereto.

Capitalized terms used in this Summary are defined in the attached Glossary of Terms or in the Information Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to in the Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars. The information contained herein and in the Information Circular is as of April 30, 2003 unless otherwise indicated.

This Summary Circular is provided to Shareholders of Viceroy and Quest pursuant to the terms of one or more of the Exemption Orders. See "Exemptions" below. In accordance with the terms of the Exemption Orders, Shareholders may receive a copy of the complete Information Circular by:

1. accessing the Information Circular on the Internet at www.viceroyresource.com or www.questinvestcorp.com;

2. accessing the Information Circular on the Internet at www.sedar.com. On the SEDAR website, select your language of choice, select "*Company Profiles*", select the letter of the alphabet for the particular Company (eg. "V" for Viceroy), select the respective Company name, choose "*View This Public Company's Documents*", and then select "*Management Proxy/Information Circular*" for the filing date May 20, 2003; or

3. requesting by telephone that a printed copy of the Information Circular be mailed to you which will be done free of charge. A request for a printed copy should be directed by Shareholders of Viceroy and Quest as follows:

Viceroy Shareholders	**Quest Shareholders**
Toll-free number: 1-877-688-9780 (Canada and United States) or (604) 688-9780 (outside Canada and United States)	Toll-free number: 1-800-318-3094 (Canada and United States) or (604) 689-1428 (outside Canada and United States)

THE MEETINGS

Times, Dates, and Places of Meetings

The Viceroy Meeting will be held on Wednesday, June 18, 2003 at 11:00 a.m. (Vancouver time) at Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Quest Meeting will be held on Wednesday, June 18, 2003 at 10:00 a.m. (Vancouver time) at Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Avatar Meeting will be held on Wednesday, June 18, 2003 at 9:00 a.m. (Vancouver time) at Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Arapaho Meeting will be held on Wednesday, June 18, 2003 at 8:00 a.m. (Vancouver time) at Bull, Housser & Tupper, 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3.

The Record Date

The Record Date for determining the registered Shareholders for each of the Meetings is May 13, 2003.

Purposes of the Meetings

This Summary Circular is furnished and the Information Circular is available in connection with the solicitation of proxies by management of Viceroy, Quest, Avatar and Arapaho for use at the Meetings.

Viceroy Meeting

At the Viceroy Meeting, Viceroy Shareholders will be asked to consider and to pass the Viceroy Annual General Meeting Matters and

1. the Viceroy Option Resolution approving the Viceroy 2003 Plan;
2. the Private Placement Resolution authorizing the issuance of 8,333,333 PP Units at a price of $1.20 per PP Unit to raise up to $10,000,000, each PP Unit consisting of one Mergeco Class A Share and one PP Warrant. Each PP Warrant is exercisable for five years at $1.50 per Mergeco Class A Share, subject to a reduction in the exercise period if the Mergeco Class A Shares close at or above $2.25 per Mergeco Class A Share for a specified period. All figures are on a post-Consolidation basis;
3. the Future Placements Resolution authorizing Viceroy to issue greater than 25% of its outstanding shares in the twelve month period commencing on June 18, 2003; and
4. the Viceroy Arrangement Resolution approving the Arrangement.

See "Viceroy Annual General Meeting and Other Matters" and "The Arrangement" in the Information Circular.

Quest Meeting

At the Quest Meeting, Quest Shareholders will be asked to consider and to pass the Quest Annual General Meeting Matters and the Quest Arrangement Resolution approving the Arrangement. See "Quest Annual General Meeting and Other Matters" and "The Arrangement" in the Information Circular.

Avatar Meeting

At the Avatar Meeting, Avatar Shareholders will be asked to consider and to pass the Avatar Annual General Meeting Matters and the Avatar Arrangement Resolution approving the Arrangement. See "Avatar Annual General Meeting and Other Matters" and "The Arrangement" in the Information Circular.

Arapaho Meeting

At the Arapaho Meeting, Arapaho Shareholders will be asked to consider and to pass the Arapaho Arrangement Resolution approving the Arrangement. See "The Arrangement" in the Information Circular.

SUMMARY OF THE TRANSACTION, THE RESULTING ISSUER AND ITS BUSINESS

The Arrangement

Summary

The Arrangement will involve the reorganization and exchanges of securities of Viceroy, Quest, Avatar, Arapaho-Sub, Viceroy Exploration Ltd. ("**ViceroyEx**") and SpectrumGold Inc. ("**SpectrumGold**") (together ViceroyEx and SpectrumGold are referred to as the "**SpinOutCos**"), and two British Columbia holding companies being Oro Belle Resources Corporation ("**Oro Belle**") and 650399 B.C. Ltd. ("**SpectrumSub**"), together referred to as the "**Subcos**".

Effect of the Arrangement

The Arrangement has been structured to reorganize the companies as follows:

1. Viceroy's Argentine mineral exploration properties will be indirectly transferred to ViceroyEx, with the reorganized Viceroy (Mergeco) holding less than 20% of the shares of ViceroyEx and Viceroy shareholders on a pro rata basis together with any new equity investors holding the balance of the shares of ViceroyEx;

2. Certain of Viceroy's British Columbia and Yukon mineral exploration properties together with certain of the Yukon mineral exploration properties of NovaGold Resources Inc. ("**NovaGold**") will be indirectly transferred to SpectrumGold, with the reorganized Viceroy (Mergeco) holding less than 20% of the shares of SpectrumGold, NovaGold holding up to 50% of the shares of SpectrumGold and Viceroy shareholders on a pro rata basis together with any new equity investors holding the balance of the shares of SpectrumGold;

3. Viceroy will be corporately reorganized by:

   (a) the consolidation of its existing common shares on a one for three basis;

   (b) its common shares being redesignated as Class A Subordinate Voting Shares without par value (one vote per share);

   (c) a new class of Class B Variable Multiple Voting Shares without par value as well as two classes of preferred shares being created; and

   (d) Viceroy changing its name to "Quest Capital Corp.";

4. The reorganized Viceroy (Mergeco), in three separate share exchanges, will acquire all of the issued shares of Avatar, Arapaho-Sub and Quest, in that order, with Arapaho and the shareholders of Avatar and Quest becoming shareholders of Mergeco on the basis outlined below; and

5. Mergeco will carry on the business of merchant banking.

Steps in the Arrangement

The principal features of the Arrangement are summarized as follows (the disclosure is qualified in its entirety by reference to the full text of the Arrangement Agreement among the above named companies dated for reference May 15, 2003).

On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

1. the Oro Belle Shareholders, including Viceroy, shall exchange all of the issued shares of Oro Belle for ViceroyEx Shares, on the basis of one ViceroyEx Share for each Oro Belle Share;

2. the SpectrumSub Shareholders, including Viceroy, shall exchange all of the issued SpectrumSub Shares for SpectrumGold Shares, on the basis of one SpectrumGold Share for each SpectrumSub Share;

3. in conjunction with or concurrent with the share exchanges, subject to subsection (7), Viceroy will distribute by way of "reduction of capital" of Viceroy a sufficient number of ViceroyEx

Shares it receives and a sufficient number of the SpectrumGold Shares it receives to Viceroy Shareholders on the Effective Date to be able to distribute the number of ViceroyEx and SpectrumGold Shares in accordance with Section (6)(b) below on the basis that the ViceroyEx Property and the SpectrumGold Property would cease to be held by Viceroy in the ordinary course of business and the value of the ViceroyEx Shares and SpectrumGold Shares distributed to Viceroy Shareholders would not be required to support Viceroy's continued operations and Viceroy will reduce the paid up capital of the Viceroy Shares by an amount equal to the value of the ViceroyEx Shares and SpectrumGold Shares distributed on that reduction of capital;

4. Viceroy shall alter its share capital as follows:

   (a) all of the Viceroy common shares (the "**Viceroy Shares**") (both issued and unissued) shall be consolidated on a one (1) for three (3) basis;

   (b) all of the Viceroy preferred shares (none of which are allotted or issued) shall be cancelled and the authorized capital shall be diminished accordingly;

   (c) all of the Viceroy Shares (both issued and unissued post-Consolidation) shall be redesignated as Class A Subordinate Voting Shares (the "**Mergeco Class A Shares**") without par value, having one (1) vote per share;

   (d) a new class of shares will be created which shall be designated as Class B Variable Multiple Voting Shares (the "**Mergeco Class B Shares**") without par value, having a minimum of one (1) vote per share and up to a maximum of five (5) votes per share and the Mergeco Class B Shares are convertible into Mergeco Class A Shares on a one for one basis; and

   (e) the authorized capital will be increased to consist of 1,500,000,000 shares divided into 500,000,000 Mergeco Class A Shares, 500,000,000 Mergeco Class B Shares, 250,000,000 First Preferred Shares and 250,000,000 Second Preferred Shares, such shares to have the rights and restrictions set out in the Amended and Restated Articles of Mergeco (as hereinafter defined);

5. in three separate share exchanges, Viceroy will acquire all of the issued shares of Avatar, Arapaho-Sub which is a wholly-owned subsidiary of Arapaho, and Quest, in that order;

6. upon completion of the transactions set forth in subsections (1) through (5) above, the securityholders of Viceroy, Avatar, Arapaho-Sub (being Arapaho) and Quest, subject to the provisions for shareholders who would hold a Small Lot (as hereinafter defined) of Mergeco or the SpinOutCos on completion of the Arrangement as set forth in Subsection (7) below, will be entitled to receive the following post-Arrangement securities in exchange for their pre-Arrangement securities and as a consequence of the completion of the Arrangement:

   (a) holders of Viceroy Shares will receive one Mergeco Class A Share in exchange for every three (3) Viceroy Shares (pre-Consolidation);

   (b) holders of Viceroy Shares will be issued one (1) ViceroyEx Share for every ten (10) Viceroy Shares (pre-Consolidation) and one (1) SpectrumGold Share for every thirty (30) Viceroy Shares (pre-Consolidation);

   (c) holders of Avatar Shares will be issued 0.2825 Mergeco Class A Shares for each Avatar Share;

   (d) Arapaho as the sole holder of all of the issued shares of Arapaho-Sub will be issued a total of 863,857 Mergeco Class A Shares for all of the issued shares of Arapaho-Sub;

   (e) holders of Quest Class A Shares will be issued 1.0514 Mergeco Class A Shares for each Quest Class A Share;

(f) holders of Quest Class B Shares will be issued 1.0514 Mergeco Class B Shares for each Quest Class B Share;

(g) holders of options, warrants and other securities of Viceroy, Avatar and Quest will receive options, convertible warrants and other convertible securities of Mergeco (pre-Consolidation) entitling the holders to acquire Mergeco Class A Shares on the same exchange ratios set forth in sections (a), (c), (e) and (f) above and with corresponding changes to the exercise prices based on the share exchange ratios set out above and having the same exercise and conversion periods as the securities exchanged therefor;

7. if a Small Lot Shareholder would receive a Small Lot of any of Mergeco Class A Shares, Mergeco Class B Shares or SpinOutCos Shares, as the case may be, then in respect of such Shares such Shareholder will only be entitled to receive a cash payment of (1) $1.10 per Mergeco Class A Share, (2) $1.10 per Mergeco Class B Share, (3) $0.50 per ViceroyEx Share, or (4) $0.25 per SpectrumGold Share, as the case may be, unless such Small Lot Shareholder specifically elects within 30 days of the Effective Date to receive share certificates. If a Small Lot Shareholder does not elect to receive share certificates as described above, such Shareholder shall cease to be a shareholder of Mergeco, or if applicable any of the SpinOutCos, on the 31st day following the Effective Date and will only be entitled to the cash payment by complying with the procedure for exchange of share certificates set forth in the Plan of Arrangement. In such event, the Small Lot Shareholder shall be deemed to have disposed of his Small Lot on the Effective Date. If a cash payment payable in respect of any of the Mergeco Shares, ViceroyEx Shares or SpectrumGold Shares would be less than $10, such payment will not be made;

8. the amount of the paid up capital attributable to the Mergeco Class A Shares and Mergeco Class B Shares upon implementation of the Arrangement shall be reduced by an amount equal to the Accumulated Deficit of Mergeco at that date in order that the Accumulated Deficit of Mergeco be eliminated;

9. the name of Mergeco shall be "Quest Capital Corp." or such other name as the directors of the parties to the Agreement may determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction;

10. the Memorandum of Viceroy shall be altered to be in the form of the Altered Memorandum of Quest Capital Corp. attached as Appendix "A" to the Plan of Arrangement which is attached as Schedule "J" to the Information Circular;

11. the articles of Viceroy shall be altered to be in the form of the Amended and Restated Articles of Quest Capital Corp.; and

12. upon completion of the share exchanges, the whole of the undertaking and of the property and liabilities of Quest and Avatar shall be transferred to Viceroy, and Quest and Avatar will be dissolved without winding up.

See "The Arrangement" in the Information Circular.

MERGECO CLASS B SHARES

The variable multiple voting rights attached to the Mergeco Class B Shares have been structured so that the voting rights will increase by one additional vote per Mergeco Class B Share for each 6,000,000 of additional voting rights attached to Mergeco Shares (being any combination of Mergeco Class A and Class B Shares) issued subsequent to the Arrangement, to a maximum of five votes per share (including the initial one vote per share). The number of votes attached to the Mergeco Class B Shares will be two votes per share assuming the Private Placement is completed. For additional information respecting the Mergeco Class B Shares, see "Mergeco – Authorized and Issued Share Capital" in the Information

Circular. The special rights and restrictions attached to the Mergeco Class B Shares are set forth in the Plan of Arrangement attached hereto as Schedule "J" to the Information Circular.

Directors and Officers of Mergeco

Viceroy's board of directors will be reconstructed with an alteration of Viceroy's Articles fixing the number of directors of Viceroy effective on completion of the Arrangement at ten members. Thereafter the number will be fixed as determined by ordinary resolution (as set out in the current form of the Articles). The Viceroy Shareholders will be asked to vote at the Viceroy Meeting in favour of the directors named in the Viceroy notice of Meeting, which directors, if approved by Viceroy Shareholders, will constitute the board of directors of Mergeco.

The proposed board of directors of Mergeco will consist of nominees of each of the Companies, comprised of A. Murray Sinclair, Ronald K. Netolitzky, W. David Black, Michael H. Halvorson, Michael D. Winn, Robert G. Atkinson, Brian E. Bayley, Edward L. Mercaldo, Henry J. Knowles, and Daniel Goodman (independent). It is anticipated that Henry J. Knowles will be appointed as Chairman, Brian E. Bayley will be appointed as President and CEO, A. Murray Sinclair will be appointed as Managing Director and Susan M. Neale will be appointed as CFO. See "Mergeco – Directors and Officers" in the Information Circular for additional disclosure.

The Companies

Viceroy, a British Columbia company, is a publicly traded natural resource holding company listed on The Toronto Stock Exchange ("TSX"). For the past 5 years, Viceroy has developed and operated various gold mining operations and invested in junior exploration companies and more recently bridge loans. Upon completion of the Arrangement, Viceroy Shareholders will have a direct interest in Mergeco and the SpinOutCos. Distribution of the ViceroyEx and SpectrumGold Shares to Viceroy Shareholders will result in such shareholders continuing to participate directly in companies involved in exploration activities in Argentina and North America.

Quest, a British Columbia company, is a publicly traded merchant banking company listed on the TSX. For the past 5 years, Quest (since July 2002 and prior to such date through its predecessor corporations) has invested in bridge loans and emerging companies with an emphasis on natural resource based businesses. Upon completion of the Arrangement, Quest Shareholders will have an interest in Mergeco and an indirect interest in the SpinOutCos.

Avatar, a British Columbia company, is a publicly traded company listed on the TSX Venture Exchange (the "**TSX Venture Exchange**"). During the past 5 years, Avatar was involved in mineral exploration in Ecuador, participated in a consortium which operated a producing oilfield in Ecuador and in 2001 disposed of all of its mining and oil interests. Upon completion of the Arrangement, Avatar Shareholders will have an interest in Mergeco and an indirect interest in the SpinOutCos.

Arapaho, a British Columbia company, is, through its wholly-owned subsidiary Arapaho Sub, a publicly traded management services company listed on the TSX Venture. Pursuant to the Arrangement, Arapaho will exchange all of the issued shares of Arapaho-Sub for 863,857 Mergeco Class A Shares. **Arapaho Shareholders will not receive any shares pursuant to the Arrangement** but Arapaho Shareholders, through their shareholdings in Arapaho, will have an indirect interest in Mergeco which will have a direct interest in Arapaho-Sub and the SpinOutCos.

See "Viceroy Resource Corporation", "Quest Investment Corporation", "Avatar Petroleum Inc.", "Arapaho Capital Corp." and "Mergeco" in the Information Circular for additional disclosure.

The SpinOutCos

ViceroyEx, a British Columbia company, is a wholly owned subsidiary of Viceroy and has been incorporated for the purpose of this Arrangement. ViceroyEx has not carried on any business since its incorporation in 2003. It will acquire Oro Belle in exchange for the issuance of ViceroyEx Shares. Oro Belle has mineral exploration assets located in Argentina and will have received funding of at least $500,000. See "ViceroyExploration Ltd." in the Information Circular for additional disclosure about Viceroy Exploration Ltd..

SpectrumGold, a British Columbia company, owned 50% by Viceroy, has been incorporated for the purpose of this Arrangement. SpectrumGold has not carried on any business since its incorporation in 2003. It will acquire SpectrumSub in exchange for the issuance of SpectrumGold Shares. SpectrumSub will have mineral and exploration agreements on properties in the Yukon and British Columbia and will have received funding of at least $1,000,000 prior to the completion of the Arrangement. See "SpectrumGold Inc." in the Information Circular for additional disclosure about SpectrumGold.

Reasons for the Arrangement

The Companies believe that the Arrangement is in the best interests of the Companies for numerous reasons, including the fact that Mergeco will be a larger company with a large market capitalization, a strong balance sheet and experienced directors. The business of Mergeco following the Arrangement will be merchant banking as further described in the Information Circular. The distribution of the ViceroyEx and SpectrumGold shares to Viceroy Shareholders will provide Viceroy Shareholders with an opportunity to continue to participate in exploration endeavours on properties in which Viceroy currently has interests. For further information on the reasons for the Arrangement, see "Reasons for the Arrangement and Recommendations of Directors" in the Information Circular.

Mergeco Use of Funds and Business Objectives

Upon completion of the Arrangement, Mergeco expects to have in excess of $90,000,000 in total assets, including the $10,000,000 to be raised pursuant to the Private Placement (as hereinafter defined).

The primary business objectives of Mergeco will be to expand its merchant banking activities which will include bridge lending primarily to public companies; corporate restructuring and management of public companies; and acquisition, management and sale of undervalued operating assets and/or companies. Mergeco will focus its merchant banking business in the natural resource sector (with particular focus on mining and oil and gas) and to a lesser extent in the real estate, manufacturing, and technology. See "Mergeco – Description of Business" in the Information Circular.

Fairness Opinions

Ross Glanville, B.A. Sc., P. Eng., MBA, CGA, CAMV of Burnaby, British Columbia has provided his opinion to the board of directors of Viceroy; Stephen W. Semeniuk, B. Comm., MBA, CFA, of West Vancouver, British Columbia, has provided his opinion to the board of directors of each of Quest and Arapaho; and Stirling Mercantile Corp. has provided its opinion to the board of directors of Avatar, in respect of the fairness of the terms of the Arrangement, from a financial point of view, to the securityholders of the respective Companies. Together, Ross Glanville, Stephen W. Semeniuk and Sterling Mercantile Corp. are referred to as the "Financial Advisors". See "The Arrangement – Fairness Opinions" in the Information Circular. The Fairness Opinions are available for viewing in the same manner as material contracts. See "Material Contracts" in the disclosure relating to each of the Companies in the Information Circular.

Recommendations of the Directors

Each board of directors of Viceroy, Quest, Avatar and Arapaho has reviewed the Arrangement Agreement and the opinion of its Financial Advisor and concluded (with the common directors abstaining) that the transactions contemplated by the Arrangement Agreement are fair and reasonable to the securityholders of each of Viceroy, Quest, Avatar and Arapaho, respectively and in the best interests of each of Viceroy, Quest, Avatar and Arapaho, respectively.

Each board of directors of Viceroy, Quest, Avatar and Arapaho (with the common directors abstaining) recommends that its Shareholders vote in favour of their respective Arrangement Resolutions. See "The Arrangement – Reasons for the Arrangement and Recommendations of the Directors" in the Information Circular.

Conditions to the Arrangement

The Arrangement is subject to a number of specified conditions, including:

1. receipt of all required approvals including approval of the Arrangement at the Meetings, by the respective boards of directors, the Supreme Court of British Columbia (the "**Court**"), the TSX and the TSX Venture. See "Stock Exchange Approvals" and "Court Approval of the Arrangement" below and "Conduct of Meetings and Other Approvals" in the Information Circular;

2. confirmation that the issue of the Mergeco Shares will be exempt from the registration requirements of the U.S. Securities Act and from the registration and prospectus requirements in each of the Provinces and territories of Canada in which holders of Viceroy Shares, Quest Shares and Avatar Shares are resident and in which Arapaho is resident (which confirmations have been received);

3. receipt of satisfactory fairness opinions for each of the Companies (which opinions have been received); and

4. dissent rights not being exercised by holders of more than 2% or more of any of the Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares.

See "Arrangement Agreement – Conditions to the Arrangement Becoming Effective" in the Information Circular.

Stock Exchange Approvals

The Viceroy Shares and Quest Shares are listed on the TSX; the Avatar Shares and the Arapaho Shares are listed on the TSX Venture. Conditions of the Arrangement include the following: (1) the TSX and the TSX Venture shall have accepted the Arrangement; and (2) the TSX shall have conditionally approved the listing of the Mergeco Class A Shares and the Mergeco Class B Shares on the TSX. See "The Arrangement – Conduct of Meetings and Other Approvals - Regulatory Approvals" in the Information Circular.

Court Approval of the Arrangement

Under the Company Act, the Companies are required to obtain the approval of the Court to the calling of the Meetings and to the Arrangement. On May 9, 2003, prior to the mailing of the material in respect of the Meetings, the Companies obtained an Interim Order providing for the calling and holding of the Meetings and other procedural matters. A copy of the Interim Order is attached as Schedule "K" to the Information Circular. A copy of the Notice of Application for Final Order approving the Arrangement is attached as Schedule "L" to this Summary.

The Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m., Vancouver time, on June 20, 2003, following the Meetings or as soon thereafter as counsel for the Companies may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the respective Meetings. ***Viceroy Securityholders, Quest Securityholders, Avatar Securityholders and Arapaho Securityholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.***

At the Court hearing, Viceroy Securityholders, Quest Securityholders, Avatar Securityholders, Arapaho Securityholders and creditors of the Companies who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the Company Act, the Companies have been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective. The Court will be informed at the hearing that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to, among other things, the issue of the Mergeco Shares, Mergeco Options, Mergeco Warrants, ViceroyEx Shares and SpectrumGold Shares to be distributed pursuant to the Arrangement as described below under "Securities Laws Considerations – U.S. Securities Laws" and Resale of Securities. In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities comprising the Arrangement are fair to those securityholders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Viceroy Securityholder, Quest Securityholder, Avatar Securityholder and Arapaho Securityholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement as detailed in the Notice of Application for Final Order is required to file with the Court and serve upon Viceroy, Quest, Avatar and Arapaho, as applicable, at the address set out below, on or before 11:00 a.m., Vancouver time, on June 19, 2003, a notice of his, her or its intention to appear ("**Appearance Notice**"), including his, her or its address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to the applicable Company:

Viceroy Resource Corporation
Quest Investment Corporation
Avatar Petroleum Inc. or
Arapaho Capital Corp.

each c/o Davis & Company
Attention: Stuart Morrow
2800, 666 Burrard Street
Vancouver, British Columbia,
V6C 2Z7

Fax: (604) 687-1612
E-mail: sbmorrow@davis.ca

See "The Arrangement – Conduct of Meetings and Other Approvals" in the Information Circular.

EXEMPTIONS

1. Exemption from requirement to mail the Information Circular to Viceroy Shareholders and Quest Shareholders

Due to the large number of their Shareholders, and in particular the large number of such Shareholders who hold less than one board lot, Viceroy and Quest applied for orders exempting Viceroy and Quest from the requirement to deliver printed copies of the complete Information Circular to their Shareholders.

The local securities regulatory authority in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and the Northwest Territories issued a decision on May 14, 2003 (the

"**MRRS Order**") exempting Viceroy and Quest from the requirement to deliver printed copies of the complete Information Circular to their respective registered and non-registered Shareholders on the following conditions:

(a) the Shareholders of Viceroy and Quest be sent printed copies of the respective notice of Meeting, the Summary Circular and form of proxy by mail, with the Notice of Meeting stating that the Information Circular is available to them electronically or, by request, in its written form;

(b) the Shareholders of Viceroy and Quest have access to the Information Circular through SEDAR and through the website designated in the notice of Meeting or by requesting and receiving from Viceroy or Quest, a printed copy of the Information Circular, free of charge; and

(c) the Information Circular that is available electronically to Viceroy and Quest Shareholders be identical to the printed copy.

The BCSC issued an order on May 9, 2003 under the Company Act granting such exemption under similar conditions. Together the MRRS Order and the BCSC order are referred to as the "**Exemption Orders**". See "General Proxy Information - Exemption Orders" in the Information Circular.

Shareholders of Avatar and Arapaho will receive the Information Circular and will not receive the Summary Circular as it was determined that Avatar and Arapaho did not have sufficient numbers of shareholders to justify making an application on their behalf for an exemption from the mailing requirement.

2. Exemption Application under Section 50 of the *Securities Act* (Québec)

An application will be made forthwith after the date of this Summary Circular to the Commission des Valeurs Mobilères du Québec (the "**QSC**") for an order under Section 50 of the *Securities Act* (Québec) granting relief from the registration and prospectus requirements otherwise applicable to the distributions of securities of Viceroy, ViceroyEx and SpectrumGold to Québec-resident holders of securities of Viceroy, Avatar and Quest pursuant to the Arrangement and relief from the resale requirements otherwise applicable in respect of such securities.

See "General Proxy Information - Quebec Exemption Application" in the Information Circular.

DISSENT RIGHTS

Shareholders of Viceroy, Quest, Avatar and Arapaho have the right to dissent to the Arrangement. Dissenting Shareholders who strictly comply with the provisions of the Interim Order are entitled to be paid the fair value of their Shares. See the Interim Order attached as Schedule "K" to the Information Circular. In addition, the dissent rights applicable to the Arrangement are summarized under the headings "Rights of Dissent to the Arrangement" in the Information Circular.

Dissenting Viceroy, Quest, Avatar and Arapaho Shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the dissent rights.

PROCEDURE FOR EXCHANGE OF VICEROY, QUEST AND AVATAR SHARES

1. Important Notice for Small Lot Shareholders

If a Shareholder would, upon the exchange of his Shares pursuant to the Arrangement, be entitled to receive less than: 100 Mergeco Class A Shares, 100 Mergeco Class B Shares, 500 ViceroyEx Shares or 500 SpectrumGold Shares (in each case a "Small Lot"), such Shareholder would, in respect of such Small Lot, be a Small Lot Shareholder.

A Small Lot Shareholder will only be entitled to receive a cash payment of (1) $1.10 per Mergeco Class A Share, (2) $1.10 per Mergeco Class B Share, (3) $0.50 per ViceroyEx Share or (4) $0.25 per SpectrumGold Share, as applicable, in exchange for his Shares, unless he specifically elects within thirty days of the Effective Date to receive share certificates of Mergeco, ViceroyEx and SpectrumGold, as applicable, as described under "Procedure for Exchange for Viceroy, Quest and Avatar Shareholders" below.

If a Small Lot Shareholder does not elect to receive share certificates as described above, such Shareholder shall cease to be a shareholder of Mergeco or any of the SpinOutCos on the 31st day following the Effective Date and will only be entitled to the applicable cash payment by complying with the procedure for exchange of share certificates set forth in the Plan of Arrangement. In such event, the Small Lot Shareholder shall be deemed to have disposed of his Small Lot on the Effective Date.

Due to administrative costs of effecting exchanges, if a cash payment payable in respect of any of the Mergeco Shares, ViceroyEx Shares or SpectrumGold Shares would be less than $10, such payment will not be made.

See "Procedure for Exchange of Viceroy, Quest and Avatar Shares" in this Summary and under the heading "Arrangement" in the Information Circular.

2. Procedure for Exchange of Viceroy, Quest and Avatar Shares

(a) As soon as practicable after the Effective Date, the Depositary will forward, to each registered holder of Viceroy Shares, Quest Shares and Avatar Shares, a letter of transmittal and instructions for obtaining delivery of certificates, or cash in lieu thereof for Small Lot Shareholders, as appropriate.

(b) In order to receive share certificates pursuant to the Arrangement, former Shareholders of Viceroy, Quest and Avatar (who are not Small Lot Shareholders) must deliver to the Depositary **within six (6) years of the Effective Date** (i) their Former Share Certificates; (ii) a duly completed letter of transmittal and (iii) such other documents as the Depositary may require.

(c) In order to receive share certificates instead of a cash payment pursuant to the Arrangement, a Small Lot Shareholder must **elect** to receive applicable share certificates by delivering to the Depositary **within thirty (30) days of the Effective Date**, (i) his Former Share Certificates, (ii) a duly completed letter of transmittal specifying such election and (iii) such other documents as the Depositary may require. If such election is not duly made **within thirty (30) days of the Effective Date** by a Small Lot Shareholder, such Shareholder shall only be entitled to receive a cash payment by complying with the requirements in paragraph (d) below.

(d) In order for a Small Lot Shareholder to receive a cash payment pursuant to the Arrangement in exchange for his Shares, such Small Lot Shareholder must first deliver to the Depositary, **within six (6) years of the Effective Date**, (i) his Former Share

Certificates, (ii) a duly completed letter of transmittal and (iii) such other documents as the Depositary may require.

Mergeco will deposit funds with the Depositary sufficient to pay the cash payments to Small Lot Shareholders, which funds will be held in a trust account to be used to pay the cash payments. Upon expiry of six years from the Effective Date, all unused funds will be returned to Mergeco.

3. Cancellation of Rights After Six Years

If a holder of Viceroy Shares, Quest Shares or Avatar Shares fails to deposit a Share Certificate representing Viceroy Shares, Quest Shares or Avatar Shares together with a duly executed and completed Letter of Transmittal and other required documents with the Depositary within six (6) years of the Effective Date, such Share Certificate shall cease to represent a right or claim of any kind or nature and the right of such holder to receive Mergeco Shares and, if applicable SpinOutCos Shares or cash in lieu thereof for Small Lot Shareholders, shall be deemed to be surrendered to Mergeco together with all dividends or distributions thereon declared or held for such holder.

4. Fractional Shares

No fractional Mergeco Shares or, if applicable, fractional ViceroyEx Shares or SpectrumGold Shares, will be issued to Viceroy Shareholders, Quest Shareholders, Avatar Shareholders or to Arapaho. No cash will be paid in lieu of fractional shares. Any fractions will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number. See "The Arrangement - Procedure for Exchange of Viceroy, Quest and Avatar Shares" in the Information Circular.

5. Arapaho Shareholders

Arapaho Shareholders will not receive Mergeco Shares pursuant to the Arrangement. Instead each continuing Shareholder of Arapaho will have an indirect interest in the 863,857 Mergeco Class A Shares to be received by Arapaho in exchange for all of the shares of Arapaho-Sub which are currently owned by Arapaho.

The foregoing information is a summary only. For full details of procedures for the exchange of certificates, see Article 4 "Certificates and Documentation" of the Plan of Arrangement attached as Schedule "J" to the Information Circular.

VICEROY SUMMARY FINANCIAL INFORMATION

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Viceroy attached as Schedule "C" to the Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars except per share data.

	Year Ended 31-Dec-02 (000's) $	**Year Ended 31-Dec-01 (000's) $**	**Year Ended 31-Dec-00 (000's) $**
Revenue	21,705	52,046	114,230
Net Income (Loss)	857	(35,872)	(45,042)
Net Income (Loss)/Share	0.01	(0.57)	(0.78)
Working Capital	16,496	9,405	(6,193)
Total Assets	50,344	55,804	120,423
Long-Term Liabilities	13,645	21,449	23,918
Cash Dividend	Nil	262	326

QUEST SUMMARY FINANCIAL INFORMATION

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Quest attached as Schedule "D" to the Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars except per share data.

	Year Ended 31-Dec-02 (000's) $	**Year Ended 31-Dec-01 (000's) $**	**Year Ended 31-Dec-00 (000's) $**
Revenues	1,677	86	(168)
Net Income(Loss)	(2,509)	(7,178)	(890)
Net Income(Loss)/Share	(0.14)	(0.88)	(0.11)
Working Capital	17,321	6,682	15,107
Total Assets	26,190	8,148	15,991
Long Term Liabilities	Nil	Nil	Nil
Cash Dividend	Nil	Nil	Nil

(1) Information in this table is the financial information of Quest (formerly Bradstone Equity Partners, Ltd), identified as the acquirer in the Prior Arrangement) and includes the results of operations of the other companies involved in the Prior Arrangement since the date of acquisition (July 4, 2002).

AVATAR SUMMARY FINANCIAL INFORMATION

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Avatar attached as Schedule "E" to the Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars except per share amounts.

	12 Months Ended 31-Dec-02 (000's) $	**14 Months Ended 31-Dec-01 (000's) $**	**12 Months Ended 31-Oct-00 (000's) $**
Revenue	52	4,177	1,142
Net Income (Loss)	4,943	(3,386)	(2,985)
Net Income (Loss)/Share	0.37	(0.27)	(0.31)
Working Capital	6,122	(10,528)	(721)
Total Assets	6,182	10,734	4,665
Long Term Liabilities	Nil	Nil	Nil
Cash Dividend	Nil	Nil	Nil

ARAPAHO-SUB SUMMARY FINANCIAL INFORMATION

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Arapaho-Sub attached as Schedule "F". Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars except per share amounts.

	3 Months ended 31-Dec-02 (000's) $	**Year Ended 30-Sept-02 (000's) $**	**Year Ended 30-Sept-01 (000's) $**	**Year Ended 30-Sept-00 (000's) $**
Revenue	240	865	677	719
Net Income (Loss)	45	143	83	145
Net Income (Loss)/Share	N/A	N/A	N/A	N/A
Working Capital	287	339	297	290
Total Assets	1,259	1,212	443	364
Long Term Liabilities	Nil	Nil	Nil	Nil
Cash Dividend	Nil	Nil	Nil	Nil

VICEROYEX PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma financial information as at December 31, 2002 and should be considered in conjunction with the more complete information contained in the pro forma financial statements of ViceroyEx attached as Schedule "H" to the Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

Current Assets	$ 500,000
Resource Properties	6,000,000
Total Assets	$6,500,000
Total Liabilities and Shareholders' Equity	$6,500,000

SPECTRUMGOLD PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma financial information as at December 31, 2002 and should be considered in conjunction with the more complete information contained in the pro forma financial statements of SpectrumGold attached as Schedule "I" to the Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

Current Assets	$1,000,000
Resource Properties	2,000,000
Total Assets	$3,000,000
Total Liabilities and Shareholders' Equity	$3,000,000

MERGECO PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma financial information as at December 31, 2002 and should be considered in conjunction with the more complete information contained in the pro forma financial statements of Mergeco attached as Schedule "G" to the Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars.

Current Assets	$55,476
Appropriated and Restricted Cash	18,119
Investments and Bridge Loans	17,671
Resource Assets	4,196
Other	1,339
Total Assets	$96,801
Current Liabilities	$6,916
Provision for Reclamation Costs	13,645
Shareholders Equity	76,240
Total Liabilities and Shareholders' Equity	$96,801

INCOME TAX CONSIDERATIONS

A summary of the principal Canadian and United States federal income tax consequences of the proposed Arrangement is included under "Canadian Federal Income Tax Considerations" and "U.S. Tax Consequences" in the Information Circular. **Holders of Viceroy, Quest, Avatar and Arapaho securities should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.**

SECURITIES LAWS INFORMATION FOR CANADIAN SECURITYHOLDERS

Provinces And Territories (Except Quebec)

The issuance of Mergeco Securities and, if applicable the issuance of SpinOutCos Shares to Viceroy Shareholders, pursuant to the Arrangement will constitute distributions of securities which are exempt from the registration and prospectus requirements of Canadian securities legislation (except Quebec - see "Quebec" below). The Mergeco Shares and SpinOutCos Shares may be resold in each of the provinces and territories of Canada, except Quebec, without significant restriction, provided the issuer has been a reporting issuer for more than 12 months (Mergeco will be, and the SpinOutCos will be deemed to have been, reporting in British Columbia for more than 12 months), the holder is not a 'control person' as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

Quebec

An application will be made forthwith after the date of this Summary Circular to the QSC, as previously described under "Exemptions", for an order under Section 50 of the *Securities Act* (Québec) for an exemption from registration, prospectus and resale requirements in connection with the distributions of Mergeco Shares and SpinOutCos Shares to Quebec Shareholders. If such decision is granted by the QSC, Quebec Shareholders are expected to have no restrictions on the resale of the Mergeco Shares and SpinOutCos Shares.

There is currently no market through which the SpinOutCos Shares may be sold and, unless the SpinOutCos Shares are listed on a stock exchange, Viceroy Shareholders may not be able to resell the SpinOutCos Shares. There can be no assurances that the SpinOutCos will be listed on a stock exchange. There may also be restrictions placed on resale of the SpinOutCos Shares by any stock exchanges upon which the SpinOutCos Shares are listed. Resales of any such securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers. Each holder is urged to consult such holder's professional advisers to determine the conditions and restrictions applicable to trades in the said Shares.

The Mergeco Shares issued with respect to the acquisition of Arapaho-Sub pursuant to the Arrangement will be issued to Arapaho as the holder of Arapaho-Sub Shares. Arapaho Shareholders will not receive any Mergeco Shares pursuant to the Arrangement.

See "Securities Laws Considerations – Canadian Securities Laws" and - Resale of Securities" in the Information Circular.

SECURITIES LAWS INFORMATION FOR UNITED STATES SECURITYHOLDERS

The Mergeco Securities to be issued to Viceroy Securityholders, Quest Securityholders, Avatar Securityholders and, if appropriate, the ViceroyEx Shares and SpectrumGold Shares to be issued to Viceroy Shareholders pursuant to the Arrangement will not be registered under the provisions of the U.S. Securities Act and will be distributed in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of the Mergeco Securities and, if appropriate, the ViceroyEx Shares and the SpectrumGold Shares issued pursuant to the Arrangement is an "affiliate" of Mergeco, or a

SpinOutCo, as the case may be, after the Arrangement or was an "affiliate" of Viceroy, Quest or Avatar prior to the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders of the issuer.

The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements of Viceroy, Quest, Avatar and Arapaho-Sub and the pro forma statements of Mergeco and the SpinOutCos included in the Information Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that the majority of officers and directors are residents of countries other than the United States, that the experts named in the Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Arrangement and such persons may be located outside the United States.

See "Securities Laws Considerations – U.S. Securities Laws" and Resale of Securities in the Information Circular.

THE MERGECO SECURITIES TO BE ISSUED TO THE VICEROY SECURITYHOLDERS, QUEST SECURITYHOLDERS AND AVATAR SECURITYHOLDERS AND, IF APPROPRIATE, VICEROYEX SHARES AND SPECTRUMGOLD SHARES TO BE ISSUED TO THE VICEROY SHAREHOLDERS PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS SUMMARY CIRCULAR OR THE INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

RISK FACTORS

The securities of Mergeco, Viceroy, Quest, Avatar, Arapaho, ViceroyEx and SpectrumGold should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Viceroy Shareholders, Quest Shareholders, Avatar Shareholders and Arapaho Shareholders should carefully consider all of the information disclosed in the Information Circular prior to voting on the matters being put before them at the Meetings under the Information Circular.

There are risk factors associated with the transaction including (i) the relative stock prices of the Companies may vary from the prices at the time the Exchange Ratios were determined and may impact the value of the consideration received by shareholders on completion of the Arrangement; (ii) the transactions may give rise to significant adverse tax consequences to shareholders of Viceroy, Quest or Avatar and each shareholder is urged to consult his or her own tax advisor; (iii) uncertainty as to whether the Arrangement will have a positive impact on the Companies involved in the transactions; (iv) the completion of the Arrangement and issuances of Mergeco Shares will dilute the interests of shareholders; (v) the Break Fee may discourage competing proposals; and (vi) there is currently no market through which SpinOutCos Shares may be sold and holders of SpinOutCos Shares may not be able to resell SpinOutCos Shares received pursuant to the Arrangement.

There are additional risks associated with the proposed business of Mergeco as disclosed under "Forward Looking Statements" below.

See "The Arrangement – Risk Factors", "Canadian Federal Income Tax Considerations", "U.S. Tax Consequences", "Viceroy Resource Corporation – Risk Factors", "Quest Investment Corporation – Risk Factors", "Avatar Petroleum Inc. – Risk Factors", "Arapaho Capital Corp. – Risk Factors" and "Mergeco – Risk Factors" in the Information Circular. See also "Viceroy Exploration Ltd. – Risk Factors" and "SpectrumGold Inc. – Risk Factors" in the Information Circular.

FORWARD LOOKING STATEMENTS

Statements contained in this Summary Circular and the Information Circular that are not historical facts are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, risks and uncertainties of Mergeco include (i) the possible adverse performance and absence of marketability of bridge loans and other assets, (ii) the effect of interest rate fluctuations, (iii) the effect of changes in commodity prices, (iv) the possible variation in the composition of the bridge loans and other assets, (v) reliance on the management of Mergeco, (vi) the possible loss of investment, (vii) the potential for conflicts of interest, (viii) risks associated with Mergeco's operational and closure activities at its mining operations; (ix) risks associated with Mergeco's interests in the SpinOutCos which will be carrying on mineral exploration activities; (x) possible changes in legislation, and (xi) other risks identified in the Information Circular in respect of the individual Companies including risks associated with the businesses which those Companies or their subsidiaries operate.

GLOSSARY OF TERMS

In this Summary Circular and the Information Circular, the following capitalized words and terms shall have the following meanings:

Accumulated Deficit of Mergeco	The amount of the deficit of Mergeco as determined in accordance with applicable GAAP.
Arapaho	Arapaho Capital Corp., a company existing under the Company Act.
Arapaho Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Arapaho Shareholders at the Arapaho Meeting, the full text of which is attached as Schedule "A" to both the Summary Circular and the Information Circular.
Arapaho Meeting	The extraordinary general meeting of Shareholders of Arapaho to be held at 8:00 a.m. (Vancouver time) on Wednesday, June 18, 2003 to consider the Arapaho Arrangement Resolution and any adjournment or postponement thereof.
Arapaho Securityholder	At any time, the holders at that time of Arapaho Shares or other securities of Arapaho.
Arapaho Shareholders	At any time, the holders at that time of Arapaho Shares.
Arapaho Shares	Voting common shares in the capital of Arapaho.
Arapaho-Sub	Quest Management Corp., a wholly-owned subsidiary of Arapaho.
Arrangement	The Arrangement among Viceroy, Quest, Avatar, Arapaho, ViceroyEx, SpectrumGold, Oro Belle and SpectrumGold to be completed pursuant to the provisions of Section 252 of the Company Act on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Arrangement Resolutions.
Arrangement Agreement	The Arrangement Agreement dated as of May 15, 2003 among Viceroy, Quest, Avatar, Arapaho, ViceroyEx, SpectrumGold, Oro Belle and SpectrumGold.
Arrangement Resolutions	Collectively, the Viceroy Arrangement Resolution, Quest Arrangement Resolution, Avatar Arrangement Resolution and Arapaho Arrangement Resolution.
Avatar	Avatar Petroleum Inc., a company existing under the Company Act.
Avatar Annual General Meeting Matters	Collectively, the matters described in items 1 to 4 of Avatar's notice of Meeting.
Avatar Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Avatar Shareholders at the Avatar Meeting, the full text of which is attached as Schedule "A" to both the Summary Circular and the Information Circular.
Avatar Meeting	The annual and extraordinary general meeting of Avatar Shareholders to be held at 9:00 a.m. (Vancouver time) on Wednesday, June 18, 2003 for the purpose of voting on Avatar's Annual General Meeting Matters, the Avatar Arrangement Resolution and any adjournment or postponement thereof.
Avatar Options	Existing options granted by Avatar for the purchase of up to 218,800 Avatar Shares at exercise prices ranging from $0.25 per share to $0.31 per share with expiry dates ranging from September 13, 2004 to August 25, 2005.

Avatar Securityholders At the relevant time, holders of Avatar Shares, Avatar Options and Avatar Warrants.

Avatar Shareholders At any time, the holders at that time of Avatar Shares.

Avatar Shares Voting common shares in the capital of Avatar.

Avatar Warrants Existing warrants issued by Avatar for the purchase of up to 6,500,000 Avatar Shares at an exercise price of $0.35 per share until December 24, 2004.

BCSC British Columbia Securities Commission.

Bradstone Bradstone Equity Partners, Inc., one of the Prior Amalgamating Companies.

Break Fee The amount(s) payable pursuant to the Arrangement Agreement to each other party thereto by a party who accepts an unsolicited Superior Proposal or who breaches a material obligation, representation or warranty under the Arrangement Agreement.

CEO Chief Executive Officer.

CFO Chief Financial Officer.

Common Parties Persons who are directors, or officers or greater than 10% shareholders of more than one of the Companies.

Companies Collectively, Viceroy, Quest, Avatar and Arapaho or individually a "Company".

Company Act The *Company Act* (British Columbia), as amended.

Consolidation The consolidation of Viceroy's existing and authorized capital on a one new for each three old basis, to be conducted, prior to the other alterations of Viceroy's share capital, as a condition of and prior to the closing of the Arrangement.

Court The Supreme Court of British Columbia.

Depositary Computershare Trust Company of Canada, located at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Corporate Actions.

Effective Date The date on which the Final Order and such other documents as are required by the Registrar are accepted for filing under the Company Act.

Exchange Act *United States Securities Exchange Act* of 1934, as amended.

Exchange Ratios Means the following ratios upon which shares of Viceroy, Quest, Avatar and Arapaho-Sub will be exchanged for Mergeco Shares and SpinOutCos Shares, as applicable, subject to the terms of the Plan of Arrangement:

(a) holders of Viceroy Shares will receive one (1) Mergeco Class A Share for every three (3) Viceroy Shares (pre-Consolidation);

(b) holders of Viceroy Shares will receive one (1) ViceroyEx Share for every ten (10) Viceroy Shares (pre-Consolidation) and one (1) SpectrumGold Share for each thirty (30) Viceroy Shares (pre-Consolidation) held;

(c) holders of Quest Class A Shares will receive 1.0514 Mergeco Class A Shares for each one (1) Quest Class A Share held;

(d) holders of Quest Class B Shares will receive 1.0514 Mergeco Class B Shares for each one (1) Quest Class B Share held;

(e) holders of Avatar Shares will receive 0.2825 Mergeco Class A Share for each one (1) Avatar Share held; and

(f) Arapaho, as the sole holder of all of the issued Arapaho-Sub Shares, will receive 863,857 Mergeco Class A Shares in exchange for its Arapaho-Sub Shares.

Exemption Orders	The order issued by the BCSC under the Company Act on May 9, 2003 in the form as attached to the Information Circular as Schedule "N"; and the decision issued on May 14, 2003 by the local securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick and in the Northwest Territories under National Instrument 54-101 in the form as attached to the Information Circular as Schedule "O".
Final Order	The final order to be made by the Court approving the Arrangement.
Financial Advisors	Ross Glanville, B.A. Sc., P. Eng., MBA, CGA, CAMV, the financial advisor in respect of Viceroy; Stephen W. Semeniuk, B. Com., MBA, CFA, the financial advisor in respect of Quest and Arapaho; and Stirling Mercantile Corp., the financial advisor in respect of Avatar.
Former Share Certificates	Share certificates representing Viceroy Shares, Quest Class A Shares, Quest Class B Shares and Avatar Shares.
Future Placements Resolutions	The Ordinary Resolution to be voted on, with or without variation, by the Viceroy Shareholders at the Viceroy Meeting authorizing the issuance by Viceroy, in one or more further private placements that may be negotiated during the twelve month period commencing June 18, 2003, additional shares to a maximum of 100% of the Mergeco Shares outstanding (post-Consolidation, post-Arrangement and post Private Placement). If the Arrangement does not complete, the approval will be for a maximum of 100% of the Viceroy Shares outstanding as of the date of the Viceroy Meeting. The full text of this Resolution is included in Schedule "B" to this Summary Circular.
GAAP	Generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.
Glenex	Glenex Industries Inc., one of the Prior Amalgamating Companies.
Information Circular	The Information Circular to be available to the Viceroy Shareholders and Quest Shareholders on **www.viceroyresource.com**, **www.questinvestcorp.com** and **www.sedar.com** and to be sent to Avatar Shareholders and Arapaho Shareholders in connection with the Meetings.
Interim Order	The interim order of the Court dated May 9, 2003 pursuant to Section 252 of the Company Act, provided for, among other things, the calling of the Meetings.
Meetings	Collectively, the Viceroy Meeting, Quest Meeting, Avatar Meeting and Arapaho Meeting.
Mergeco	Viceroy Resource Corporation following the completion of the Arrangement, to be renamed Quest Capital Corp. or such other name as may be authorized.
Mergeco Class A Shares	Class A subordinate voting common shares without par value in the capital of Mergeco to be created pursuant to the Arrangement by redesignating the Viceroy Shares (post-consolidation), each Mergeco Class A Share entitling the holder to one vote per Mergeco Class A Share held.
Mergeco Class B Shares	Class B variable, multiple voting common shares in the capital of Mergeco to be created pursuant to the Arrangement, each Mergeco Class B Share entitling the holder to a minimum of one vote per Mergeco Class B Share and up to a maximum of five votes per Mergeco Class B Share held as described under "Mergeco - Authorized and Issued Share Capital".
Mergeco Options	Options for the purchase of Mergeco Class A Shares, to be exchanged for existing Viceroy Options, Quest Options and Avatar Options, pursuant to the Arrangement.

Mergeco Securities	Collectively, Mergeco Shares, Mergeco Warrants and Mergeco Options.
Mergeco Securityholders	At the relevant time, holders of Mergeco Shares, Mergeco Warrants and Mergeco Options.
Mergeco Shares	Collectively, Mergeco Class A Shares and Mergeco Class B Shares.
Mergeco Warrants	Warrants for the purchase of Mergeco Class A Shares, to be exchanged for existing Viceroy Warrants, Quest Warrants and Avatar Warrants, pursuant to the Arrangement.
NASDAQ	The National Association of Securities Dealers Automated Quotation System, commonly known as the "NASDAQ Stock Market".
Ordinary Resolution	A resolution required to be approved by greater than one half (1/2) of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Meeting for which the appropriate notice has been given.
Oro Belle	Oro Belle Resources Corporation, a wholly owned subsidiary of Viceroy.
OTCBB	The Over the Counter Bulletin Board operated by the National Association of Securities Dealers.
Peruvian	Peruvian Gold Limited, one of the Prior Amalgamating Companies.
Plan of Arrangement	The plan of Arrangement attached as Schedule "J" to the Information Circular, and any amendment thereto agreed to by the directors of each of the Companies, Subcos and SpinOutCos.
PP Unit	A unit of Mergeco, consisting of one Mergeco Class A Share and one PP Warrant, to be offered at a price of $1.20 per unit ($0.40 pre-Consolidation), pursuant to the Private Placement.
PP Warrant	A share purchase warrant of Mergeco entitling the holder to purchase one additional Mergeco Class A Share for a period of five years at the price of $1.50, subject to a reduction in the exercise period to 20 business days if the closing price of Mergeco Class A Shares on the TSX for a period of 20 consecutive trading days commencing after December 31, 2003 is at or above $2.25 per Mergeco Class A Share ($0.75 pre-Consolidation).
Prior Amalgamating Companies	Bradstone, Peruvian, Glenex and Stockscape, which amalgamated to form Quest pursuant to the Prior Arrangement.
Private Placement	The private placement of up to 8,333,333 PP Units (25,000,000 pre-Consolidation) of Mergeco to raise up to $10,000,000 to be completed immediately following the Arrangement.
Private Placement Resolution	The Ordinary Resolution approving the Private Placement to be voted on, with or without variation, by the Viceroy Shareholders at the Viceroy Meeting, the text of which is included in Schedule "B" to this Summary Circular.
Prior Arrangement	The amalgamation, by way of plan of arrangement of the Prior Amalgamating Companies to form Quest, completed on July 4, 2002.
Prior Circular	The Joint Information Circular dated May 17, 2002 which was prepared in connection with the Prior Arrangement and filed on SEDAR under the profiles of each of the Prior Amalgamating Companies.
QSC	Quebec Securities Commission (Commission des valeurs mobilières du Québec).

Quest	Quest Investment Corporation, a company amalgamated under the Company Act pursuant to the Prior Arrangement.
Quest Annual General Meeting Matters	Collectively, the matters described in items 1 to 4 of Quest's notice of Meeting.
Quest Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Quest Shareholders at the Quest Meeting, the full text of which is attached as Schedule "A" to the Summary Circular and the Information Circular.
Quest Class A Shares	Class A subordinate voting common shares in the capital of Quest, each Quest Class A Share entitling the holder to one vote per Quest Class A Share held.
Quest Class B Shares	Class B multiple voting common shares in the capital of Quest, each Quest Class B Share entitling the holder to five votes per Quest Class B Share held.
Quest Meeting	The annual and extraordinary general meeting of Quest Shareholders to be held at 10:00 a.m. (Vancouver time) on Wednesday, June 18, 2003 for the purpose of voting on the Quest Annual General Meeting Matters, the Quest Arrangement Resolution and any adjournment or postponement thereof.
Quest Options	Existing options granted by Quest for the purchase of up to 116,577 Quest Class A Shares at an exercise price of $0.77 per share with an expiry date of April 12, 2004.
Quest Securityholders	At the relevant time, holders of Quest Shares, Quest Options and Quest Warrants.
Quest Shareholders	At any time, the holders at that time of Quest Class A Shares or Quest Class B Shares.
Quest Warrants	Existing warrants issued by Quest for the purchase of up to 96,649 Quest Class A Shares at an exercise price of $2.07 per share with an expiry date of June 30, 2003.
Record Date	May 13, 2003, being the date determined by each of the Companies for determining Viceroy Shareholders, Quest Shareholders, Avatar Shareholders and Arapaho Shareholders entitled to receive notice of and vote at the Meetings.
Registered Holder	A shareholder of record of Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares, as the case may be.
Registrar	The British Columbia Registrar of Companies appointed under Section 320 of the Company Act.
SEC	United States Securities and Exchange Commission.
Securities Acts	The Securities Acts or the equivalent securities legislation of each of the provinces of Canada, as amended.
Securities Legislation	The Securities Acts and the equivalent securities legislation of the territories of Canada, and the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX and the TSX Venture.
SEDAR	System for Electronic Document Analysis and Retrieval.
Shareholder	A member of Viceroy, Quest, Avatar or Arapaho.
Small Lot	Less than 100 Mergeco Class A Shares, 100 Mergeco Class B Shares, 500 ViceroyEx Shares or 500 SpectrumGold Shares, as the case may be.

Small Lot Shareholder	A Shareholder who, based on his holdings of Viceroy Shares, Quest Class A Shares, Quest Class B Shares or Avatar Shares on the Effective Date, would receive a Small Lot of Mergeco Class A Shares, Mergeco Class B Shares, ViceroyEx Shares or SpectrumGold Shares, as the case may be, if the Shareholder's said Shares were exchanged pursuant to the Arrangement.
Special Resolution	A resolution required to be approved by not less than three quarters (3/4) of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Meeting for which the appropriate notice has been given.
SpectrumGold	SpectrumGold Inc, a British Columbia company, incorporated for the purpose of the Arrangement.
SpectrumSub	650399 BC. Ltd., a British Columbia company.
SpectrumGold Property	The North American mineral exploration properties to be transferred indirectly to SpectrumGold as part of the Arrangement.
SpectrumGold Shares	Voting common shares in the capital of SpectrumGold.
SpinOutCos	Collectively, ViceroyEx and SpectrumGold or individually one of the SpinOutCos.
Stockscape	Stockscape.com Technologies Inc., one of the Prior Amalgamating Companies.
Subcos	Collectively, Oro Belle and SpectrumSub or individually one of the Subcos.
Summary Circular	A summary of the Information Circular prepared for the Shareholders of Viceroy and Quest pursuant to the terms of the Exemption Orders.
Superior Proposal	An unsolicited bona fide offer regarding a merger, takeover bid, sale of substantially all assets or similar fundamental transaction involving a party which the board of directors of that party considers, in good faith, to be clearly superior to the terms of the Arrangement and must be recommended to the party's shareholders in order that the board of directors may discharge its fiduciary obligations. Any good faith determination by the board of directors of a Superior Proposal shall only be made after consultation with qualified financial advisors and receipt by the board of directors of the party of an opinion of outside counsel or advice of outside counsel that is reflected in the minutes of the board of directors of the party to the effect that the failure to entertain and negotiate such a Superior Proposal or to furnish information concerning the party to a third party in connection therewith would be likely, in the particular circumstances, to result in a finding that the directors had breached their fiduciary duties under applicable law.
Termination Date	July 17, 2003, unless extended by agreement of the parties to the Arrangement Agreement.
TSX	The Toronto Stock Exchange.
TSX Venture	TSX Venture Exchange.
U.S. Securities Act	The United States *Securities Act of 1933*, as amended.
Viceroy	Viceroy Resource Corporation, a company existing under the Company Act.
Viceroy Annual General Meeting Matters	Collectively, the matters described in items 1 to 4 of Viceroy's notice of Meeting.
Viceroy Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by Viceroy Shareholders at the Viceroy Meeting, the full text of which is attached as Schedule "A" to this Summary Circular and the Information Circular.

ViceroyEx	Viceroy Exploration Ltd., a wholly owned subsidiary of Viceroy incorporated for the purpose of this Arrangement.
ViceroyEx Property	The Argentine mineral exploration properties of Viceroy to be transferred indirectly to ViceroyEx as part of the Arrangement
ViceroyEx Shares	Voting common shares in the capital of ViceroyEx.
Viceroy Meeting	The annual and extraordinary general meeting of Viceroy Shareholders to be held at 11:00 a.m. (Vancouver time) on Wednesday, June 18, 2003 for the purpose of voting on the Viceroy Annual General Meeting Matters, the Viceroy Arrangement Resolution, the Viceroy Option Resolution, the Private Placement Resolution, the Future Placements Resolution and any adjournment or postponement thereof.
Viceroy Option Resolution	The Ordinary Resolution approving the Viceroy 2003 Plan, to be voted on, with or without variation, at the Viceroy Meeting, the full text of which resolution is included in Schedule "B" to the Information Circular.
Viceroy Options	Existing options granted by Viceroy for the purchase of up to 2,705,002 Viceroy Shares at exercise prices ranging from $0.10 to $2.75 per share with expiry dates ranging from June 1, 2003 to October 22, 2007.
Viceroy Preferred Shares	Preferred shares without par value in the capital of Viceroy.
Viceroy Securityholders	At the relevant time, holders of Viceroy Shares, Viceroy Options and Viceroy Warrants.
Viceroy Shares	Voting common shares in the capital of Viceroy, presently existing and existing up to the completion of the Arrangement.
Viceroy Shareholders	At the relevant time, the holders of Viceroy Shares.
Viceroy 2003 Plan	The new stock option plan of Viceroy, as proposed to be adopted by the Viceroy Shareholders at the Viceroy Meeting.
Viceroy Warrants	Existing warrants issued by Viceroy for the purchase of up to 3,875,000 Viceroy Shares at an exercise price of $0.20 per share until June 13, 2004.

SCHEDULE "A"

ARRANGEMENT RESOLUTIONS

Shareholders of each of the Companies will be asked to approve by special resolution of not less than 3/4 of the votes cast by the Shareholders (which shall include the voting in person or by proxy at the Meeting), the following:

"IT IS HEREBY RESOLVED, as a special resolution, that:

1. the Arrangement under section 252 of the *Company Act* (British Columbia) set forth in the Plan of Arrangement attached as Schedule "J" to the Joint Information Circular dated April 30, 2003 (the "**Information Circular**") among Viceroy Resource Corporation, Quest Investment Corporation, Avatar Petroleum Inc., Arapaho Capital Corp., Viceroy Exploration Ltd., SpectrumGold Resources Inc., Oro Belle Resources Corporation and 650399 B.C. Ltd., is authorized and approved;

2. any one director or officer of the Company be authorized and empowered, acting for, in the name of and on behalf of the Company, to execute and to deliver such documents as are necessary or desirable, and to deliver the final order of the Court approving the Plan of Arrangement to the Registrar appointed under Section 320 of the Company Act for filing; and

3. notwithstanding the passage of this special resolution by the Shareholders of the Company or the approval of the Court, the board of directors of the Company, without further notice to or approval of the Shareholders of the Company or the Court, may decide not to proceed with the Arrangement or to otherwise give effect to this special resolution at any time prior to the Plan of Arrangement becoming effective."

SCHEDULE "B"

VICEROY OPTION RESOLUTION

"IT IS HEREBY RESOLVED (with all insiders and their associates abstaining from voting), as an Ordinary Resolution that Viceroy Resource Corporation is authorized to adopt the Viceroy 2003 Plan, subject to regulatory approval, pursuant to which:

(a) if the Arrangement completes, the aggregate number of Mergeco Class A Shares which may be issued pursuant to options granted to directors, officers, employees and consultants of Mergeco under the Viceroy 2003 Plan, unless otherwise approved by shareholders, may not exceed ● Mergeco Class A Shares [being 10% of the issued and outstanding Mergeco Class A Shares as at the date of the completion of the Arrangement and the Private Placement]; or

(b) if the Arrangement does not complete, the maximum number of shares which may be issued under the Viceroy 2003 Plan may not exceed ● Viceroy Shares [being 10% of the issued capital as the date of the Viceroy Meeting]."

PRIVATE PLACEMENT RESOLUTION

"IT IS HEREBY RESOLVED, as an Ordinary Resolution that the Private Placement, as more particularly described in the Information Circular, is hereby approved."

FUTURE PLACEMENT RESOLUTION

"IT IS HEREBY RESOLVED, as an Ordinary Resolution that the Future Placement Resolution which provides that:

(a) if the Arrangement completes, Viceroy (being Quest Capital Corp. post-Arrangement) is authorized to issue, in one or more private placements during the twelve month period commencing June 18, 2003, additional Mergeco Class A Shares and Mergeco Class B Shares equal to 100% of the Mergeco Class A Shares and Mergeco Class B Shares, respectively, outstanding immediately following completion of the Arrangement and Private Placement; and

(b) if the Arrangement does not complete, Viceroy is authorized to issue, in one or more private placements during the twelve month period commencing June 18, 2003, additional Viceroy Shares equal to 100% of the Viceroy Shares outstanding as of June 18, 2003;

as more particularly described in and subject to the restrictions described in the Information Circular dated April 30, 2003, is hereby approved."

Schedule "L"

NO. L 031299
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 252 OF THE *COMPANY ACT*,
R.S.B.C. 1996, c.62, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
VICEROY RESOURCE CORPORATION, QUEST INVESTMENT
CORPORATION, AVATAR PETROLEUM INC.,
ARAPAHO CAPITAL CORP., VICEROY EXPLORATION LTD.,
ORO BELLE RESOURCES CORPORATION, SPECTRUMGOLD INC.
AND 650399 B.C. LTD.

PETITIONERS

NOTICE OF APPLICATION OF FINAL ORDER

TO: VICEROY RESOURCE CORPORATION ("**Viceroy**")
AND ITS MEMBERS

QUEST INVESTMENT CORPORATION ("**Quest**")
AND ITS MEMBERS

AVATAR PETROLEUM INC. ("**Avatar**")
AND ITS MEMBERS

ARAPAHO CAPITAL CORP. ("**Arapaho**")
AND ITS MEMBERS

VICEROY EXPLORATION LTD. ("**Viceroy Exploration**")
AND ITS MEMBERS

ORO BELLE RESOURCES CORPORATION ("**Oro Belle**")
AND ITS MEMBERS

SPECTRUMGOLD INC. ("**SpectrumGold**")
AND ITS MEMBERS

650399 B.C. LTD. ("**SpectrumSub**")
AND ITS MEMBERS

NOTICE IS HEREBY GIVEN that a Petition has been filed by Viceroy, Quest, Avatar, Arapaho, Viceroy Exploration, Oro Belle, SpectrumGold and SpectrumSub (the "**Petitioners**") in the Supreme Court of British Columbia for approval of the arrangement agreement dated for reference May 15, 2003, pursuant to section 252 of the *Company Act*, R.S.B.C. 1996, c. 62, as amended (the "***Company Act***");

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced May 9, 2003, the Court has given directions as to the calling of an annual and extraordinary meeting of the members of Viceroy, Quest and Avatar and an extraordinary general meeting of the members of Arapaho for the purpose of considering and voting upon the arrangement (the "**Arrangement**") under section 252 of the *Company Act*;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement shall be made before the presiding Master in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, on June 20, 2003 at 9:45 a.m., or so soon thereafter as counsel may be heard.

IF YOU WISH TO BE HEARD, any member of the Petitioners affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Vancouver Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioners, at their address for delivery set out below on or before 11:00 a.m. on Thursday, June 19, 2003.

The Petitioners' address for delivery is: c/o Davis & Company, Barristers & Solicitors, 2800 Park Place - 666 Burrard Street, Vancouver, British Columbia, V7C 2Z7, Attention: Stuart B. Morrow.

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Appearance" as aforesaid. You may obtain a form of "Appearance" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Petitioners' members.

A copy of the Petition and other documents filed with the Court can be obtained by any member of the Petitioner upon request in writing addressed to the Petitioners' solicitors at their address for delivery set out above.

DATED at Vancouver, British Columbia, this 13th day of May, 2003.



Davis & Company (Stuart B. Morrow)
Solicitors for the Petitioners

Neither ... *passed upon the* ... *ary is an*

03 JUN -4 AM 7:21

JOINT INFORMATION CIRCULAR

for Annual and Extraordinary General Meetings of

Shareholders of 82-1193

VICEROY RESOURCE CORPORATION

QUEST INVESTMENT CORPORATION

and

AVATAR PETROLEUM INC.

and

Extraordinary General Meeting of Shareholders of

ARAPAHO CAPITAL CORP.

SUPPL

Dated as of April 30, 2003

TABLE OF CONTENTS

LIST OF SCHEDULES

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in the Information Circular, including the schedules hereto. Capitalized terms used in this Summary are defined in the Glossary of Terms or elsewhere in the Information Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein. Unless otherwise indicated, all currency amounts are stated in Canadian dollars. The information contained herein is as of April 30, 2003 unless otherwise indicated.

THE MEETINGS

Times, Dates, and Places of Meetings

The Viceroy Meeting will be held on Wednesday, June 18, 2003 at 11:00 a.m. (Vancouver time) at Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Quest Meeting will be held on Wednesday, June 18, 2003 at 10:00 a.m. (Vancouver time) at Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Avatar Meeting will be held on Wednesday, June 18, 2003 at 9:00 a.m. (Vancouver time) at Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Arapaho Meeting will be held on Wednesday, June 18, 2003 at 8:00 a.m. (Vancouver time) at Bull, Housser & Tupper, 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3.

The Record Date

The Record Date for determining the registered Shareholders for each of the Meetings is May 13, 2003.

Purposes of the Meetings

This Information Circular is furnished in connection with the solicitation of proxies by management of Viceroy, Quest, Avatar and Arapaho for use at the Meetings.

Viceroy Meeting

At the Viceroy Meeting, Viceroy Shareholders will be asked to consider and to pass the Viceroy Annual General Meeting Matters and

1. the Viceroy Option Resolution approving the Viceroy 2003 Plan;
2. the Private Placement Resolution authorizing the issuance of 8,333,333 PP Units at a price of $1.20 per PP Unit to raise up to $10,000,000, each PP Unit consisting of one Mergeco Class A Share and one PP Warrant. Each PP Warrant is exercisable for five years at $1.50 per Mergeco Class A Share, subject to a reduction in the exercise period if the Mergeco Class A Shares close at or above $2.25 per Mergeco Class A Share for a specified period. All figures are on a post-Consolidation basis;
3. the Future Placements Resolution authorizing Viceroy to issue greater than 25% of its outstanding shares in the twelve month period commencing on June 18, 2003; and
4. the Viceroy Arrangement Resolution approving the Arrangement.

See "Viceroy Annual General Meeting and Other Matters" and "The Arrangement" in the Information Circular.

Quest Meeting

At the Quest Meeting, Quest Shareholders will be asked to consider and to pass the Quest Annual General Meeting Matters and the Quest Arrangement Resolution approving the Arrangement. See "Quest Annual General Meeting and Other Matters" and "The Arrangement" in the Information Circular.

Avatar Meeting

At the Avatar Meeting, Avatar Shareholders will be asked to consider and to pass the Avatar Annual General Meeting Matters and the Avatar Arrangement Resolution approving the Arrangement. See "Avatar Annual General Meeting and Other Matters" and "The Arrangement" in the Information Circular.

Arapaho Meeting

At the Arapaho Meeting, Arapaho Shareholders will be asked to consider and to pass the Arapaho Arrangement Resolution approving the Arrangement. See "The Arrangement" in the Information Circular.

SUMMARY OF THE TRANSACTION, THE RESULTING ISSUER AND ITS BUSINESS

The Arrangement

Summary

The Arrangement will involve the reorganization and exchanges of securities of Viceroy, Quest, Avatar, Arapaho-Sub, Viceroy Exploration Ltd. ("**ViceroyEx**") and SpectrumGold Inc. ("**SpectrumGold**") (together ViceroyEx and SpectrumGold are referred to as the "**SpinOutCos**"), and two British Columbia holding companies being Oro Belle Resources Corporation ("**Oro Belle**") and 650399 B.C. Ltd. ("**SpectrumSub**"), together referred to as the "**Subcos**".

Effect of the Arrangement

The Arrangement has been structured to reorganize the companies as follows:

1. Viceroy's Argentine mineral exploration properties will be indirectly transferred to ViceroyEx, with the reorganized Viceroy (Mergeco) holding less than 20% of the shares of ViceroyEx and Viceroy shareholders on a pro rata basis together with any new equity investors holding the balance of the shares of ViceroyEx;
2. Certain of Viceroy's British Columbia and Yukon mineral exploration properties together with certain of the Yukon mineral exploration properties of NovaGold Resources Inc. ("**NovaGold**") will be indirectly transferred to SpectrumGold, with the reorganized Viceroy (Mergeco) holding less than 20% of the shares of SpectrumGold, NovaGold holding up to 50% of the shares of SpectrumGold and Viceroy shareholders on a pro rata basis together with any new private placement investors holding the balance of the shares of SpectrumGold;
3. Viceroy will be corporately reorganized by:
    (a) the consolidation of its existing common shares on a one for three basis;
    (b) its common shares being redesignated as Class A Subordinate Voting Shares without par value (one vote per share);
    (c) a new class of Class B Variable Multiple Voting Shares without par value as well as two classes of Preferred Shares being created; and
    (d) Viceroy changing its name to "Quest Capital Corp.";

4. The reorganized Viceroy (Mergeco), in three separate share exchanges, will acquire all of the issued shares of Avatar, Arapaho-Sub and Quest, in that order, with Arapaho and the shareholders of Avatar and Quest becoming shareholders of Mergeco on the basis outlined below; and

5. Mergeco will carry on the business of merchant banking.

Steps in the Arrangement

The principal steps in the Arrangement may be summarized as follows (the disclosure is qualified in its entirety by reference to the full text of the Arrangement Agreement among the above named companies dated for reference May 15, 2003).

On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

1. the Oro Belle Shareholders, including Viceroy, shall exchange all of the issued shares of Oro Belle for ViceroyEx Shares, on the basis of one ViceroyEx Share for each Oro Belle Share;

2. the SpectrumSub Shareholders, including Viceroy, shall exchange all of the issued SpectrumSub Shares for SpectrumGold Shares, on the basis of one SpectrumGold Share for each SpectrumSub Share;

3. in conjunction with or concurrent with the share exchanges, subject to subsection (7), Viceroy will distribute by way of "reduction of capital" of Viceroy a sufficient number of ViceroyEx Shares it receives and a sufficient number of the SpectrumGold Shares it receives to Viceroy Shareholders on the Effective Date to be able to distribute the number of ViceroyEx and SpectrumGold Shares in accordance with Section (6)(b) below on the basis that the ViceroyEx Property and the SpectrumGold Property would cease to be held by Viceroy in the ordinary course of business and the value of the ViceroyEx Shares and SpectrumGold Shares distributed to Viceroy Shareholders would not be required to support Viceroy's continued operations and Viceroy will reduce the paid up capital of the Viceroy Shares by an amount equal to the value of the ViceroyEx Shares and SpectrumGold Shares distributed on that reduction of capital;

4. Viceroy shall alter its share capital as follows:

   (a) all of the Viceroy common shares (the "**Viceroy Shares**") (both issued and unissued) shall be consolidated on a one (1) for three (3) basis;

   (b) all of the Viceroy Shares (both issued and unissued post-Consolidation) shall be redesignated as Class A Subordinate Voting Shares (the "**Mergeco Class A Shares**") without par value, having one (1) vote per share;

   (c) all of the Viceroy preferred shares (none of which are allotted or issued) shall be cancelled and the authorized capital shall be diminished accordingly;

   (d) a new class of shares will be created which shall be designated as Class B Variable Multiple Voting Shares (the "**Mergeco Class B Shares**") without par value, having a minimum of one (1) vote per share and up to a maximum of five (5) votes per share with the Mergeco Class B Shares being convertible into Mergeco Class A Shares on a one for one basis; and

   (e) the authorized capital will be increased to consist of 1,500,000,000 shares divided into 500,000,000 Mergeco Class A Shares, 500,000,000 Mergeco Class B Shares, 250,000,000 First Preferred Shares and 250,000,000 Second Preferred Shares, such shares to have the rights and restrictions set out in the Amended and Restated Articles of Mergeco as hereinafter defined;

5. in three separate share exchanges, Viceroy will acquire all of the issued shares of Avatar, Arapaho-Sub which is a wholly-owned subsidiary of Arapaho, and Quest, in that order;

6. upon completion of the transactions set forth in subsections (1) through (5) above, the securityholders of Viceroy, Avatar, Arapaho-Sub (being Arapaho) and Quest, subject to the provisions for shareholders who would hold a Small Lot (as hereinafter defined) of Mergeco or the SpinOutCos on completion of the Arrangement as set forth in Subsection (7) below, will be entitled to receive the following post-Arrangement securities in exchange for their pre-Arrangement securities and as a consequence of the completion of the Arrangement:

   (a) holders of Viceroy Shares will receive one Mergeco Class A Share in exchange for every three (3) Viceroy Shares (pre-Consolidation);

   (b) holders of Viceroy Shares will be issued one (1) ViceroyEx Share for every ten (10) Viceroy Shares (pre-Consolidation) and one (1) SpectrumGold Share for every thirty (30) Viceroy Shares (pre-Consolidation);

   (c) holders of Avatar Shares will be issued 0.2825 Mergeco Class A Shares for each Avatar Share;

   (d) Arapaho as the sole holder of all of the issued shares of Arapaho-Sub will be issued a total of 863,857 Mergeco Class A Shares for all of the issued shares of Arapaho-Sub;

   (e) holders of Quest Class A Shares will be issued 1.0514 Mergeco Class A Shares for each Quest Class A Share;

   (f) holders of Quest Class B Shares will be issued 1.0514 Mergeco Class B Shares for each Quest Class B Share;

   (g) holders of options, warrants and other securities of Viceroy, Avatar and Quest will receive options, convertible warrants and other convertible securities of Mergeco (pre-Consolidation) entitling the holders to acquire Mergeco Class A Shares on the same exchange ratios set forth in sections (a), (c), (e) and (f) above and with corresponding changes to the exercise prices based on the share exchange ratios set out above and having the same exercise and conversion periods as the securities exchanged therefor;

7. if a Small Lot Shareholder would receive a Small Lot of any of Mergeco Class A Shares, Mergeco Class B Shares or SpinOutCos Shares, as the case may be, then in respect of such Shares such Shareholder will only be entitled to receive a cash payment of (1) $1.10 per Mergeco Class A Share, (2) $1.10 per Mergeco Class B Share, (3) $0.50 per ViceroyEx Share, or (4) $0.25 per SpectrumGold Share, as the case may be, unless such Small Lot Shareholder specifically elects within 30 days of the Effective Date to receive share certificates. If a Small Lot Shareholder does not elect to receive share certificates as described above, such Shareholder shall cease to be a shareholder of Mergeco, or if applicable any of the SpinOutCos, on the 31st day following the Effective Date and will only be entitled to the cash payment by complying with the procedure for exchange of share certificates set forth in the Plan of Arrangement. In such event, the Small Lot Shareholder shall be deemed to have disposed of his Small Lot on the Effective Date. If a cash payment payable in respect of any of the Mergeco Shares, ViceroyEx Shares or SpectrumGold Shares would be less than $10, such payment will not be made;

8. the amount of the paid up capital attributable to the Mergeco Class A Shares and Mergeco Class B Shares upon implementation of the Arrangement shall be reduced by an amount equal to the Accumulated Deficit of Mergeco at that date in order that the Accumulated Deficit of Mergeco be eliminated;

9. the name of Mergeco shall be "Quest Capital Corp." or such other name as the directors of the parties to the Agreement may determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction;

10. the Memorandum of Viceroy shall be altered to be in the form of the Altered Memorandum of Quest Capital Corp. attached as Appendix "A" to the Plan of Arrangement which is attached as Schedule "J" hereto;

11. the articles of Viceroy shall be altered to be in the form of the Amended and Restated Articles of Quest Capital Corp.; and

12. upon completion of the share exchanges, the whole of the undertaking and of the property and liabilities of Avatar and Quest shall be transferred to Viceroy, and Avatar and Quest will be dissolved without winding up.

See "The Arrangement" in the Information Circular.

Mergeco Class B Shares

The variable multiple voting rights attached to the Mergeco Class B Shares have been structured so that the voting rights will increase by one additional vote per Mergeco Class B Share for each 6,000,000 of additional voting rights attached to Mergeco Shares (being any combination of Mergeco Class A and Class B Shares) issued subsequent to the Arrangement, to a maximum of five votes per share (including the initial one vote per share). The number of votes attached to the Mergeco Class B Shares will be two votes per share assuming the Private Placement is completed. For additional information respecting the Mergeco Class B Shares, see "Mergeco – Authorized and Issued Share Capital". The special rights and restrictions attached to the Mergeco Class B Shares are set forth in the Plan of Arrangement attached hereto as Schedule "J" to the Information Circular.

Directors and Officers of Mergeco

Viceroy's board of directors will be reconstructed with an alteration of Viceroy's Articles fixing the number of directors of Viceroy effective on completion of the Arrangement at ten members. Thereafter the number will be fixed as determined by ordinary resolution (as set out in the current form of the Articles). The Viceroy Shareholders will be asked to vote at the Viceroy Meeting in favour of the directors named in the Viceroy notice of Meeting, which directors, if approved by Viceroy Shareholders, will constitute the board of directors of Mergeco.

The proposed board of directors of Mergeco will consist of nominees of each of the Companies, comprised of A. Murray Sinclair, Ronald K. Netolitzky, W. David Black, Michael H. Halvorson, Michael D. Winn, Robert G. Atkinson, Brian E. Bayley, Edward L. Mercaldo, Henry J. Knowles, and Daniel Goodman (independent). It is anticipated that Henry J. Knowles will be appointed as Chairman, Brian E. Bayley will be appointed as President and CEO, A. Murray Sinclair will be appointed as Managing Director and Susan M. Neale will be appointed as CFO. See "Mergeco – Directors and Officers" in this Information Circular for additional disclosure.

The Companies

Viceroy, a British Columbia company, is a publicly traded natural resource holding company listed on The Toronto Stock Exchange ("TSX"). For the past 5 years, Viceroy has developed and operated various gold mining operations and invested in junior exploration companies and more recently bridge loans. Upon completion of the Arrangement, Viceroy Shareholders will have a direct interest in Mergeco and the SpinOutCos. Distribution of the ViceroyEx and SpectrumGold Shares to Viceroy Shareholders will result in such shareholders continuing to participate directly in companies involved in exploration activities in Argentina and North America.

Quest, a British Columbia company, is a publicly traded merchant banking company listed on the TSX. For the past 5 years, Quest (since July 2002 and prior to such date through its predecessor corporations) has invested in bridge loans and emerging companies with an emphasis on natural resource based businesses. Upon completion of the Arrangement, Quest Shareholders will have an interest in Mergeco and an indirect interest in the SpinOutCos.

Avatar, a British Columbia company, is a publicly traded company listed on the TSX Venture Exchange (the "**TSX Venture**"). During the past 5 years, Avatar was involved in mineral exploration in Ecuador, participated in a consortium which operated a producing oilfield in Ecuador and in 2001 disposed of all of its mining and oil interests. Upon completion of the Arrangement, Avatar Shareholders will have an interest in Mergeco and an indirect interest in the SpinOutCos.

Arapaho, a British Columbia company, is, through its wholly-owned subsidiary Arapaho Sub, a publicly traded management services company listed on the TSX Venture. Pursuant to the Arrangement, Arapaho will exchange all of the issued shares of Arapaho-Sub for 863,857 Mergeco Class A Shares. **Arapaho Shareholders will not receive any shares pursuant to the Arrangement** but Arapaho Shareholders, through their shareholdings in Arapaho, will have an indirect interest in Mergeco which will have a direct interest in Arapaho-Sub and the SpinOutCos.

See "Viceroy Resource Corporation", "Quest Investment Corporation", "Avatar Petroleum Inc.", "Arapaho Capital Corp." and "Mergeco" in this Information Circular for additional disclosure.

The SpinOutCos

ViceroyEx, a British Columbia company, is a wholly owned subsidiary of Viceroy and has been incorporated for the purpose of this Arrangement. ViceroyEx has not carried on any business since its incorporation in 2003. It will acquire Oro Belle in exchange for the issuance of ViceroyEx Shares. Oro Belle has mineral exploration assets located in Argentina and will have received funding of at least $500,000 prior to the completion of the Arrangement. See "ViceroyExploration Ltd." in this Information Circular for additional disclosure about ViceroyEx".

SpectrumGold, a British Columbia company, owned 50% by Viceroy, has been incorporated for the purpose of this Arrangement. SpectrumGold has not carried on any business since its incorporation in 2003. It will acquire SpectrumSub in exchange for the issuance of SpectrumGold Shares. SpectrumSub will have mineral and exploration agreements on properties in the Yukon and British Columbia and will have received funding of at least $1,000,000 prior to the completion of the Arrangement. See "SpectrumGold Inc." in this Information Circular for additional disclosure about SpectrumGold.

Reasons for the Arrangement

The Companies believe that the Arrangement is in the best interests of the Companies for numerous reasons, including the fact that Mergeco will be a larger company with a large market capitalization, a strong balance sheet and experienced directors. The business of Mergeco following the Arrangement will be merchant banking as further described in this Information Circular. The distribution of the ViceroyEx and SpectrumGold shares to Viceroy Shareholders will provide Viceroy Shareholders with an opportunity to continue to participate in exploration endeavours on properties in which Viceroy currently has interests. For further information on the reasons for the Arrangement, see "Reasons for the Arrangement and Recommendations of Directors" in the Information Circular.

Mergeco Use of Funds and Business Objectives

Upon completion of the Arrangement, Mergeco expects to have in excess of $90,000,000 in total assets, including the $10,000,000 to be raised pursuant to the Private Placement (as hereinafter defined).

The primary business objectives of Mergeco will be to expand its merchant banking activities which will include bridge lending primarily to public companies; corporate restructuring and management of public companies; and acquisition, management and sale of undervalued operating assets and/or companies. Mergeco will focus its merchant banking business in the natural resource sector (with particular focus on mining and oil and gas) and to a lesser extent in the real estate, manufacturing, and technology. See "Mergeco – Description of the Business" in this Information Circular.

Fairness Opinions

Ross Glanville, B.A. Sc., P. Eng., MBA, CGA, CAMV of Burnaby, British Columbia has provided his opinion to the board of directors of Viceroy; Stephen W. Semeniuk, B. Comm., MBA, CFA, of West Vancouver, British Columbia, has provided his opinion to the board of directors of each of Quest and Arapaho; and Stirling Mercantile Corp. has provided its opinion to the board of directors of Avatar, in respect of the fairness of the terms of the Arrangement, from a financial point of view, to the securityholders of the respective Companies. Together, Ross Glanville, Stephen W. Semeniuk and Stirling Mercantile Corporation are referred to as the "**Financial Advisors**". See "The Arrangement – Fairness Opinions" in the Information Circular. The Fairness Opinions are available for viewing in the same manner as material contracts. See "Material Contracts" in the disclosure relating to each of the Companies in the Information Circular.

Recommendations of the Directors

Each board of directors of Viceroy, Quest, Avatar and Arapaho has reviewed the Arrangement Agreement and the opinion of its Financial Advisor and concluded (with the common directors abstaining) that the transactions contemplated by the Arrangement Agreement are fair and reasonable to the securityholders of each of Viceroy, Quest, Avatar and Arapaho, respectively and in the best interests of each of Viceroy, Quest, Avatar and Arapaho, respectively.

Each board of directors of Viceroy, Quest, Avatar and Arapaho (with the common directors abstaining) recommends that its Shareholders vote in favour of their respective Arrangement Resolutions. See "The Arrangement – Reasons for the Arrangement and Recommendations of the Directors".

Conditions to the Arrangement

The Arrangement is subject to a number of specified conditions, including:

1. receipt of all required approvals including approval of the Arrangement at the Meetings, by the respective boards of directors, the Supreme Court of British Columbia (the "**Court**"), the TSX and the TSX Venture. See "Stock Exchange Approvals" and "Court Approval of the Arrangement" below;

2. confirmation that the issue of the Mergeco Shares will be exempt from the registration requirements of the U.S. Securities Act and from the registration and prospectus requirements in each of the Provinces and territories of Canada in which holders of Viceroy Shares, Quest Shares and Avatar Shares are resident and in which Arapaho is resident (which confirmations have been received);

3. receipt of satisfactory fairness opinions for each of the Companies (which opinions have been received); and

4. dissent rights not being exercised by holders of more than 2% or more of any of the Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares.

See "Arrangement Agreement – Conditions to the Arrangement Becoming Effective" in the Information Circular.

Stock Exchange Approvals

The Viceroy Shares and Quest Shares are listed on the TSX; the Avatar Shares and the Arapaho Shares are listed on the TSX Venture. Conditions of the Arrangement include the following: (1) the TSX and the TSX Venture shall have accepted the Arrangement; and (2) the TSX shall have conditionally approved the listing of the Mergeco Class A Shares and the Mergeco Class B Shares on the TSX. See "The Arrangement – Conduct of Meetings and Other Approvals - Regulatory Approvals" in the Information Circular.

Court Approval of the Arrangement

Under the Company Act, the Companies are required to obtain the approval of the Court to the calling of the Meetings and to the Arrangement. On May 9, 2003, prior to the mailing of the material in respect of the Meetings, the Companies obtained an Interim Order providing for the calling and holding of the Meetings and other procedural matters. A copy of the Interim Order is attached as Schedule "K" to the Information Circular. A copy of the Notice of Application for Final Order approving the Arrangement is attached as Schedule "L" to the Information Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m., Vancouver time, on June 20, 2003, following the Meetings or as soon thereafter as counsel for the Companies may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the respective Meetings. ***Viceroy Securityholders, Quest Securityholders, Avatar Securityholders and Arapaho Securityholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.***

At the Court hearing, Viceroy Securityholders, Quest Securityholders, Avatar Securityholders, Arapaho Securityholders and creditors of the Companies who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the Company Act, the Companies have been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective. The Court will be informed at the hearing that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to, among other things, the issue of the Mergeco Shares, Mergeco Options, Mergeco Warrants, ViceroyEx Shares and SpectrumGold Shares to be distributed pursuant to the Arrangement as described below under "Securities Laws Considerations – U.S. Securities Laws and Resale of Securities". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities comprising the Arrangement are fair to those securityholders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Viceroy Securityholder, Quest Securityholder, Avatar Securityholder and Arapaho Shareholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement as detailed in the Notice of Application for Final Order is required to file with the Court and serve upon Viceroy, Quest, Avatar and Arapaho, as applicable, at the address set out below, on or before 11:00 a.m., Vancouver time, on June 19, 2003, a notice of his, her or its intention to appear ("**Appearance Notice**"), including his, her or its address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to the applicable Company:

Viceroy Resource Corporation
Quest Investment Corporation
Avatar Petroleum Inc. or
Arapaho Capital Corp.

each c/o Davis & Company
Attention: Stuart Morrow
2800, 666 Burrard Street
Vancouver, British Columbia,
V6C 2Z7

Fax: (604) 687-1612
E-mail: sbmorrow@davis.ca

See "The Arrangement – Conduct of Meetings and Other Approvals" in the Information Circular.

EXEMPTIONS

1. Exemption from requirement to mail the Information Circular to Viceroy Shareholders and Quest Shareholders

Due to the large number of their Shareholders, and in particular the large number of such Shareholders who hold less than one board lot, Viceroy and Quest applied for orders exempting Viceroy and Quest from the requirement to deliver printed copies of the complete Information Circular to their Shareholders.

The local securities regulatory authority in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and the Northwest Territories issued a decision on May 14, 2003 (the "**MRRS Order**") exempting Viceroy and Quest from the requirement to deliver printed copies of the complete Information Circular to their respective registered and non-registered Shareholders on the following conditions:

(a) the Shareholders of Viceroy and Quest be sent printed copies of the respective notice of Meeting, the Summary Circular and form of proxy by mail, with the notice of Meeting stating that the Information Circular is available to them electronically or, by request, in its written form;

(b) the Shareholders of Viceroy and Quest have access to the Information Circular through SEDAR and through the website designated in the notice of Meeting or by requesting and receiving from Viceroy or Quest, a printed copy of the Information Circular, free of charge; and

(c) the Information Circular that is available electronically to Viceroy and Quest Shareholders be identical to the printed copy.

The BCSC issued an order on May 9, 2003 under the Company Act granting such exemption under similar conditions. Together the MRRS Order and the BCSC order are referred to as the "**Exemption Orders**". See "General Proxy Information - Exemption Orders" in the Information Circular.

Shareholders of Avatar and Arapaho will receive the Information Circular and will not receive the Summary Circular as it was determined that Avatar and Arapaho did not have sufficient numbers of shareholders to justify making an application on their behalf for an exemption from the mailing requirement.

2. Exemption Application under Section 50 of the *Securities Act* (Québec)

An application will made forthwith after the date of this Information Circular to the Commission des Valeurs Mobilières du Québec (the "**QSC**") for an order under Section 50 of the *Securities Act* (Québec) granting relief from the registration and prospectus requirements otherwise applicable to the distributions of securities of Viceroy, ViceroyEx and SpectrumGold to Québec-resident holders of securities of Viceroy, Avatar and Quest pursuant to the Arrangement and relief from the resale requirements otherwise applicable in respect of such securities.

See "General Proxy Information - Quebec Exemption Application" in the Information Circular.

DISSENT RIGHTS

Shareholders of Viceroy, Quest, Avatar and Arapaho have the right to dissent to the Arrangement. Dissenting Shareholders who strictly comply with the provisions of the Interim Order are entitled to be paid the fair value of their Shares. See the Interim Order attached as Schedule "K" to this Information Circular. In addition, the dissent rights applicable to the Arrangement are summarized under the heading "Rights of Dissent to the Arrangement".

Dissenting Viceroy, Quest, Avatar and Arapaho Shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the dissent rights.

PROCEDURE FOR EXCHANGE OF VICEROY, QUEST AND AVATAR SHARES

1. **Important Notice for Small Lot Shareholders**

If a Shareholder would, upon the exchange of his Shares pursuant to the Arrangement, be entitled to receive less than: 100 Mergeco Class A Shares, 100 Mergeco Class B Shares, 500 ViceroyEx Shares or 500 SpectrumGold Shares (in each case a "Small Lot"), such Shareholder would, in respect of such Small Lot, be a Small Lot Shareholder.

A Small Lot Shareholder will only be entitled to receive a cash payment of (1) $1.10 per Mergeco Class A Share, (2) $1.10 per Mergeco Class B Share, (3) $0.50 per ViceroyEx Share or (4) $0.25 per SpectrumGold Share, as applicable, in exchange for his Shares, unless he specifically elects within thirty (30) days of the Effective Date to receive share certificates of Mergeco, ViceroyEx and SpectrumGold, as applicable, as described under "Procedure for Exchange of Viceroy, Quest and Avatar Shares" below.

If a Small Lot Shareholder does not elect to receive share certificates as described above, such Shareholder shall cease to be a shareholder of Mergeco or any of the SpinOutCos on the 31st day following the Effective Date and will only be entitled to the applicable cash payment by complying with the procedure for exchange of share certificates set forth in the Plan of Arrangement. In such event, the Small Lot Shareholder shall be deemed to have disposed of his Small Lot on the Effective Date. Due to administrative costs of effecting exchanges, if a cash payment payable in respect of any of the Mergeco Shares, ViceroyEx Shares or SpectrumGold Shares would be less than $10, such payment will not be made.

See "Procedure for Exchange of Viceroy, Quest and Avatar Shares" in this Summary and under the heading "Arrangement" in the Information Circular.

2. **Procedure for Exchange of Viceroy, Quest and Avatar Shares**

   (a) As soon as practicable after the Effective Date, the Depositary will forward, to each registered holder of Viceroy Shares, Quest Shares and Avatar Shares, a letter of transmittal and instructions for obtaining delivery of certificates, or cash in lieu thereof for Small Lot Shareholders, as appropriate.

(b) In order to receive share certificates pursuant to the Arrangement, former Shareholders of Viceroy, Quest and Avatar (who are not Small Lot Shareholders) must deliver to the Depositary **within six (6) years of the Effective Date** (i) their Former Share Certificates; (ii) a duly completed letter of transmittal and (iii) such other documents as the Depositary may require.

(c) In order to receive share certificates instead of a cash payment pursuant to the Arrangement, a Small Lot Shareholder must **elect** to receive applicable share certificates by delivering to the Depositary **within thirty (30) days of the Effective Date**, (i) his Former Share Certificates, (ii) a duly completed letter of transmittal specifying such election and (iii) such other documents as the Depositary may require. If such election is not duly made **within thirty (30) days of the Effective Date** by a Small Lot Shareholder, such Shareholder shall only be entitled to receive a cash payment by complying with the requirements in paragraph (d) below.

(d) In order for a Small Lot Shareholder to receive a cash payment pursuant to the Arrangement in exchange for his Shares, such Small Lot Shareholder must first deliver to the Depositary, **within six (6) years of the Effective Date**, (i) his Former Share Certificates, (ii) a duly completed letter of transmittal and (iii) such other documents as the Depositary may require.

Mergeco will deposit funds with the Depositary sufficient to pay the cash payments to Small Lot Shareholders, which funds will be held in a trust account to be used to pay the cash payments. Upon expiry of six years from the Effective Date, all unused funds will be returned to Mergeco.

3. Cancellation of Rights After Six Years

If a holder of Viceroy Shares, Quest Shares or Avatar Shares fails to deposit a Share Certificate representing Viceroy Shares, Quest Shares or Avatar Shares together with a duly executed and completed Letter of Transmittal and other required documents with the Depositary within six years of the Effective Date, such Share Certificate shall cease to represent a right or claim of any kind or nature and the right of such holder to receive Mergeco Shares and, if applicable SpinOutCos Shares or cash in lieu thereof for Small Lot Shareholders, shall be deemed to be surrendered to Mergeco together with all dividends or distributions thereon declared or held for such holder.

4. Fractional Shares

No fractional Mergeco Shares or, if applicable, fractional ViceroyEx Shares or SpectrumGold Shares will be issued to Viceroy Shareholders, Quest Shareholders, Avatar Shareholders or to Arapaho. No cash will be paid in lieu of fractional shares. Any fractions will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number. See "The Arrangement - Procedure for Exchange of Viceroy, Quest and Avatar Shares" in the Information Circular.

5. Arapaho Shareholders

Arapaho Shareholders will not receive Mergeco Shares pursuant to the Arrangement. Instead each continuing Shareholder of Arapaho will have an indirect interest in the 863,857 Mergeco Class A Shares to be received by Arapaho in exchange for all of the shares of Arapaho-Sub which are currently owned by Arapaho.

The foregoing information is a summary only. For full details of procedures for the exchange of certificates, see Article 4 "Certificates and Documentation" of the Plan of Arrangement attached as Schedule "J" in the Information Circular.

VICEROY SUMMARY FINANCIAL INFORMATION

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Viceroy attached as Schedule "C" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars except per share data.

	Year Ended 31-Dec-2002 (000's) $	Year Ended 31-Dec-2001 (000's) $	Year Ended 31-Dec-2000 (000's) $
Revenue	21,705	52,046	114,230
Net Income (Loss)	857	(35,872)	(45,042)
Net Income (Loss) / Share	0.01	(0.57)	(0.78)
Working Capital	16,496	9,405	(6,193)
Total Assets	50,344	55,804	120,423
Long-Term Liabilities	13,645	21,449	23,918
Cash Dividend	Nil	262	326

QUEST SUMMARY FINANCIAL INFORMATION

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Quest attached as Schedule "D" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars except per share data.

	Year Ended 31-Dec-2002 (000's) $	Year Ended 31-Dec-2001 (000's) $	Year Ended 31-Dec-2000 (000's) $
Revenues	1,677	86	(168)
Net Income (Loss)	(2,509)	(7,178)	(890)
Net Income (Loss) per share	(0.14)	(0.88)	(0.11)
Working Capital	17,321	6,682	15,107
Total Assets	26,190	8,148	15,991
Total Long-Term Liabilities	Nil	Nil	Nil
Cash Dividend	Nil	Nil	Nil

Note: Information in this table is the financial information of Quest (formerly Bradstone Equity Partners, Ltd.), identified as the acquirer in the Prior Arrangement) and includes the results of operations of the other companies involved in the Prior Arrangement since the date of acquisition (July 4, 2002).

AVATAR SUMMARY FINANCIAL INFORMATION

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Avatar attached as Schedule "E" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars except per share amounts.

	12 Months Ended 31-Dec-02 (000's) $	14 Months Ended 31-Dec-01 (000's) $	12 Months Ended 31-Oct-00 (000's) $
Revenue	52	4,177	1,142
Net Income (Loss)	4,943	(3,386)	(2,985)
Net Income (Loss)/Share	0.37	(0.27)	(0.31)
Working Capital	6,122	(10,528)	(721)
Total Assets	6,182	10,734	4,665
Long Term Liabilities	Nil	Nil	Nil
Cash Dividend	Nil	Nil	Nil

ARAPAHO-SUB SUMMARY FINANCIAL INFORMATION

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Arapaho-Sub attached as Schedule "F". Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars except per share amounts.

	3 Months ended 31-Dec-02 (000's) $	Year Ended 30-Sept-02 (000's) $	Year Ended 30-Sept-01 (000's) $	Year Ended 30-Sept-00 (000's) $
Revenue	240	865	677	719
Net Income (Loss)	45	143	83	145
Net Income (Loss)/Share	N/A	N/A	N/A	N/A
Working Capital	287	339	297	290
Total Assets	1,259	1,212	443	364
Long-Term Liabilities	Nil	Nil	Nil	Nil
Cash Dividend	Nil	Nil	Nil	Nil

VICEROYEX PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma financial information as at December 31, 2002 and should be considered in conjunction with the more complete information contained in the pro forma financial statements of ViceroyEx attached as Schedule "H" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

Current Assets	$ 500,000
Resource Properties	$6,000,000
Total Assets	$6,500,000
Total Liabilities and Shareholders Equity	$6,500,000

SPECTRUMGOLD PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma financial information as at December 31, 2002 and should be considered in conjunction with the more complete information contained in the pro forma financial statements of SpectrumGold attached as Schedule "I" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

Current Assets	$1,000,000
Resource Properties	$2,000,000
Total Assets	$3,000,000
Total Liabilities and Shareholders Equity	$3,000,000

MERGECO PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma financial information as at December 31, 2002 and should be considered in conjunction with the more complete information contained in the pro forma financial statements of Mergeco attached as Schedule "G" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars.

Current Assets	$55,476
Appropriated and Restricted Cash	18,119
Investments and Bridge Loans	17,671
Resource Assets	4,196
Other	1,339
Total Assets	$96,801
Current Liabilities	$6,916
Provision for Reclamation Costs	13,645
Shareholders Equity	76,240
Total Liabilities and Shareholders' Equity	$96,801

INCOME TAX CONSIDERATIONS

A summary of the principal Canadian and United States federal income tax consequences of the proposed Arrangement is included under "Canadian Federal Income Tax Considerations" and "U.S. Tax Consequences" in the Information Circular. **Holders of Viceroy, Quest, Avatar and Arapaho securities should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.**

SECURITIES LAWS INFORMATION FOR CANADIAN SECURITYHOLDERS

Provinces And Territories (Except Quebec)

The issuance of Mergeco Securities and, if applicable the issuance of SpinOutCos Shares to Viceroy Shareholders, pursuant to the Arrangement will constitute distributions of securities which are exempt from the registration and prospectus requirements of Canadian securities legislation (except Quebec - see "Quebec" below). The Mergeco Shares and SpinOutCos Shares may be resold in each of the provinces and territories of Canada, except Quebec, without significant restriction, provided the issuer has been a reporting issuer for more than 12 months (Mergeco will be, and the SpinOutCos will be deemed to have been, reporting in British Columbia for more than 12 months), the holder is not a 'control person' as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

Quebec

An application will be made forthwith after the date of this Information Circular, as previously described under "Exemptions", for an order under section 50 of the *Securities Act* (Québec) for an exemption from registration, prospectus and resale requirements in connection with the distributions of Mergeco Shares and SpinOutCos Shares to Quebec Shareholders. If such decision is granted by the QSC, Quebec Shareholders are expected to have no restrictions on the resale of the Mergeco Shares and SpinOutCos Shares.

There is currently no market through which the SpinOutCos Shares may be sold and, unless the SpinOutCos Shares are listed on a stock exchange, Viceroy Shareholders may not be able to resell the SpinOutCos Shares. There can be no assurance that the SpinOutCos will be listed on a stock exchange. There may also be restrictions placed on resale of the SpinOutCos Shares by any stock exchanges upon which the SpinOutCos Shares are listed. Resales of any such securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers. Each holder is urged to consult such holder's professional advisers to determine the conditions and restrictions applicable to trades in the said Shares.

The Mergeco Shares issued with respect to the acquisition of Arapaho-Sub pursuant to the Arrangement will be issued to Arapaho as the holder of Arapaho-Sub Shares. Arapaho Shareholders will not receive any Mergeco Shares pursuant to the Arrangement.

See "Securities Laws Considerations – Canadian Securities Laws and Resale of Securities" in the Information Circular.

SECURITIES LAWS INFORMATION FOR UNITED STATES SECURITYHOLDERS

The Mergeco Securities to be issued to Viceroy Securityholders, Quest Securityholders, Avatar Securityholders and, if appropriate, the ViceroyEx Shares and SpectrumGold Shares to be issued to Viceroy Shareholders pursuant to the Arrangement will not be registered under the provisions of the U.S. Securities Act and will be distributed in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of the Mergeco Securities and, if appropriate, the ViceroyEx Shares and the SpectrumGold Shares issued pursuant to the Arrangement is an "affiliate" of Mergeco, or a

SpinOutCo, as the case may be, after the Arrangement or was an "affiliate" of Viceroy, Quest or Avatar prior to the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders of the issuer.

The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements of Viceroy, Quest, Avatar and Arapaho-Sub and the pro forma statements of Mergeco and the SpinOutCos included in this Information Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that the majority of officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Arrangement and such persons may be located outside the United States.

See "Securities Laws Considerations – U.S. Securities Laws and Resale of Securities" in the Information Circular.

THE MERGECO SECURITIES TO BE ISSUED TO THE VICEROY SECURITYHOLDERS, QUEST SECURITYHOLDERS AND AVATAR SECURITYHOLDERS AND, IF APPROPRIATE, VICEROYEX SHARES AND SPECTRUMGOLD SHARES TO BE ISSUED TO THE VICEROY SHAREHOLDERS PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

RISK FACTORS

The securities of Mergeco, Viceroy, Quest, Avatar, Arapaho, ViceroyEx and SpectrumGold should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Viceroy Shareholders, Quest Shareholders, Avatar Shareholders and Arapaho Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them at the Meetings under this Information Circular.

There are risk factors associated with the transaction including (i) the relative stock prices of the Companies may vary from the prices at the time the Exchange Ratios were determined and may impact the value of the consideration received by shareholders on completion of the Arrangement; (ii) the transactions may give rise to significant adverse tax consequences to shareholders of Viceroy, Quest or Avatar and each shareholder is urged to consult his or her own tax advisor; (iii) uncertainty as to whether the Arrangement will have a positive impact on the Companies involved in the transactions; (iv) the completion of the Arrangement and issuances of Mergeco Shares will dilute the interests of shareholders; (v) the Break Fee may discourage competing proposals; and (vi) there is currently no market through which SpinOutCos Shares may be sold and holders of SpinOutCos Shares may not be able to resell SpinOutCos Shares received pursuant to the Arrangement.

There are additional risks associated with the proposed business of Mergeco as disclosed under "Forward Looking Statements" below.

See "The Arrangement – Risk Factors", "Canadian Federal Income Tax Considerations", "U.S. Tax Consequences", "Viceroy Resource Corporation – Risk Factors", "Quest Investment Corporation – Risk Factors", "Avatar Petroleum Inc. – Risk Factors", "Arapaho Capital Corp. – Risk Factors" and "Mergeco – Risk Factors". See also "Viceroy Exploration Ltd. – Risk Factors" and "SpectrumGold Inc. – Risk Factors".

FORWARD LOOKING STATEMENTS

Statements contained in this Information Circular that are not historical facts are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, risks and uncertainties of Mergeco include (i) the possible adverse performance and absence of marketability of bridge loans and other assets, (ii) the effect of interest rate fluctuations, (iii) the effect of changes in commodity prices, (iv) the possible variation in the composition of the bridge loans and other assets, (v) reliance on the management of Mergeco, (vi) the possible loss of investment, (vii) the potential for conflicts of interest, (viii) risks associated with Mergeco's operational and closure activities at its mining operations; (ix) risks associated with Mergeco's interests in the SpinOutCos which will be carrying on mineral exploration activities; (x) possible changes in legislation, and (xi) other risks identified in this Information Circular in respect of the individual Companies including risks associated with the businesses which those Companies or their subsidiaries operate.

GLOSSARY OF TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

Accumulated Deficit of Mergeco	The amount of the deficit of Mergeco as determined in accordance with applicable GAAP.
Arapaho	Arapaho Capital Corp., a company existing under the Company Act.
Arapaho Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Arapaho Shareholders at the Arapaho Meeting, the full text of which is attached as Schedule "A" to this Information Circular.
Arapaho Meeting	The extraordinary general meeting of Shareholders of Arapaho to be held at 8:00 a.m. (Vancouver time) on Wednesday, June 18, 2003 to consider the Arapaho Arrangement Resolution and any adjournment or postponement thereof.
Arapaho Securityholder	At any time, the holders at that time of Arapaho Shares or other securities of Arapaho.
Arapaho Shareholders	At any time, the holders at that time of Arapaho Shares.
Arapaho Shares	Voting common shares in the capital of Arapaho.
Arapaho-Sub	Quest Management Corp., a wholly-owned subsidiary of Arapaho.
Arrangement	The Arrangement among Viceroy, Quest, Avatar, Arapaho, ViceroyEx, SpectrumGold, Oro Belle and SpectrumGold to be completed pursuant to the provisions of Section 252 of the Company Act on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Arrangement Resolutions.
Arrangement Agreement	The Arrangement Agreement dated as of May 15, 2003 among Viceroy, Quest, Avatar, Arapaho, ViceroyEx, SpectrumGold, Oro Belle and SpectrumGold.
Arrangement Resolutions	Collectively, the Viceroy Arrangement Resolution, Quest Arrangement Resolution, Avatar Arrangement Resolution and Arapaho Arrangement Resolution.
Avatar	Avatar Petroleum Inc., a company existing under the Company Act.
Avatar Annual General Meeting Matters	Collectively, the matters described in items 1 to 4 of Avatar's notice of Meeting.
Avatar Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Avatar Shareholders at the Avatar Meeting, the full text of which is attached as Schedule "A" to this Information Circular.
Avatar Meeting	The annual and extraordinary general meeting of Avatar Shareholders to be held at 9:00 a.m. (Vancouver time) on Wednesday, June 18, 2003 for the purpose of voting on Avatar's Annual General Meeting Matters, the Avatar Arrangement Resolution and any adjournment or postponement thereof.
Avatar Options	Existing options granted by Avatar for the purchase of up to 218,800 Avatar Shares at exercise prices ranging from $0.25 per share to $0.31 per share with expiry dates ranging from September 13, 2004 to August 25, 2005.
Avatar Securityholders	At the relevant time, holders of Avatar Shares, Avatar Options and Avatar Warrants.
Avatar Shareholders	At any time, the holders at that time of Avatar Shares.

Avatar Shares	Voting common shares in the capital of Avatar.
Avatar Warrants	Existing warrants issued by Avatar for the purchase of up to 6,500,000 Avatar Shares at an exercise price of $0.35 per share until December 24, 2004.
BCSC	British Columbia Securities Commission.
Bradstone	Bradstone Equity Partners, Inc., one of the Prior Amalgamating Companies.
Break Fee	The amount(s) payable pursuant to the Arrangement Agreement to each other party thereto by a party who accepts an unsolicited Superior Proposal or who breaches a material obligation, representation or warranty under the Arrangement Agreement.
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
Common Parties	Persons who are directors, or officers or greater than 10% shareholders of more than one of the Companies.
Companies	Collectively, Viceroy, Quest, Avatar and Arapaho or individually a "Company".
Company Act	The *Company Act (*British Columbia*)*, as amended.
Consolidation	The consolidation of Viceroy's existing and authorized capital on a one new for each three old basis, to be conducted, prior to the other alterations of Viceroy's share capital, as a condition of and prior to the closing of the Arrangement.
Court	The Supreme Court of British Columbia.
Depositary	Computershare Trust Company of Canada, located at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.
Effective Date	The date on which the Final Order and such other documents as are required by the Registrar are accepted for filing under the Company Act.
Exchange Act	*United States Securities Exchange Act* of 1934, as amended.
Exchange Ratios	Means the following ratios upon which shares of Viceroy, Quest, Avatar and Arapaho-Sub will be exchanged for Mergeco Shares and SpinOutCos Shares, as applicable, subject to the terms of the Plan of Arrangement: (a) holders of Viceroy Shares will receive one (1) Mergeco Class A Share for every three (3) Viceroy Shares (pre-Consolidation), (b) holders of Viceroy Shares will receive one (1) ViceroyEx Share for every ten (10) Viceroy Shares (pre-Consolidation) and one (1) SpectrumGold Share for each thirty (30) Viceroy Shares (pre-Consolidation) held; (c) holders of Quest Class A Shares will receive 1.0514 Mergeco Class A Shares for each one (1) Quest Class A Share held; (d) holders of Quest Class B Shares will receive 1.0514 Mergeco Class B Shares for each one (1) Quest Class B Share held; (e) holders of Avatar Shares will receive 0.2825 Mergeco Class A Share for each one (1) Avatar Share held; and (f) Arapaho, as the sole holder of all of the issued Arapaho-Sub Shares, will receive 863,857 Mergeco Class A Shares in exchange for its Arapaho-Sub Shares.
Exemption Orders	The order issued by the BCSC under the Company Act on May 9, 2003 in the form as attached to the Information Circular as Schedule "N"; and the decision issued on May 14, 2003 by the local securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick and in the Northwest Territories under National Instrument 54-101 in

	the form as attached to the Information Circular as Schedule "O".
Final Order	The final order to be made by the Court approving the Arrangement.
Financial Advisors	Ross Glanville, B.A. Sc., P. Eng., MBA, CGA, CAMV, the financial advisor in respect of Viceroy; Stephen W. Semeniuk, B. Com., MBA, CFA, the financial advisor in respect of Quest and Arapaho; and Stirling Mercantile Corp., the financial advisor in respect of Avatar.
Former Share Certificates	Share certificates representing Viceroy Shares, Quest Class A Shares, Quest Class B Shares and Avatar Shares.
Future Placements Resolutions	The Ordinary Resolution to be voted on, with or without variation, by the Viceroy Shareholders at the Viceroy Meeting authorizing the issuance by Viceroy, in one or more further private placements that may be negotiated during the twelve month period commencing June 18, 2003, additional shares to a maximum of 100% of the Mergeco Shares outstanding (post-Consolidation, post-Arrangement and post Private Placement). If the Arrangement does not complete, the approval will be for a maximum of 100% of the Viceroy Shares outstanding as of the date of the Viceroy Meeting. The full text of the Resolution is included in Schedule "B" to the Information Circular
GAAP	Generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.
Glenex	Glenex Industries Inc., one of the Prior Amalgamating Companies.
Information Circular	This Information Circular to be available to the Viceroy Shareholders and Quest Shareholders on **www.viceroyresource.com**, **www.questinvestcorp.com** and **www.sedar.com** and to be sent to Avatar Shareholders and Arapaho Shareholders in connection with the Meetings.
Interim Order	The interim order of the Court dated May 9, 2003 pursuant to Section 252 of the Company Act, provided for, among other things, the calling of the Meetings.
Meetings	Collectively, the Viceroy Meeting, Quest Meeting, Avatar Meeting and Arapaho Meeting.
Mergeco	Viceroy Resource Corporation following the completion of the Arrangement, to be renamed Quest Capital Corp. or such other name as may be authorized.
Mergeco Class A Shares	Class A subordinate voting common shares without par value in the capital of Mergeco to be created pursuant to the Arrangement by redesignating the Viceroy Shares (post-consolidation), each Mergeco Class A Share entitling the holder to one vote per Mergeco Class A Share held.
Mergeco Class B Shares	Class B variable, multiple voting common shares in the capital of Mergeco to be created pursuant to the Arrangement, each Mergeco Class B Share entitling the holder to a minimum of one vote per Mergeco Class B Share and up to a maximum of five votes per Mergeco Class B Share held, as described under "Mergeco - Authorized and Issued Share Capital".
Mergeco Options	Options for the purchase of Mergeco Class A Shares, to be exchanged for existing Viceroy Options, Quest Options and Avatar Options, pursuant to the Arrangement.
Mergeco Securities	Collectively, Mergeco Shares, Mergeco Warrants and Mergeco Options.
Mergeco Securityholders	At the relevant time, holders of Mergeco Shares, Mergeco Warrants and Mergeco Options.

Mergeco Shares	Collectively, Mergeco Class A Shares and Mergeco Class B Shares.
Mergeco Warrants	Warrants for the purchase of Mergeco Class A Shares, to be exchanged for existing Viceroy Warrants, Quest Warrants and Avatar Warrants, pursuant to the Arrangement.
NASDAQ	The National Association of Securities Dealers Automated Quotation System, commonly known as the "NASDAQ Stock Market".
Ordinary Resolution	A resolution required to be approved by greater than one half (1/2) of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Meeting for which the appropriate notice has been given.
Oro Belle	Oro Belle Resources Corporation, a wholly owned subsidiary of Viceroy.
OTCBB	The Over the Counter Bulletin Board operated by the National Association of Securities Dealers.
Peruvian	Peruvian Gold Limited, one of the Prior Amalgamating Companies.
Plan of Arrangement	The plan of Arrangement attached as Schedule "J" hereto, and any amendment thereto agreed to by the directors of each of the Companies, Subcos and SpinOutCos.
PP Unit	A unit of Mergeco, consisting of one Mergeco Class A Share and one PP Warrant, to be offered at a price of $1.20 per unit ($0.40 pre-Consolidation), pursuant to the Private Placement.
PP Warrant	A share purchase warrant of Mergeco entitling the holder to purchase one additional Mergeco Class A Share for a period of five years at the price of $1.50, subject to a reduction in the exercise period to 20 business days if the closing price of Mergeco Class A Shares on the TSX for a period of 20 consecutive trading days commencing after December 31, 2003 is at or above $2.25 per Mergeco Class A Share ($0.75 pre-Consolidation).
Prior Amalgamating Companies	Bradstone, Peruvian, Glenex and Stockscape, which amalgamated to form Quest pursuant to the Prior Arrangement.
Private Placement	The private placement of up to 8,333,333 PP Units (25,000,000 pre-Consolidation) of Mergeco to raise up to $10,000,000 to be completed immediately following the Arrangement.
Private Placement Resolution	The Ordinary Resolution approving the Private Placement to be voted on, with or without variation, by the Viceroy Shareholders at the Viceroy Meeting, the full text of which is included in Schedule "B" to the Information Circular.
Prior Arrangement	The amalgamation, by way of plan of arrangement of the Prior Amalgamating Companies to form Quest, completed on July 4, 2002.
Prior Circular	The Joint Information Circular dated May 17, 2002 which was prepared in connection with the Prior Arrangement and filed on SEDAR under the profiles of each of the Prior Amalgamating Companies.
QSC	Quebec Securities Commission (Commission des valeurs mobilières du Québec).
Quest	Quest Investment Corporation, a company amalgamated under the Company Act pursuant to the Prior Arrangement.
Quest Annual General Meeting Matters	Collectively, the matters described in items 1 to 4 of Quest's notice of Meeting.
Quest Arrangement	The Special Resolution approving the Arrangement to be voted on, with or without

Resolution	variation, by the Quest Shareholders at the Quest Meeting, the full text of which is attached as Schedule "A" to this Information Circular.
Quest Class A Shares	Class A subordinate voting common shares in the capital of Quest, each Quest Class A Share entitling the holder to one vote per Quest Class A Share held.
Quest Class B Shares	Class B multiple voting common shares in the capital of Quest, each Quest Class B Share entitling the holder to five votes per Quest Class B Share held.
Quest Meeting	The annual and extraordinary general meeting of Quest Shareholders to be held at 10:00 a.m. (Vancouver time) on Wednesday, June 18, 2003 for the purpose of voting on the Quest Annual General Meeting Matters, the Quest Arrangement Resolution and any adjournment or postponement thereof.
Quest Options	Existing options granted by Quest for the purchase of up to 116,577 Quest Class A Shares at an exercise price of $0.77 per share with an expiry date of April 12, 2004.
Quest Securityholders	At the relevant time, holders of Quest Shares, Quest Options and Quest Warrants.
Quest Shareholders	At any time, the holders at that time of Quest Class A Shares or Quest Class B Shares.
Quest Warrants	Existing warrants issued by Quest for the purchase of up to 96,649 Quest Class A Shares at an exercise price of $2.07 per share with an expiry date of June 30, 2003.
Record Date	May 13, 2003, being the date determined by each of the Companies for determining Viceroy Shareholders, Quest Shareholders, Avatar Shareholders and Arapaho Shareholders entitled to receive notice of and vote at the Meetings.
Registered Holder	A shareholder of record of Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares, as the case may be.
Registrar	The British Columbia Registrar of Companies appointed under Section 320 of the Company Act.
SEC	United States Securities and Exchange Commission.
Securities Acts	The Securities Acts or the equivalent securities legislation of each of the provinces of Canada, as amended.
Securities Legislation	The Securities Acts and the equivalent securities legislation of the territories of Canada, and the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX and the TSX Venture.
SEDAR	System for Electronic Document Analysis and Retrieval.
Shareholder	A member of Viceroy, Quest, Avatar or Arapaho.
Small Lot	Less than 100 Mergeco Class A Shares, 100 Mergeco Class B Shares, 500 ViceroyEx Shares or 500 SpectrumGold Shares, as the case may be.
Small Lot Shareholder	A Shareholder who, based on his holdings of Viceroy Shares, Quest Class A Shares, Quest Class B Shares or Avatar Shares on the Effective Date, would receive a Small Lot of Mergeco Class A Shares, Mergeco Class B Shares, ViceroyEx Shares or SpectrumGold Shares, as the case may be, if the Shareholder's said Shares were exchanged pursuant to the Arrangement.

Special Resolution	A resolution required to be approved by not less than three quarters (3/4) of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Meeting for which the appropriate notice has been given.
SpectrumGold	SpectrumGold Inc, a British Columbia company, incorporated for the purpose of the Arrangement.
SpectrumSub	650399 B.C. Ltd., a British Columbia company.
SpectrumGold Property	The North American mineral exploration properties to be transferred indirectly to SpectrumGold as part of the Arrangement
SpectrumGold Shares	Voting common shares in the capital of SpectrumGold.
SpinOutCos	Collectively, ViceroyEx and SpectrumGold or individually one of the SpinOutCos.
Stockscape	Stockscape.com Technologies Inc., one of the Prior Amalgamating Companies.
Subcos	Collectively, Oro Belle and SpectrumSub or individually one of the Subcos.
Summary Circular	A summary of this Information Circular prepared for the Shareholders of Viceroy and Quest pursuant to the terms of the Exemption Orders.
Superior Proposal	An unsolicited bona fide offer regarding a merger, takeover bid, sale of substantially all assets or similar fundamental transaction involving a party which the board of directors of that party considers, in good faith, to be clearly superior to the terms of the Arrangement and must be recommended to the party's shareholders in order that the board of directors may discharge its fiduciary obligations. Any good faith determination by the board of directors of a Superior Proposal shall only be made after consultation with qualified financial advisors and receipt by the board of directors of the party of an opinion of outside counsel or advice of outside counsel that is reflected in the minutes of the board of directors of the party to the effect that the failure to entertain and negotiate such a Superior Proposal or to furnish information concerning the party to a third party in connection therewith would be likely, in the particular circumstances, to result in a finding that the directors had breached their fiduciary duties under applicable law.
Termination Date	July 17, 2003, unless extended by agreement of the parties to the Arrangement Agreement.
TSX	The Toronto Stock Exchange.
TSX Venture	TSX Venture Exchange.
U.S. Securities Act	The United States *Securities Act of 1933*, as amended.
Viceroy	Viceroy Resource Corporation, a company existing under the Company Act.
Viceroy Annual General Meeting Matters	Collectively, the matters described in items 1 to 4 of Viceroy's notice of Meeting.
Viceroy Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by Viceroy Shareholders at the Viceroy Meeting, the full text of which is attached as Schedule "A" to this Information Circular.
ViceroyEx	Viceroy Exploration Ltd., a wholly owned subsidiary of Viceroy incorporated for the purpose of this Arrangement.
ViceroyEx Property	The Argentine mineral exploration properties of Viceroy to be transferred indirectly to ViceroyEx as part of the Arrangement

ViceroyEx Shares	Voting common shares in the capital of ViceroyEx.
Viceroy Meeting	The annual and extraordinary general meeting of Viceroy Shareholders to be held at 11:00 a.m. (Vancouver time) on Wednesday, June 18, 2003 for the purpose of voting on the Viceroy Annual General Meeting Matters, the Viceroy Arrangement Resolution, the Viceroy Option Resolution, the Private Placement Resolution, the Future Placements Resolution and any adjournment or postponement thereof.
Viceroy Option Resolution	The Ordinary Resolution approving the Viceroy 2003 Plan, to be voted on, with or without variation, at the Viceroy Meeting, the full text of which resolution is included in Schedule "B" to the Information Circular.
Viceroy Options	Existing options granted by Viceroy for the purchase of up to 2,705,002 Viceroy Shares at exercise prices ranging from $0.10 to $2.75 per share with expiry dates ranging from June 1, 2003 to October 22, 2007.
Viceroy Preferred Shares	Preferred shares without par value in the capital of Viceroy.
Viceroy Securityholders	At the relevant time, holders of Viceroy Shares, Viceroy Options and Viceroy Warrants.
Viceroy Shares	Voting common shares in the capital of Viceroy, presently existing and existing up to the completion of the Arrangement.
Viceroy Shareholders	At the relevant time, the holders of Viceroy Shares.
Viceroy 2003 Plan	The new stock option plan of Viceroy, as proposed to be adopted by the Viceroy Shareholders at the Viceroy Meeting.
Viceroy Warrants	Existing warrants issued by Viceroy for the purchase of up to 3,875,000 Viceroy Shares at an exercise price of $0.20 per share until June 13, 2004.

VICEROY RESOURCE CORPORATION
900-570 Granville Street
Vancouver, British Columbia V6C 3P1

QUEST INVESTMENT CORPORATION
300-570 Granville Street
Vancouver, British Columbia V6C 3P1

AVATAR PETROLEUM INC.
1320-925 West Georgia Street
Vancouver, British Columbia V6C 3L2

ARAPAHO CAPITAL CORP.
300-570 Granville Street
Vancouver, British Columbia V6C 3P1

INFORMATION CIRCULAR

(As at April 30, 2003 and in Canadian dollars except as indicated)

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of each of Viceroy, Quest, Avatar and Arapaho for use at the Meetings and any adjournments thereof.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Companies or by agents retained for that purpose. The Companies may, reimburse securityholders, nominees or agents for any costs incurred in obtaining from their principals proper authorization to execute proxies. The Companies may also reimburse brokers and other persons holding shares in their own name or in the names of their nominees for reasonable, direct out-of-pocket expenses incurred in sending proxies and proxy materials to the beneficial owners thereof to obtain their proxies. All costs of all solicitations on behalf of management of the Companies will be borne by the respective Companies.

At the Viceroy Meeting, Viceroy Shareholders will be asked to pass, as described under "Viceroy Annual General Meeting and Other Matters, the (1) Viceroy Annual General Meeting Matters; (2) the Viceroy Option Resolution approving the Viceroy 2003 Plan; (3) the Private Placement Resolution; (4) the Future Placements Resolution; and, as described under "The Arrangement", (5) the Viceroy Arrangement Resolution approving the Arrangement.

At the Quest Meeting, Quest Shareholders will be asked to pass the Quest Annual General Meeting Matters as described under "Quest Annual General Meeting and Other Matters" and the Quest Arrangement Resolution approving the Arrangement as described under "The Arrangement".

At the Avatar Meeting, Avatar Shareholders will be asked to pass the Avatar Annual General Meeting Matters as described under "Avatar Annual General Meeting and Other Matters" and the Avatar Arrangement Resolution approving the Arrangement as described under "The Arrangement".

At the Arapaho Meeting, Arapaho Shareholders will be asked to pass the Arapaho Arrangement Resolution approving the Arrangement as described under "The Arrangement".

The Companies have each set May 13, 2003 as the Record Date for determining Shareholders of the respective Companies entitled to vote at the Meetings.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy for each of the Companies will constitute the persons named in the enclosed form of proxy as the Shareholder's proxyholder. The persons whose names are printed in the enclosed forms of proxy for the applicable Meetings are directors or officers of the respective Companies (collectively, the "**Management Proxyholders**").

A Shareholder has the right to appoint a person other than the Management Proxyholders, to represent the Shareholder at the applicable Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder of the applicable Company.

VOTING BY PROXY

Viceroy Shares, Quest Shares, Avatar Shares and Arapaho Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter where a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meetings) in accordance with the instructions of the Shareholder.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the Annual General Meeting Matters of each of Viceroy, Quest and Avatar; the Viceroy Option Resolution, the Private Placement Resolution and the Future Placements Resolution in the case of Viceroy, and the Arrangement Resolutions in the case of each Company.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the relevant Meeting and with respect to other matters which may properly come before the Meetings. At the date of this Information Circular, management of the Companies know of no such amendments, variations or other matters to come before the respective Meetings.

COMPLETION AND RETURN OF PROXY

Each proxy must be dated and signed by the Intermediary (see "Non Registered Holders" below) acting on behalf of a Shareholder or by the Shareholder or his/her attorney authorized in writing. In the case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of the Viceroy proxies must be returned by mail or delivery to Computershare Trust Company of Canada, 510 Burrard Street, Attention: Proxy Department, Vancouver, British Columbia, V6C 3B9 or by facsimile to (604) 683-3694. Completed forms of Quest, Avatar and Arapaho proxies must be returned by mail or delivery to Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by facsimile to 1-866-249-7775 within North America or (416) 263-9524 outside of North America. All proxies must be returned not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the relevant Meeting, unless the chairman of the relevant Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered Viceroy Shareholders, Quest Shareholders, Avatar Shareholders and Arapaho Shareholders or duly appointed proxyholders are permitted to vote at the Meetings.

Many Shareholders of Viceroy, Quest, Avatar and Arapaho are "non-registered" Shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either in the name of: (a) an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of said shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) a clearing agency (such as the Canadian Depository for Securities Limited (the "**CDS**") of which the Intermediary is a participant.

The Companies have distributed copies of the applicable notice of Meeting, the Summary Circular in the case of Viceroy and Quest and the Information Circular in the case of Avatar and Arapaho, and the applicable proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Electronic access to the Information Circular is available through **www.viceroyresource.com**, **www.questinvestcorp.com** or **www.sedar.com** and a printed copy of this Information Circular is available to registered shareholders of Viceroy, free of charge, by requesting same from 1-877-688-9780 in Canada and the United States and (604) 688-0780 and Quest, free of charge, by requesting same from 1-800-318-3094 in Canada and the United States and (604) 689-1428 elsewhere.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either be given:

(a) a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to the respective Transfer Agent** as provided above; or

(b) more typically, a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder receive one of the above forms and wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered Viceroy Shareholder, Quest Shareholder, Avatar Shareholder or Arapaho Shareholder who has returned a proxy may revoke it at any time before it has been used. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by his attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of Viceroy, Quest, Avatar or Arapaho, as the case may be, (the details of which are given in the section "Rights of Dissent to the Arrangement") at any time up to and including the last business day preceding the date of the relevant Meeting, or any adjournment thereof, or with the chairman of the relevant Meeting on the day of the Meeting.

RECORD DATE AND VOTING OF SHARES

The Record Date for the determination of the Viceroy Shareholders, Quest Shareholders, Avatar Shareholders and Arapaho Shareholders entitled to receive notice of, attend and vote at the meetings was fixed by the boards of directors for each of the Companies as May 13, 2003. Voting at the Meetings will be by a show of hands, each Shareholder of Viceroy, Quest and Avatar present in person or proxy and in the case of Arapaho, each Shareholder present in person, having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) whereupon each Shareholder present is entitled to one vote for each share held other than holders of Quest Class B Shares who will be entitled to five votes for each Quest Class B Share held.

Viceroy

Viceroy is authorized to issue 215,000,000 shares consisting of 200,000,000 common shares (the Viceroy Shares) and 15,000,000 preferred shares without par value. As at the Record Date, 106,457,245 Viceroy Shares are issued and outstanding. There are no preferred shares issued. The holders of Viceroy Shares are entitled to one vote for each Viceroy Share held. Holders of Viceroy Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Viceroy Meeting.

Quest

Quest is authorized to issue 400,000,000 shares consisting of 100,000,000 First Preferred Shares, 100,000,000 Second Preferred Shares, 100,000,000 Class "A" Subordinate Voting Shares (being the Quest Class A Shares) and 100,000,000 Class "B" Multiple Voting Shares" (being the Quest Class B Shares), in each case without par or nominal value. As at the Record Date, 24,708,529 Quest Class A Shares and 4,067,766 Quest Class B Shares are issued and outstanding. The holders of Quest Class A Shares are entitled to one vote for each Quest Class A Share held. The holders of Quest Class B Shares are entitled to five votes for each Quest Class B Share held. Holders of Quest Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Quest Meeting.

Avatar

Avatar is authorized to issue 100,000,000 common shares without par value (the Avatar Shares). As at the Record Date, 21,282,191 Avatar Shares are issued and outstanding. The holders of Avatar Shares are entitled to one vote for each Avatar Share held. Holders of Avatar Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Avatar Meeting.

Arapaho

Arapaho is authorized to issue 100,000,000 Arapaho Shares. As at the Record Date, 3,000,000 common shares without par value (the Arapaho Shares) are issued and outstanding. The holders of Arapaho Shares are entitled to one vote for each Arapaho Share held. Holders of Arapaho Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Arapaho Meeting.

EXEMPTION ORDERS

Exemption from Mailing Requirements

Because so many Shareholders have access to the Internet and electronic mail, and because the printed version of the Information Circular exceeds 350 pages in length and the mailing would be required to be made to a large number of Viceroy and Quest Shareholders (many of whom hold less than one board lot of Viceroy and Quest), it was considered by Viceroy and Quest that the printing of so many copies of the Information Circular would be wasteful and the applications described below were made. It was determined that Avatar and Arapaho did not have sufficient numbers of shareholders to justify making a similar application on their behalf.

Securities Legislation Exemption Order

Application was made to the British Columbia Securities Commission and seven other securities commissions seeking a decision under the National Instrument 54-101 exempting Viceroy and Quest from the requirement to deliver printed copies of the Information Circular to their Shareholders. On May 14, 2003, the said securities commissions made the decision which is attached as Schedule "O" to this Information Circular and which exempts Viceroy and Quest from having to mail the Information Circular, provided that:

1. the Shareholders of Viceroy and Quest be sent printed copies of the respective notice of Meeting, the Summary Circular and form of proxy by mail, with the notice of Meeting stating that the Information Circular is available to them electronically or, by request, in its written form;

2. the Shareholders of Viceroy and Quest have access to the Information Circular through SEDAR, through the website designated in the notice of Meeting or by requesting and receiving from Viceroy or Quest, a printed copy of the Information Circular, free of charge; and

3. the Information Circular that is available electronically to Viceroy and Quest Shareholders be identical to the printed copy.

Corporate Legislation Exemption Order

A concurrent application was made on behalf of Viceroy and Quest to the BCSC pursuant to Section 155 of the Company Act (and British Columbia Policy 45-601) for a discretionary order exempting Viceroy and Quest from the requirement to mail an information circular to their respective Viceroy and Quest Shareholders, in connection with the Arrangement, provided, in both cases, that the full text of the Information Circular is made available electronically to Viceroy and Quest Shareholders and that printed copies of the Information Circular be provided to Viceroy and Quest Shareholders, free of charge, upon request. On May 9, 2003, the BCSC granted the order, a copy of which is attached as Schedule "N" to this Information Circular.

To comply with the above orders and decision, (1) Viceroy and Quest are delivering to their respective Shareholders the applicable notice of Meeting, proxy and the Summary Circular; (2) a complete copy of the Information Circular is available to Viceroy and Quest Shareholders through **www.viceroyresource.com**, **www.questinvestcorp.com**, and through the SEDAR website at **www.sedar.com** and (3) Viceroy Shareholders may receive a printed copy of the Information Circular, free of charge, by requesting same from 1-877-688-9780 within Canada and the United States and (604) 688-9780 elsewhere and Quest Shareholders may receive a printed copy of the Information Circular, free of charge, by requesting same from 1-800-318-3094 within Canada and the United States and (604) 689-1428 elsewhere.

QUEBEC EXEMPTION APPLICATION

Application has been made to the Commission des Valeurs Mobilères du Québec for an order under Section 50 of the *Securities Act* (Québec) granting relief from the registration and prospectus requirements otherwise applicable to the distributions to Québec-residents of securities of Viceroy, Quest, ViceroyEx and SpectrumGold pursuant to the Arrangement and relief from the resale requirements otherwise applicable in respect of such securities. If the exemption is granted, Quebec shareholders will be subject to the same resale requirements as other shareholders. See "Canadian Securities Laws and Resale of Securities".

PRINCIPAL HOLDERS OF VOTING SECURITIES

See "Viceroy Resource Corporation – Principal Holders of Voting Securities", "Quest Investment Corporation - Principal Holders of Voting Securities", "Avatar Petroleum Inc. - Principal Holders of Voting Securities" and "Arapaho Capital Corp. - Principal Holders of Voting Securities".

EXECUTIVE COMPENSATION

See "Viceroy Resource Corporation – Executive Compensation", "Quest Investment Corporation - Executive Compensation", "Avatar Petroleum Inc. - Executive Compensation" and "Arapaho Capital Corp. - Executive Compensation".

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

See "Viceroy Resource Corporation – Indebtedness of Directors, Executive Officers and Senior Officers", "Quest Investment Corporation - Indebtedness of Directors, Executive Officers and Senior Officers", "Avatar Petroleum Inc. - Indebtedness of Directors, Executive Officers and Senior Officers" and "Arapaho Capital Corp. - Indebtedness of Directors, Executive Officers and Senior Officers".

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Companies, any person who has held such a position since the beginning of the last completed financial year of the Companies, any proposed nominee for election as a director of Viceroy, Quest and Avatar nor any associate or affiliate of the foregoing persons, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meetings (other than the election of directors of Viceroy, Quest and Avatar) except those persons who will be directors and senior officers of Mergeco inasmuch as they may be granted options to purchase shares of Mergeco under the Viceroy 2003 Plan, approval of which will be sought at the Viceroy Meeting and may receive compensation for management or consulting services which they may provide in the future to Mergeco. See "Mergeco - Directors and Officers". In addition, certain directors and officers of the Companies have material holdings of securities in one or more of the Companies and may benefit from any increase in the value of securities they will own in Mergeco, the SpinOutCos or Arapaho following completion of the Arrangement. See "Insider Positions and Shareholdings", Viceroy Resource Corporation - Directors and Officers", "Quest Investment Corporation - Directors and Officers", "Avatar Petroleum Inc. - Directors and Officers", "Arapaho Capital Corp. - Directors and Officers", SpectrumGold Inc. - Directors and Officers" and "Viceroy Exploration Ltd. - Directors and Officers" for particular of these securityholders. Certain of the directors and senior officers will hold positions in the SpinOutCos and may be granted options. See "Viceroy Exploration Ltd." and "SpectrumGold Inc." herein for information about their directors and officers.

None of the directors or senior officers of any of the Companies, any proposed nominee for election as a director of a Company, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of a Company nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of each Company's respective last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as disclosed under "Viceroy Resource Corporation – Interest of Management and Others in Material Transactions", "Quest Investment Corporation - Interest of Management and Others in Material Transactions", "Avatar Petroleum Inc. - Interest of Management and Others in Material Transactions" and "Arapaho Capital Corp. - Interest of Management and Others in Material Transactions", "Viceroy Exploration Ltd - Interest of Management and Others in Material Transactions" and "SpectrumGold Inc. - Interest of Management and Others in Material Transactions".

MANAGEMENT CONTRACTS

No management functions of Viceroy, Quest, Avatar or Arapaho are performed to any substantial degree by a person other than their respective directors or senior officers.

VICEROY ANNUAL GENERAL MEETING AND OTHER MATTERS

1. ELECTION OF DIRECTORS

The board of directors of Viceroy presently consists of six directors. It is intended to set the number of directors at ten and to elect ten directors for the ensuing year.

The term of office of each of the present directors expires at the Viceroy Meeting. The persons named below will be presented for election at the Viceroy Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of Viceroy or until his successor is elected or appointed (unless the office is earlier vacated in accordance with the Articles of Viceroy or with the provisions of the Company Act). Messrs. Bayley, Atkinson, Mercaldo, Knowles and Goodman are being nominated in anticipation of the closing of the Arrangement and, in the event that the Arrangement fails to close or terminates, will resign as directors and officers. See also "Mergeco – Directors and Officers".

In the following table and notes thereto are the names of each person proposed to be nominated for election as a director, the municipality in which he is ordinarily resident, all offices of Viceroy now held by him, his principal occupation, the period of time for which he has been a director of Viceroy, and the number of Viceroy Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Municipality of Residence[1]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past Five Years[1]	Previous Service as a Director	Number of Shares[2]
W. David Black[3][4][5] Vancouver, B.C. Director	Partner, DuMoulin Black, Barristers & Solicitors.	1984	80,050 direct 407,150 indirect
Michael H. Halvorson[4][6] Edmonton, Alberta Director	Self-employed financial consultant; President, Halcorp Capital Ltd. since 1980.	1996	226,763 direct 1,159,135 indirect

Name, Position and Municipality of Residence[1]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past Five Years[1]	Previous Service as a Director	Number of Shares[2]
Ronald K. Netolitzky [5][6] Victoria, B.C. President, Chief Executive Officer, Director	Chairman, Viceroy since October 1996 to November 2002; President & Chief Executive Officer, Viceroy since December 31, 2001; President, Keewatin Consultants Inc., April 1988 to present.	1996	4,112,412 direct
A. Murray Sinclair [3][4] Vancouver, B.C. Chairman Director	Chairman and Director, Viceroy since Nov 2002; President & Director, Quest July 2002 to present; President, Quest Ventures Ltd., Dec. 1996 to present; President, Avatar since Jan 2003 and Director 2002 to present; Director, Arapaho 1998 to present; Director, Arapaho-Sub, Jan. 1997 to present.	2002	Nil
Michael Winn [5][6] Laguna Beach, California VP Corporate Development Director	VP Corporate Development since November 2002; President, Terrasearch Inc. (financial consulting company), January 1997 to present.	2002	250,000 indirect
Brian E. Bayley North Vancouver, B.C. Proposed Director	Chief Executive Officer, Director of Quest July 2002 to present; President, CEO & Director, Quest Management Corp., a management consulting company now wholly-owned by Arapaho Capital Corp., a TSX Venture listed company, Dec. 1996 to present; Director, Quest Ventures Ltd., a private merchant banking company, Dec. 1996 to present.	N/A	1,000,000
Edward L. Mercaldo Del Mar, California Proposed Director	Director, Quest July 2002 to present; Financial Consultant and private investor since Aug. 1996.	N/A	487,500
Robert G. Atkinson West Vancouver, B.C. Proposed Director	Co-Vice Chairman & Director, Quest July 2002 to present; formerly President, CEO & Director. Bradstone, a public merchant banking firm, 1997 to July 2002; President, CEO & Director, Peruvian, January 2001 to July 2002; currently, Director, Trimin Capital Corp; Director Trimin Enterprises Ltd., Oct. 1992 to March 1999.	N/A	Nil

Name, Position and Municipality of Residence[1]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past Five Years[1]	Previous Service as a Director	Number of Shares[2]
Henry J. Knowles Collingwood, Ontario Proposed Director	Business and Financial Consultant, 2003; Lawyer, Sheldon Huxtable, 1991 to 2002; Director, former Chairman, Automodular Corporation, 1989 to present; Director, Avatar, Jan. 2003 to present; Director, non-executive Secretary, Cavell Energy Corporation 1994 to present; Director, Dominion Citrus Limited, 2000 to present; Director, Kingsdale Capital Corporation, March 2003 to present; Director, MetalCORP Limited, July 2002 to present; Director, Samuel Manu-Tech Limited, 1985 to present; Director, non-executive Chairman, Wolfden Resources Inc., 1997 to present; Director, The Gore Mutual Insurance Company, Cambridge, 1990 – 2003; and Director, Chairman of the Board, The SunBlush Technologies Corporation, 1993 – 2001.	N/A	Nil
Daniel Goodman Toronto, Ontario Proposed Director	Vice President, Associate Portfolio Manager, Dundee Securities Corporation, Sept. 2001 to present; Branch Manager, Registered Representative, Dundee Private Investors, May 2001 to Sept. 2001; President, CEO, Director, Dundee Private Investors, May 2000 to Sept. 2001; CEO, Vice Chairman, Dundee Insurance Agency, Mar. 2000 to May 2001; President, Secretary, Dundee Private Investors, Feb. 1998 to May 2001.	N/A	Nil

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of Viceroy, has been individually furnished by the respective nominees.

(2) The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of Viceroy, has been individually furnished by the respective nominees. These holding reflect Viceroy Shares prior to the Consolidation.

(3) Member of Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Corporate Governance Committee.

(6) Member of the Environmental Committee.

Corporate Governance Practices

Viceroy's corporate governance practices are designed to ensure that the business and affairs of Viceroy are effectively managed so as to enhance shareholder value. The corporate governance practices of Viceroy are described below:

The board through the Corporate Governance Committee has adopted a board manual which specifically addresses the following items:

1. terms of reference for the Board;

2. terms of reference for each of the Chairman and the Chief Executive Officer;

3. terms of reference for each of the Audit, Corporate Governance, Compensation and Environmental Committees;

4. terms of reference for a director including the authority to review and recommend director nominees;

5. performance evaluation process for each of the Chief Executive Officer and Chairman;

6. Board review process;

7. employee and director code of conduct; and

8. director compensation.

Directors

The role of the directors is to oversee the conduct of Viceroy's business and to direct and supervise management in the day-to-day conduct of the business. The following five specific responsibilities are included as part of the directors' overall "stewardship responsibility":

1. adoption of a strategic planning process;

2. the identification of the principal risks of Viceroy's business and employment of appropriate systems to manage the risks;

3. succession planning, including appointing, training and monitoring senior management;

4. overseeing Viceroy's public communications policies and their implementation, including disclosure of material information, investor relations and shareholder communications; and

5. monitoring and assessing the scope, implementation and integrity of Viceroy's internal information, audit and control systems.

Board Composition

Viceroy's board is currently comprised of six directors, three of whom are unrelated directors, defined in the TSX Corporate Governance Guidelines as an "unrelated director who is independent of management and is free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of Viceroy, other than interests and relationships arising from shareholdings".

Committees of the Board

The Board discharges its responsibilities both directly and through its committees. Currently there are four committees, two of which have a majority of members who are related and two of which have a majority of members who are unrelated. The current committees are as follows:

1. The Audit Committee is comprised of three directors, two of whom are outside directors. The members are Messrs. Black, Matthews and Sinclair. Mr. Matthews will not be continuing as a director of Viceroy. This committee is responsible for reviewing Viceroy's financial reporting procedures, internal controls and the performance of Viceroy's auditors. The committee is also responsible for reviewing quarterly and annual financial statements prior to their approval by the full Board.

2. The Compensation Committee is comprised of three directors, two of whom are outside directors. The members are Messrs. Black, Halvorson and Sinclair. This committee is responsible for setting compensation paid to executive officers and establishing and reviewing incentive plans.

3. The Corporate Governance Committee is comprised of three directors, one of whom is an outside director. The members are Messrs. Black, Netolitzky and Winn. This committee is responsible for monitoring the quality and effectiveness of the governance system and ensuring effective communication and reporting to shareholders.

4. The Environmental Committee is comprised of three directors, one of whom is an outside director. The members are Messrs. Halvorson, Netolitzky and Winn.

Shareholder Communication

Management is available to shareholders to respond to questions and concerns on a prompt basis. The board believes that its communications with shareholders and others interested in Viceroy are responsive and effective.

2. APPOINTMENT OF VICEROY AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Viceroy and to authorize the directors to fix their remuneration.

3. APPROVAL OF VICEROY OPTION RESOLUTION

Viceroy has a current stock option plan which permits the board of directors to grant options to officers, directors and employees of Viceroy and its subsidiaries and persons performing special technical services to Viceroy and its subsidiaries. The current stock option plan permits the board of directors to grant options for the purchase of Viceroy Shares for a term of up to five years. The number of Viceroy Shares issuable pursuant to options is determined in the discretion of the board of directors provided that the aggregate number of shares subject to options may not exceed 8,600,000 shares and the aggregate number issued to any one person may not exceed 5% of the issued and outstanding Viceroy Shares. The option price is determined by the board of directors and the option price may not be less than the closing price of Viceroy Shares on TSX on the trading day immediately preceding the date of grant. The options are not assignable or transferable and terminate one year after the termination of employment, office or directorship. In the event of death, the options are fully exercisable by the optionee's heirs at any time up to one year from the date of death.

As part of the Arrangement, the common share capital of Viceroy will be consolidated on a one for three basis and will be redesignated as Mergeco Class A Shares. The consolidation will reduce the aggregate number of Viceroy Shares subject to option under the current stock option plan from 8,600,000 to 2,866,666. Upon completion of the issuances of Mergeco Class A Shares pursuant to the Arrangement and the Private Placement, 76,528,560 Mergeco Class A Shares will be issued and outstanding (assuming for this purpose there is no change in the outstanding capital of Viceroy, Quest and Avatar prior to the date of the Meetings). Viceroy wishes to adopt a new stock option plan, being the Viceroy 2003 Plan.

The Board of Directors of Viceroy has established the Viceroy 2003 Plan as a new incentive stock option plan. The purpose of the Viceroy 2003 Plan is to attract and motivate directors, officers, employees of and service providers to Viceroy and its subsidiaries (collectively the "**Optionees**") and thereby advance Viceroy's interests by affording such persons with an opportunity to acquire an equity interest in Viceroy through the stock options. The Viceroy 2003 Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each option is determined by the Board of Directors provided that the Viceroy 2003 Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

(a) the number of shares (which will be Mergeco Class A Shares following completion of the Arrangement and Private Placement and are therefore referred to as Mergeco Class A Shares herein) reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue, or

(b) the issuance, within a one year period, to insiders of Viceroy of a number of Mergeco Class A Shares exceeding 10% of the outstanding issue or to any one insider of a number exceeding 5% of the outstanding issue. The outstanding issue is determined on the basis of the number of Mergeco Class A Shares outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

2. The aggregate number of Mergeco Class A Shares which may be issued pursuant to options granted under the Viceroy 2003 Plan, unless otherwise approved by shareholders, may not exceed 10% of the issued and outstanding Mergeco Class A Shares as at the date of the completion of the Arrangement and the Private Placement provided that, if the Arrangement does not complete, the maximum number of shares which may be issued under the Viceroy 2003 Plan may not exceed 10% of the issued capital as of the Meeting Date. Based on the issued capital as of April 30 and without taking into account any exercises of outstanding stock options and warrants prior to the effective date of the Plan, an aggregate of 7,652,856 Mergeco Class A Shares would be issuable under the Viceroy 2003 Plan if the Arrangement and Private Placement complete and 10,620,724 Viceroy Shares would be issuable if the Arrangement and Private Placement do not complete.

3. The exercise price of an option may not be set at less than the closing price on the TSX on the trading day immediately preceding the date of grant of the option.

4. The options may be exercisable for a period of up to 10 years and are non-assignable, except in certain circumstances.

5. The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or consultant to Viceroy or its subsidiaries or within a period of not more than 90 days after ceasing to be a director, officer, employee or consultant or, if the Optionee dies, within one year from the date of the Optionee's death.

6. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

If shareholder approval for the Viceroy 2003 Plan is obtained, any options granted or amendments made to options previously granted pursuant to the Viceroy's existing stock option plan will not require further shareholder approval although notice of new options granted under the Viceroy 2003 Plan must be given to the TSX. Any future amendments to the Viceroy 2003 Plan must be approved by the TSX and, if necessary, by the Viceroy Shareholders prior to becoming effective.

The affirmative vote of the holders of a majority of the outstanding Viceroy Shares entitled to vote and represented in person or by proxy is required for the approval of the Viceroy 2003 Plan.

Viceroy Shareholders will be asked at the Viceroy Meeting to consider, and if thought fit, approve with or without variation, the Viceroy Option Resolution set out in Schedule "B".

It is expected that, if the Viceroy Option Resolution is approved and the Arrangement is completed, the Board of Directors of Viceroy will in due course grant options under the Viceroy 2003 Plan as the Board deems fit in light of the overall compensation program and the relative efforts and contributions of the eligible participants under the Viceroy 2003 Plan.

4. APPROVAL OF PRIVATE PLACEMENT

Viceroy has arranged the Private Placement to raise financing of up to $10,000,000 for Mergeco following completion of the Arrangement. The Private Placement will consist of 8,333,333 (25,000,000 pre-Consolidation) PP Units at a price of $1.20 per PP Unit ($0.40 pre-Consolidation). Each PP Unit will be comprised of one Mergeco Class A Share and one PP Warrant. Each PP Warrant is exercisable for five years after the date of issue at an exercise price of $1.50 per Mergeco Class A Share ($0.50 pre-Consolidation), subject to a reduction in the exercise period to 20 business days if the closing price of Mergeco Class A Shares on the TSX for a period of 20 consecutive trading days commencing after December 31, 2003 is at or above $2.25 per Mergeco Class A Share ($0.75 pre-Consolidation).

The Private Placement is integral to provide additional financing for Mergeco. Completion of the Private Placement is subject to approval of the TSX, approval of Viceroy Shareholders at the Viceroy Meeting and conclusion of the Arrangement. Pursuant to securities legislation, the securities acquired pursuant to the Private Placement will be subject to a four month hold period from the date of issuance which is expected to be immediately subsequent to the closing of the Arrangement.

The only placees participating in the Private Placement who are not at arm's length to Viceroy are Exploration Capital Partners 2000 Limited Partnership (the "**Limited Partnership**") and Richards (Rick) Rule, through a family trust, who collectively own or control in excess of 10% of the issued shares of Viceroy. As of April 30, 2003, the Limited Partnership and Rick Rule collectively owned or controlled 14,710,000 Viceroy Shares together with additional shares of Quest and Avatar which would, upon the completion of the Arrangement (without any of the intended sales of Viceroy Shares and Quest Class A Shares described below and without any of intended purchases of PP Units pursuant to the Private Placement), result in the Limited Partnership and Rick Rule collectively owning or controlling 9,170,135 Mergeco Class A Shares and 898,842 Mergeco Class B Shares. See also "The Arrangement - Insider Positions and Shareholdings".

The Limited Partnership is a Nevada limited partnership. The general partner of the Limited Partnership is Resource Capital Investment Corporation ("**Resource Capital**"). Richards (Rick) Rule is the President and director of Resource Capital and owns, indirectly through a family trust, 90% of the shares of Resource Capital. The Limited Partnership intends to sell 4,705,000 Viceroy Shares and 631,556 Quest Class A Shares and subsequently purchase 2,200,000 PP Units (6,600,000 on a pre-Consolidation basis) through the Private Placement. Rick Rule, through the family trust, intends to sell 895,000 Quest Class A Shares and subsequently purchase 895,000 PP Units (2,685,000 on a pre-Consolidation basis) through the Private Placement. As a result of these transactions, the Limited Partnership and Rick Rule will own or control, upon exchanging their Viceroy Shares, Quest Shares and Avatar Shares pursuant to the Arrangement and upon purchasing the PP Units pursuant to the Private Placement, 9,201,115 Mergeco Class A Shares and 898,842 Mergeco Class B Shares, which is approximately the same number of Mergeco Shares as they would have received under the Arrangement (without having made any of the intended sales of Viceroy Shares and Quest Class A Shares described above and without having made any of the intended purchases of PP Units pursuant to the Private Placement). However, they will own or control 3,095,000 PP Warrants as part of the PP Units.

The TSX has conditionally accepted notice of the Private Placement subject to, among other things, the approval of the Viceroy Shareholders. The affirmative vote of the holders of a majority of the outstanding Viceroy Shares entitled to vote and represented in person or by proxy is required for the approval of the Private Placement Resolution which may be required by the TSX to exclude the votes of the participating insiders. Viceroy Shareholders will be asked at the Viceroy Meeting, to consider, and if thought fit, approve with or without variation, the Private Placement Resolution set out in Schedule "B".

The directors of Viceroy believe the passing of the Private Placement Resolution is in the best interests of Viceroy and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the TSX may not approve the Private Placement.

5. APPROVAL OF FUTURE PLACEMENTS RESOLUTION

Viceroy from time to time investigates opportunities to raise financing or enter into transactions on advantageous terms. It may undertake one or more financings or enter into transactions over the next year and anticipates some of them to be structured as private placements.

Under TSX rules the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (collectively called the "**25% Rule**"), unless there has been shareholder approval of such transactions.

The application of the 25% Rule may restrict the availability to the type of transactions which Viceroy may wish to enter into or funds which Viceroy may wish to raise in the future by private placement of its securities.

In particular, management of Viceroy considers it to be in the best interest of Viceroy to solicit private placement funds for its merchant banking business or enter into transactions which may result in the issuance of shares of Viceroy. The TSE has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

Viceroy's issued and outstanding share capital is currently 106,207,245 Viceroy Shares. If the Arrangement (which includes the Consolidation) and Private Placement complete, and if no outstanding convertible securities of Viceroy, Quest and Avatar were exercised prior to the date of the completion of the Arrangement and the Private Placement, Mergeco would have approximately 80,805,410 issued and outstanding Class A Shares and Class B Shares. Viceroy proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on June 18, 2003 would not exceed 100% of (1) Mergeco's issued and outstanding share capital immediately following the completion of the Arrangement and the Private Placement; or (2) Viceroy's issued and outstanding share capital as of the date of the Viceroy Meeting if the Arrangement does not complete.

Any private placement proceeded by Viceroy under the advance approval being sought at the Viceroy Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to Viceroy ;

(b) it cannot materially affect control of Viceroy ;

(c) it must be completed with a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "**Market Price**"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

The TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that Viceroy may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Viceroy Shares (being Mergeco Class A Shares and Mergeco Class B Shares if the Arrangement is completed), taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the 25% Rule, Viceroy requests its shareholders to pass the Future Placements Resolution set out in Schedule "B".

The directors of Viceroy believe the passing of the above resolution is in the best interests of Viceroy and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the TSX may not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the 25% Rule, without specific shareholder approval. Such restriction could impede Viceroy entering into certain transactions or Viceroy's timely access to required funds on favourable terms.

QUEST ANNUAL GENERAL MEETING AND OTHER MATTERS

If the Arrangement closes, the directors elected below will resign. Pursuant to the Arrangement, upon completion of the share exchanges, the whole of the undertaking and of the property and liabilities of Quest will be transferred to Viceroy and Quest will be dissolved without winding up. See "Mergeco" for a description of the directors of Mergeco.

ELECTION OF DIRECTORS

The board of directors of Quest presently consists of seven directors. It is intended to set the number of directors at seven and to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Quest Meeting. The persons named below will be presented for election at the Quest Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the earlier of the closing of the Arrangement, the next annual general meeting of Quest or until his successor is elected or appointed (unless the office is earlier vacated in accordance with the Articles of Quest or with the provisions of the Company Act).

In the following table and notes thereto are the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of Quest now held by him, his principal occupation, the period of time for which he has been a director of

Quest, and the number of Quest Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Municipality of Residence[1]	**Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past Five Years**[1]	**Previous Service as a Director**[2]	**Number of Shares**[3]
Brian E. Bayley North Vancouver, B.C. Chief Executive Officer, Director	Chief Executive Officer and Director Quest July 2002 to present; President, CEO & Director, Quest Management Corp., a management consulting company, wholly-owned by Arapaho Capital Corp., a TSX Venture listed company, Dec. 1996 to present; Director, Quest Ventures Ltd., a private merchant banking company, Dec. 1996 to present.	July 4, 2002	614,185 Class A directly and 116,577 Class A indirectly 290,000 Class B
A. Murray Sinclair Vancouver, B.C. President & Director	President & Director, Quest, July 2002 to present; President, Quest Ventures Ltd., Dec. 1996 to present; Chairman and Director, Viceroy, since Nov. 2002; President, Avatar since Jan. 2003 and Director, 2002 to present; Director, Arapaho, 1998 to present; Director, Arapaho-Sub, Jan. 1997 to present.	July 4, 2002	439,319 Class A 325,000 Class B
Robert G. Atkinson West Vancouver, B.C. Co-Vice Chairman & Director	Co-Vice Chairman & Director, Quest, July 2002 to present; formerly President, CEO & Director, Bradstone, a public merchant banking firm, 1997 to July 2002; President, CEO & Director, Peruvian, January 2001 to July 2002; currently, Director, Trimin Capital Corp; Director Trimin Enterprises Ltd., Oct. 1992 to March 1999.	July 4, 2002	150,000 Class A[7] 162,000 Class B[8]
Gordon D. Ewart Cobourg, Ontario Co-Vice Chairman and Director	Co-Vice Chairman and Director, Quest July 2002 to present; Acting CFO and Director, Bradstone, October 1992 to July 2002; Self-employed businessman and President, CEO & Director, A&E, 1994 to present; Director, Peruvian, Oct. 1992 to July 2002.	July 4, 2002	117,721 Class A [7] directly and 50,000 Class B [9] indirectly
Edward L. Mercaldo [4][5][6] Del Mar, California Director	Director, Quest, July 2002 to present; Financial Consultant and private investor since Aug. 1996.	July 4, 2002	74,400 Class A
John J. Fleming [4][5][6] Calgary, Alberta Director	Director, Quest, July 2002 to present; President, CEO & Director, Bonanza Energy Ltd., an investment company; Chairman of the Board, Roseland Resources Ltd., an oil and gas company; President, CEO & Director, TransAtlantic Petroleum Corp., an oil and gas company; Director of a number of publicly traded companies.	July 4, 2002	Nil
Andrew F. B. Milligan [4][5][6] Vancouver. B.C. Director	Director, Quest July 2002 to present; Chairman of the Board, President & CEO of Stockscape, Nov. 1996 to July 2002.	July 4, 2002	145,000 Class A

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of Quest, has been individually furnished by the respective nominees.
(2) Became directors and officers upon the closing of the Prior Arrangement. All were previously directors or officers of the Prior Amalgamating Companies.
(3) The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of Quest, has been individually furnished by the respective nominees.
(4) Member of Audit Committee.
(5) Member of Compensation Committee.
(6) Member of Corporate Governance Committee.
(7) Held directly except for 150,000 Quest Class A Shares that are held by 403401 B.C. Ltd., a private merchant company controlled by the family of Robert G. Atkinson. In addition, Robert G. Atkinson, Gordon D. Ewart and David G. Nelson beneficially own all of the shares of Asean Sales Inc., a private company that owns 1,120,000 Quest Class A Shares and 265,000 Quest Class B Shares. Further, 348,754 Quest Class A Shares and 1,061,435 Quest Class B Shares are held by A&E, a corporation of which Gordon D. Ewart and Robert G. Atkinson are directors and officers. A&E holds approximately 14.5% of the issued shares of Global (GMPC) Holdings Inc., a TSX Venture listed public company, which holds 250,000 Quest Class A Shares. Robert G. Atkinson, Gordon D. Ewart and Robert J. Ewart are common directors of A&E and Global.
(8) Held by 403401 B.C. Ltd., a private investment company controlled by the family of R.G. Atkinson.
(9) 50,000 Class B Shares are held by 425674 Ontario Ltd., a private company controlled by Gordon Ewart.

Corporate Governance Practices

Quest's corporate governance policies, procedures and practices are designed to ensure that the business and affairs of Quest are effectively managed so as to enhance shareholder value.

Directors

Quest's Board is responsible for the overall stewarding of Quest, which includes but is not limited to the following matters::

1. overseeing the conduct of Quest's business;
2. directing and supervising management in the day-to-day conduct of Quest's business;
3. reviewing and approving significant corporate actions;
4. adopting and implementing strategic planning processes;
5. identifying the principal risks of Quest's business and implementing appropriate systems to manage the risks;
6. succession planning, including the appointment and training of senior management;
7. monitoring the performance of senior management;
8. overseeing Quest's public communications policies and their implementation, including disclosure of material information, investor relations and shareholder communications; and
9. monitoring the integrity of Quest's internal control systems, including accounting, auditing and corporate governance.

Board Composition

Quest's Board is currently comprised of seven directors, three of whom are unrelated directors, defined in the TSX Corporate Governance Guidelines as an "unrelated director who is independent of management and is free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of Quest, other than interests and relationships arising from shareholdings".

Committees of the Board

The Board discharges its responsibilities both directly and through its committees. There are currently three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

1. The Audit Committee is comprised of three directors, all of whom are outside directors. The members are Messrs. Fleming, Mercaldo and Milligan. This committee is responsible for reviewing Quest's financial reporting procedures, internal controls and the performance of Quest's auditors. The committee is also responsible for reviewing quarterly and annual financial statements prior to their approval by the full Board.

2. The Compensation Committee is comprised of three directors, all of whom are outside directors. The members are Messrs. Fleming, Mercaldo and Milligan. This committee is responsible for reviewing executive position descriptions, setting compensation paid to executive officers and establishing and reviewing incentive plans.

3. The Corporate Governance Committee is comprised of three directors, all of whom are outside directors. The members are Messrs. Fleming, Mercaldo and Milligan. This committee is responsible for establishing Quest's corporate governance policies and procedures, monitoring the quality and effectiveness of Quest's corporate governance system and ensuring the effectiveness and integrity of Quest's communication and reporting to shareholders and the public generally.

Shareholder Communication

Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that its communications with shareholders and others interested in Quest are responsive and effective.

APPOINTMENT OF QUEST AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Quest and to authorize the directors to fix their remuneration.

AVATAR ANNUAL GENERAL MEETING AND OTHER MATTERS

If the Arrangement closes, the directors elected below will resign. Pursuant to the Arrangement, upon completion of the share exchanges, the whole of the undertaking and of the property and liabilities of Avatar will be transferred to Viceroy and Avatar will be dissolved without winding up. See "Mergeco" for a description of the directors of Viceroy, post Arrangement.

ELECTION OF DIRECTORS

The board of directors of Avatar presently consists of three directors. It is intended to set the number of directors at three and to elect three directors for the ensuing year.

The term of office of each of the present directors expires at the Avatar Meeting. The persons named below will be presented for election at the Avatar Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the earlier of the closing of the Arrangement, the next annual general meeting of Avatar or until his successor is elected or appointed (unless the office is earlier vacated in accordance with the Articles of Avatar or with the provisions of the Company Act).

In the following table and notes thereto are the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of Avatar now held by him, his principal occupation, the period of time for which he has been a director of Avatar, and the number of Avatar Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Municipality of Residence(1)	**Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past Five Years**(1)	**Previous Service as a Director**	**Number of Shares**(2)
Jonathan McCullough(3) Vancouver, B.C. Director	Lawyer, McCullough O'Connor Irwin	1996	108,000 common shares
A. Murray Sinclair(3) Vancouver, B.C. President & Director	President, Avatar since Jan. 2003 and Director 2002 to present; Chairman and Director, Viceroy since Nov. 2002; President & Director, Quest, July 2002 to present; President, Quest Ventures Ltd., Dec. 1996 to present; Director, Arapaho 1998 to present; Director, Arapaho-Sub., Jan. 1997 to present.	July 4, 2002	Nil
Henry J. Knowles(3) Collingwood, Ontario Director	Business and Financial Consultant, 2003; Lawyer, Sheldon Huxtable, 1991 to 2002; Director, former Chairman, Automodular Corporation, 1989 to present; Director, Avatar, Jan. 2003 to present; Director, non-executive Secretary, Cavell Energy Corporation, 1994 to present; Director, Dominion Citrus Limited, 2000 to present; Director, Kingsdale Capital Corporation March 2003 to present; Director, MetalCORP Limited, July 2002 to present; Director, Samuel Manu-Tech Limited, 1985 to present; Director, non-executive Chairman, Wolfden Resources Inc., 1997 to present; Director, The Gore Mutual Insurance Company, Cambridge, 1990 – 2003; and Director, Chairman of the Board, The SunBlush Technologies Corporation, 1993 – 2001.	January, 2003	Nil

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of Avatar, has been individually furnished by the respective nominees.

(2) The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of Avatar, has been individually furnished by the respective nominees.

(3) Member of Audit Committee.

APPOINTMENT OF AVATAR AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Avatar and to authorize the directors to fix their remuneration.

THE ARRANGEMENT

The Arrangement will involve the reorganization and exchanges of securities of Viceroy, Quest, Avatar, Arapaho-Sub, ViceroyEx and SpectrumGold, and two British Columbia holding companies being Oro

Belle and SpectrumSub. The Arrangement will become effective on the Effective Date, subject to satisfaction of the applicable conditions.

Effect of the Arrangement

The Arrangement has been structured to reorganize the companies as follows:

1. Viceroy's Argentine mineral exploration properties will be indirectly transferred to ViceroyEx, with the reorganized Viceroy (Mergeco) holding less than 20% of the shares of ViceroyEx and Viceroy shareholders on a pro rata basis together with any new private placement investors holding the balance of the shares of ViceroyEx;

2. Certain of Viceroy's British Columbia and Yukon mineral exploration properties together certain of the Yukon mineral exploration properties of NovaGold will be indirectly transferred to SpectrumGold, with the reorganized Viceroy (Mergeco) holding less than 20% of the shares of SpectrumGold, NovaGold holding up to 50% of the shares of SpectrumGold and Viceroy shareholders on a pro rata basis together with any new private placement investors holding the balance of the shares of SpectrumGold;

3. Viceroy will be corporately reorganized by:

    (a) the consolidation of its existing common shares on a one for three basis;

    (b) its common shares being redesignated as Class A Subordinate Voting Shares without par value (one vote per share);

    (c) a new class of Class B Variable Multiple Voting Shares without par value as well as two classes of Preferred Shares being created; and

    (d) Viceroy changing its name to "Quest Capital Corp.";

4. The reorganized Viceroy (Mergeco), in three separate share exchanges, will acquire all of the issued shares of Avatar, Arapaho-Sub and Quest, in that order, with Arapaho and the shareholders of Avatar and Quest becoming shareholders of Mergeco on the basis outlined below; and

5. Mergeco will carry on the business of merchant banking.

PRINCIPAL STEPS OF THE ARRANGEMENT

The principal steps in the Arrangement may be summarized as follows (the disclosure is qualified in its entirety by reference to the full text of the Arrangement Agreement):

On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

1. the Oro Belle Shareholders, including Viceroy, shall exchange all of the issued shares of Oro Belle for ViceroyEx Shares, on the basis of one ViceroyEx Share for each Oro Belle Share;

2. the SpectrumSub Shareholders, including Viceroy, shall exchange all of the issued SpectrumSub Shares for SpectrumGold Shares, on the basis of one SpectrumGold Share for each SpectrumSub Share;

3. in conjunction with or concurrent with the share exchanges, subject to subsection (7), Viceroy will distribute by way of "reduction of capital" of Viceroy a sufficient number of ViceroyEx Shares it receives and a sufficient number of the SpectrumGold Shares it receives to Viceroy

Shareholders on the Effective Date to be able to distribute the number of ViceroyEx and SpectrumGold Shares in accordance with Section (6)(b) below on the basis that the ViceroyEx Property and the SpectrumGold Property would cease to be held by Viceroy in the ordinary course of business and the value of the ViceroyEx Shares and SpectrumGold Shares distributed to Viceroy Shareholders would not be required to support Viceroy's continued operations and Viceroy will reduce the paid up capital of the Viceroy Shares by an amount equal to the value of the ViceroyEx Shares and SpectrumGold Shares distributed on that reduction of capital;

4. Viceroy shall alter its share capital as follows:

   (a) all of the Viceroy Shares (both issued and unissued) shall be consolidated on a one (1) for three (3) basis;

   (b) all of the Viceroy Shares (both issued and unissued post-Consolidation) shall be redesignated as Class A Subordinate Voting Shares (the Mergeco Class A Shares) without par value, having one (1) vote per share;

   (c) all of the Viceroy Preferred Shares (none of which are allotted or issued) shall be cancelled and the authorized capital shall be diminished accordingly;

   (d) a new class of shares will be created which shall be designated as Class B Variable Multiple Voting Shares (the Mergeco Class B Shares) without par value, having a minimum of one (1) vote per share and up to a maximum of five (5) votes per share with the Mergeco Class B Shares being convertible into Mergeco Class A Shares on a one for one basis; and

   (e) the authorized capital will be increased to consist of 1,500,000,000 shares divided into 500,000,000 Mergeco Class A Shares, 500,000,000 Mergeco Class B Shares, 250,000,000 First Preferred Shares and 250,000,000 Second Preferred Shares, such shares to have the rights and restrictions set out in the Amended and Restated Articles of Mergeco;

5. in three separate share exchanges, Viceroy will acquire all of the issued shares of Avatar, Arapaho-Sub which is a wholly-owned subsidiary of Arapaho, and Quest, in that order;

6. upon completion of the transactions set forth in subsections (1) through (5) above, the securityholders of Viceroy, Avatar, Arapaho-Sub (being Arapaho) and Quest, subject to the provisions for shareholders who would hold a Small Lot of Mergeco or the Subcos on completion of the Arrangement as set forth in Subsection (7) below, will be entitled to receive the following post-Arrangement securities in exchange for their pre-Arrangement securities and as a consequence of the completion of the Arrangement:

   (a) holders of Viceroy Shares will receive one Mergeco Class A Share in exchange for every three (3) Viceroy Shares (pre-Consolidation);

   (b) holders of Viceroy Shares will be issued one (1) ViceroyEx Share for every ten (10) Viceroy Shares (pre-Consolidation) and one (1) SpectrumGold Share for every thirty (30) Viceroy Shares (pre-Consolidation);

   (c) holders of Avatar Shares will be issued 0.2825 Mergeco Class A Shares for each Avatar Share;

   (d) Arapaho as the sole holder of all of the issued shares of Arapaho-Sub will be issued a total of 863,857 Mergeco Class A Shares for all of the issued shares of Arapaho-Sub;

   (e) holders of Quest Class A Shares will be issued 1.0514 Mergeco Class A Shares for each Quest Class A Share;

(f) holders of Quest Class B Shares will be issued 1.0514 Mergeco Class B Shares for each Quest Class B Share;

(g) holders of options, warrants and other securities of Viceroy, Avatar and Quest will receive options, convertible warrants and other convertible securities of Mergeco (pre-Consolidation) entitling the holders to acquire Mergeco Class A Shares on the same exchange ratios set forth in sections (a), (c), (e) and (f) above and with corresponding changes to the exercise prices based on the share exchange ratios set out above and having the same exercise and conversion periods as the securities exchanged therefor;

7. if a Small Lot Shareholder would receive a Small Lot of any of Mergeco Class A Shares, Mergeco Class B Shares or SpinOutCos Shares, as the case may be, then in respect of such Shares such Shareholder will only be entitled to receive a cash payment of (1) $1.10 per Mergeco Class A Share, (2) $1.10 per Mergeco Class B Share, (3) $0.50 per ViceroyEx Share, or (4) $0.25 per SpectrumGold Share, as the case may be, unless such Small Lot Shareholder specifically elects **within thirty (30) days of the Effective Date** to receive share certificates. If a Small Lot Shareholder does not elect to receive share certificates as described above, such Shareholder shall cease to be a shareholder of Mergeco, or if applicable any of the SpinOutCos, on the 31st day following the Effective Date and will only be entitled to the cash payment by complying with the procedure for exchange of share certificates set forth in the Plan of Arrangement. In such event, the Small Lot Shareholder shall be deemed to have disposed of his Small Lot on the Effective Date. If a cash payment payable in respect of any of the Mergeco Shares, ViceroyEx Shares or SpectrumGold Shares would be less than $10, such payment will not be made;

8. the amount of the paid up capital attributable to the Mergeco Class A Shares and Mergeco Class B Shares upon implementation of the Arrangement shall be reduced by an amount equal to the Accumulated Deficit of Mergeco at that date in order that the Accumulated Deficit of Mergeco be eliminated;

9. the name of Mergeco shall be "Quest Capital Corp." or such other name as the directors of the parties to the Agreement may determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction;

10. the Memorandum of Viceroy shall be altered to be in the form of the Altered Memorandum of Quest Capital Corp. attached as Appendix "A" to the Plan of Arrangement which is attached as Schedule "J" hereto;

11. the articles of Viceroy shall be altered to be in the form of the Amended and Restated Articles of Quest Capital Corp.; and

12. upon completion of the share exchanges, the whole of the undertaking and of the property and liabilities of Avatar and Quest shall be transferred to Viceroy, and Avatar and Quest will be dissolved without winding up.

MERGECO CLASS B SHARES

The variable multiple voting rights attached to the Mergeco Class B Shares have been structured so that the voting rights will increase by one additional vote per Mergeco Class B Share for each 6,000,000 of additional voting rights attached to Mergeco Shares (being any combination of Mergeco Class A and Class B Shares) issued subsequent to the Arrangement, to a maximum of five votes per share (including the initial one vote per share). The number of votes attached to the Mergeco Class B Shares will be two votes per share assuming the Private Placement is completed. For additional information respecting the Mergeco Class B Shares, see "Mergeco – Authorized and Issued Share Capital". The special rights and restrictions attached to the Mergeco Class B Shares are set forth in the Plan of Arrangement attached hereto as Schedule "J".

DIRECTORS AND OFFICERS OF MERGECO

See "Mergeco – Directors and Officers".

BACKGROUND TO THE ARRANGEMENT

In 2001, mining at Viceroy's two operations in North America ceased; Viceroy's Australian operation was placed into voluntary administration and a settlement agreement was reached with NM Rothschild and Sons (Australia) Limited and Macquarie Bank Ltd. relieving Viceroy of its obligations under certain guarantees relating to the Australian operations. Since the cessation of mining, gold production has continued from the ongoing leaching of the ore at Viceroy's Castle Mountain Mine which has generated significant cash flow to Viceroy.

As cash reserves accumulated and the mining operations became less significant, Viceroy began to seek ways to maximize shareholder value which led to preliminary discussions with Quest. It quickly became apparent to Viceroy and Quest that synergies existed between their business objectives, the objective of Viceroy being to identify new areas to grow and deploy its cash reserves and Quest's being to expand its merchant banking business. In mid 2002, the board of directors of Viceroy and Quest resolved to enter into formal discussions with respect to a potential reorganization. Later in 2002, Avatar joined the arrangement discussions with Viceroy and Quest. Avatar, a company with substantially all of its assets in cash, was seeking new opportunities to create shareholder value. Viceroy and Quest approached Arapaho to acquire Arapaho-Sub, a company that provides a range of consulting, management and administrative services, as a complement to the merchant banking business.

The board of directors of each Company appointed an independent committee, or in the case of Arapaho an independent director, to evaluate alternative forms of arrangements; to define the reorganization of Viceroy's mineral assets; to establish exchange ratios and to engage a financial advisor to value each of the Companies' various assets and ultimately to prepare a fairness opinion with respect to the Arrangement.

In late November 2002, a joint news release was issued disclosing that the aforementioned companies had entered into discussions regarding a plan of arrangement and a reorganization of Viceroy's mineral assets. In early March 2003, a joint news release was issued disclosing the terms of the Arrangement including the share exchange ratios. Further particulars with respect to the SpinOutCos were released in late March 2003 and May 2003.

REASONS FOR THE ARRANGEMENT AND RECOMMENDATIONS OF THE DIRECTORS

The respective boards of directors of the Companies have reviewed the terms and conditions of the proposed Arrangement and have received the Fairness Opinions provided by their respective Financial Advisors, and each has separately concluded (with the common directors abstaining) that the Arrangement is fair and reasonable to its securityholders, and in the best interests of each respective Company and each recommends (with the common directors abstaining) that its respective securityholders vote in favour of the Arrangement Resolution and any other related resolutions proposed by the respective boards of directors as set out in the respective notices of Meeting.

In arriving at this conclusion, each of the boards of directors of the Companies considered, among other matters:

(a) information provided by each of the Companies with respect to their financial condition, business and operations, on both an historical and prospective basis, including information in respect of Mergeco on a pro forma consolidated basis;

(b) the procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered; and

(c) the availability of rights of dissent to Viceroy Shareholders, Quest Shareholders, Avatar Shareholders and Arapaho Shareholders with respect to the Arrangement.

Viceroy

The board of directors of Viceroy considers the following factors make the Arrangement advantageous to Viceroy Shareholders:

(a) Viceroy Shareholders will own approximately 44% of the Mergeco Class A Shares on completion of the Arrangement and the Private Placement, representing approximately 42% of the voting rights attached to the Mergeco Shares;

(b) Mergeco will have in excess of $90 million in total assets;

(c) through greater cost efficiencies of combined management and operations, there will be potential for growth and diversity, increased stability and access to potential investment opportunities;

(d) access to the financial and technical expertise of the Mergeco management; and

(e) Viceroy Shareholders will acquire an indirect interest in the assets of Quest, Avatar and Arapaho-Sub.

Viceroy Shareholders who receive shares of ViceroyEx and SpectrumGold will thereby retain an interest in the mineral exploration properties of Viceroy. The board of directors of Viceroy also identified disadvantages associated with the Arrangement including the fact that the Viceroy Shareholders will be exposed to the risk factors applicable to Mergeco. See "Risk Factors". In addition, there may be adverse tax consequences to certain holders of securities of Viceroy. See "Canadian Federal Tax Considerations" and "U.S. Tax Consequences".

The board of directors of Viceroy recommends that the Viceroy Shareholders vote in favour of the Viceroy Arrangement Resolution. Each of the directors of Viceroy who owns Viceroy Shares has indicated his intention to vote his Viceroy Shares in favour of the Viceroy Arrangement Resolution.

Quest

The board of directors of Quest considers the following factors make the Arrangement advantageous to Quest Shareholders:

(a) Quest Class A Shareholders will receive approximately 25,978,547 Mergeco Class A Shares and Quest Class B Shareholders will receive all of the 4,276,849 Mergeco Class B Shares, representing approximately 40% of the voting rights attached to the Mergeco Shares outstanding following the completion of the Arrangement and the Private Placement, thereby acquiring an interest in the business carried on by Mergeco;

(b) Mergeco will have in excess of $90 million in total assets;

(c) through greater cost efficiencies of combined management and operations, there will be potential for growth and diversity, increased stability and access to potential investment opportunities;

(d) access to the financial and technical expertise of the Mergeco new management; and

(e) Quest Shareholders will acquire an indirect interest in the assets of Mergeco.

The board of directors of Quest also identified disadvantages associated with the Arrangement including that (1) the Quest Shareholders will be exposed to the risk factors applicable to Mergeco and (2) the Mergeco Class B Shares will have variable multiple voting rights which, at the closing of the Arrangement and the Private Placement, means the Mergeco Class B Shares will have two votes per share instead of the five votes per share that are currently attached to the Quest Class B Shares. See "Risk Factors" below. In addition, there may be adverse tax consequences to certain holders of securities of Quest. See "Canadian Federal Tax Considerations" and "U.S. Tax Consequences".

The board of directors of Quest recommends that the Quest Shareholders vote in favour of the Arrangement Resolution. Each of the directors of Quest has indicated his intention to vote his Quest Shares in favour of the Quest Arrangement Resolution.

Avatar

The board of directors of Avatar considers the following factors make the Arrangement advantageous to Avatar Shareholders:

(a) Avatar currently has no business or operations. The Arrangement will enable Avatar to combine its assets with those of Quest and Viceroy and to carry on a merchant banking business through a well capitalized company with an experienced management team;

(b) Avatar Shareholders will receive approximately 5,950,408 Mergeco Class A Shares, representing approximately 7% of the voting rights attached to the Mergeco Shares outstanding following the completion of the Arrangement and the Private Placement thereby acquiring an interest in the business carried on by Mergeco;

(c) Mergeco will have in excess of $90 million in total assets;

(d) through greater cost efficiencies of combined management and operations, there will be potential for growth and diversity, increased stability and access to potential investment opportunities;

(e) access to the financial and technical expertise of the Mergeco new management; and

(f) Avatar Shareholders will acquire an indirect interest in the assets of Mergeco.

The board of directors of Avatar also identified disadvantages associated with the Arrangement including the fact that the Avatar Shareholders will be exposed to the risk factors applicable to Mergeco. See "Risk Factors" below. In addition, there may be adverse tax consequences to certain holders. See "Canadian Federal Tax Considerations" and "U.S. Tax Consequences".

The board of directors of Avatar recommends that the Avatar Shareholders vote in favour of the Avatar Arrangement Resolution. Each of the directors of Avatar who holds Avatar Shares has indicated his intention to vote his Avatar Shares in favour of the Avatar Arrangement Resolution.

Arapaho

The board of directors of Arapaho considers the following factors make the Arrangement advantageous to Arapaho Shareholders:

(a) Arapaho will receive 863,857 Mergeco Class A Shares, representing approximately 1% of the voting rights attached to the Mergeco Shares outstanding following completion of the Arrangement and the Private Placement thereby acquiring an interest in the business carried on by Mergeco;

(b) Mergeco will have in excess of $90 million in total assets;

(c) the Mergeco Shares will be a liquid asset, the proceeds of which could be deployed in other areas; and

(d) Arapaho Shareholders will hold an indirect interest in Mergeco through their ownership of Arapaho Shares.

The board of directors also identified disadvantages associated with the Arrangement including the fact that the **Arapaho Shareholders will not receive Mergeco Shares** but will be indirectly exposed to the risk factors applicable to Mergeco and that Arapaho-Sub will no longer be a source of revenue for Arapaho. Arapaho intends to pursue other investment and business opportunities following completion of the Arrangement. See "Risk Factors" below.

The board of directors of Arapaho recommends that the Shareholders of Arapaho vote in favour of the Arapaho Arrangement Resolution. Each of the directors of Arapaho who owns Arapaho Shares has indicated his intention to vote his Arapaho Shares in favour of the Arapaho Arrangement Resolution.

RISK FACTORS

Viceroy, Quest, Avatar, Arapaho, ViceroyEx, SpectrumGold and Mergeco should all be considered as highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them under this Information Circular. In addition to the other information presented in this Information Circular (without limitation, see also "Viceroy Resource Corporation - Risk Factors"; "Quest Investment Corporation - Risk Factors", "Avatar Petroleum Inc. - Risk Factors", "Arapaho Capital Corp. - Risk Factors", "Viceroy Exploration Ltd. - Risk Factors", "SpectrumGold Inc. - Risk Factors", and "Mergeco – Risk Factors"), the following risk factors should be given special consideration including:

1. The relative stock prices of Viceroy, Quest and Avatar at the Effective Date will likely vary from the prices as at the date of execution of the Arrangement Agreement, the date of this Information Circular and the date of the Meetings. The Exchange Ratios were fixed as of March 3, 2003 and accordingly, any increase or decrease in the relative market values of the shares of Viceroy, Quest and Avatar will correspondingly increase or decrease the value of the consideration to be received by a Shareholder upon the exchange of securities pursuant to the Arrangement.

2. The shares of Arapaho-Sub do not trade on a stock exchange and therefore the price allocated to Arapaho-Sub has been based on a multiple of earnings approach.

3. The Break Fee may discourage competing proposals.

4. There is no assurance that the Arrangement can be completed as proposed or without Viceroy Shareholders, Quest Shareholders, Avatar Shareholders and/or Arapaho Shareholders exercising their dissent rights in respect of a substantial number of shares.

5. There is no assurance that the business of Mergeco will be successful.

6. There is no assurance that the acquisition of Mergeco Class A Shares by Arapaho in exchange for the shares of Arapaho-Sub will be a benefit to Arapaho.

7. Any SpinOutCos Shares that are received by Viceroy Shareholders should be considered as very speculative and of a high-risk nature. There is no certainty that the SpinOutCos Shares will be listed on a stock exchange or that there will be any realizable value in such Shares.

8. While the Companies believe that the securities to be issued pursuant to the Arrangement will not be subject to any resale restrictions (save securities held by control persons and securities issued pursuant to the Private Placement), there is no assurance that this is the case and each Shareholder is urged to obtain appropriate legal advice regarding applicable securities legislation.

9. The transactions may give rise to significant adverse tax consequences to shareholders and each shareholder is urged to consult his or her own tax advisor.

10. There is no assurance that the Exchange Ratios accurately reflect the values of the Shares of Viceroy, Quest, Avatar and Arapaho-Sub.

EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS' RIGHTS

As a result of the Arrangement, all Viceroy Securityholders, Quest Securityholders and Avatar Securityholders will become Mergeco Securityholders. As a result, Viceroy Shareholders, Quest Shareholders and Avatar Shareholders (other than those who exercise dissent rights in connection with the Arrangement) will continue to be shareholders in a British Columbia company governed by the Company Act and by Mergeco's constating documents, unless they exercise dissent rights in connection with the Arrangement. Quest Class B Shareholders currently can exercise five votes per Quest Class B Share held. On completion of the Arrangement, each Mergeco Class B Share received by the Quest Class B Shareholders will have one vote attached, which will increase to two votes on completion of the Private Placement. The votes will increase to a maximum of five as described under "Mergeco - Share and Loan Capital".

Arapaho Shareholders will not receive Mergeco Securities but will continue to be Shareholders of Arapaho, and as such will indirectly have an interest in Mergeco through Arapaho's holding of Mergeco Shares, unless they exercise dissent rights in connection with the Arrangement.

The Altered Memorandum attached as part of Schedule "J" hereto and the Amended and Restated Articles, which are available for viewing in the same manner as material contracts of Viceroy, see "Viceroy - Material Contracts", will reflect the consolidation, alterations of share capital and change of name all pursuant to the Arrangement.

CONDUCT OF MEETINGS AND OTHER APPROVALS

Shareholder and Court Approval of the Arrangement

The Viceroy Shareholders at the Viceroy Meeting, the Quest Shareholders at the Quest Meeting, the Avatar Shareholders at the Avatar Meeting and the Arapaho Shareholders at the Arapaho Meeting will be asked to consider and, if thought advisable, adopt the Arrangement Resolutions. The Arrangement Resolutions must be approved by a Special Resolution (being not less than three quarters of the votes cast by the Shareholders present, in person or by proxy at the meeting).

The Special Resolutions in respect of the Arrangement Resolutions at the Meetings must not include votes cast by (a) affiliates of Viceroy, Quest, Avatar or Arapaho (b) a Shareholder who will, as a consequence of the Arrangement be entitled to consideration for each share greater than that available to other holders of affected shares of the same class, or (c) a Shareholder who alone or in combination with others effectively controls Viceroy, Quest, Avatar or Arapaho, as applicable and who, prior to receiving notice of the Meeting, entered into or has agreed to enter into an understanding to support the Arrangement. To the best of the knowledge of the Companies, there are no Shareholders whose vote will be so excluded.

Under the Company Act, the Companies are required to obtain the approval of the Court to the calling of the Viceroy, Quest, Avatar and Arapaho Meetings and to the Arrangement. On May 9, 2003, prior to mailing of the material in respect of the Meetings, the Companies obtained an Interim Order providing for the calling and holding of the said Meetings and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Schedules "K" and "L" respectively, to this Information Circular. As set out in the Notice of Application, the Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m., Vancouver time, on June 20, 2003, following the said Meetings or as soon thereafter as counsel for the Companies may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the respective Meetings. **Viceroy Securityholders, Quest Securityholders, Avatar Securityholders and Arapaho Securityholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.**

At the Court hearing, Viceroy Securityholders, Quest Securityholders, Avatar Securityholders, Arapaho Securityholders and creditors of the Companies who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the Company Act, the Companies have been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective. The Court will be informed prior to the hearing that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to, among other things, the issue of Mergeco Shares, Mergeco Options, Mergeco Warrants, ViceroyEx Shares, and SpectrumGold Shares to be distributed pursuant to the Arrangement, as described below under "Securities Laws Considerations - U.S. Securities Laws and Resale of Securities". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities comprising the Arrangement are fair to those security holders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Viceroy Securityholder, Quest Securityholder, Avatar Securityholder and Arapaho Shareholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application for Final Order is required to file with the Court and serve upon Viceroy, Quest, Avatar or Arapaho, as applicable, at the addresses set out below, on or before 11:00 a.m., Vancouver time, on June 19, 2003, a notice of his, her or its intention to appear ("**Appearance Notice**"), including their address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to Viceroy Resource Corporation, Quest Investment Corporation, Avatar Petroleum Inc. or Arapaho Capital Corp., as applicable, at the following address:

c/o Davis & Company
Attention: Stuart Morrow
2800, 666 Burrard Street
Vancouver, British Columbia,
V6C 2Z7

Fax: (604) 687-1612
E-mail: sbmorrow@davis.ca

Regulatory Approvals

If the Arrangement Resolution is approved by the requisite majority of Shareholders of each of the Companies, final regulatory approval must be obtained for all the transactions contemplated by the Arrangement before the Arrangement may proceed.

The Viceroy Shares, the Quest Class A Shares and the Quest Class B Shares are currently listed for trading on the TSX. The Avatar Shares and the Arapaho Shares are currently listed for trading on the TSX Venture. Viceroy is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories. Quest is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick. Quest is also subject to the information requirements of the Exchange Act and files reports and other information with the Securities and Exchange Commission in accordance therewith. Avatar and Arapaho are reporting issuers in British Columbia and Alberta.

Approval from the TSX is required for the following:

(1) the Arrangement and the listing of the Mergeco Shares to be issued pursuant to the Arrangement; and

(2) other contemplated corporate changes to Viceroy, including the consolidation, alterations of share capital, change of name, and approval of the Viceroy 2003 Plan (see "Particulars of Matters to be Acted Upon").

The TSX must also approve the Private Placement, the listing of the PP Shares and the Future Placements however such approvals are not conditions of the Arrangement. Each of Avatar and Arapaho must obtain the approval of the TSX Venture for the Arrangement.

In connection with the alteration of capital of Viceroy pursuant to the Arrangement, the Arrangement Resolution to create the special rights of conversion or exchange attaching to the shares of Viceroy (Mergeco) is subject to the consent of the Executive Director of the British Columbia Securities Commission pursuant to Section 226(2) of the Company Act. This consent must be obtained prior to the submission of the Arrangement Resolution to the Viceroy Shareholders at the Viceroy Meeting and application for such consent was submitted on May 15, 2003.

Shareholders of the Companies should be aware that certain of the foregoing approvals have not yet been given by the regulatory authorities referred to above. The Companies cannot provide any assurances that such approvals will be obtained.

Certain Exemption Orders have been granted and applications made in connection with the mailing of the Information Circular and exchanges of securities. See "General Proxy Information – Exemption Orders" and "Québec Exemption Application".

RELATED PARTY RULES AND INDEPENDENT COMMITTEES

None of the Companies can be considered to be to each other "Related Parties" as such term is defined under OSC Rule 61-501 (the "**Related Party Rules**") and, accordingly, the Arrangement between each of the Companies is not a "Related Party Transaction" as defined under the Related Party Rules. However, the Companies have Common Parties.

As a result and although the Arrangement involving each of the Companies is not a "Related Party Transaction", the Companies have undertaken a number of steps to ensure that all securityholders of each of the Companies are treated in a manner that is fair. An independent committee (the "**Independent Committees**") of each board of directors of Viceroy, Quest and Avatar has been established to review the Arrangement and make its report to the respective board of directors of Viceroy, Quest and Avatar. Each member of the Independent Committee is an independent, disinterested director and subject to no actual or apparent conflict of interest with regard to the Arrangement. The Independent Committees, as appointed by the boards of directors of each of Viceroy, Quest and Avatar, are as follows:

Name of Company	Members of Independent Committee
Viceroy	W. David Black Michael H. Halvorson Robert V. Matthews Ronald K. Netolitzky Michael D. Winn
Quest	Robert G. Atkinson Gordon D. Ewart Edward L. Mercaldo Andrew F.B. Milligan
Avatar	Jonathan McCullough Henry J. Knowles

As Mr. A. Matthews is the sole independent director of Arapaho who is not subject to any actual or apparent conflict with regard to the Arrangement, the board of directors of Arapaho has delegated to Mr. Matthews the determination of whether the Arrangement is in the best interests of Arapaho and fair, from a financial point of view to Arapaho Shareholders. As Mr. Matthews is performing the same function to that of the Independent Committees, the following disclosure pertains as well to Arapaho and Mr. Matthews.

The mandate of each Independent Committee included, inter alia, the responsibility to approve an appropriate financial advisor to prepare a fairness opinion in respect of the Arrangement and to supervise the preparation of the fairness opinions in respect of the Companies. Accordingly, financial advisors were retained to provide fairness opinions. Ross Glanville ("**Glanville**"), B.A. Sc., P. Eng., MBA, CGA, CAMV of Burnaby, British Columbia was retained in respect of Viceroy. Stephen W. Semeniuk ("**Semeniuk**"), B. Comm., MBA, CFA, of West Vancouver, British Columbia was retained in respect of Quest and Arapaho. Stirling Mercantile Corp. ("**Stirling**") was retained in respect of Avatar. Glanville, Semeniuk and Stirling are collectively referred to as the "**Financial Advisors**". The Companies are complying with the disclosure requirements of the Related Party Rules and, in particular, this Information Circular contains extensive disclosure concerning each of the Companies and the Arrangement.

It should be noted that Viceroy is technically a Related Party to each of ViceroyEx and SpectrumGold. The parts of the Arrangement related to the transactions involving Viceroy with each of ViceroyEx and SpectrumGold, respectively, are Related Party Transactions. In any event, such Related Party Transactions are exempted from the formal valuation and minority approval requirements of the Related Party Rules, although the Viceroy Opinion has been prepared to address the fairness of the transactions involving Viceroy and each of ViceroyEx and SpectrumGold. The Information Circular contains extensive disclosure concerning ViceroyEx and SpectrumGold as well as the Arrangement involving Viceroy and each of ViceroyEx and SpectrumGold.

INSIDER POSITIONS AND SHAREHOLDINGS

The following chart discloses the current positions and shareholdings of directors and senior officers, and the greater than 10% shareholders in the Companies, and in Mergeco following closing of the Arrangement and the Private Placement.

Insider	Viceroy Relationship[1] Shares ("Shs")[2] Convertible Securities ("CS")	Quest Relationship[1] Shares:[3] Quest A (A) Quest B (B) Convertible Securities ("CS")	Avatar Relationship[1] Shares ("Shs") Convertible Securities ("CS")	Arapaho Relationship[1] Shares ("Shs") Convertible Securities ("CS")	Mergeco Relationship[1] Shares:[4] Mergeco A (A) Mergeco B (B) Convertible Securities ("CS")
A. Murray Sinclair	D,O; Nil; 340,000 CS	D,O,439,319(A), 325,000(B)	D,O; Nil; Nil	D, >10%; 1,000,000Shs; Nil	D,O; 461,900(A); 341,705(B); 113,333 CS;
W. David Black	D; 487,200 Shs; 420,000 CS	N/A; Nil; Nil	N/A; Nil; Nil	N/A; Nil; Nil	D; 162,400 (A); 140,000 CS;
Michael H. Halvorson	D; 1,385,898 Shs; 420,000 CS	N/A; 5,829 (A); Nil	N/A; Nil; Nil	N/A; Nil; Nil	D; 468,094(A); 140,000 CS;
Robert Matthews	D; 500,000 Shs; 120,000 CS	N/A; Nil; Nil	N/A; Nil; Nil	N/A; Nil; Nil	N/A; 166,667(A); 40,000 CS;
Ronald K. Netolitzky	D; O; 4,122,142 Shs; 220,000 CS; 320,000	N/A; Nil; Nil	N/A; Nil; Nil	N/A; Nil; Nil	D; 1,374,047(A); 73,333 CS;
Michael Winn	D; 250,000 Shs; 340,000 CS	N/A; Nil; Nil	N/A; Nil; Nil	N/A; Nil; Nil	D; 83,333(A); 113,333 CS;
Susan M. Neale	O; 126,250 Shs; 300,000 CS	N/A; Nil; Nil	N/A; Nil; Nil	N/A; Nil; Nil	O; 42,083(A); 100,000 CS;
Kim Casswell	O; Nil; Nil;	N/A; Nil; Nil	N/A; Nil; Nil	N/A; Nil; Nil;	N/A; Nil; Nil
Robert G. Atkinson	N/A; Nil; Nil	D; O; 150,000(A); 162,000(B); 116,577 CS	N/A; Nil; Nil	N/A; Nil; Nil	D;157,710(A); 170327(B); 122,569 CS;
Brian E. Bayley	D, O; 1,000,000 Shs; 500,000 CS	D, O; 730,762(A); 290,000(B); Nil	N/A; Nil; Nil	D, O, >10%; 1,000,000 Shs; Nil	D,O; 1,101,656(A); 304,906(B); 166,667 CS;
Gordon Ewart	N/A; 49,047 Shs; Nil	D; O; 117,721(A); 50,000(B); Nil; 116,577	N/A; Nil; Nil	N/A; Nil; Nil	N/A; 140,121(A); 52,570(B); Nil
John Fleming	N/A; Nil; Nil	D; Nil; Nil	N/A; Nil; Nil	D; Nil; Nil	N/A; Nil; Nil
Sandra Lee	N/A; Nil; 15,000 CS	O; Nil; Nil	N/A; Nil; Nil	O; Nil; Nil	N/A; Nil;5,000 CS
Alan Matthews	N/A; Nil; Nil;	N/A; Nil; Nil	N/A; Nil; Nil	D; Nil; Nil	N/A; Nil; Nil
Edward Mercaldo	N/A; 487,500 Shs; Nil	D; 74,400(A); Nil	N/A; Nil; 100,000 Shs;	N/A; Nil Shs; Nil	D; 268,974(A);Nil
Andrew Milligan	N/A; Nil; Nil	D; 145,000(A); Nil	N/A; Nil; Nil	N/A; Nil; Nil	N/A; 152,453(A); Nil
K. Peter Miller	N/A; 50,000 Shs; 25,000 CS	O; Nil; Nil	N/A; Nil; Nil	O; Nil; Nil	N/A; 16,667(A); 8,333 CS
Jonathan McCullough	N/A; Nil; Nil	N/A; Nil; Nil	D; 108,000 Shs; 218,800 CS	N/A; Nil; Nil	N/A;30,510(A); 61,811 CS
Henry J. Knowles	N/A; Nil; Nil	N/A; Nil; Nil	D; Nil; Nil	N/A; Nil; Nil	D,O;Nil; Nil
Daniel Goodman	N/A; Nil; Nil	N/A; Nil; Nil	N/A; Nil; Nil	N/A; Nil; Nil	D; Nil; Nil
Chris Cooper	N/A; Nil; Nil	N/A; Nil; Nil	0; Nil; Nil CS	N/A; Nil; Nil	N/A; Nil, Nil

Insider	Viceroy Relationship[1] Shares ("Shs")[2] Convertible Securities ("CS")	Quest Relationship[1] Shares:[3] Quest A (A) Quest B (B) Convertible Securities ("CS")	Avatar Relationship[1] Shares ("Shs") Convertible Securities ("CS")	Arapaho Relationship[1] Shares ("Shs") Convertible Securities ("CS")	Mergeco Relationship[1] Shares:[4] Mergeco A (A) Mergeco B (B) Convertible Securities ("CS")
Rick Rule / Exploration Capital Partners 2000 Limited Partnership.	>10%; 14,710,000 Shs; Nil	>10%; 3,015,276(A); 854,900(B); Nil	N/A; 4,268,585 Shs 1,910,000 CS	N/A; Nil; Nil	>10%; 9,201,115(A)[5]; 898,842(B)[5]; 3,634,575 CS[5]
A&E Capital Funding Inc.	N/A; Nil; Nil	>10%; 348,754(A); 1,061,435(B);; Nil	N/A; Nil; Nil	N/A; Nil; Nil	N/A; 366,680(A); 1,115,993(B);Nil
Asean Sales Inc.	N/A; Nil; Nil	N/A; 1,120,000(A); 265,000(B); Nil	N/A; Nil; Nil	N/A; Nil; Nil	N/A; 1,177,568(A); 278,621(B); Nil

(1) Director ("D"), Officer ("O"), holder of greater than 10% of the voting shares (">10%"). With respect to Mergeco, certain of the current officers of the Companies may also be appointed as additional officers of Mergeco subject to the approval of the new Mergeco board of directors following the completion of the Arrangement.

(2) Holders of Viceroy Shares will receive ViceroyEx Shares and SpectrumGold Shares in accordance with the Exchange Ratios. See "Arrangement".

(3) Voting rights of one vote per Quest Class A Share held and five votes per Quest Class B Share held.

(4) Voting rights of one vote per Mergeco Class A Share held and two votes per Mergeco Class B Share held, based upon the voting rights attached to the number of Mergeco Class B Shares outstanding on completion of the Arrangement and the Private Placement, on a fully diluted basis.

(5) Rick Rule/Exploration Capital Partners 2000 Limited Partnership intend to sell certain of their Viceroy Shares and Quest Class A Shares and purchase PP Units described under "Viceroy General Meeting and Other Matters - 4. Approval of Private Placement" and their holdings of Mergeco reflect such sales and purchases as well as the exchange of securities pursuant to the Arrangement.

FAIRNESS OPINIONS

General

As noted above, the Financial Advisors have been retained to provide a fairness opinion on the proposed Arrangement to determine the fairness of the terms of the Arrangement from a financial point of view to their respective Shareholders. As the facts relating to Quest and Arapaho and the Arrangement are similar in many respects, it was determined that Semeniuk would be the financial advisor for Quest and Arapaho and would provide separate opinions with respect to of each of Quest and Arapaho-Sub. A separate financial advisor, Glanville, was retained for Viceroy in light of the fact that Viceroy is the acquiror of each of Quest, Avatar and Arapaho-Sub pursuant to the terms of the Arrangement. Stirling was retained for Avatar.

The Financial Advisors have provided the following opinions (collectively the "**Opinions**"):

(a) the "Viceroy Resource Corporation - Fairness Opinion" dated as of May 6, 2003 (the "**Viceroy Opinion**") prepared by Glanville;

(b) the "Quest Investment Corporation - Fairness Opinion" dated as of April 10, 2003 (the "**Quest Opinion**") prepared by Semeniuk;

(c) the "Avatar Petroleum Inc. – Fairness Opinion" (the "**Avatar Opinion**") dated as of May 5, 2003 prepared by Stirling; and

(d) the "Arapaho Capital Corp. - Fairness Opinion" dated as of April 10, 2003 (the "**Arapaho Opinion**") prepared by Semeniuk.

The Companies have each agreed to pay their respective Financial Advisors a fee for providing their Opinions. The fees payable to the Financial Advisors do not depend on the conclusions reached in the Opinions.

The Financial Advisors are not insiders, associates or affiliates of the Companies. The Financial Advisors have not acted as advisors to the Companies or their respective affiliates in connection with the Arrangement and have not prepared previous valuations of any of the Companies in the last three years except as follows:

1. In 2001, Semeniuk was engaged by Bradstone, a predecessor of Quest, to prepare a valuation of One Financial Network, Inc., a company in which Bradstone effectively held a 36.1% interest and which was subsequently acquired by BrokerageAmerica Inc., a wholly owned subsidiary of Andrew Garrett, Inc.;

2. In 2002 Semeniuk was engaged by each of Bradstone, Glenex and Stockscape, predecessor corporations of Quest, to prepare a fairness opinion in respect of the proposed amalgamation of those companies with Peruvian to form Quest;

3. In 2002, Glanville was engaged by Peruvian, a predecessor corporation of Quest, to prepare a fairness opinion in respect of the proposed amalgamation of Peruvian with Bradstone, Glenex and Stockscape to form Quest;

4. In 2000, Glanville was engaged by Arapaho to prepare a fairness opinion with respect to the acquisition of Arapaho-Sub; and

5. In 2002, Glanville was engaged by Viceroy to prepare a valuation of Viceroy's assets in Argentina.

There are no understandings, commitments or agreements between the Financial Advisors and any of the Companies or their respective predecessor, subsidiary companies and affiliates with respect to future business dealings. The Financial Advisors may in the future in the ordinary course of business perform financial advisory services to a broad spectrum of corporate clients, and perform financial and research services for companies referred to in the Opinions. The Independent Committees have determined the Financial Advisors to be qualified.

Summaries of the Opinions are provided below. The summaries are qualified in their entirety by the full text of the Opinions. The analyses conducted by the Financial Advisors, as described in the Opinions, should be considered as a whole. To focus on specific portions of each analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Opinions. Shareholders of the Companies may read the Opinions for Companies in which they hold shares. The Opinion in respect of a Company may be inspected at any time up to the Meetings in the same manner as material contracts. See "Viceroy Resource Corporation – Material Contracts", "Quest Investment Corporation – Material Contracts", "Avatar Petroleum Inc. – Material Contracts" and "Arapaho Capital Corp. – Material Contracts".

Opinion Relating to Viceroy

The following is a summary of the Viceroy Opinion prepared by Glanville which, as noted above is qualified in its entirety by the full text of the Viceroy Opinion. See above under "Fairness Opinions – General". All references to dollars in the Viceroy Opinion are in Canadian dollars unless otherwise indicated.

Glanville has been retained by the board of directors of Viceroy to determine the fairness (from a financial point of view) to the Viceroy Shareholders of the proposed Arrangement (See "The Arrangement Agreement" for the details of the proposed transactions) of Viceroy, Quest, Avatar and Arapaho. In order to provide the fairness opinion, Glanville determined the net asset value of each of the Companies, relative share trading prices, and relative net asset values per share, among other things. The net asset values were calculated utilizing the fair market values of the individual assets/liabilities of each Company. For this purpose, fair market value means "the highest price available (at a specific time) in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion or constraint to transact, expressed in terms of cash".

Glanville is a company specializing in valuations of public and private companies and mineral exploration and development properties, as well as providing fairness opinions and litigation support related to financial and technical issues. The president, Ross Glanville, has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. He is an independent arm's-length consultant who does not have a financial interest (nor does he expect to have any future interest), directly or indirectly, in the Companies, nor does he expect any consideration other than the fee and reimbursement of expenses for the preparation of this report. In order to prepare this fairness opinion, Glanville relied upon publicly available data (including annual and quarterly reports, share trading histories, and news releases), as well as non-public information made available by the management of each Company.

Viceroy is a natural resource holding company involved in the acquisition, exploration, financing, development, and operation of mineral properties; it also invests in junior exploration companies and more recently has provided bridge loans. Viceroy's principal assets (held directly and through a number of subsidiary companies) consist of working capital, primarily cash and cash equivalents; a 75% beneficial interest in the Castle Mountain Mine located in California; a 100% interest in the Brewery Creek Mine located in the Yukon Territory; shares of publicly traded companies; exploration properties in Argentina; and income tax pools. The Viceroy Shares are listed and trade on the TSX, and have recently been trading near $0.50 per share.

Quest is a merchant banking company primarily involved in providing bridge loans to public and private companies. Quest's principal assets (held directly and through a number of subsidiary companies) consist of cash, loans receivable, and marketable securities. The Quest Class A and Class B shares are listed on the TSX, and both classes have recently been trading near $1.35 per share.

Avatar was involved in mineral exploration in Ecuador and in 2001 disposed of all its mining and oil interest in 2001. Avatar's principal assets consist of working capital, primarily cash and cash equivalents, and a TSX Venture listing. The Avatar Shares are listed on the TSX Venture and have recently been trading near $0.35 per share.

Arapaho-Sub is a wholly-owned subsidiary of Arapaho, and its assets consist of working capital, and the present value of the expected net earnings. Arapaho-Sub's principal business activity is providing consulting, management and administrative services to various companies.

The post-consolidation fully-diluted net asset values, net asset value per shares, and indicated exchange ratios (assuming that only in-the-money options and warrants are exercised) are set out below:

Post-Consolidation:	Viceroy	Quest	Avatar	Arapaho-Sub
Net Asset Values ('000's)	$41,466	$32,070	$6,679	$990
Shares–Fully Diluted ('000's)	37,357	28,893	21,232	N/A
Net Asset Values/Share:	$1.110	$1.110	$0.315	N/A
Indicated Exchange Ratios:	1.00	1.00	0.283	

Arapaho, as the sole shareholder of Arapaho-Sub should receive 2.387% of net asset value of Viceroy or 891,666 Mergeco Class A Shares.

The indicated exchange ratios, based on the approximate share trading price of the Companies for the two month period prior to the announcement of the Arrangement on March 4, 2003, are set out below:

Post-Consolidation:	Viceroy	Quest	Avatar
Share Trading Prices(pre-consolidation)[1]:	$0.36	$1.20	$0.35
Indicated Exchange Ratios:	1.00	1.11	0.32

(1) Viceroy's share price has been adjusted to reflect the fair market value of the assets being distributed to its shareholders.

Based on the indicated exchange ratios, it is Glanville's opinion that it would be fair to Viceroy Shareholders if 1.06 shares of Mergeco (average of 1.00 and 1.11) were to be exchanged for each Quest Class A and Class B Share, and 0.3033 shares of Mergeco (average of 0.2833 and 0.3233) were to be exchanged for each Avatar Share. In addition, shares of Mergeco should be issued to Arapaho such that the Arapaho would hold approximately 2.387 % of the shares (or 891,667 shares) to be received by the existing Viceroy Shareholders. Since the Arrangement involves exchange ratios of 1.0514 shares of Mergeco (less than 1.06) for each Quest Class A and Quest Class B Share, 0.2825 shares of Mergeco (less than 0.3033) for each Avatar Share, and Arapaho receiving 2.312% (less than 2.387%) of the Mergeco Class A Shares (or 863,857 Mergeco Class A Share) that the existing Viceroy Shareholders will own in Mergeco, the proposed Arrangement would be fair to Viceroy Shareholders.

The Arrangement proposes that if Small Lot Shareholders would receive less than one Board Lot of any of Mergeco Class A Shares, Mergeco Class B Shares or SpinoutCos Shares, as the case may be, the Small Lot Shareholder would receive a cash payment of $1.10 per Mergeco Class A, $1.10 per Mergeco Class B Share, $0.50 per share of ViceroyEx, and $0.25 for each share of Spectrum unless the Small Lot Shareholder specifically elects to receive share certificates. Based on a review of net asset values, share trading histories, and proposed exchange ratios, Glanville is of the opinion that the foregoing cash payments would be fair, from a financial point of view, to the respective Small Lot Shareholder.

Based on the foregoing considerations, as well as others set out in this report, it is Glanville's opinion that the proposed transaction is fair, from a financial point of view, to Viceroy Shareholders. In reaching this opinion, Glanville has concluded that the value to an existing Viceroy Shareholder after the proposed transaction is completed would be equal to or greater than the value prior to the transaction. However, Glanville expresses no opinion as to the expected trading price of Mergeco Shares if the proposed transaction is completed. In addition, this fairness opinion does not constitute a recommendation to buy or sell Viceroy Shares.

Opinions relating to Quest and Arapaho

The following is a summary prepared by Semeniuk which, as noted above is qualified in its entirety by the full text of the Quest Opinion and the Arapaho Opinion. See above under "Fairness Opinions – General". All references to dollars in the Quest Opinion and the Arapaho Opinion are in Canadian dollars unless otherwise indicated.

Stephen W. Semeniuk, a CFA charter holder providing independent financial research and consulting services, was retained by the Board of Directors of Quest to provide an opinion on the fairness of the proposed Arrangement from a financial point of view, to Quest Class A and Class B shareholders and to the minority non-controlling shareholders of Quest. Arapaho is party to the Arrangement because Arapaho-Sub is a wholly owned subsidiary of Arapaho. Subsequently, Semeniuk was also engaged by the Board of Directors of Arapaho to provide an opinion on the fairness of the proposed Arrangement from a financial point of view to Arapaho Shareholders as a whole and to the minority shareholders of Arapaho.

Semeniuk has been providing independent financial research and consulting services since 1991. In this capacity and previously, while in the employ of several investment dealers, Semeniuk has prepared a wide variety of valuations and fairness opinions on mining properties, other assets and businesses as prescribed under various provincial securities regulations. These assignments have been undertaken for various clients in industry, government and members of the legal profession.

In the course of his engagement, Semeniuk reviewed the working papers, calculations and internal documentation prepared by the Companies with respect to the Arrangement and used by Companies in determining the respective exchange ratios amongst the merging companies. Semeniuk also referred to filings of the Companies available on SEDAR, as well as those of the other companies in which Quest and Viceroy, in particular, hold equity and financial interests.

The exchange ratios were established through negotiations amongst the Companies. The exchange ratios between Viceroy, Quest and Avatar were based on the individual net asset value (NAV) of each of these companies. These companies hold relatively liquid assets. The exception to the NAV approach was the case of Arapaho-Sub where the value of its business activities, as determined by the Companies, was based on the multiple of earnings approach plus book value. The Companies felt that the NAV approach to valuing Viceroy, Quest and Avatar was appropriate as Viceroy intends to carve out certain assets to form two separate companies. The majority ownership of these companies will be distributed to the respective shareholders of Viceroy.

For the most part, Semeniuk accepted the NAVs prepared by Viceroy, Quest, Avatar and their advisors and concentrated on the changes in certain value components subsequent to December 31, 2002. In the period from December 2002 to mid March 2003, significant price changes occurred in the price of gold, the value of the U.S. dollar and certain portfolio holdings of Quest and Viceroy. In addition, Quest and Viceroy entered into new merchant banking transactions.

Semeniuk also noted that the respective NAVs presented for Viceroy and Quest ignored certain time value elements. For Viceroy, values were included for the termination of mining operations and sale of bullion and used equipment that would be realised over a period of one-year or more.

As quite often is the case in portfolio settings, most of the variances and adjustments to the NAVs of Viceroy and Quest, subsequent to December 2002 were found to offset themselves as conditions changed and share prices fluctuated almost on a daily basis. The typical observed effect, supported by academic studies, is that the total variance of a portfolio is much less than the variances of individual holdings within the portfolio.

The net asset value, net asset value per share (partially-diluted assuming that only in-the-money options and warrants are exercised), and indicated exchange ratios are set out below:

	Viceroy	Quest	Avatar
Net Asset Value ('000's)	$41,100	$33,420	$8,640
Shares Partially Diluted	37,357,415*	28,892,872	27,819,146
Net Asset Value/Share	$1.1002	$1.1567	$0.3105
Exchange Ratios (Mergeco per Co. share)	1.0	1.0514	0.2825

* After reverse split

The exchange of Arapaho-Sub shares for shares of Mergeco was based on a multiple of earnings approach plus book value that in aggregate totaled $950,298.

The Arrangement will permit Viceroy, which has incurred significant losses to realise value from its accumulated past losses. Coincidentally, the Arrangement will enable Viceroy, Quest and Avatar, along with Arapaho and the shareholders of Viceroy, Quest and Avatar, to participate in the expansion of merchant banking services to emerging mining, resources and industrial companies. On completion of the Arrangement, Mergeco will continue to offer bridge loan financing and expects to maintain a small portfolio of securities, mostly of emerging companies which have or intend to use its services for raising additional debt and equity capital.

The Arrangement and Private Placement will result in a larger merchant banking company with net assets exceeding $90 million. The larger post Arrangement capital base of Mergeco will promote greater investment market visibility for the company and should improve the trading liquidity for the holdings of current shareholders of the merging companies. Also, the shareholders of the merging companies should benefit through the economies of scale inherent in a larger capital base as well as exposure to the broader range of business opportunities available to a merchant banker with greater financial capability.

Semeniuk also observed that the Arrangement will enable the merging companies to reduce their collective administrative and listing maintenance costs and to redeploy their assets with greater diversity. In theory this should spread risk exposure and improve the valuation of Mergeco relative to what the merging companies might have been able to achieve individually on a pre-Arrangement basis. Perhaps, most importantly, the Arrangement provides an increase in business scale without the dilution normally associated with major equity and/or debt capital infusions. That is, if the Companies had attempted to grow individually by means of external financing, the required issue of new equity would probably have taken place at discounts to the market prices and/or the NAVs of the Companies' shares. All of the above benefits have future value implications, which support the proposed Arrangement.

Based on the above information, observations and analyses conducted by Semeniuk, it is his considered opinion that the proposed exchange ratios under the Arrangement of 1.0514 Mergeco Class A or Class B shares for each 1.0 Quest Class A or Class B share, as the case may be, 0.2825 of a Mergeco A share for every 1.0 share of Avatar and a total of 863,857 Mergeco A shares for all outstanding shares of Arapaho-Sub is fair, from a financial point of view, to Quest Class A and Class B shareholders as a whole and to the minority non-controlling shareholders of Quest. Furthermore, it is Semeniuk's considered opinion that the proposed exchange of 863,857 Mergeco Class A shares for all outstanding shares of Arapaho-Sub is fair, from a financial point of view, to Arapaho shareholders as a whole and to the minority non-controlling shareholders of Arapaho.

Opinion Relating to Avatar

The following is a summary of the Avatar Opinion prepared by Stirling which, as noted above is qualified in its entirety by the full text of the Avatar Opinion. See above under "Fairness Opinions – General". All references to dollars in the Avatar Opinion are in Canadian dollars unless otherwise indicated.

This analysis was done by Stirling under an engagement with the Board of Directors of Avatar to consider the fairness from a financial point of view to all Avatar Shareholders, of a proposed transaction as described more fully in this Information Circular between Avatar, Viceroy, Quest, and Arapaho-Sub.

Stirling is a private investment banking firm located in Vancouver which raises private capital for public and private companies and also provides corporate advisory and acquisition services. The partners of Stirling have raised well over $200 million in senior and junior capital during the past ten years and individually have experience in mining, banking and venture capital and they are qualified to provide this opinion. Stirling has been providing independent financial consulting services since 1999.

Neither Stirling, nor any of its partners have any equity or other interest in any of the Companies and the fees to be earned under the engagement are not contingent in any way on the completion of the proposed transaction.

To perform its analysis, Stirling reviewed the annual reports and audited financial statements of all of Viceroy, Quest, Avatar and Arapaho for the years 2000 and 2001 as well as the quarterly unaudited financial statements and reports for March, June, September and December 2002 for each of the Companies. In addition, Stirling examined the financial information on each of the Companies in the respective Companies' publicly-traded share portfolios as available on SEDAR and from other sources, the loan documents for all of the loans in Quest's Loans Receivable portfolio and Glanville's analysis of the Castle Mountain, Brewery Creek, Argentinean and Australian mining properties as contained in his respective fairness opinion. Stirling has also interviewed the management of Quest, Viceroy and Avatar regarding the respective assets and liabilities of the Companies. Stirling was granted free access to the management groups of each of the Companies, was not impeded or influenced in any way by any of the management groups during the course of its investigations and received all of the information it requested from each of the Companies.

Stirling considered the various standard valuation methodologies in respect of its analysis. These are; i) Net Asset Value calculations; ii) historical share trading price reviews and iii) Net Present Value of future cash flow calculations. SMC has noted that the majority of the assets of the Companies are cash, marketable securities and short-term bridge loans. In addition, Stirling notes that the business of Quest, and to a growing degree of Viceroy, is merchant banking rather than mining operations where a Net Present Value methodology would have meaning. Therefore, Stirling has determined that the Net Asset Value calculations and historical share trading price data are the most appropriate methodologies for valuing the Companies and deriving a share exchange ratio. More specifically, Stirling believes that the historical share trading prices should be used as a check to the Net Asset Value calculations and therefore be given a relatively low weighting in the analysis.

With specific respect to the remaining operating mines and exploration properties held by Viceroy, Stirling has been specifically requested by the Independent Committee to rely on the opinions done by Glanville and Semeniuk with such minor amendments as are necessary. Stirling believes this is a reasonable approach as each of Glanville and Semeniuk are providing opinions to the Boards of Companies which are, in effect, in opposition to each other in this matter. Thus, a consideration of the average of the values assigned to each of these specific assets will represent a reasonable representation of their actual worth.

Lastly, in considering the cash, loans and public market portfolios of the Companies, SMC has considered that the existing business of Quest and the intended purpose of Mergeco is to operate as a merchant bank. The appropriate valuation methodology is to consider any discount that might be needed to achieve the desired liquidity of the specific asset. SMC has therefore applied a percentage discount to certain of the assets of the Companies, where deemed appropriate to account for a lack of liquidity or where there might be some impairment of assets.

Summary of Net Asset Values and Share Exchange Ratios

The following table provides a calculation of the share price exchange ratios that result from a comparison of the Net Asset Values of each of the merging Companies as calculated by SMC.

	Avatar	*Quest*	*Arapaho Sub*	*Viceroy*	*Totals*
Net Asset Value	$6,335,841	$28,604,862	$950,298	$39,850,000	$75,741,001
% of Total Net Asset Value	8.37%	37.77%	1.25%	52.61%	100%
New Total Number of Shares(1)					213,024,605
Number of Viceroy Shares to be issued(1)	17,830,159	80,459,394	2,662,807(2)	112,072,245	
Current Fully Diluted Number of Shares(3)	21,271,146	28,892,872	N/A	112,072,245	
Calculated Exchange Ratio(1)	.8382:1	2.78:1	N/A	1:1	
Proposed Exchange Ratio(1)	.8474:1	3.1542:1	N/A	1:1	

(1) Pre-consolidation of Viceroy.

(2) The number of Mergeco Shares to be issued to Arapaho for Arapaho-Sub has been fixed at 2,591,571 (pre-Consolidation) shares.

(3) Based on "in or at the money" options and warrants.

As the table shows, the proposed exchange ratio is slightly better than the calculated one.

In addition to the Net Asset Value analysis, Stirling has considered the following factors.

- Mergeco will have a total asset base of over $75 million of which $36.4 million is in highly liquid form (cash or marketable securities). This provides economies of scale for the prospective merchant banking business, which Avatar could not achieve with its more limited capital.

- The management team of Mergeco has a well-established set of policies and procedures for making the investments and loans that Avatar would not easily be able to reproduce.

- Mergeco will achieve certain management and expense efficiencies thereby improving the operating margins, which Avatar would be unable to do.

In further support of the fairness of the transaction to Avatar shareholders, a private placement of $10 million into Mergeco is proposed at $0.40 per Viceroy Share (pre-Consolidation) which is over a 10% premium to the net asset value upon completion of the Arrangement.

Based on the proposed exchange ratios as compared to the calculated exchange ratios and the other items noted above, Stirling is of the opinion that the proposed exchange ratio of .8474 (pre-Consolidation) shares of Viceroy for each share of Avatar, is fair to all Avatar shareholders.

PROCEDURE FOR EXCHANGE OF VICEROY, QUEST AND AVATAR SHARES

1. Important notice for Small Lot Shareholders

If a Shareholder would, upon the exchange of his Shares pursuant to the Arrangement, be entitled to receive less than: 100 Mergeco Class A Shares, 100 Mergeco Class B Shares, 500 ViceroyEx Shares or 500 SpectrumGold Shares (in each case a Small Lot), such Shareholder would, in respect of such Small Lot, be a Small Lot Shareholder.

A Small Lot Shareholder will only be entitled to receive a cash payment of (1) $1.10 per Mergeco Class A Share, (2) $1.10 per Mergeco Class B Share, (3) $0.50 per ViceroyEx Share or (4) $0.25 per SpectrumGold Share, as applicable, in exchange for his Shares, unless such he specifically elects **within thirty days of the Effective Date** to receive share certificates of Mergeco, ViceroyEx and SpectrumGold, as applicable, as described under "Procedure for Exchange for all Shareholders" below.

If a Small Lot Shareholder does not elect to receive share certificates as described above, such Shareholder shall cease to be a shareholder of Mergeco or any of the SpinOutCos on the 31st day following the Effective Date and will only be entitled to the applicable cash payment by complying with the procedure for exchange of share certificates set forth in the Plan of Arrangement. In such event, the Small Lot Shareholder shall be deemed to have disposed of his Small Lot on the Effective Date. See "Procedure for Exchange for Viceroy, Quest and Avatar Shareholders" below.

Due to the administrative costs of effecting exchanges, if a cash payment payable in respect of any of the Mergeco Shares, ViceroyEx Shares or SpectrumGold Shares would be less than $10, such payment will not be made.

2. Procedure for Exchange for Viceroy, Quest and Avatar Shareholders

(a) As soon as practicable after the Effective Date, the Depositary will forward, to each registered holder of Viceroy Shares, Quest Shares and Avatar Shares, a letter of transmittal and instructions for obtaining delivery of certificates, or cash in lieu thereof for Small Lot Shareholders, as appropriate.

(b) In order to receive share certificates pursuant to the Arrangement, former Shareholders of Viceroy, Quest and Avatar (who are not Small Lot Shareholders) must deliver to the Depositary **within six (6) years of the Effective Date** (i) their Former Share Certificates; (ii) a duly completed letter of transmittal and (iii) such other documents as the Depositary may require.

(c) In order to receive share certificates instead of a cash payment pursuant to the Arrangement, a Small Lot Shareholder must **elect** to receive applicable share certificates by delivering to the Depositary **within thirty (30) days of the Effective Date,** (i) his Former Share Certificates, (ii) a duly completed letter of transmittal specifying such election and (iii) such other documents as the Depositary may require. If such election is not duly made **within thirty (30) days of the Effective Date** by a Small Lot Shareholder, such Shareholder shall only be entitled to receive a cash payment by complying with the requirements in paragraph (d) below.

(d) In order for a Small Lot Shareholder to receive a cash payment pursuant to the Arrangement in exchange for his Shares, such Small Lot Shareholder must first deliver to the Depositary, **within six (6) years of the Effective Date,** (i) his Former Share

Certificates, (ii) a duly completed letter of transmittal and (iii) such other documents as the Depositary may require.

Mergeco will deposit funds with the Depositary sufficient to pay the cash payments to Small Lot Shareholders, which funds will be held in a trust account to be used to pay the cash payments. Upon expiry of six years from the Effective Date, all unused funds will be returned to Mergeco.

Certificates for the Mergeco Shares and, if applicable the ViceroyEx Shares or SpectrumGold Shares, issuable to a Former Shareholder who provides the appropriate documentation described above, shall be registered in such name or names and will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depositary of the required documents. The cash to be paid to a Small Lot Shareholder who does not elect to receive share certificates will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depositary of the required documents.

3. Cancellation of Rights after Six Years

If a Viceroy Shareholder, Quest Shareholder or Avatar Shareholder fails to deliver and surrender to the Depositary the Former Share Certificates together with a duly executed and completed letter of transmittal and other required documents, the certificates representing the Mergeco Shares, and if applicable SpinOutCos Shares, to which the Shareholder would otherwise have been entitled, or cash in lieu thereof for Small Lot Shareholders, will be held by the Depositary for a maximum of six (6) years from the Effective Date.

Upon the expiry of six (6) years from the Effective Date, each such Former Share Certificate shall cease to represent a right or claim of any kind or nature and the right of such holder of Viceroy Shares, Quest Shares or Avatar Shares to receive Mergeco Shares and, if applicable, SpinOutCos Shares, or cash in lieu thereof for Small Lot Shareholders, shall be deemed to be surrendered to Mergeco together with all dividends or distributions thereon declared or held for such holder.

4. Fractional Shares

No fractional Mergeco Shares or, if applicable, fractional SpinOutCos Shares will be issued to Viceroy Shareholders, Quest Shareholders or Avatar Shareholders. No cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

5. Arapaho Shareholders

Arapaho Shareholders will not receive Mergeco Shares pursuant to the Arrangement. Instead, each continuing Shareholder of Arapaho will have an indirect interest in the 863,857 Mergeco Class A Shares to be received by Arapaho in exchange for all of the shares of Arapaho-Sub which are currently owned by Arapaho.

The foregoing information is a summary only. For full details of procedures, see Article 5 "Certificates and Documentation" of the Plan of Arrangement attached as Schedule "J".

FEES AND EXPENSES

Each of the Companies, ViceroyEx and SpectrumGold will pay all of its own reasonable costs, fees and expenses incurred in connection with the Arrangement, subject to the provisions of the Arrangement Agreement in respect of the Break Fee Payment.

EFFECTIVE DATE OF ARRANGEMENT

If (1) the Arrangement Resolution is approved by the Viceroy Shareholders, Quest Shareholders, Avatar Shareholders and Arapaho Shareholders; (2) the Final Order of the Court is obtained approving the Arrangement; (3) the required TSX and TSX Venture approvals are obtained to the Arrangement and to the listing of the Mergeco Shares on the TSX; (4) every requirement of the Company Act relating to the Arrangement has been complied with; and (5) all other conditions disclosed under "Arrangement Agreement - Conditions to the Arrangement Becoming Effective" are met or waived, the Arrangement will become effective on the Effective Date.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached as Schedule "J", and incorporated by reference into this Information Circular. See also "Arrangement Agreement" below.

Notwithstanding the approval of the Arrangement Resolutions by Shareholders of the Companies, the directors of the Companies may abandon the Arrangement without further approval from their respective Shareholders. If a party, other than Viceroy and Quest, does not participate in the Arrangement, for whatever reason, the remaining parties may agree to complete the Arrangement as set out below under "Arrangement Agreement – Deletion of a Party".

ARRANGEMENT AGREEMENT

The Arrangement, which will be carried out pursuant to the Company Act, will be effected in accordance with the Arrangement Agreement. The steps of the Arrangement, as set out in the Arrangement Agreement, are summarized under "Particulars of Matters to be Acted Upon – The Arrangement".

The general description of the Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available for review by Shareholders, at the respective head offices of the Companies as shown on the notices of Meeting, during normal business hours prior to the Meetings.

GENERAL

The Companies entered into the Arrangement Agreement which is dated for reference as of May 15, 2003 which includes the Plan of Arrangement. The Plan of Arrangement is reproduced as Schedule "J" to this Information Circular.

In the Arrangement Agreement, the Companies provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs.

Under the Arrangement Agreement, each of the Companies has agreed to seek the approval of its Shareholders to the Arrangement. Under the Company Act, Viceroy, Quest, Avatar and Arapaho must obtain the requisite approvals of their Shareholders by Special Resolution. The Companies have agreed to use all reasonable commercial efforts to obtain all necessary Shareholder and regulatory approvals, including the approvals of the Court, to the Arrangement.

Until the Effective Date, the Companies have each agreed, among other things, to conduct their respective businesses in the ordinary course, consistent with existing practice, and not to incur any obligation, expenditures or liability, other than those relating to the maintenance of their corporate existence, the Arrangement and the Meetings, except with the written consent of the other parties.

TERMINATION

The Arrangement Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Arrangement Agreement, including: (a) by unanimous agreement; (b) automatically if the Final Order has not been obtained prior to the Termination Date, unless extended by agreement by the parties; (c) by any of the parties in respect of their participation in the event of any material adverse change in any of the other companies including if notices of dissent in respect of one of the Companies in excess of 2% of the outstanding shares are received; (d) if the conditions precedent are not met or waived by the Termination Date; or (e) by any of the parties if the requisite Shareholder approvals of the Arrangement is not received at the respective Meetings (provided that the directors of the other parties may resolve and agree to proceed with the Arrangement without Avatar or Arapaho if their Shareholders have failed to approve the Arrangement, without further approval of Shareholders of any of the continuing parties being required).

CONDITIONS TO THE ARRANGEMENT BECOMING EFFECTIVE

The respective obligations of the Companies and the SpinOutCos to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date, of a number of conditions precedent, certain of which may only be waived in accordance with the Arrangement Agreement. The conditions precedent are as follows:

(a) the Arrangement shall have been approved and adopted at the Meetings in accordance with the Interim Order;

(b) the Interim Order (obtained) and Final Order shall have been obtained from the Court on terms acceptable to each of the parties, hereto, acting reasonably and shall not have been set aside or modified in a manner unacceptable to any of the parties on appeal or otherwise;

(c) the Arrangement, as approved by the Interim Order and Final Order, shall be comprised of the transactions described in the Plan of Arrangement to be carried out as described in the Plan of Arrangement;

(d) each of the TSX and the TSX Venture shall have accepted the Arrangement; and the TSX shall have conditionally approved the listing thereon of the Mergeco Shares, subject to compliance with the usual requirements of the TSX;

(e) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, necessary or desirable for the completion of the transactions provided for in the Agreement and the Plan of Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(f) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Agreement or the Arrangement;

(g) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto, acting reasonably;

(h) the issue, exchanges and distribution of the Mergeco Shares, the Subcos Shares and the SpinOutCos Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit such Shares to be issued as fully paid and non-assessable and will be exempt from the registration requirements of the 1933 Act and, the registration and prospectus requirements of applicable securities laws in British Columbia and in each of the provinces and territories of Canada in which holders of Viceroy Shares, Quest Shares and Avatar Shares are resident, and in British Columbia in respect of Arapaho, provided that if such exemptions are not reasonably obtainable with respect to the distribution of the shares of ViceroyEx and SpectrumGold or either of them, the

Arrangement may be amended to delete the SpinOutCo party in respect of which such exemption is not obtainable and the Arrangement may proceed without the participation of the deleted SpinOutCo;

(i) dissent rights shall not have been exercised prior to the Effective Date by holders of Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares representing 2% or more of the Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares, as the case may be, outstanding at such time;

(j) no adverse material change shall have occurred in the business, affairs, financial condition or operations of any of the Companies or Arapaho-Sub which would have a material adverse affect on the business, assets, financial condition or results of operations of the subject party or parties and its or their subsidiaries, if any, taken as a whole (including changes that may arise in connection with the consolidation of financial statements to give effect to the Arrangement);

(k) opinions as to the fairness of the terms of the Arrangement from a financial point of view to the securityholders of the Companies shall have been delivered prior to the date of mailing of the Information Circular (which opinions have been received), and such opinions shall be with content and in form acceptable to the boards of directors of each of the Companies and shall not have been withdrawn prior to the Effective Date;

(l) each of the Companies shall have received confirmations of the advice of tax counsel as to the U.S. and Canadian tax consequences of the Arrangement as described in the Information Circular (which confirmations have been received);

(m) the Arrangement shall have been approved by the respective boards of directors of each of the Companies, the Subcos and the SpinOutCos (which approvals have been received);

(n) all necessary approvals of the Shareholders of the SpinOutCos and the Subcos shall have been received;

(o) at the Viceroy Meeting, the shareholders of Viceroy shall have approved the fixing of the number of directors at 10 and the election of the nominees set out in the Information Circular as directors of Viceroy;

(p) each of the Companies will have completed their respective due diligence reviews in connection with the transactions contemplated hereby; and

(q) this Agreement shall not have been previously terminated.

The obligation of each party to complete the Arrangement is subject to the further condition that the covenants of the other parties shall have been duly performed.

BREAK FEE PAYMENT

If a Company (the "**Non-Completing Party**") does not complete the Arrangement because it accepts an unsolicited Superior Proposal, as hereinafter defined, or as a result of the other parties terminating the Arrangement Agreement because of a breach by the Non-Completing Party in any material respect of any material obligation, representation or warranty under the Arrangement Agreement, the Non-Completing Party is required to pay, within ten business days of termination of the Arrangement Agreement, a break fee (the "**Break Fee**") to each of the other Companies. The Companies have agreed that the Break Fee represents a reasonable estimate of the expenses and costs incurred and to be incurred by each Company in connection with the Arrangement. A Company's failure to obtain the approval of its shareholders, applicable regulatory authorities, the Court or other third parties to the Arrangement after having taken all reasonable steps to attempt to obtain same or the exercise of dissent rights by its shareholders will not constitute a breach of the Arrangement Agreement.

A "Superior Proposal" means an unsolicited bona fide offer regarding a merger, takeover bid, sale of substantially all assets or similar fundamental transaction involving a party which the board of directors of that party considers, in good faith, to be clearly superior to the terms of the Arrangement and must be recommended to the party's shareholders in order that the board of directors may discharge its fiduciary obligations. Any good faith determination by the board of directors of a Superior Proposal shall only be made after consultation with qualified financial advisors and receipt by the board of directors of the party of an opinion of outside counsel or advice of outside counsel that is reflected in the minutes of the board of directors of the party to the effect that the failure to entertain and negotiate such a Superior Proposal or to furnish information concerning the party to a third party in connection therewith would be likely, in the particular circumstances, to result in a finding that the directors had breached their fiduciary duties under applicable law.

The following table sets out the Break Fee Payments payable by the Non-Completing Party to the other parties as described above:

	Amount Payable to Other Parties by Non-Completing Party				
Non-Completing Party	**Viceroy ($)**	**Quest ($)**	**Avatar ($)**	**Arapaho ($)**	**Total ($)**
Viceroy	-	150,000	50,000	50,000	250,000
Quest	200,000	-	50,000	50,000	300,000
Avatar	50,000	50,000	-	50,000	150,000
Arapaho	50,000	50,000	50,000	-	150,000

DELETION OF A PARTY

If one or more of the parties, other than Viceroy and Quest, does not participate in and complete the Arrangement, the remaining parties may proceed with the completion of the Arrangement without the non-participating party if all other conditions, terms, covenants, representations and warranties relevant to the remaining parties can be complied with. The remaining parties will not be required to seek further or new Shareholder approval of changes in the Arrangement arising from the non-participation of one or more of the parties provided that Shareholder approval of the Arrangement has been given at the relevant Meetings of the remaining parties.

AMENDMENT

At any time before the Effective Date, the Arrangement Agreement and the Arrangement may be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of their respective Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation contained therein or any document to be delivered pursuant to the Arrangement Agreement; or

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties;

but, notwithstanding the foregoing, certain terms of the Arrangement and the Arrangement including required Court, regulatory and shareholder approvals shall not be amended in any material respect without the approval of the Viceroy Shareholders, Quest Shareholders, Avatar Shareholders and Arapaho Shareholders, in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

CONSTATING DOCUMENTS OF VICEROY AND MERGECO

As part of the Arrangement Resolutions, Viceroy Shareholders will be approving Viceroy's Altered Memorandum, which is attached hereto as part of Schedule "J", and the Amended and Restated Articles, reflecting the consolidation, change of name and alterations of capital.

RIGHTS OF DISSENT TO THE ARRANGEMENT

The Interim Order provides that Viceroy Shareholders, Quest Shareholders, Avatar Shareholders and Arapaho Shareholders shall be granted rights of dissent with respect to the Arrangement on the same terms as set out in Section 207 of the Company Act.

The following summary of procedures is qualified in its entirety by reference to Section 207 of the Company Act in respect of the Arrangement Resolutions. A copy of Section 207 of the Company Act is attached as Schedule "M" to this Information Circular. A registered holder intending to exercise his right of dissent and appraisal should carefully comply with the provisions of these sections. Failure to comply with the provisions of these sections and to adhere to the strict procedures established therein may result in the loss of all rights thereunder.

A Viceroy Shareholder, Quest Shareholder, Avatar Shareholder or Arapaho Shareholder wishing to exercise the Dissent Right in respect of the Arrangement (a "**Dissenting Shareholder**") must give written notice of dissent (a "**Notice of Dissent**") to Viceroy, Quest, Avatar or Arapaho, as applicable, by delivering it to or mailing it by registered mail to:

(a) Viceroy's registered office at 900 – 570 Granville Street, Vancouver, B.C., V6C 3P1, in respect of Viceroy Shares;

(b) Quest's registered office at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 in respect of Quest Shares;

(c) Avatar 's registered office at Suite 1880 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia V6E 3P3 in respect of Avatar Shares; or

(d) Arapaho's registered office at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3 in respect of Arapaho Shares.

The Notice of Dissent must be received at the applicable registered office on or before 11:00 a.m. (Vancouver time) on June 17, 2003.

To be valid, a Notice of Dissent must:

(a) state that the Shareholder is exercising the Dissent Right; and

(b) specify the number of Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares in respect of which the Dissenting Shareholder is exercising the Dissent Right.

Any notice required to be given by Viceroy, Quest, Avatar or Arapaho, in connection with the exercise of the Dissent Right will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second business day after the day of mailing, or, if sent by telecopier or sent by other similar form of transmission, the first business day after the date of transmittal.

Upon receipt of a valid Notice of Dissent from a Dissenting Shareholder, Viceroy, Quest, Avatar or Arapaho, if proceeding with the Arrangement, will give the Dissenting Shareholder a notice of intention to act in respect of the matter or matters to which the Dissenting Shareholder has dissented (the "**Notice of Intention to Act**"). On receiving the Notice of Intention to Act, the Dissenting Shareholder is entitled to require Viceroy, Quest, Avatar or Arapaho, as the case may be, to purchase all of the Dissenting Shareholders' Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares, in respect of which the Notice of Dissent was given. To do so, the Dissenting Shareholder must exercise his, her or its Dissent Right by delivering, within 14 days after receipt of the Notice of Intention to Act, to the applicable registered office, a notice that the Dissenting Shareholder requires the applicable Company to purchase all of his, her or its shares referred to in his, her or its Notice of Dissent, together with certificates representing those shares.

The giving of a Notice of Dissent does not deprive a Registered Holder of the right to vote at the applicable Meeting. A vote against the Arrangement Resolution, or the execution or exercise of a proxy does not constitute a Notice of Dissent.

A Registered Holder of Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares is not entitled to exercise a Dissent Right with respect to such Shares if such Registered Holder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed an appointed proxyholder to vote) in favour of the Arrangement Resolution. A Dissenting Shareholder however may vote as a proxyholder for a Registered Holder of Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares whose proxy required an affirmative vote, without affecting his or her right to exercise the Dissent Right.

The price to be paid to a Dissenting Shareholder, who has complied with the Dissent Procedures (as described in the Plan of Arrangement - see Schedule "J") will be the fair value of the shares in respect of which the Dissent Right was exercised, as of the day before the date on which the applicable Arrangement Resolution was passed.

If the Arrangement becomes effective and Notices of Dissent are received by any of the Companies, Mergeco will determine the fair value of the Viceroy Shares, Quest Shares or Avatar Shares and make a written offer to pay the appropriate amount to a Dissenting Shareholder. If Notices of Dissent are received by Arapaho, Arapaho will determine the fair value of the Arapaho Shares and make a written offer to pay the appropriate amount to a Dissenting Shareholder. If such offer is not made or accepted within 30 days after the Effective Date, Mergeco or Arapaho, as the case may be, or a Dissenting Shareholder who properly exercises the Dissent Right, may apply to the Court to fix the fair value of such shares. On any such application to the Court,

(a) all Dissenting Shareholders whose Viceroy Shares, Quest Shares or Avatar Shares have not been purchased by Mergeco or whose Arapaho Shares have not been purchased by Arapaho, may be joined as parties and will be bound by the decision of the Court; and

(b) Mergeco or Arapaho, as the case may be, will notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholders' right to be heard in person or by counsel before the Court.

On any such application to the Court, the Court will fix a fair value for the Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares.

A Dissenting Shareholder who properly exercises the Dissent Right by strictly complying with all of the Dissent Procedures required to be complied with by a Dissenting Shareholder, will:

(a) be bound by the provisions of Article Three of the Plan of Arrangement;

(b) be deemed not to have participated in the Arrangement; and

(c) cease to have any rights as a Viceroy Shareholder, Quest Shareholder, Avatar Shareholder or Arapaho Shareholder other than the right to be paid by Mergeco, or by Arapaho in the case of an Arapaho Shareholder, the value of the applicable securities he, she or it holds in accordance with the Dissent Procedures.

A Dissenting Shareholder who seeks to exercise the Dissent Right but:

(a) for any reason does not properly fulfil each of the Dissent Procedures required to be completed by a Dissenting Shareholder; or

(b) subsequent to giving his, her or its Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will be issued such securities, or cash in lieu thereof in the case of Small Lot Shareholders, as he, she or it is entitled to receive under the Plan of Arrangement. **Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.**

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY VICEROY SECURITYHOLDERS, QUEST SECURITYHOLDERS, AVATAR SECURITYHOLDERS OR ARAPAHO SHAREHOLDERS. ACCORDINGLY, VICEROY SECURITYHOLDERS, QUEST SECURITYHOLDERS, AVATAR SECURITYHOLDERS AND ARAPAHO SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS FOR ADVICE WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT AND ANY EXERCISE BY THEM OF DISSENT RIGHTS. AN ADVANCED INCOME TAX RULING WILL NOT BE REQUESTED FROM THE CANADA CUSTOMS AND REVENUE AGENCY IN CONNECTION WITH THE ARRANGEMENT.

In the opinion of Thorsteinssons, special tax counsel to the Companies, the following general summary fairly describes the principal Canadian federal income tax consequences of the proposed reorganization of the Companies and the exercise of Dissent Rights as described herein. Except where expressly noted, the application of this commentary is limited to those Canadian resident Shareholders of Viceroy, Quest, Avatar and Arapaho who are individuals and whose shares, options or warrants of the Companies constitute capital property for the purposes of the *Income Tax Act* (Canada) (the "**ITA**").

The income tax consequences will not be the same for all shareholders but may vary depending on a number of factors, including, but not limited to, the jurisdiction of residence of the Shareholder, whether or not the shares or warrants held by the person will constitute capital property to them and the availability of losses for carry forward to the Shareholder.

This summary is based upon the current provisions of the ITA, the regulations thereunder in force on the date hereof (the "**Regulations**"), counsel's understanding of the current administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the ITA and

Regulations (the "**Tax Proposals**") publicly announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. If any Tax Proposals are not enacted as presently proposed or other relevant amendments to the ITA or Regulations come into force, the tax consequences may not be as described below in all cases.

The Viceroy Shares, Viceroy Options, Viceroy Warrants, Quest Class A and Class B Shares, Quest Options, Quest Warrants, Avatar Shares, Avatar Options, Avatar Warrants and Arapaho-Sub Shares will generally constitute "capital property" to a holder thereof, unless the Shareholder or warrant holder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such shares, options or warrants. Certain Shareholders resident in Canada whose Viceroy Shares, Quest Shares, Avatar Shares and Arapaho-Sub Shares might not otherwise qualify as "capital property" may be entitled to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the ITA. **Any person contemplating making a subsection 39(4) election should first consult his tax advisors as the making of such election will affect the income tax treatment of his disposition of other Canadian securities.**

If the shares, options or warrants do not constitute capital property to the holder thereof, the tax consequences discussed below will not apply to that person.

Arrangement

Distribution of ViceroyEx and SpectrumGold Shares

There should be no adverse Canadian income tax consequences to Viceroy Shareholders who receive shares of ViceroyEx or SpectrumGold, or cash in the case of Small Lot Shareholders who do not elect to receive SpinOutCos Shares, distributed by Viceroy in payment of a reduction of paid up capital of the Viceroy Shares, provided that the fair market value of the ViceroyEx or SpectrumGold Shares or the amount of cash, as the case may be, distributed does not exceed the amount by which the paid up capital of the Viceroy Shares is reduced on those distributions. In those circumstances, the ViceroyEx or SpectrumGold Shares or cash distributed should be received as a return of capital and constitute a non-taxable capital receipt. An amount equal to the fair market value of the ViceroyEx or SpectrumGold Shares or cash received by a Shareholder in respect of the reductions of the paid up capital of the Viceroy Shares will be deducted in computing the adjusted cost base of such Shareholder's Viceroy Shares. If the amount so deducted exceeds the Shareholder's adjusted cost base for his/her/its Viceroy Shares at the time the ViceroyEx or SpectrumGold Shares are or cash is distributed, the amount of such excess would be deemed to be a capital gain to such Shareholder from the deemed disposition of Viceroy Shares, one half of the amount of which would be included in income for Canadian residents in the year of distribution.

Share Exchange

Under the ITA, a holder of Quest Shares, Avatar Shares and Arapaho as the holder of Arapaho-Sub Shares (in each case "**Exchanged Shares**") who exchanges such Exchanged Shares for Mergeco Shares and who does not make an election under subsection 85(1) of the ITA, as described below, and who does not in his return of income for the taxation year in which the exchange occurs, include in his income any portion of the gain or loss otherwise determined as a result of this share exchange, will, pursuant to subsection 85.1(1) of the ITA, be deemed to have disposed of his Exchanged Shares for proceeds of disposition equal to the adjusted cost base of such Exchanged Shares. The adjusted cost base of the Mergeco Shares received in such circumstances will be equal to the adjusted cost base of the Exchanged Shares.

This income tax consequence however will not apply to any holder of Exchanged Shares who immediately before the exchange did not deal with Viceroy at arm's-length, or who does not deal at arm's-length with persons who controlled Viceroy or owned Viceroy Shares having a fair market value of more than 50% of all the outstanding Viceroy Shares, immediately after the exchange. A person to whom these circumstances apply may wish to effect his share exchange under subsection 85(1) of the ITA.

Mergeco will agree to give each holder of Exchanged Shares who exchanges such shares pursuant to the Arrangement the option of electing to effect the share exchange under subsection 85(1) of the ITA for proceeds of disposition equal to any amount chosen (the "**Elected Amount**") by such holder and Mergeco which is between the adjusted cost base of such shares to the transferor and the fair market value of such shares. Under subsection 85(1) of the ITA, a holder of Exchanged Shares will be precluded from electing an amount in respect of Exchanged Shares which exceeds the fair market value of such shares at the time of their exchange. If the adjusted cost base to the shareholder of Exchanged Shares exceeds the fair market value thereof at the time of the exchange, the holder of such Exchanged Shares will be able to avoid the application of subsection 85.1(1) of the ITA in respect of the exchange, (which, as described above, would result in him being deemed to have disposed of the Exchanged Shares for proceeds of disposition equal to the adjusted cost base thereof) by electing with Mergeco under subsection 85(1) of the ITA to effect the exchange of the Exchanged Shares for deemed proceeds equal to the fair market value of such Exchanged Shares.

The amount jointly elected by the holder of Exchanged Shares and Mergeco will become Mergeco's cost of the Exchanged Shares acquired and the holder's proceeds of disposition of the Exchanged Shares for the purposes of calculating any gain or loss for income tax purposes arising on the exchange.

A disposition of Exchanged Shares held as capital property will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition, exceed (or are exceeded by) the adjusted cost base of such shares to the holder of the Exchanged Shares. One half of such capital gain will be included in income of residents of Canada. Generally an allowable capital loss that is not deductible in the particular year may be carried back three years or carried forward indefinitely for deduction against net capital gains realized by the shareholder in past or future years.

Mergeco has agreed to make joint subsection 85(1) election with any holders of Exchanged Shares who advise Mergeco in writing within 90 days of completing the Arrangement of their desire to file the subject election. All holders of Exchanged Shares which elect to utilize subsection 85(1) of the ITA in respect of their exchange of Exchanged Shares pursuant to the Arrangement must ensure that the appropriate joint election forms (Form T2057) are completed and filed with the Canada Customs and Revenue Agency. **Therefore, it is imperative that Mergeco be advised in writing within 90 days of completing the Arrangement in order that the appropriate subsection 85(1) election forms can be prepared and completed by both Mergeco and the electing holder of the Exchange Shares and filed on a timely basis.**

Holders of Exchanged Shares will not be detrimentally affected, and may be beneficially affected, by electing to complete the exchange of their Exchanged Shares under subsection 85(1) as opposed to subsection 85.1(1) of the ITA. **Each Shareholder is advised to consult with his own tax advisor for guidance with respect to this matter.**

Optionholders and Warrantholders

Holders of Quest Options, Quest Warrants, Avatar Options or Avatar Warrants (the "**Exchanged Options or Warrants**") who receive Mergeco Options or Mergeco Warrants pursuant to the Arrangement will dispose of their Exchanged Options or Warrants for proceeds equal to the fair market value of the Mergeco Options or Mergeco Warrants received on the exchange. A disposition of Exchanged Options or Warrants held as capital property will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition, exceed (or are exceeded by) the adjusted cost base of such Exchanged Options or Warrants to the holder. One half of such capital gain will be included in income of residents of Canada. Generally allowable capital loss that is not deductible in the particular year may be carried back three years or carried forward indefinitely for deduction against net capital gains realized by the shareholder in past or future years.

As described under the heading "Mergeco — Options and Other Rights to Purchase Shares", it is intended that Mergeco Options or Warrants issued in exchange for Exchanged Options or Warrants will have a fair market value equal to the fair market value of the Exchanged Options or Warrants at the time of the exchange. In those circumstances, there should be no gain or loss on the exchange of the Exchanged Options or Warrants.

Dissenting Shareholders and Small Lot Shareholders

The consequences under the ITA to Shareholders who dissent from the Arrangement, as described under "Rights of Dissent to the Arrangement", or Small Lot Shareholders who do not elect to receive MergeCo Shares, as described under the heading "Procedure for Exchange of Viceroy, Quest and Avatar Shares" and who receive a payment for their Viceroy Shares, Quest Shares, Avatar Shares and Arapaho Shares, as the case may be, are discussed below.

The tax treatment of payments received as a result of the exercise of such dissent rights or payments made to Small Lot Shareholders will depend upon whether the purchaser of the subject shares is Mergeco or alternatively the Company which issued the subject shares. For dissenting Viceroy Shareholders or Arapaho Shareholders, payments received as a result of the exercise of such dissent rights will be treated as dividends for tax purposes since those payments will be made by the Company which issued the subject shares. Similarly, for Small Lot Shareholders of Viceroy, payments received for their Viceroy Shares in lieu of MergeCo Shares being issued to them will be treated as dividends for tax purposes.

Receipt by a Dissenting Shareholder or a Small Lot Shareholder of a cash payment from Mergeco equal to the fair value (excluding interest) of his Quest Shares or Avatar Shares in respect of which Dissent Rights are exercised or, in the case of a Small Lot Shareholder, in respect of which no election is made to receive MergeCo Shares, may be treated as proceeds of disposition of such Shares. To the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such Dissenting Shareholder's or Small Lot Shareholder's Quest Shares or Avatar Shares, as the case may be, the Dissenting Shareholder or Small Lot Shareholder will be regarded as having realized a capital gain (or capital loss) equal to the amount of such difference. One-half of the capital gain realized by an individual resident in Canada as a consequence of dissenting to the Arrangement must be included in the individual's income for the year in which the gain arises.

A Dissenting Shareholder or Small Lot Shareholder who is a non-resident of Canada will generally not be subject to tax under the ITA in respect of any capital gain realized by such shareholder, in respect of his Quest Shares or Avatar Shares, unless such shares constitute or are deemed to constitute "taxable Canadian property" to the Dissenting Shareholder or Small Lot Shareholder and such person is not entitled to relief pursuant to an applicable tax treaty. The Quest Shares or Avatar Shares will generally be taxable Canadian property if the holder used such shares in carrying on business in Canada, at any time in the 60 month period prior to the disposition of more than 50% of the fair market value of all of the properties held by Quest or Avatar was Canadian resource property, more than 50% of the fair market value of such shares is attributable to Canadian resource property, or more than 25% of the issued shares of Quest or Avatar belonged to the Dissenting Shareholder or Small Lot Shareholder, persons with whom the Dissenting Shareholder or Small Lot Shareholder did not deal at arm's-length or any combination thereof.

A Dissenting Shareholder or Small Lot Shareholder who does not reside in Canada, and for whom shares in respect of which Dissent Rights are exercised or shares in respect of which payment is made in the case of Small Lot Shareholders would constitute taxable Canadian property should consider the availability of any relief under an applicable tax treaty and consult their tax advisors in this regard.

The receipt by a Dissenting Shareholder or a Small Lot Shareholder of a cash payment equal to the fair market value of his Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares, as the case may be, from the Company that issues such shares would generally be treated as a dividend to a holder of such shares to the extent that such payment exceeds the paid up capital of such shares. (Such excess may possibly be treated as proceeds of disposition pursuant to subsection 55(2) of the ITA in the case of certain Canadian resident corporate dissenting shareholders.) The balance of the fair value paid (i.e., the amount equal to the paid up capital of the subject share) would be treated as proceeds of disposition of the Viceroy Shares, Quest Shares, Avatar Shares and Arapaho Shares, as the case may be for determining capital gains purposes. Consequently, such Dissenting Shareholders or Small Lot Shareholders would realize a capital gain (capital loss) to the extent that such proceeds of disposition of the share exceed (or are exceeded by) the Dissenting Shareholder's or Small Lot Shareholder's adjusted cost base of the share. A non-resident Dissenting Shareholder or Small Lot Shareholder will be subject to Canadian withholding tax at a general rate of 25% (subject to reduction by tax treaty) in respect of such deemed dividend. For individuals resident in the United States, the rate of withholding will generally be reduced to 15%.

Characterization of Shares Received

The characterization of the Mergeco Shares as capital property or as inventory to any particular Shareholder will be determined according to the rules ordinarily applicable to the characterization of shares of a corporation.

Generally, the disposition of Mergeco Shares held as capital property will result in a taxable capital gain (or an allowable capital loss) equal to one-half of the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base of the Mergeco Shareholder for that Mergeco Share. The disposition of a Mergeco Share which is not held as capital property will result in an income gain (or loss), the full amount of which is to be included in computing a Mergeco Shareholder's income.

Dividends

Any dividends received by a Shareholder on Mergeco Shares will be treated for tax purposes as dividends from a taxable Canadian corporation. Accordingly, where a dividend is received by an individual resident in Canada, the individual will be entitled to claim a federal dividend tax credit, equal to 16⅔% of the dividend. Where the dividend is received by a corporation resident in Canada, the dividend will normally be free of tax under Part I of the ITA but may be subject to refundable tax under Part IV of the ITA.

Interest on Funds Borrowed to Acquire Shares

A reasonable amount of interest paid or payable by a Shareholder on money borrowed to acquire Viceroy Shares, Quest Shares, Avatar Shares and Arapaho Shares will continue to be deductible in computing his income for purposes of the ITA following the Arrangement so long as the Shareholders continues to own the Mergeco Shares or Arapaho Shares, as the case may be, in respect of which borrowed funds were used to acquire shares exchanged therefor, to earn income from a business or property.

Minimum Tax on Individuals

The ITA provides for an alternative minimum income tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount under which certain items are not deductible or exempt. The full amount of capital gains (net of capital losses) is included in the adjusted taxable income amount for the purposes of the calculation of the alternative minimum tax. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years; however, this carry forward amount will only be creditable in a particular year to the extent that the individual's tax payable for the year, calculated without reference to the minimum tax provisions, exceeds tax payable under the minimum tax provisions for the year.

BECAUSE THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS, SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE ARRANGEMENT.

U.S. TAX CONSEQUENCES

THE DISCUSSION CONTAINED HEREIN IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF THE U.S. TAX CONSEQUENCES OF THE ARRANGEMENT AND SHOULD NOT BE INTERPRETED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. PERSON, AS HIS U.S. TAX CONSEQUENCES MAY VARY DEPENDING UPON HIS INDIVIDUAL CIRCUMSTANCES. EACH U.S. PERSON WHO IS A SHAREHOLDER SHOULD OBTAIN ADVICE FROM HIS OWN TAX ADVISOR AS TO THE U.S. TAX CONSEQUENCES AND ANY U.S. TAX REPORTING REQUIREMENT RESULTING FROM THE ARRANGEMENT.

Introduction

Contained below is a summary of the principal United States tax considerations of the Arrangement to "U.S. Persons" (as defined herein). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"), the regulations promulgated thereunder (the "**Regulations**"), proposed regulation promulgated under the Code ("**Proposed Regulations**"), the legislative history of various provisions of the Code, the Canada-United States Tax Convention of 1980 (the "**Treaty**"), judicial decisions, and rulings and pronouncements of the Internal Revenue Service (the "**Service**"). This summary is based upon the Code, Regulations, Proposed Regulations and the Treaty as now in effect and currently existing judicial decisions and pronouncements of the Service and does not take into account changes in the Code, Regulations, Proposed Regulations and Treaty and future judicial decisions and pronouncements, any of which may significantly affect the U.S. tax considerations to U.S. Persons who are shareholders of the Companies. For purposes of the discussion set forth below, the term "**U.S. Persons**" has the meaning set forth in Section 7701(a)(30) of the Code, and generally includes persons who are subject to U.S. income tax on their income regardless of source, and includes U.S. citizens who are residents of Canada.

No ruling has been received or requested from the Service concerning any matters discussed herein. In addition, no U.S. tax opinions have been requested or obtained with respect to matters discussed herein.

Distribution Of Shares Of ViceroyEx and SpectrumGold

Viceroy intends to distribute to its shareholders shares or cash in lieu thereof to Small Lot Shareholders of ViceroyEx and SpectrumGold as part of the Arrangement. For U.S. income tax purposes, these distributions will be treated as corporate distributions under Section 301 of the Code. The fair market value of the shares or cash distributed will be taxable as a dividend to the shareholders of Viceroy to the extent of Viceroy's current or accumulated earnings and profits. To the extent such distribution exceeds the current and accumulated earning and profits of Viceroy, such distribution will be treated as a return of capital to the receiving shareholder, and to the extent such distributions exceeds his cost basis in Viceroy stock, will be treated as capital gains.

Currently, Viceroy does not anticipate that it will have current or accumulated earnings and profits. As a result, the distribution of the ViceroyEx and SpectrumGold shares or cash in lieu thereof to Small Lot Shareholders will not be taxed as a dividend to the Viceroy shareholders.

Qualifications As A Reorganization Under Section 368

Section 368 of the Code describes certain corporate transactions which qualify as a "**reorganization**" under the U.S. income tax laws. Qualification as a reorganization normally results in tax free treatment to the shareholders exchanging their shares for shares of another corporation that is a party to the reorganization. Section 368(a)(1)(C) of the Code provides that the acquisition of the assets of one corporation, in exchange for the voting stock of another corporation, qualifies as a reorganization under Section 368 of the Code.

While there is no certainty, the acquisition by Mergeco of the shares of Quest in exchange for shares of Mergeco, followed by the liquidation of Quest into Mergeco, should qualify as a reorganization under Section 368(a)(1)(C) of the Code. Assuming the acquisition of Quest pursuant to the Arrangement qualifies as a tax free reorganization, and subject to the discussion contained below, U.S. persons owning shares of Quest should not be required to recognize gain or loss on the exchange of Quest Shares for Mergeco Shares.

U.S. Persons who are shareholders of Quest and who exchange shares in the Arrangement will be required to comply with certain reporting requirements and will be required to retain certain records in connection with the Arrangement pursuant to Treasury Regulation 1.368-3.

The acquisition of the shares of Avatar by Mergeco pursuant to the Arrangement does not qualify as a reorganization because it fails to satisfy the continuity of business enterprises requirement set forth in the Regulations. As a result, U.S. Persons owning shares of Avatar will be required to recognize gain or loss on the exchange of Avatar shares for Mergeco shares pursuant to the Arrangement.

Shareholders of Quest, Viceroy and Avatar that exercise their dissenters rights and receive cash instead of shares of Mergeco, and shareholders of Arapaho that exercise their dissenters rights and receive cash, will recognize gain or loss to the extent of the difference between the basis of their shares and the cash they receive. Similarly, Small Lot Shareholders of Viceroy, Quest and Avatar who receive cash instead of shares of Mergeco will recognize gain or loss to the extent of the difference between the basis of their shares and the cash they receive. See the discussions under the heading "Dissenting Shareholders" and "Procedure for Exchange of Viceroy, Quest and Avatar Shares."

Section 367 Of The Code

Section 367 of the Code imposes certain conditions for U.S. Persons to obtain the non-recognition treatment otherwise applicable to shareholders on the transfer of stock of a foreign corporation to another foreign corporation. Specifically, Section 367 of the Code provides that any U.S. Person who owns, directly or indirectly, over 5% of the stock (by vote or value) of Mergeco immediately after the Arrangement and fails to enter into a gain recognition agreement with the Internal Revenue Service is required to recognize gain on the Arrangement. Gain is required to be recognized by a U.S. Person in these circumstances even if such gain is not otherwise required to be recognized because the Arrangement qualifies as a reorganization, as described above. In addition, U.S. Persons who are not 5% shareholders, as described above, may be required to satisfy certain reporting requirements imposed by the Regulations promulgated under Section 367 of the Code.

PFIC Rules

(a) In General

The U.S. tax law contains rules which classify certain foreign corporations as passive foreign investment companies ("**PFIC**"). These rules were intended to prevent U.S. Persons from being able to invest in foreign mutual funds and defer, until repatriation, the U.S. income tax that would normally be due currently on the income of such mutual funds. To achieve this goal, the PFIC rules provide that distributions from a foreign corporation that is classified as a PFIC are treated for U.S. tax purposes as having been made during the entire period of the U.S. Person's stock ownership. Consistent with this treatment, distributions from a PFIC are taxed at the highest ordinary income rates applicable in the year in which stock distributions are treated as having been made and the amount of such tax is increased by deemed interest on the portion of the distribution that is treated as having been made in a prior period.

(b) Status as PFIC

A foreign corporation generally will be classified as a PFIC if either (a) 75% or more of its gross income for the taxable year is "passive" income or (b) 50% or more of its assets held during the taxable year produce passive income or are held for the production of passive income. Quest was classified as a PFIC during the taxable year prior to the Arrangement and Mergeco believes that it will be a PFIC in year of the Arrangement.

(c) Impact of PFIC Rules

The impact of the PFIC rules on a U.S. Person depends on whether the U.S. Person has elected to treat the Company in which he is a shareholder as a qualified electing fund under Section 1295 of the Code ("**QEF Election**"). To be timely, the QEF Election must be made for the tax year that is the first year of the U.S. Person's holding period in which the Company of which he is a shareholder qualifies as a PFIC (a "QEF Election"). A U.S. Person who made a timely QEF Election is hereinafter referred to as an "**Electing Shareholder**" and a U.S. Person who did not make a timely QEF Election is hereinafter referred to as a "**Non-Electing Shareholder**". The impact of the PFIC rules on a U.S. Person may also vary depending on whether the U.S. Holder made a mark to market election under Section 1296 of the Code. See the discussion under the heading "Mark to Market Election" set forth below.

U.S. Persons who have not made a QEF Election may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions), a QEF Election and a "deemed sale election" to recognize, under the rules of Section 1291 of the Code, any gain that he would otherwise recognize if the U.S. Person sold his stock on the "qualification date". The qualification date is the first day that a Company qualified as a "qualified electing fund" with respect to such U.S. Person.

Shareholders of Viceroy, Quest and Avatar who become shareholders of Mergeco should consult with their U. S. tax advisors to determine if it is advisable to become Electing Shareholders of Mergeco.

(d) Electing Shareholders

The Proposed Regulations provide that an Electing Shareholder does not recognize gain in a transaction which otherwise qualifies for tax free treatment as a reorganization. Thus, the PFIC rules should not result in gain recognition to a U.S. Person who is an Electing Shareholder of Quest with respect to the Arrangement, as long as the Arrangement otherwise qualifies for tax free treatment.

(e) Non-Electing Shareholder

The Proposed Regulations provide that a Non-Electing Shareholder is not required to recognize gain in a transaction which otherwise qualifies as a tax free reorganization where the Non-Electing Shareholder receives in exchange stock of another corporation that is classified as a PFIC for the taxable year following the transfer. This non-recognition treatment is qualified upon the non-electing shareholders satisfying certain reporting requirements contained in the Proposed Regulations.

It is expected that Mergeco will be classified as a PFIC for the year of the Arrangement. There can be, however, no assurances that unanticipated events will not occur which would cause Mergeco not to be classified as a PFIC.

If Mergeco is not classified as a PFIC for its taxable year following the Arrangement, Proposed Regulations require a Non-Electing Shareholder of Quest to recognize gain (but not loss) as a result of the Arrangement, regardless of whether the Arrangement qualifies as a tax free reorganization. Gain is recognized equal to the difference between (i) the fair market value of Mergeco shares received by a U.S. Person pursuant to the Arrangement and (ii) the adjusted tax basis of such U.S. Holder in his shares exchanged therefor. The gain realized will (i) be allocated pro rata over a Non-Electing Shareholder's holding period, (ii) be subject to tax at the highest rate applicable to ordinary income in such years; and (iii) the tax due will be increased by a deemed interest charge on the tax which is treated as having been deferred.

(f) Mark to Market Election

U.S. Persons who own marketable stock of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "**mark-to-market election**"). If such an election is timely made, such U.S. Person will generally be treated as an Electing Shareholder and will not be subject to the special taxation rules of Section 1291 discussed above. To the extent the mark-to-market election is made by a Non-Electing U.S. Person after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the PFIC stock.

(g) Status of Proposed Regulations

The Proposed Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. The discussion set forth above is based on the Proposed Regulations in their current form. However, the Proposed Regulations have not yet been adopted in final form and may never be adopted, or may be substantially changed prior to their adoption.

The PFIC rules are complex and subject to interpretation. Due to the complexity of the PFIC rules, U.S. Persons owning shares in the Companies are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Companies and Mergeco and the consequences and reporting requirements resulting from the Arrangement. In addition, U.S. Persons should consult with their tax advisors regarding the elections that are available to them, including, without limitation, a QEF Election, a "deemed sale" election and "mark-to-market" election, and whether such elections are advantageous.

Dissenting Shareholders and Small Lot Shareholders

Dissenting shareholders and Small Lot Shareholders of Quest will recognize gain equal to the difference between the cash received and the adjusted tax basis of his shares. Under the PFIC rules discussed above, the gain recognized by Non-Electing Shareholders will (i) be allocated pro rata over a Non-Electing Shareholder's holding period, (ii) subject to tax the highest rates applicable to ordinary income in such period and (iii) the tax due will be increased by a deemed interest charge on the tax which is treated as having been deferred. On the other hand, the gain recognized by Electing Shareholders should be capital gain.

State Income Taxes

The discussion contained herein does not discuss the state income tax consequence to shareholders who are U.S. Persons and are resident in a state that imposed a state income tax. Such shareholders should seek the advice of their own tax counsel regarding the state income tax consequences and state income tax reporting requirements resulting from the Arrangement.

Uncertainty Regarding U.S. Tax Consequences

U.S. tax consequences of the Arrangement to U.S. Persons are dependent upon a number of provisions of the Code, the application and interpretation of which are subject to considerable uncertainty. With respect to a number of these provisions there is either no guidance or the guidance that is available is either incomplete or contradictory. Accordingly, notwithstanding the efforts of the Companies and their shareholders who are U.S. Persons to comply with applicable U.S. tax law, the federal income tax return of U.S. Persons who are shareholders may be audited and such shareholders may be required to file amended returns and may be subject to assessments by the Service for additional taxes, interest and penalties.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

Canadian Securities Laws and Resale of Securities

Current Status under Canadian Securities Laws

Viceroy is a "reporting issuer" (i.e. "public company") in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories. The Viceroy Shares are currently listed on the TSX.

Quest is a "reporting issuer" in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick. The Quest Shares are currently listed on the TSX.

Avatar is a "reporting issuer" in the Provinces of British Columbia and Alberta. The Avatar Shares are currently listed on the TSX Venture.

Arapaho is a "reporting issuer" in the Provinces of British Columbia and Alberta. The Arapaho Shares are currently listed on the TSX Venture.

Post Arrangement Status Under Canadian Securities Laws

Upon completion of the Arrangement, Mergeco, as the successor corporation to Viceroy, Quest and Avatar, will be a reporting issuer in all the Canadian jurisdictions in which Viceroy, Quest and Avatar are currently reporting issuers under Securities Legislation and the United States where Quest files reports and other information with the SEC and Mergeco (or, in certain cases, its insiders) will be obliged to comply with applicable Securities Legislation in all jurisdictions where it becomes a reporting issuer.

Upon completion of the Arrangement, if a SpinOutCo proceeds with the Arrangement, then the SpinOutCo will be reporting in the jurisdictions where Viceroy was a reporting issuer prior to the Arrangement and will (or in some cases their insiders will) be obliged to comply in those jurisdictions with the reporting requirements set out above.

Issuance and Resale of Arrangement Securities Under Canadian Securities Laws

Provinces and Territories Except Québec

The issuance of Mergeco Shares and, if applicable, SpinOutCos Shares, pursuant to the Arrangement will constitute distributions of securities which are exempt from the registration and prospectus requirements of Canadian securities legislation (except Quebec - see "Quebec" below). The Mergeco Shares and SpinOutCos Shares may be resold in each of the provinces and territories of Canada, except Québec (see "Québec" below), without significant restriction, provided the issuer has been a reporting issuer in a qualifying jurisdiction such as British Columbia for more than 12 months (Mergeco will be, and the SpinOutCos will be deemed to have been, reporting in British Columbia for more than 12 months), the holder is not a 'control person' as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

Québec

An application will be made forthwith after the date of this Information Circular to the QSC for an order under section 50 of the *Securities Act* (Québec) for (1) an exemption from prospectus requirements in connection with the issuances of Mergeco Securities and (2) an exemption from prospectus and resale requirements in connection with the exchanges of the SpinOutCos Shares. If such an order is granted by the QSC, Quebec Shareholders are expected to have no restrictions upon the resale of the Mergeco Shares and SpinOutCos Shares. See "General Proxy Information – The Quebec Exemption Application".

SpinOutCos Shares

There is currently no market through which the SpinOutCos Shares may be sold and, unless the SpinOutCos Shares are listed on a stock exchange, Viceroy Shareholders may not be able to resell the SpinOutCos Shares. Each holder is urged to consult such holder's professional advisers to determine the conditions and restrictions applicable to trades in the said shares. There may also be restrictions placed on resale of the shares by the stock exchanges. Resales of any such securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

U.S. Securities Laws and Resale of Securities

Current Status Under U.S. Securities Laws

Quest is a "foreign private issuer" under the Exchange Act and the Quest Class A Shares are registered under that Act. Accordingly, it is also subject to the information requirements of the Exchange Act which requires it to file Forms 20-F (annual reports) and other information (including all filings made with Canadian securities commissions) with the SEC in accordance with that Act. None of the other Companies are subject to the information requirements of the Exchange Act.

Post Arrangement Status Under U.S. Securities Laws

Upon completion of the Arrangement, the Mergeco Class A Shares will be deemed to be registered under the Exchange Act by virtue of Mergeco being the successor to Quest, whose Quest Class A Shares are currently registered under the Exchange Act. Under the Exchange Act, Mergeco will be a "foreign private issuer" as a majority of its directors and officers will be Canadian residents, a majority of its assets will be in Canada and its business will be administered in Canada. As a foreign private issuer, Mergeco will be subject to information requirements of the Exchange Act which will require it to file Forms 20-F (annual reports) and other information (including all filings made with the Canadian securities commissions) with the SEC. As a "foreign private issuer", Mergeco will not be subject to the proxy solicitation or insider reporting requirements of the Exchange Act.

Issuance and Resale of Arrangement Securities Under U.S. Securities Laws

The issuance of the Mergeco Shares, the Mergeco Warrants and the Mergeco Options and, if appropriate, the SpinOutCos Shares to those Viceroy Securityholders, Quest Securityholders and Avatar

Securityholders who are residents of the United States or who are otherwise subject to the securities laws of the United States ("**U.S. Securityholders**") will be subject to U.S. securities laws, including the U.S. Securities Act. In addition, the resale of the Mergeco Shares and, if appropriate, the SpinOutCos Shares by any U.S. Securityholder and the resale of Mergeco Class A Shares issuable upon exercise of the Mergeco Warrants and the Mergeco Options will be subject to U.S. securities laws, including the U.S. Securities Act. The following discussion is a general overview of certain requirements of U.S. securities laws applicable to U.S. Securityholders. **All U.S. Securityholders are urged to consult with legal counsel to ensure that the resale of Mergeco Shares and, if appropriate, the SpinOutCos Shares, issued to them under the Arrangement or the Mergeco Class A Shares issuable upon exercise of the Mergeco Warrants and the Mergeco Options complies with applicable securities legislation.**

The following discussion does not address the Canadian securities laws that will apply to the issue of the Mergeco Shares, the Mergeco Warrants and the Mergeco Options and, if applicable the SpinOutCos Shares, or the resale of the Mergeco Shares and, if appropriate the SpinOutCos Shares, by U.S. Securityholders within Canada. U.S. Securityholders reselling their Mergeco Shares and, if appropriate the SpinOutCos Shares, in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

If the Arrangement is completed, the Mergeco Shares, the Mergeco Options and the Mergeco Warrants and, if appropriate the SpinOutCos Shares, will be considered exempted securities under section 3(a)(10) of the U.S. Securities Act and applicable state securities laws. Accordingly, the issuance of these securities will not require registration under the U.S. Securities Act or such state securities laws.

Resales of Securities within the United States after the Completion of the Arrangement

The following discussion is limited to the resale of Mergeco Shares and, if appropriate the SpinOutCos Shares, within the United States. U.S. Securityholders may also resell their shares in limited circumstances outside of the United States in accordance with Regulation S of the U.S. Securities Act. The availability of Regulation S for non-United States resales is discussed below under "Resales of Securities Pursuant to Regulation S".

U.S. Securityholders are cautioned that the following discussion relates only to the Mergeco Shares and, if appropriate the SpinOutCos Shares, to be issued on completion of the Arrangement. Any Mergeco Class A Shares issued on exercise of the Mergeco Options and the Mergeco Warrants will be "restricted securities" under the U.S. Securities Act and may not be resold without registration or an exemption from registration. The discussion does not address the resale of the Mergeco Warrants and the Mergeco Options as these securities are non-transferable by their terms.

The ability of a U.S. Securityholder to resell the securities issued to them on completion of the Arrangement within the United States will depend on their status as an "affiliate" of Viceroy, Quest, or Avatar prior to the completion of the Arrangement and their status as an "affiliate" of Mergeco after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its "affiliates". The resale rules applicable to the U.S. Securityholders of Viceroy, Quest and Avatar are summarized below.

A. Non-Affiliates Before and After the Arrangement

U.S. Securityholders who are not affiliates of Viceroy, Quest and Avatar prior to the Arrangement and who will not be affiliates of Mergeco or, if appropriate, ViceroyEx and SpectrumGold, after the

Arrangement may resell the Mergeco Shares issued to them upon closing of the Arrangement in the United States without restriction or registration under the U.S. Securities Act.

B. Affiliates Before the Arrangement and Non-Affiliates After the Arrangement

U.S. Securityholders who are affiliates of Viceroy, Quest and Avatar prior to the Arrangement but will not be affiliates of Mergeco or, if appropriate any SpinOutCo, after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to the Mergeco Shares or any SpinOutCos Shares issued upon closing of the Arrangement. These securityholders will not be able to resell their Mergeco Shares and SpinOutCos Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available. These securityholders will be entitled to resell their Mergeco Shares and SpinOutCos Shares in reliance of the exemptions from the registration requirements of the U.S. Securities Act provided by any of Rule 145(d)(1), (2) or (3) of the U.S. Securities Act.

Rule 145(d)(1) will permit resale of the Mergeco Shares and SpinOutCos Shares within the United States where the following provisions of Rule 144 of the U.S. Securities Act are complied with:

(i) current public information regarding Mergeco and the SpinOutCo is available, in accordance with Rule 144(c);

(ii) sales are completed within the volume limitations of Rule 144(e). These volume limitations allow an affiliate U.S. Securityholder to resell in the United States, during any three month period, that number of Mergeco Shares and SpinOutCos Shares that does not exceed the greater of one percent of the then outstanding securities of such class, or, if such securities are listed on a United States securities exchange or traded on NASDAQ, the average weekly trading volume of such securities during the four week period preceding the date of sale; and

(iii) sales are completed in brokers' transactions in accordance with Rule 144(f) and (g).

Rule 145(d)(2) will permit resale of Mergeco Shares and the SpinOutCos Shares where a period of one year has elapsed since the date of completion of the Arrangement, provided current public information regarding Mergeco is available, in accordance with Rule 144(c).

Rule 145(d)(3) will permit resale of Mergeco Shares and the SpinOutCos Shares where a period of two years has elapsed since the date of completion of the Arrangement, provided the U.S. Securityholder is not and has not been an affiliate of Mergeco or a SpinOutCo, as appropriate during the three months prior to resale.

A U.S. Securityholder who is an affiliate of ViceroyEx and SpectrumGold after the Arrangement but is not an affiliate of Mergeco after completion of the Arrangement may resell the Mergeco Shares issued to them upon closing of the Arrangement in the United States without restriction or registration under the U.S. Securities Act.

C. Affiliates Before the Arrangement and Affiliates After the Arrangement

U.S. Securityholders who are affiliates of Viceroy, Quest or Avatar prior to the Arrangement and who will be affiliates of Mergeco or, if applicable any SpinOutCo after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to Mergeco Shares or SpinOutCos Shares issued upon closing of the Arrangement. These affiliate U.S. Securityholders will not be able to resell their Mergeco Shares or SpinOutCos Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available. Affiliate U.S. Securityholders will be entitled to rely on Rule 145(d)(1), as summarized above, as an available exemption from the registration requirements for the Mergeco Shares and, if applicable, SpinOutCos Shares where the conditions of resale imposed by Rule 145(d)(1) are met.

Resales of Securities Pursuant to Regulation S

U.S. Securityholders receiving Mergeco Shares or SpinOutCos Shares on completion of the Arrangement may, under the U.S. Securities Act, resell their Mergeco Shares or SpinOutCos Shares in an "offshore transaction" in accordance with Regulation S of the U.S. Securities Act provided the conditions imposed by Rule 904 of Regulation S for offshore resales are satisfied. An "offshore transaction" includes a transaction executed using the facilities of the TSX or the TSX Venture, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller's behalf knows the transaction has been pre-arranged with a buyer in the United States.

The conditions imposed by Regulation S will depend on whether the U.S. Securityholder is an affiliate of Mergeco, or if applicable, any SpinOutCo, upon completion of the Arrangement. These conditions are summarized below:

A. Non-Affiliates of Mergeco

U.S. Securityholders who are not affiliates of Mergeco or, if applicable, any SpinOutCo, after completion of the Arrangement will be entitled to resell their Mergeco Shares or SpinOutCos Shares in transactions that are "offshore transactions" provided neither the U.S. Securityholder nor any person acting on the U.S. Securityholder's behalf engages in "directed selling efforts" in the United States. "Directed selling efforts" are defined as "any activity undertaken for the purpose, or that could reasonably be expected to have the effect, of conditioning the market in the United States for any of the securities being offered in the resale transaction."

B. Affiliates of Mergeco

The offshore resale provisions of Rule 904 of Regulation S are also available to affiliates of Mergeco and, if applicable, any SpinOutCo, upon completion of the Arrangement, provided the U.S. Securityholder is an affiliate of Mergeco or, if applicable, any SpinOutCo, solely by virtue of their status as an officer or director of Mergeco, or any SpinOutCo. These affiliate U.S. Securityholders may sell their Mergeco Shares or SpinOutCos Shares by complying with the requirements for offshore resales by non-affiliates, subject to the additional condition that no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

The offshore resale provisions of Rule 904 of Regulation S are not available to U.S. Securityholders who are affiliates of Mergeco or, if applicable, any SpinOutCo, as a consequence of being a major shareholder (a shareholder who beneficially owns 10 percent or more of an issuer's shares) of Mergeco or, if applicable, any SpinOutCo.

C. Shares Issued on Exercise of the Mergeco Warrants and the Mergeco Options

U.S. Securityholders of Mergeco Warrants and Mergeco Options will be entitled to resell Mergeco Class A Shares acquired on exercise of Mergeco Warrants and Mergeco Options in reliance of the offshore resale rules of Rule 904 of Regulation S, as outlined above. As with resales of Mergeco Shares issued on completion of the Arrangement, the ability to resell Mergeco Class A Shares will depend on the status of the U.S. Securityholder as an affiliate of Mergeco. Mergeco Class A Shares resold in accordance with the offshore resale rules of Rule 904 of Regulation S will not be subject to the registration requirements of the U.S. Securities Act provided all conditions are met.

D. Mergeco's Listing on the TSX

The Viceroy Shares are currently listed on the TSX. It is a condition of the Arrangement that the Mergeco Shares be listed on the TSX. Accordingly, it is anticipated that U.S. Securityholders receiving Mergeco Shares will be eligible to effect sales of these shares through the facilities of the TSX and, if the SpinOutCos Shares become listed on a stock exchange in Canada, through the facilities of such exchange, as the case may be, pursuant to Rule 904 of Regulation S, subject to the requirements outlined above. U.S. Securityholders are cautioned that the resale requirements imposed by Canadian securities laws will continue to apply to any offshore resales effected through the TSX or other applicable stock exchange in Canada, as the case may be, in compliance with Rule 904 of Regulation S.

Status of Mergeco under the Exchange Act upon Completion of the Arrangement

The Mergeco Class A Shares will be deemed to be registered under the Exchange Act upon completion of the Arrangement by virtue of the successor rules of the Exchange Act. The successor rules apply due to the fact that Quest Class A Shares are currently registered under the Exchange Act. Mergeco will qualify as a "foreign private issuer" under the Exchange Act as a majority of Mergeco's officers and directors will be residents of Canada, the majority of Mergeco's assets will be located outside the United States and Mergeco's business will be administered in Canada. Mergeco will be subject to the ongoing reporting requirements imposed by the Exchange Act for foreign private issuers. These requirements include the filing of a Form 20-F annual report with the SEC. Mergeco will not be subject to certain other requirements of the Exchange Act due to its status as a foreign private issuer, including the proxy solicitation and insider reporting requirements imposed by the Exchange Act.

Mergeco intends to comply with the ongoing reporting requirements imposed by the Exchange Act on completion of the Arrangement. Compliance with these reporting requirements will enable the public information requirements imposed by Rule 144(c) of the U.S. Securities Act to be satisfied. As discussed above, the presence of adequate public information regarding Mergeco is a condition of resales for affiliate and former affiliate U.S. Securityholders under Rule 145(d)(1) and (2).

Status of ViceroyEx and SpectrumGold under the Exchange Act upon Completion of the Arrangement

The common shares of ViceroyEx and SpectrumGold will not be deemed to be registered under the Exchange Act upon completion of the Arrangement due to the fact that the Viceroy Shares are not currently registered under the Exchange Act.

Proxy Solicitation Requirements

The solicitation of proxies pursuant to the Information Circular is not subject to the requirements of section 14(a) of the Exchange Act, accordingly, this Information Circular has been prepared in accordance with the disclosure requirements of Canadian securities law. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the Exchange Act. The financial statements of Viceroy, Quest, Avatar and Arapaho and the *pro forma* financial statements of Mergeco and the SpinOutCos, included herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor independence standards, and may not be comparable in all respects to financial statements of United States companies.

THE MERGECO SHARES, MERGECO OPTIONS AND MERGECO WARRANTS TO BE EXCHANGED AND, IF APPLICABLE, VICEROYEX SHARES AND SPECTRUMGOLD SHARES, TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE

COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

VICEROY RESOURCE CORPORATION

The following information is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of Viceroy. See "Mergeco" for pro forma business, financial and share capital information for Viceroy and the other merging companies post Arrangement and "ViceroyEx" and "SpectrumGold" for pro forma business, financing and share capital information for ViceroyEx and SpectrumGold post Arrangement.

NAME AND INCORPORATION

Viceroy was incorporated on October 27, 1980 under the name "Viceroy Petroleums Ltd.", pursuant to the laws of the Province of British Columbia. On April 6, 1984, Viceroy Petroleums Ltd. amalgamated with B & B Resource Inc., which was incorporated pursuant to the laws of the Province of British Columbia and held mining interests in the United States. The amalgamated company continued its operations as "Viceroy Resource Corporation".

Viceroy's head office, and the registered and records office, are located at Suite 900, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

Viceroy is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories, and its common shares have been listed for trading on the TSX since February 11, 1986.

INTERCORPORATE RELATIONSHIPS

The following chart illustrates inter-corporate relationships, the jurisdictions of incorporation and percentage of votes beneficially owned by or over which Viceroy exercises control or direction of each of companies in which Viceroy has a significant interest and are significant to Viceroy.


VICEROY RESOURCE CORPORATION
(British Columbia Company)
100%
VICEROY MINERALS CORPORATION
(British Columbia)
100%
VICEROY GOLD CORPORATION
(British Columbia)
100%
ORO BELLE RESOURCES CORPORATION
(British Columbia)
100% *
VICEROY AUSTRALIA PTY LTD
(Australia)
100%
Brewery Creek Property
(Yukon Territory)
75%
Castle Mountain Joint Venture
(California)
100%
MINERA DE ORO (BVI)
(BVI)
100% *
BOUNTY (VICTORIA) PTY LTD
(Australia)
100%
MINAS ARGENTINAS (BARBADOS) INC
(Barbados)
100%
Bounty Gold Mine
(Western Australia)
100%
MINAS ARGENTINAS SA
(Argentina)
100%
Gualcamayo, Salamanca, Las Flechas, Evelina, las Carachas, La Brea Projects

* Placed into Voluntary Administration

GENERAL DEVELOPMENT OF THE BUSINESS - THREE YEAR HISTORY

Viceroy is a natural resource holding company which activities include the acquisition, exploration, financing, development and operation of mineral properties and the financing of junior exploration companies and more recently bridge loans.

Viceroy's mineral properties include its 75% interest in the Castle Mountain Mine in California; 100% interest in the Brewery Creek Mine in the Yukon; 100% interest in the Bounty Mine in Western Australia (currently in administration); and 100% interest in the Gualcamayo Project in Argentina.

Castle Mountain Mine was a year round, open pit heap leach gold mine. Mining operations started in 1990 and ended in 2001. Since the cessation of mining, gold production has continued from the ongoing leaching of the ore on the pad. Reclamation and closure activities were initiated in 2001 and it is anticipated that these activities will be completed (with the exception of long term monitoring) by middle of 2005.

Brewery Creek Mine was a seasonally operated open pit heap leach gold mine. Mining operations started in 1995 and ended in early 2001. In 2002, heap leaching was completed and detoxification and drain-down of the heap commenced. Reclamation and closure activities have been ongoing since 2001.

Bounty Gold Mine was acquired in 1999 through a wholly owned subsidiary Viceroy Australia Pty Ltd. ("**VAPL**") from Forrestania Gold NL. The Bounty Gold Mine was owned and operated by Viceroy from October 1999 to June 2001, when Viceroy placed VAPL and its 100% interest in the Bounty Gold Mine into voluntary administration. In August 2001, Viceroy reached a settlement agreement with NM Rothschild & Sons (Australia) Ltd. ("**Rothschild**") and Macquarie Bank Limited ("**Macquarie**") relieving Viceroy of its obligations under the agreements which guaranteed certain borrowings and hedging arrangements relating to the Australian operations. In December 2002, a settlement was reached with the creditors of its Australian subsidiaries which relieves Viceroy from any further claims.

The Gualcamayo Project in Argentina has been explored by Viceroy directly and indirectly since the mid-1990's. The Gualcamayo Project is an advanced gold property containing a gold resource of 1.2 million ounces. In November 2002, Viceroy acquired the remaining 40% interest in the Gualcamayo Project for US$1,000,000. Viceroy has four other exploration projects in Argentina, and an extensive geological and geochemical database.

Viceroy has also conducted mineral exploration in Mexico and Canada over the last three years. In January 2000, Viceroy acquired the remaining 60% interest in the Paredones Amarillos Property ("**Paredones**"), gold project located in Baja California. In August 2002, Viceroy sold its 100% interest in Paredones for $3.0 million. In 2002, Viceroy also entered into option agreements to sell several of its mineral properties in British Columbia.

In 2002 Viceroy continued to make investments in junior exploration companies and more recently has expanded its business into merchant banking by providing bridge loans.

As part of the Arrangement and subject to certain conditions, Viceroy will exchange shares of Oro Belle, a 100% owned subsidiary that indirectly holds the Argentina properties and will have received at least $500,000 in cash prior to the completion of the Arrangement for ViceroyEx Shares and will distribute, on a pro rata basis, approximately 81% of the ViceroyEx Shares it receives to Viceroy Shareholders. Also as part of the Arrangement and subject to certain conditions, Viceroy will exchange shares of SpectrumSub, a company 50% owned by Viceroy, which will hold mineral exploration agreements in the Yukon and British Columbia and have received at least $1 million in cash prior to the completion of the Arrangement for SpectrumGold Shares and will distribute approximately 31% of such shares it receives to Viceroy Shareholders on a pro rata basis. On completion of the Arrangement, it is expected that Viceroy will hold approximately 19% of the shares of each of ViceroyEx and SpectrumGold, subject to adjustment as described herein.

See "Management Discussion and Analysis" for further discussion of Viceroy's significant investments. See "Mergeco" for information on the business to be conducted by Mergeco upon completion of the Arrangement. See "Viceroy Exploration Ltd." for further discussion of Viceroy's Argentina holdings. See "SpectrumGold Inc." for discussion of Viceroy's holdings in Canada.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable Canadian securities legislation save for pursuant to this Arrangement. Details of the Arrangement are provided under "The Arrangement". The future effect of the Arrangement on the operating results and financial position of Viceroy is not known to Viceroy, however, shareholders are invited to review the Mergeco Pro Forma Financial Statements attached as Schedule "G" hereto and Mergeco. See "The Arrangement - Fairness Opinions" for fairness opinions relating to Viceroy. See also "Insider Positions and Shareholdings" and "Interest of Management and Others in Material Transactions" for information.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Viceroy's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business, save that (1) completion of the Arrangement will have a material effect as Viceroy will operate as a merged company as disclosed under "Mergeco" and will have interests in the SpinOutCos as disclosed under "ViceroyEx" and "SpectrumGold" respectively, and (2) if the Arrangement does not complete, Viceroy will be dependent upon continued success from its mining and exploration assets, and the successful deployment of its working capital.

DESCRIPTION OF BUSINESS

General

Viceroy is a natural resource holding company actively involved in the acquisition, exploration, financing, development and operation of mineral properties. Viceroy currently operates the Castle Mountain Mine in California and the Brewery Creek Mine in the Yukon, and conducts mineral exploration in Argentina and Canada. Viceroy also invests in junior exploration groups. Viceroy has recently expanded its business into merchant banking where it has begun to deploy some of its working capital in asset backed bridge loans to individuals and corporations. The majority of the bridge loans are collateralized short-term loans, with maturities of 90 to 360 days, principal amounts ranging from $250,000 to $5,000,000, interest rate of approximately 1% per month, and include bonus fees.

Mineral Projects

<u>Castle Mountain Mine</u>

The Castle Mountain Property is located 105 kilometers south of Las Vegas, Nevada, near the eastern edge of the Mojave Desert in San Bernardino County, California. The property is owned by the Castle Mountain Venture ("**CMV**") which is owned 75% by Viceroy Gold Corporation ("**Viceroy Gold**") and 25% by MK Gold Company. The property consists of approximately 823 claims covering approximately 20 square miles. Most of the mining claims are subject to a production-based net smelter return royalty payment and other royalty payments, which include annual rental or advance royalty payments. The main access route to the property consists of a 30-kilometer gravel road maintained by CMV, which connects the mine site to Nevada State Highway164.

Viceroy Gold became the managing partner of the Castle Mountain Property in 1984 and entered into a joint venture with MK Gold Company in 1991 to develop and mine the Castle Mountain Property. Gold mining started in 1991 and ceased in 2001. Ore has been exploited from three pits producing to date approximately 1.2 million ounces of gold. Annual gold production was 56,139 ounces in 2002, 77,741 ounces in 2001, and 118,730 in 2000. Gold production is expected to continue through the first quarter of 2004. Reclamation and closure activities have been ongoing since the cessation of mining. It is anticipated that by the middle of 2005 CMV will have completed a majority of the reclamation and closure activities.

Brewery Creek Mine

The Brewery Creek Mine is located 55 kilometers due east of Dawson City, Yukon. The main access to Brewery Creek is by a gravel road that connects to the Dempster Highway. The property is owned by Viceroy Minerals Corporation ("**VMC**"). The property consists of 801 mineral quartz claims and fractions held under the provision of the Yukon Quartz Mining Act covering approximately 128 square kilometers. Ninety-three claims have been surveyed and converted to "Quartz Mining Leases", 76 of the mining leases expire in May 2016, 7 in May 2018 and 10 in August 2019. The property is subject to a US$10-US $40 per ounce sliding gold price royalty on the next 21,516 ounces of gold produced and a 5% net profits royalty.

Brewery Creek Mine is authorized under Type A Water License (Water License) to obtain and use up to 2,724 cubic meters of water per day from the Laura Creek and to deposit waste, as defined in VMC's water license application, into the catchment basins of Laura, Lucky and Pacific Creeks. The Water License subject to the restrictions and conditions contained in the Yukon Waters Act and the Regulations made thereunder expires December 31, 2006. A condition of the Water License is security in the amount of $8,060,000 be lodged. The Brewery Creek Mine has a Production License for the production of minerals pursuant to the Yukon Quartz Mining Act that expires December 31, 2006. The Brewery Creek Mine is also subject to a Socio-Economic Accord with Tr'on dek Hwech'in First Nation which provides that group with certain rights.

The Brewery Creek Mine was a seasonally operated open pit heap leach mine. Mining started in 1995 and ceased in 2001 with total production through 2001 of 278,000 ounces. There was no gold produced at Brewery Creek in 2002. Gold production for 2001 and 2000 was 18,542 ounces and 48,048 ounces, respectively. In 2002, drain down and detoxification of the leach pad commenced. Approximately one-third of the solution has been discharged and it is expected that discharge of the remaining solution will begin in the second quarter of 2003. The majority of the mine area reclamation activities related to re-vegetation of pits, dumps and mine site roads has been completed. It is anticipated that by the end of 2003 most of the remaining reclamation and closure activities will be completed.

See "SpectrumGold Inc." for additional information on Brewery Creek.

Gualcamayo Project, Argentina

See "ViceroyExploration Ltd." for discussion of the Gualcamayo project and Viceroy's other properties in Argentina.

PROPRIETARY PROTECTION

Viceroy does not own any patents, trademarks or other intellectual property.

STATED BUSINESS OBJECTIVES

See "Mergeco" for the stated Business Objectives of Mergeco, post-Arrangement. See "ViceroyExploration Ltd." and "SpectrumGold Inc." for exploration and development objectives.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Viceroy attached as Schedule "C" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

The following table sets forth selected unaudited quarterly financial information:

	Quarter Ended ($000's except per share data)			
	31-Dec- 2002	**30-Sept-2002**	**30-June-2002**	**31-Mar- 2002**
Revenue	2,532	6,578	6,324	6,271
Net Income (loss)	(1,008)	(4,262)	3,628	2,499
Net Income (Loss)/Share	(0.02)	(0.04)	0.04	0.03
Working Capital	16,496	19,423	13,773	8,494
Total Assets	50,344	51,722	60,975	57,320
Long-Term Liabilities	13,645	15,054	17,316	17,888
	Quarter Ended ($000's except per share data)			
	31-Dec- 2001	**30-Sept- 2001**	**30-June- 2001**	**31-Mar-2001**
Revenue	7,804	7,301	16,641	20,300
Net Income (loss)	1,708	714	(32,566)	(5,728)
Net Income (Loss)/Share	0.08	0.01	(0.56)	(0.10)
Working Capital	9,405	8,684	1,413	(6,559)
Total Assets	55,804	62,439	63,704	111,026
Long-Term Liabilities	21,449	22,797	22,665	22,692

The following table sets forth selected financial information derived from the audited financial statements of Viceroy for the fiscal years ended December 31, 2002, 2001 and 2000:

	Year Ended 31-Dec-2002 (000's) $	**Year Ended 31-Dec-2001 (000's) $**	**Year Ended 31-Dec-2000 (000's) $**
Revenue	21,705	52,046	114,230
Net Income (Loss)	857	(35,872)	(45,042)
Net Income (Loss) per share	0.01	(0.57)	(0.78)
Working Capital	16.496	9,405	6,193
Total Assets	50,344	55,804	120,423
Long-Term Liabilities	13,645	21,449	23,918
Cash Dividend	Nil	262	326

MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operations

2002 Compared to 2001 Results of Operations

Summary

Viceroy reported consolidated earnings of $0.8 million in 2002 ($0.01 per share) which includes a $16.8 million write-down to the carrying value of the Gualcamayo property. This write-down was partially offset by a $4.1 million reduction in the reclamation provision for Viceroy's North American mines, a $3.0 million gain on the sale of the Paredones Amarillos project and a $3.2 million realized foreign exchange gain from a capital distribution from a foreign subsidiary. This compares to a 2001 loss of $35.9 million ($0.57 per share) which includes a write-down and settlement of the Australian operations of $33.7 million.

Sales

Viceroy had sales of $21.7 million in 2002 compared to $52.1 million in 2001. The decline in sales is due to cessation of mining at Castle Mountain and the discontinuation of the Australian operations. Castle Mountain produced 42,104 ounces of gold attributable to Viceroy during its first full year of trickle down operations compared to 58,306 ounces of gold attributable to Viceroy in 2001. In 2002, heap leaching was completed and detoxification and drain down of the heap solution at Brewery Creek commenced. In 2001 gold produced from Brewery Creek was 18,542 ounces of gold and Bounty Mine contributed 42,120 ounces of gold.

Cost of Sales

Cost of sales was $7.7 million in 2002 compared to $47.9 million in 2001. The principal reason for the decline relates to cessation of mining at the Castle Mountain mine; completion of trickle down leaching at the Brewery Creek mine; and discontinuation of the Australian operations.

Depreciation and Depletion

Depreciation and depletion was $0.8 million in 2002 compared to $9.7 million in 2001. The decrease in 2002 is the result of the operating assets of Castle Mountain and Brewery Creek Mines being written down to their estimated recoverable value in 2001.

Other Expenses/(Income)

General and administrative expenses were $2.5 million in 2002 compared to $3.0 million in 2001. The decrease is due to a reduction in overhead costs as a result of corporate downsizing.

Total exploration expenditures for 2002 were $0.9 million compared to $1.9 million in 2001 of which $0.5 million was expensed as compared to $0.9 million in 2001. Exploration expenditures in 2002 relate to holding costs for properties in Argentina and Mexico.

Royalty payments were $0.8 million in 2002 as compared to $1.1 million in 2001. The reduction in 2002 is due to lower production.

Writedowns, Gains and Adjustments to Reclamation

During 2002, Viceroy wrote-down its carrying value of the Gualcamayo property by $16.8 million to its estimated net realizable value of $5.2 million. Partially offsetting this write-down was a realized a gain of $3.0 million on the sale of the Paredones Amarillos project; a $3.2 million realized foreign exchange gain from a reduction in its net investment in a foreign subsidiary and a $0.3 million gain on the sale of assets from its Brewery Creek and Castle Mountain mines. Furthermore, Viceroy has updated its closure plans and reduced the provision for reclamation and closure costs by $4.1 million.

In 2001, Viceroy realized a gain of $0.7 million on the sale of assets from the Brewery Creek and Castle Mountain mine.

Transfer of Investments and Write-down and Settlement of Australian Operation

In December, 2002, Viceroy executed amended Deeds of Company Arrangement ("**DOCA**") with the creditors of its Australian subsidiaries and has recorded a provision of $0.8 million. Under the terms of the DOCA, Viceroy paid $0.8 million in January 2003.

In 2001, Viceroy wrote-down its investment in its Australian subsidiaries by $17.6 million and reached a settlement on the corporate guarantees with Rothschild and Macquarie and recorded a provision of $16.2 million. Pursuant to the settlement arrangement with Viceroy transferred its position in NovaGold Resources Inc. in 2001 which resulted in a gain of $8.3 million.

2001 Compared to 2000 Results of Operations

Summary

Viceroy reported a consolidated loss of $35.9 million in 2001 ($0.57 per share in 2002) which includes a $33.7 million for the write-down and settlement of the Australian Operations. This compares to a 2000 net loss of $45.1 million ($0.78 per share), which included $24.2 million of write-downs.

Sales

Viceroy had sales of $52.1 million in 2001 compared to $114.2 million in 2000. The decline in sales is primarily due to placing the Bounty Mine into voluntary administration in the second quarter of 2001 and the completion of mining operations at Brewery Creek and Castle Mountain Mine in 2001.

Castle Mountain Mine produced 58,306 ounces of gold attributable to Viceroy in 2001 compared to 89,048 ounces of gold attributable to Viceroy in 2000. In 2001 seasonal mining at the Brewery Creek mine did not recommence and trickle-down operations continued which produced 18,542 ounces of gold compared to 48,048 ounces of gold in 2000. The Bounty Mine contributed 42,120 ounces of gold for the six months in 2001 compared to 126,366 ounces of gold produced for the full year in 2000.

During 2001, Viceroy recognized $4.8 million of deferred revenue compared to $7.6 million in 2000 from liquidation of the hedge positions in 1999.

Cost of Sales

Cost of sales was $47.9 million in 2001 compared to $97.0 million in 2000. The reduction is to due six months of operations for the Bounty Mine verses a full year in 2000.

During 2000, Viceroy reduced its estimate of gold in process to reflect the lower recovery rate at Brewery Creek Mine and reduced the carrying value of gold in process inventory which resulted in a $5.0 million charge to the cost of sales.

Depreciation and Depletion

Depreciation and depletion was $9.7 million in 2001 compared to $25.7 million in 2000. The decrease in 2001 is the result of the operating assets of the North American mines being written down to their estimated recoverable value in 2001.

Other Expenses/(Income)

General and administrative expenses were $3.0 million in 2001 compared to $4.5 million in 2000. The decrease is due to the restructuring and downsizing of corporate overhead costs.

Total exploration expenditures for 2001 were $1.9 million compared to $6.8 million in 2000 of which $0.9 million was expensed compared to $3.2 million in 2001. In 2001, Viceroy capitalized $1.0 million of holding costs for Gualcamayo and $0.9 million related to holding costs for Mexico and Australia. Significant expenditures in 2000 included $2.5 million for exploration at the Bounty Mine and $3.6 million of capitalized exploration at Gualcamayo.

Interest and financing charges on long-term debt was $0.7 million in 2001 compared to $1.5 million in 2000. The reduction is due to a partial year of interest payments and amortization of financing charges with respect to the debt associated with Bounty Mine compared to a full year in 2000.

Royalty payments were $1.1 million in 2001 compared to $2.3 million in 2000. The reduction in 2001 is due to lower production at the mines in Brewery Creek and Castle Mountain Mine and six months of production to Viceroy's account from the Bounty Mine.

Transfer of Investments and Write-down and Settlement of Australian Operation

In 2001, Viceroy wrote-down its investment in its Australian subsidiaries by $17.6 million and reached a settlement on the corporate guarantees with Rothschild and Macquarie and recorded a provision of $16.2 million. Pursuant to the settlement arrangement with Rothchild and Macquarie, Viceroy transferred its position in NovaGold Resources Inc. in 2001 resulting in a gain of $8.3 million.

Liquidity and Cash Resources

Operating Activities

Cash flow from operations in 2002 provided $8.9 million compared to $1.0 million in 2001. The improved cash flow was mainly due to higher gold prices and lower operating costs.

Financing Activities

In 2002, Viceroy received $2.5 million from a private placement and the exercise of stock options. In 2001, financing activities required $2.7 million for the repayment of capital leases associated with the equipment at Brewery Creek and $0.3 million for dividends.

Investing Activities

In 2002 investing activities required $3.4 million to increase appropriated and restricted cash, $1.5 million to acquire the remaining interest in Gualcamayo and $0.5 million of holding costs on the project. These expenditures were partially offset by proceeds from the sale of Paredones Amarillos project and mining equipment.

Investing activities in 2001 provided $3.2 million of proceeds from sale of equipment and $0.8 million from the sale of marketable securities. These proceeds were partially offset by $1.0 million of exploration and holding costs on Gualcamayo; $1.0 million of capital development at Bounty Mine; $0.2 million increase in appropriated and restricted cash.

Cash Resources and Liquidity

At December 31, 2002, Viceroy had working capital of $16.5 million and no long-term debt. Viceroy ended the year 2002 with cash and cash equivalents of $15.9 million compared to $6.1 million in 2001. In addition Viceroy had $9.8 million in appropriated cash set aside for reclamation obligations at Castle Mountain Mine and restricted cash of $8.2 for security deposits at Brewery Creek Mine.

Subsequent to the year end Viceroy has invested approximately $10.0 million in asset backed bridge loans and sold marketable securities for proceeds of $2.3 million.

DIVIDEND POLICY

Viceroy does not have a dividend policy.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Viceroy consists of 200,000,000 Viceroy Shares, being common shares without par value of which 106,207,245 Viceroy Shares are issued and outstanding and 15,000,000 Viceroy preferred shares (the "**Viceroy Preferred Shares**") without par value, of which no Preferred Shares are issued and outstanding, as at the date of this Information Circular.

Holders of Viceroy Shares are entitled to one vote per share at all meetings of Shareholders. Holders of Viceroy Shares are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Viceroy available for distribution to holders of Viceroy Shares in the event of liquidation, dissolution or winding-up of Viceroy. All Viceroy Shares rank *pari passu*, each with the other, as to all benefits which might accrue to the holders of Viceroy Shares.

Holders of the Viceroy Preferred Shares are entitled to one vote per Viceroy Preferred Share at all meetings of Viceroy Preferred Shareholders and, if so authorized, holders thereof may be entitled to one vote per Viceroy Preferred Share at all general meetings of Viceroy. Holders of Viceroy Preferred Shares are entitled to receive dividends as and when declared by the directors, in preference to dividends for Viceroy Shares. Viceroy Preferred Shares may be convertible to Shares if so determined by the directors by resolution prior to the issuance of the Viceroy Preferred Shares. The Viceroy Preferred Shares may be redeemed at any time in whole or in part on payment of the price paid for such Viceroy Preferred Shares. Holders of Viceroy Preferred Shares have the right to receive a pro rata share of the assets of Viceroy available for distribution to holders of Viceroy Preferred Shares in the event of liquidation, dissolution or winding-up of Viceroy in priority to the rights of holders of any other class of shares. All Viceroy Preferred Shares rank *pari passu*, each with the other, as to all benefits which might accrue to the holders of Viceroy Preferred Shares.

See "Mergeco – Authorized and Issued Capital"; "Mergeco – Share and Loan Capital" and "Mergeco – Consolidated Capitalization" for disclosure of the issued capital of Mergeco post-Consolidation.

SHARE AND LOAN CAPITAL

The following table sets forth the share and loan capital of Viceroy as at the dates specified therein. See "Mergeco - Share and Loan Capital" for particulars of the authorized and issued capital on completion of the Arrangement. The table should be read in conjunction with and is qualified in its entirety by the Viceroy Financial Statements appearing elsewhere in this Information Circular.

Description of Class	Authorized	Amount Outstanding as at December 31, 2002	Amount Outstanding as at April 30, 2003 (1)
Common	200,000,000	100,832,245	106,207,245
Preferred	15,000,000	Nil	Nil
Options	8.600,000	4,115,002	2,705,002
Warrants	N/A	8,000,000	3,875,000
Long term debt	-	$Nil	$Nil

(1) See "Mergeco – Share and Loan Capital" for information on the issued and authorized capital upon completion of the Private Placement and the Arrangement.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of Viceroy since the date of the comparative financial statements for the most recently completed financial year.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

Options

As at the date of this Information Circular, there are 2,705,002 outstanding options (901,667 post-Consolidation) to purchase or acquire Viceroy Shares. A total of 8,600,000 Viceroy Shares may be granted under Viceroy's current stock option plan, which following the Consolidation will be reduced to 2,866,666 shares. At the Viceroy Meeting, approval will be sought for the Viceroy 2003 Plan. The Viceroy 2003 Plan will be effective upon completion of the Arrangement or the Meeting Date if the Arrangement does not complete. See "Viceroy Annual General Meeting and Other Matters - Approval of Viceroy Option Resolution".

The following table sets out all options in Viceroy:

Optionees [1]	Number of Viceroy Shares Subject to Options	Exercise Price[2]	Market Value of Securities on the Date of Grant [3]	Number in the Group
Executive Officers and Past Executive Officers	1,300,000	300,000 @ $0.10 200,000 @ $0.25 80,000 @ $0.29 640,000 @ $0.27 40,000 @ $0.60 40,000 @ $0.63	$0.10 $0.25 $0.29 $0.27 $0.60 $0.63	4
Directors and Past Directors	1,177,000	500,000 @ $0.10 50,000 @ $0.25 120,000 @ $0.29 200,000 @ $0.60 240,000 @ $1.63 17,000 @ $2.17 50,000 @ $2.75	$0.10 $0.25 $0.29 $0.60 $1.63 $2.17 $2.75	6
Employees and past Employees	48,002	20,001 @ $2.41 20,001 @ $1.26 8,000 @ $2.75	$2.41 $1.26 $2.75	2
Consultants	180,000	100,000 @ $0.25 40,000 @ $0.60 40,000 @ $1.63	$0.25 $0.60 $1.63	2

(1) Excludes directors who are executive officers of Viceroy.
(2) There are no options to acquire Viceroy Shares held by any other persons other than as disclosed in this table.
(3) The closing price of a Viceroy Share on the day preceding the date of this Information Circular was $0.50.

Warrants

As at the date of this Information Circular there are 3,875,000 warrants outstanding. Each warrant entitles the holder to purchase one Viceroy Share at $0.20 until June 14, 2004.

PRIOR SALES

The only securities issued by Viceroy during the twelve months preceding the date of this Information Circular were:

Date of Issue	No. of Securities Issued	Price	Reason for Issue
June 14, 2002	16,000,000 units [1]	$0.1575 per unit	Private placement
June 21, 2002	50,000 shares	$0.25 per share	Options exercised
June 24, 2002	50,000 shares	$0.25 per share	Options exercised
June 26, 2002	37,500 shares	$0.25 per share	Options exercised
June 27, 2002	30,000 shares	$0.25 per share	Options exercised
October 23, 2002	140,000 shares	$0.12 per share	Options exercised
November 8, 2002	200,000 shares	$0.12 per share	Options exercised

Date of Issue	No. of Securities Issued	Price	Reason for Issue
November 21, 2002	60,000 shares	$0.12 per share	Options exercised
December 12, 2002	100,000 shares	$0.12 per share	Options exercised
February 11, 2003	100,000 shares	$0.25 per share	Options exercised
February 12, 2003	63,492 shares	$0.20 per share	Warrants exercised
February 17, 2003	119,047 shares	$0.20 per share	Warrants exercised
March 4, 2003	317,461 shares	$0.20 per share	Warrants exercised
March 5, 2003	200,000 shares	$0.10 per share	Options exercised
March 5, 2003	250,000 shares	$0.12 per share	Options exercised
March 14, 2003	50,000 shares	$0.25 per share	Options exercised
March 20, 2003	450,000 shares	$0.25 per share	Options exercised
March 28, 2003	125,000 shares	$0.20 per share	Warrants exercised
April 1, 2003	100,000 shares	$0.25 per share	Options exercised
April 24, 2003	100,000 shares	$0.25 per share	Options exercised
April 24, 2003	3,500,000 shares	$0.20 per share	Warrants exercised

(1) Each unit consisted of one Viceroy Share and one share purchase warrant with every two warrants entitling the holder to purchase one additional Viceroy Share for $0.20 until June 14, 2004.

STOCK EXCHANGE PRICES

The Viceroy Shares are listed for trading on the TSX under the trading symbol VOY. The following table sets out the market price range and trading volume of the Viceroy Shares on the TSX for the periods indicated.

Year	Period	High ($)	Low ($)	Volume (no. of shares '000)
2001	First Quarter	0.360	0.240	8,742
	Second Quarter	0.390	0.225	4,995
	Third Quarter	0.290	0.120	3,589
	Fourth Quarter	0.185	0.070	4,784
2002	First Quarter	0.300	0.200	12,952
	Second Quarter	0.340	0.310	23,812
	Third Quarter	0.380	0.200	10,991
	October	0.312	0.294	3,316
	November	0.328	0.307	4,596
	December	0.363	0.341	7,386
2003	January	0.460	0.399	6,938
	February	0.435	0.400	5,396
	March	0.450	0.400	3,567
	April	0.520	0.450	3,660

PERFORMANCE SHARES OR ESCROW SECURITIES

None of the issued and outstanding Viceroy Shares are performance shares or subject to escrow.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Viceroy, as at the Record Date, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all voting securities of Viceroy were:

Shareholder Name[(1)]	Designation of Class	Number of Viceroy Shares [(2)]	Percentage of Class Before Arrangement & PP
Exploration Capital Partners 2000 Limited Partnership/ Rick Rule[(3)]	Common	14,710,000[(4)]	13.85%[(4)]

(1) Information in this table is based on information provided to Viceroy's management by those named.

(2) Where persons listed on this table have the right to obtain additional Viceroy Shares through the exercise of Viceroy Options, these additional shares are not deemed to be outstanding for the purpose of computing the percentage owned. Percentages are based on the number of shares owned and the number of shares outstanding as of the date of this Information Circular.

(3) The Limited Partnership is a Nevada limited partnership. The general partner of the Limited Partnership is Resource Capital. Richards (Rick) Rule is the President and director of Resource Capital and owns, indirectly through a family trust, 90% of the shares of Resource Capital

(4) These figures do not include any of the intended sales of Viceroy Shares as described under "Viceroy Annual General Meeting and Other Matters - 4. Approval of Private Placement".

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Viceroy and principal occupation of each of the directors and the executive officers of Viceroy.

Name, Municipality of Residence and Current position	Principal Occupation During the Past Five Years	Director Since	No. of Securities (1)(2)
W. David Black (3) (4) (5)(7)(8)(9) Vancouver, B.C. Director	Partner, DuMoulin Black, Barristers & Solicitors.	1984	80,050 direct 407,150 indirect
Michael H. Halvorson (4) (6)(7)(8) Edmonton, Alberta Director	Self-employed financial consultant; President, Halcorp Capital Ltd. since 1980.	1996	226,763 direct 1,159,135 indirect
Robert V. Matthews (3)(8) North Vancouver, B.C. Director	President, Sheppards Building Materials Inc.	1998	500,000
Ronald K. Netolitzky (5) (6)(7)(8)(9) Victoria, B.C. President, Chief Executive Officer, Director	Chairman, Viceroy since October 1996 to November 2002; President & Chief Executive Officer, Viceroy since December 31, 2001; President, Keewatin Consultants Inc., April 1988 to present.	1996	4,112,142
A. Murray Sinclair (3) (4)(7)(8) Vancouver, B.C. Chairman Director	Chairman and Director, Viceroy since November 2002; President & Director of Quest July 2002 to present; President, Quest Ventures Ltd., Dec. 1996 to present; President, Avatar since Jan. 2003 and Director 2002 to present; Director, Arapaho 1998 to present; Director, Arapaho-Sub, Jan. 1997 to present.	2002	Nil
Michael Winn (5)(6)(7)(8)(9) Laguna Beach, California VP Corporate Development, Director	VP Corporate Development since November 2002; President, Terrasearch Inc. (financial consulting company), January 1997 to present.	2002	250,000 indirectly

Name, Municipality of Residence and Current position	Principal Occupation During the Past Five Years	Director Since	No. of Securities (1)(2)
Susan M. Neale (7)(8) Vancouver, B.C. Chief Financial Officer	Certified General Accountant; Chief Financial Officer, Viceroy since August 2001; Controller of Viceroy, June 1996 to May 2000.	2001	126,250
Kim C. Casswell (8) Maple Ridge, B.C. Corporate Secretary	Corporate Secretary, Viceroy since June 2001; Corporate Secretary, CVL Resources Ltd, Essex Resource Corporation, Sennen Resources Ltd. and Chase Resource Corporation to April 2001.	2001	Nil

(1) Shares beneficially owned, directly or indirectly or over which control or direction is exercised based upon information furnished by individual directors and officers as at the date of this Information Circular. Unless otherwise indicated, shares are held directly.
(2) Viceroy Shares prior to the Consolidation.
(3) Member of the Audit Committee.
(4) Member of the Compensation Committee.
(5) Member of the Corporate Governance Committee.
(6) Member of the Environmental Committee.
(7) Will continue as a director or officer of Mergeco. See "Mergeco – Directors and Officers".
(8) Will continue as a director or officer of ViceroyEx. See "ViceroyExploration Ltd. - Directors and Officers".
(9) Will continue as a director or officer of SpectrumGold. See "SpectrumGold Inc.- Directors and Officers".

The directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 6,861,496 Viceroy Shares, being approximately 6.5% of the issued Viceroy Shares.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of Viceroy, or to the knowledge of Viceroy any shareholder holding a sufficient number of Viceroy shares to affect materially the control of Viceroy, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer save as described under "Mergeco – Directors and Officers - Corporate Cease Trade Orders or Bankruptcies with respect to Mr. Murray Sinclair.

Penalties or Sanctions

No director or officer of Viceroy, or to the knowledge of Viceroy any shareholder holding a sufficient number of Viceroy shares to affect materially the control of Viceroy, has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of Viceroy, or to the knowledge of Viceroy any shareholder holding a sufficient number of Viceroy shares to affect materially the control of Viceroy, has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of Viceroy are required by law to act honestly and in good faith with a view to the best interest of Viceroy and to disclose any interests which they may have in any project or opportunity of Viceroy. Such directors or officers in accordance with the Company Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Viceroy will participate in any project or opportunity, that director will primarily consider the degree of risk to which Viceroy may be exposed and its financial position at that time.

To the best of the Viceroy directors' knowledge, save as described herein, there are no known existing or potential conflicts of interest among Viceroy, its promoters, directors, officers or other members of management of Viceroy as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Insider Positions and Shareholdings", "Interest of Management and Others in Material Transactions".

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Viceroy during the most recently completed financial year ended December 31, 2002.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to Viceroy for the three most recently completed financial years ended December 31, 2002, December 31, 2001 and December 31, 2000 to the extent required by the applicable Securities Acts in respect of each of the individual who was, as at December 31, 2002, the Chief Executive Officer and the four most highly compensated executive officers Viceroy, other than the Chief Executive Officer, who received total salary and bonuses in excess of $100,000 during the relevant periods (the "**Named Executive Officers**"). See also "Mergeco - Proposed Executive Compensation".

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option SAR's Granted (#)[1]	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen-sation ($)[2]
Ronald K. Netolitzky President & CEO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	158,500 208,831 250,000	40,000 600,000 397,000	Nil Nil Nil	Nil Nil Nil	79,800 18,750 20,250
Susan M. Neale Chief Financial Officer	2002 2001 2000	Nil Nil N/A	Nil Nil N/A	133,100 122,738 Nil	Nil 300,000 N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Figures represent options granted during a particular year.
(2) Consulting fees, retiring allowance, auto, group medical, life insurance benefits, vacation, health club membership, stock options exercised and contribution to retirement savings plan.

Long Term Incentive Plan (LTIP) Awards

Viceroy did not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of securities), was paid or distributed to the Named Executive Officer during the most recently financial year.

Option/Stock Appreciation Rights ("SAR") Grants

The following table sets forth stock options granted under Viceroy's stock option plan during the most recently completed financial year to each of the Named Executive Officers:

Name (a)	Securities Granted	Aggregate Value Realized ($) (c)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Ronald K. Netolitzky Chairman, President & Chief Executive Officer	40,000 @$0.29	Nil	320,000/0[1]	$34,400
Susan M. Neale Chief Financial Officer	Nil	Nil	300,000/0	$90,000/Nil

(1) 100,000 of these options were exercised subsequent to the fiscal year end.

Aggregated Option Exercises

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers and the end of year value of unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Ronald K. Netolitzky	400,000	$79,800	320,000[1]	$34,400

(1) 100,000 of these options were exercised subsequent to the fiscal year end.

Defined Benefit or Actuarial Plan Disclosure

Viceroy has no defined benefit or actuarial plans.

Termination of Employment, Changes In Responsibility and Employment Contracts

Viceroy has a consulting arrangement with the CEO and President whereby Viceroy pays the amount of $1,000 per day for services provided to Viceroy.

Viceroy has adopted a policy respecting payments to senior officers in the event of a change of control of Viceroy which provides that any senior officer whose employment is terminated or voluntarily resigns as a result of a change of control of Viceroy shall be entitled to a payment equivalent to 6 months compensation and the acceleration of any unvested portion of the senior officer's stock option.

Compensation of Directors

Viceroy has no current arrangements, standard or otherwise, pursuant to which directors are compensated by Viceroy for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert.

In terms of paying retainers and fees, Viceroy has granted options as follows:

There were individual grants of 800,000 stock options to purchase securities of Viceroy made to the directors (excluding the Named Executive Officers) during the most recently completed financial year.

Viceroy has formalized a stock option plan which includes the granting of 40,000 stock options to each director on an annual basis. The purpose of granting options is to assist Viceroy in compensating, attracting, retaining and motivating the directors of Viceroy and to closely align the personal interests of such persons to that of the Shareholders. The Viceroy Shareholders are being asked to approve and ratify the Viceroy 2003 Plan to take effect on completion of the Arrangement. See "Particulars of Matters to be Acted Upon – Approval of Viceroy Option Resolution".

Directors' and Officers' Liability Insurance

Viceroy maintains directors' and officers' liability insurance with a limit of $25,000,000 each policy year. The annual cost of this insurance coverage is $175,000. A retention of $150,000 in respect of Employment Practices Claims and $100,000 for any other claim will be paid by Viceroy on behalf of directors and officers.

Performance Graph

The following chart compares Viceroy's cumulative total Shareholder return to the TSX 300 composite index (assuming reinvestment of dividends and considering a $100 investment in Viceroy's common shares):


CUMULATIVE VALUE OF A $100 INVESTMENT
AS OF DECEMBER 31, 2002
200.00
150.00
100.00
50.00
0.00
1998
1999
2000
2001
2002
Viceroy
TSE 300

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risks related to Viceroy's business. If the Arrangement does complete, Viceroy Shareholders will be shareholders of Mergeco and will be subject to the Mergeco risk factors. See "Mergeco – Risk Factors".

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Viceroy will continue operations as a natural resource holding company and will be subject to the risk factors disclosed below.

Nature of the Securities

The purchase of Viceroy Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The Viceroy Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Viceroy Shares should not constitute a major portion of an investor's portfolio.

Dependence on Management

Viceroy is very dependent upon the personal efforts and commitment of its existing and new management, who are responsible for the future development of Viceroy's business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Viceroy could result, and other persons would be required to manage and operate Viceroy.

Possible Volatility of Stock Price

The market price of Viceroy's Shares are subject to wide fluctuations in response to factors such as actual or anticipated variations in Viceroy's results of operations, changes in financial estimates by securities analysts, general market conditions and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations may adversely affect the market price of Viceroy's Shares.

Competitive Nature of the Mining Industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Viceroy competes with other mining companies, many of which have greater financial resources than Viceroy, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Viceroy has operations in Canada and the United States.

Regulatory Requirements

Mining operations and exploration activities are subject to extensive laws and regulations governing exploration, development, production, labour, occupational health, waste disposal, environmental protection and remediation, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.

Environmental Factors

Viceroy's mining operations employ toxic chemicals. The processing facilities that use these chemicals were constructed and are being operated and maintained in accordance with government-approved procedures and specifications. Historically, these procedures and specifications have been amended by legislative action. There is no assurance that future changes, if any, will not adversely affect subsequent operations and profitability on Viceroy's properties. Surety bonds and other financial assurances in the principal amount of US$2,405,000 and CDN$8,060,000 have been posted at Castle Mountain and Brewery Creek, respectively, to ensure that the financial resources needed for reclamation at those operations will be available. These bonds are reviewed by the government agencies at regular intervals, and could be subject to significant increases in principal amount in the future due to changes in law, regulations, size of operations or other factors which Viceroy cannot predict. Release of the bonds may be conditional upon measurable success in achieving revegetation standards. In the event these standards are not met, the bonds will not be released by the agencies holding them.

Operating Hazards and Risks

Mining operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Viceroy has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Viceroy maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Viceroy could incur significant costs that could have a materially adverse effect upon its financial condition. Viceroy has several foreign subsidiaries. These subsidiaries are subject to foreign currency and interest rate risk.

Foreign Operations

Certain of Viceroy's exploration interests are in Argentina. As a result, Viceroy may be affected by risks associated with political or economic instability. The risks include, but are not limited to extreme fluctuations in currency exchange rates, labour instability and high rates of inflation. Changes in mining or investment policies or shifts in political attitude may adversely affect Viceroy's interest. Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, exports controls, income taxes, expropriation of property, maintenance of claims, environment legislation, land and water use.

Foreign Exchange/Currency of Operations

Viceroy's operations are exposed to foreign exchange fluctuations and foreign exchange fluctuations could have a significant adverse effect on its results of operations. Viceroy does not hedge its foreign currency operations.

Economic and Market Conditions

Unfavourable economic and equity market conditions may negatively impact new business origination volume, the credit quality of loans that Viceroy makes and the returns generated by those loans. A negative impact on the value of Viceroy's loans or the returns thereon would likely have a negative impact on the market price of Viceroy Shares. Unfavourable economic and market conditions could also increase Viceroy's financing costs, decrease net income, limit access to capital markets and negatively impact any credit facilities extended to Viceroy.

Allowance for Losses on Bridge Loan Receivables

Viceroy's allowance for loss on its bridge loan receivables may be inadequate to protect against losses due to Viceroy's inability to realize sufficient proceeds from the disposition of collateral pursuant to enforcement proceedings taken in circumstances where bridge loans have gone into default.

Cautionary Statement Regarding Forward Looking Statements

Statements contained in this Information Circular that are not historical facts are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of drill results, the geology, grade and continuity of mineral deposits, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in exploration or development activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Viceroy has not entered into any Sponsorship or Fiscal Agency Agreements.

INVESTOR RELATIONS ARRANGEMENTS

Viceroy has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Viceroy or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future with respect to its securities.

PROMOTER

There is no person who may be considered a promoter of Viceroy within the meaning of securities legislation applicable to Viceroy.

LEGAL PROCEEDINGS

Viceroy has commenced legal proceedings against Australian Mining Consultants Pty ("**AMC**") Ltd. in the Federal Court of Australia. The proceedings arise from AMC's due diligence investigation in relation to Viceroy's acquisition of the Bounty Mine in 1999. AMC is defending the proceedings.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of Viceroy and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Viceroy's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect Viceroy except as disclosed herein or elsewhere in this Information Circular.

Murray A. Sinclair, a director and officer of Viceroy, is also a director and officer of Quest, Avartar, Arapaho and a greater than 20% shareholder of Arapaho. He will be a director of Mergeco and a director and officer of ViceroyEx and may directly and indirectly benefit from the Arrangement by his ownership of shares in these companies and through his continued role as director.

Viceroy has entered into loan syndication agreements dated February 4, 2003 and March 12, 2003 with Quest whereby Viceroy has a participation interest in bridge loans that have been arranged by Quest. A. Murray Sinclair, Chairman and a director of Viceroy, is also the President and Director of Quest.

See "Viceroy Resource Corporation – Directors and Officers" and "Mergeco – Directors and Officers".

RELATIONSHIP BETWEEN VICEROY AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of Viceroy or of an associate or affiliate of Viceroy, held by a professional person as referred to in section 106(2) of the Rules under the *Securities Act* (British Columbia) to the knowledge of Viceroy, save that Mr. David Black, a director of Viceroy, is a partner if DuMoulin Black which acts as solicitors and counsel for Viceroy in connection with the Arrangement. Mr. Black and the other partners of his firm own less than 1% of the Viceroy Shares. DuMoulin Black are solicitors for ViceroyEx and Spectrum Gold.

AUDITORS

The auditors of Viceroy are PricewaterhouseCoopers LLP at Suite 200, 250 Howe Street, Vancouver, British Columbia V6C 3S7.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Viceroy Shares is Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

MATERIAL CONTRACTS

The only agreements or contracts that Viceroy has entered into within the past two years which may be reasonably regarded as being currently material are as follows:

1. Arrangement Agreement dated May 15, 2003 among the Companies, the SpinOutCos and the Subcos.

2. SpectrumGold Reorganization Agreement (as defined and described under "SpectrumGold Inc.").

3. Deed of Variation to Deed of Company Arrangement dated December 23, 2002 with Garry John Trevor and Martin Bruce Jones with respect to a settlement with the creditors of Bounty (Victoria) Pty Ltd.

4. Deed of Variation to Deed of Company Arrangement dated December 23, 2002 with Garry John Trevor and Martin Bruce Jones with respect to a settlement with the creditors of Viceroy (Australia) Pty Ltd.

5. Share Purchase Agreement dated August 29, 2002 with Vista Gold Corp. and Granges Inc. with respect to the sale of the Paredones Amarillos gold project.

6. Agreement of Purchase and Sale dated October 31, 2002 with Anglogold South America Limited with respect to the acquisition of the remaining 40% interest in the Gualcamayo Project.

7. Forbearance Agreement dated August 31, 2001 with Rothschild and Macquarie with respect to corporate guarantees provided to Viceroy's Australian subsidiaries.

8. Statement of Greater Certainty dated October 24, 2001 with Rothschild and Macquarie with respect to the Forbearance Agreement.

9. Amendment No 1. to the Forbearance Agreement dated November 12, 2002 with Rothschild with respect to the guarantee and indemnity agreement dated October 22, 1999.

A copy of any material contract or report may be inspected at any time up to the Viceroy Meeting during normal business hours at the business office at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

OTHER MATERIAL FACTS

There are no other material facts relating to Viceroy and not disclosed elsewhere in this Information Circular.

QUEST INVESTMENT CORPORATION

The following information is provided by Quest, is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of Quest. See "Mergeco" for pro forma business, financial and share capital information for Quest and the other merging companies post Arrangement.

NAME AND INCORPORATION

Quest was formed pursuant to an amalgamation of Bradstone, Peruvian, Glenex and Stockscape.com on July 4, 2002. The principal office of Quest is located at 300 – 570 Granville Street, Vancouver, B.C. V6C 3P1 and the registered office is located at 10th Floor – 595 Howe Street, Vancouver, B.C. V6C 2T5. Quest is currently listed on the TSX and its shares trade under the symbols "Q.A" and "Q.B". By way of background, Bradstone was incorporated by articles of incorporation under the Business Corporations Act (Alberta) on February 14, 1992 as 511354 Alberta Ltd. On June 18, 1992, the articles of incorporation were amended to change its name to H.J. Forest Products Inc. On July 21, 1997, the articles were amended to change its name to Bradstone Equity Partners, Inc. ("**Bradstone**"). On June 25, 2002, Bradstone continued its jurisdiction of incorporation from the Province of Alberta to the Province of British Columbia. Bradstone was listed on the TSX.

Peruvian was incorporated under the laws of British Columbia on February 15, 1971, under the name of St. Joe Mines Ltd. (N.P.L.). On April 18, 1973, Peruvian changed its name to "Lord River Gold Mines Limited (N.P.L.)" and on May 25, 1981, Peruvian changed its name to "Lord River Gold Mines Limited". On July 2, 1992, Peruvian changed its name to "Aquamin Resources Inc.", consolidated its issued and unissued share capital on a one for four basis and increased its authorized capital to 20,000,000 common shares without par value. On December 3, 1993, Peruvian adopted a new form of Articles. On May 10, 1994, Peruvian changed its name to "Peruvian Gold Limited". On October 31, 1996, Peruvian increased its authorized capital to 100,000,000 common shares without par value. Peruvian was listed on the TSX Venture.

On May 1, 1984, H.R.S. Industries, Inc. and Stampede International Resources Inc. were amalgamated under the Company Act to form International H.R.S. Industries Inc., which changed its name to Glenex Industries Inc. on May 22, 1987. Glenex was listed on the TSX Venture.

Stockscape was created on November 14, 1985, under the Company Act by the statutory amalgamation of Cyrano Resources Inc. and Cornucopia Resources Ltd., two British Columbia mining exploration and development companies incorporated in 1980 and 1982, respectively. The amalgamated company was called Cornucopia Resources Ltd. and changed its name to "Stockscape.com Technologies Inc." in July 1999 in conjunction with a 10 to one share consolidation and change of business. At the time of the Prior Arrangement, its shares were quoted on the OTCBB.

INTERCORPORATE RELATIONSHIPS

The following chart illustrates inter-corporate relationships, the jurisdictions of incorporation and percentage of votes beneficially owned by or over which Quest exercises control or direction of each of Quest's material subsidiaries.


Quest Investment Corporation
(British Columbia) (1)
100%
Kay Metals Ltd. (2)
(Barbados)
100%
Minas Dixon SA
(Peru)

(1) Formed by the amalgamation, by way of the Prior Arrangement of Bradstone, Peruvian, Glenex and Stockscape on July 4, 2002.

(2) Kay Metals Ltd. ("**Kay Metals**") was incorporated on December 3, 1993 and has one wholly-owned subsidiary, Minas Dixon SA ("**Minas Dixon**"), incorporated on April 18, 1995. Minas Dixon currently holds the Company's property interest in Peru.

See "Mergeco" for the intercorporate relationships of Mergeco on completion of the Arrangement.

GENERAL DEVELOPMENT OF THE BUSINESS - THREE YEAR HISTORY

Quest was formed by the amalgamation of Bradstone, Peruvian, Glenex and Stockscape by way of the Prior Arrangement on July 4, 2002. The following summarizes a limited history of each of the Prior Amalgamating Companies which is set forth in greater detail in the Joint Information Circular dated May 17, 2002 (the "**Prior Circular**") in respect of the Prior Arrangement.

Bradstone's business objective was to provide bridge loans and to achieve capital appreciation through investments in companies that required equity capital in the early development stage. Its focus was on investments in North American high-growth and emerging companies with an emphasis on technology and resource-based businesses.

Peruvian was engaged in the acquisition and exploration of mineral properties until 2000, with its mineral operations primarily in Peru. From mid 2000, Peruvian carried on merchant banking activities and invested its funds in a variety of business ventures and investments. Glenex was engaged in diverse businesses and then during fiscal 2000 it disposed of substantially all of its assets and operations. The majority of the funds received from the sale of its assets and operations were held in an investment portfolio. On October 11, 2001, Quest Ventures Ltd., a Vancouver-based merchant banking group acquired a 19.9% equity interest in Glenex.

Until July 1999, Stockscape was primarily involved in the acquisition, exploration, development and mining of precious mineral resource properties in the United States. Stockscape changed its name to Stockscape.com Technologies Inc. on July 9, 1999 and from July 1999 to June 2001 carried on the business of providing securities related financial services, such as supplying quotes, news and research, over the Internet. Stockscape sold the business and operations of Stockscape Canada to Nikolas Capital Corporation of Vancouver, British Columbia effective as of June 29, 2001.

DESCRIPTION OF BUSINESS

Overview

Quest is in the merchant banking business. Quest held approximately $28 million in net assets following completion of the Prior Arrangement. These assets provided the basis for expanding Quest's merchant banking activities – specifically, its bridge loan business by – providing asset backed/collaterized bridge loans ("**Bridge Loans**") to publicly listed companies in a number of different industries.

Quest also acquires securities of emerging companies that require capital and may use unallocated cash to invest in various income generating assets to increase returns and diversification. Quest's primary business focus will be substantially the same as Mergeco following completion of the Arrangement. See "Mergeco – Description of Business" for information about the proposed operations of Mergeco following completion of the Arrangement.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable Canadian securities legislation save for this Arrangement and the Prior Arrangement. Details of the Arrangement are provided under "The Arrangement". The future effect of the Arrangement on the operating results and financial position of Quest is described under "Mergeco" and "The Arrangement - Reasons for the Arrangement". However, shareholders are invited to review the Mergeco Pro Forma Financial Statements attached as Schedule "G" hereto. See "The Arrangement - Fairness Opinions" for fairness opinions relating to Quest. See also "Insider Positions and Shareholdings" and "Interest of Management and Others in Material Transactions" for additional information.

Prior Arrangement

Bradstone, Peruvian, Glenex and Stockscape completed the Prior Arrangement following receipt of required court, shareholder and regulatory approvals and amalgamated to form Quest. A total of 20,254,613 Class A Shares were issued in exchange for all of the outstanding shares of the Prior Amalgamating Companies. In addition, 595,872 options and 96,649 warrants of Quest were issued in exchange for the options and warrants of the Prior Amalgamating Companies.

The principal assets acquired by Quest pursuant to the Prior Arrangement consisted of approximately $28,000,000 in net assets. The outstanding securities of the Prior Amalgamating Companies were exchanged on the following basis: Bradstone on a one for one basis, Peruvian on a one Quest Class A Share for every 1.7156 Peruvian Shares, Glenex on a one Quest Class A Share for every 2.2680 Glenex Shares and Stockscape on a one Quest Class A Share for every 4.1387 Stockscape Shares.

The operating results and the financial position of Quest following completion of the Prior Arrangement are disclosed in "Management Discussion and Analysis" in this Circular. Financial Statements for each of the Prior Amalgamating Companies were included in the Prior Circular which was prepared in connection with the Prior Arrangement and filed on SEDAR under the profiles of each of the Prior Amalgamating Companies. These Financial Statements are herein incorporated by reference for the purposes of the disclosure in this section of the Prior Arrangement and reference is also made to the Prior Circular for disclosure respecting the acquisitions and dispositions of the Prior Amalgamating Companies.

The following fairness opinions were prepared in connection with the Prior Arrangement, which were summarized in the Prior Circular.

The Bradstone Equity Partners, Inc. - Valuation and Fairness Opinion dated as of April 23, 2002 (the "**Bradstone Opinion**"), the Glenex Industries Inc. – Fairness Opinion (the "**Glenex Opinion**") dated as of April 23, 2002 and the Stockscape.com Technologies Inc. - Fairness Opinion dated as of April 23, 2002 (the "**Stockscape Opinion**") were prepared by Stephen Semeniuk. Semeniuk determined that the total value of the consideration in Quest Class A Shares issued to the shareholders of Peruvian, Glenex and Stockscape was essentially the same as the combined net asset value of Peruvian, Glenex and

Stockscape. Bradstone's net asset value was calculated by Semeniuk as $0.998 per Class A Share. As discussed in the Bradstone, Glenex and Stockscape Opinions, this valued the consideration under the Arrangement, being 20,254,613 Class A Shares of the merged company, at $20.21 million. The latter was essentially the same rounded value as the combined net asset values of Peruvian, Glenex and Stockscape, being $20.21 million. The exchange ratios were within the exchange ratios as suggested by the trading ranges of the shares in the first quarter of 2002.

The Peruvian Gold Limited - Valuation and Fairness Opinion dated as of April 12, 2002 was prepared by Ross Glanville. Based on the estimated net asset values per share, the indicated share exchange ratio was determined to be about 1.66 shares of Peruvian for each 1.00 shares of Bradstone ($1.13 divided by $0.68). Utilizing the then recent trading prices, the indicated share exchange ratio was determined to be 1.91 ($1.05 divided by $0.55). It was noted that the share exchange ratio of 1.7156 shares of Peruvian for each 1.00 shares of Bradstone was bracketed by the foregoing two exchange ratios.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Quest's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business save that (1) completion of the Arrangement will have a material effect as the assets and liabilities of Quest will be merged into Mergeco and Quest will be dissolved, and (2) if the Arrangement does not complete, Quest will continue its current operations. For discussion of trends following completion of the Arrangement, see "Mergeco – Trends".

PROPRIETARY PROTECTION

Quest does not own any patents, trademarks or other intellectual property.

STATED BUSINESS OBJECTIVES

Quest intends to continue to expand its merchant banking business and complete the Arrangement. The business objectives which Mergeco, as the surviving corporation, expects to accomplish are disclosed under "Mergeco – Description of Business".

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected unaudited quarterly financial information. All currency amounts are stated in Canadian dollars. Historical selected financial information respecting Bradstone, Peruvian, Glenex and Stockscape may be accessed by reviewing the Prior Circular.

	Quarter Ended (CDN$000's except per share data)			
	31-Dec- 2002[1]	30-Sept-2002 [1]	30-June-2002 [2]	31-Mar- 2002 [2]
Revenue	1,132	484	30	31
Net Income (Loss)	(2,419)	374	(353)	(111)
Net Income (Loss) per Share	(0.10)	0.01	(0.04)	(0.01)
	Quarter Ended (CDN$000's except per share data)			
	31-Dec-2001 [2]	30-Sept-2001 [2]	30-June2001 [2]	31-Mar-2001 [2]
Interest and other Income	(112)	49	81	68
Net Loss	(6,696)	(175)	(128)	(179)
Net Loss Per Share	(0.82)	(0.02)	(0.02)	(0.02)

(1) Includes information of Quest and its subsidiaries from July 1, 2002 to December 31, 2002.
(2) Reflects Bradstone information for the respective period as Bradstone was the acquiring predecessor company to Quest.

The following table sets forth financial information derived from the audited financial statements of Quest for the fiscal years ended December 31, 2002, 2001 and 2000:

	Year Ended 31-Dec-2002 (000's) $	Year Ended 31-Dec-2001 (000's) $	Year Ended 31-Dec-2000 (000's) $
Revenue	1,677	86	(168)
Net Loss	(2,509)	(7,178)	(890)
Net Loss / Share	(0.14)	(0.88)	(0.11)
Working Capital	17,321	6,682	15,107
Total Assets	26,190	8,148	15,991
Long-Term Liabilities	Nil	Nil	Nil
Cash Dividend	Nil	Nil	Nil

Note: Information in this table is the financial information of Quest (formerly Bradstone), identified as the acquiror in the Prior Arrangement) and includes the results of operations of the other companies involved in the Prior Arrangement since the date of acquisition (July 4, 2002).

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

Quest is a merchant banking company which primarily focuses on bridge loans to companies in North America and providing capital to emerging companies. Quest has a network which is comprised of its principals, partners and advisors who have established business records. These individuals have the requisite skill levels in analyzing businesses, assets and market conditions, establishing strategic plans and executing initiatives. Involvement with emerging companies can range from assisting with the financial development of small companies to managing the process from being private to becoming a public company.

Historical results of operations respecting Peruvian, Glenex and Stockscape may be accessed by reviewing the Prior Circular.

Results of Operations

The following discussion of the results of operations, prior to July 4, 2002, includes historical information of Bradstone, as the predecessor company to Quest. Historical results of operations respecting Peruvian, Glenex and Stockscape may be accessed by reviewing the Prior Circular.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

For the year ended December 31, 2002, Quest recorded interest and related fees of $1,657,000 which increased from $141,000 in 2001. The significant increase is due to the focus on the bridge loan business. As at December 31, 2002, Quest had bridge loans outstanding of $17,051,000 compared to $1,248,000 as at December 31, 2001. During the year ended December 31, 2002, Quest sold various equity investments and recorded a realized capital gain of $371,000 versus a loss of $94,000 in 2001.

Expenses increased by $860,000 to $1,585,000 largely due to legal and other costs associated with the Prior Arrangement. Prior the Prior Arrangement, Bradstone was paying A&E Capital Funding Inc. ("**A&E**") a management fee equal to of $1.5% of assets under administration less certain recoverable amounts. This management fee was terminated effective June 30, 2002 and A&E was paid a termination fee of $179,000. During 2002, A&E was paid fees of $257,000 versus $247,000 in 2001.

Overall, Quest had net earnings before write-down of investments, of $651,000 which was an improvement of $1,321,000 over the previous year.

During the year, Quest wrote down the carrying value of its investment in Brokerage America ("**BA**") by $1,991,000. Quest also wrote down the carry value of other investments by an additional $1,169,000, the largest of which was a $870,000 reduction in the value of the shares of Spur Venture Inc. Writedowns in 2002 amounted to $3,160,000 compared to $6,508,000 in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

For the year ended December 31, 2001, Quest's predecessor, Bradstone, recorded interest income of $141,000, down from $442,000 in 2000. The decline was due to the liquidation of approximately $4 million in interest bearing notes receivable late in 2000. During February 2001, Bradstone sold 1,000,000 Peruvian Shares resulting in a realized capital gain of $255,000. Overall, realized capital losses for the year amounted to $94,000 versus a loss of $228,000 in 2000. Equity losses from a significantly influenced company amounted to $55,000, an improvement of $555,000 over the previous year.

Expenses increased by $175,000 to $725,000 largely due to increased legal and staffing costs. Bradstone paid a management fee to an agent, A&E, equal to 1.5% of assets under administration less certain recoverable amounts. During 2001, the fee amounted to $247,000 versus $258,000 the previous year.

Overall, Bradstone had a net loss, before writedown of investments, of $670,000 which was an improvement of $220,000 over the previous year.

During the year, One Financial Network, Inc. ("**OFN**") was merged with BA resulting in Bradstone's investment in OFN being written down by $3,258,000. Bradstone also wrote down the carrying value of other investments by an additional $3,250,000, the largest of which was a $2,323,000 reduction in the value of the shares of A&E. Overall writedowns amounted to $6,508,000. There were no writedowns in the year 2000.

Liquidity and Capital Resources

The following discussion of the liquidity and capital resources reflects the current information of Quest subsequent to the Prior Arrangement. Historical liquidity and capital resources respecting Bradstone, Peruvian, Glenex and Stockscape may be accessed by reviewing the Prior Circular.

During the year ended December 31, 2002, the Prior Amalgamating Companies completed an amalgamation by plan of arrangement to form Quest, resulting in approximately $17,300,000 in working capital. The resulting entity has sufficient liquidity and capital resources.

DIVIDEND POLICY

Quest has not paid dividends since its inception. Quest currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Quest consists of 100,000,000 First Preferred Shares, 100,000,000 Second Preferred Shares, 100,000,000 Multiple Voting Shares (the Quest Class B Shares) and 100,000,000 Subordinate Voting Shares (the Quest Class A Shares), in each case without nominal or par value. As of the date of this Information Circular, there were 24,708,529 Quest Class A Shares and 4,067,766 Quest Class B Shares and no First Preferred or Second Preferred Shares issued and outstanding. The holders of the Quest Class B Shares are entitled to receive dividends and to participate in the distribution of assets on winding up or liquidation of Quest rateably with the holders of the Quest Class A Shares subject to the rights of holders of any other class of shares of Quest entitled to receive dividends or to participate in the distribution of assets in priority to or rateably with the Quest Class B Shares. The holders of the Quest Class B Shares are entitled to five votes in respect of each Quest Class B Share held and the Quest Class A Shares are entitled to one vote per Quest Class A Share held.

The Quest Class B Shares are convertible at any time at the option of the holder into Quest Class A Shares on the basis of one Quest Class A Share for each Quest Class B Share held. The Quest Class A Shares are convertible into Quest Class B Shares in the event an offer to purchase the Quest Class B Shares is made to all or substantially all of the holders of Quest Class B Shares which is not made concurrently with an offer to purchase Quest Class A Shares that is identical to the offer to purchase the Quest Class B Shares in terms of price per share and percentage of outstanding shares to be taken up. In such event each Quest Class A Share is convertible into one Quest Class B Share during a specified period. An election to convert by a holder of Quest Class A Shares is deemed to also constitute an election to deposit the converted shares to the offer.

Holders of the Quest Preferred Shares are entitled to one vote per Quest Preferred Share at all meetings of Quest Preferred Shareholders and, if so authorized, holders thereof may be entitled to one vote per Quest Preferred Share at all general meetings of Quest. Holders of Quest Preferred Shares are entitled to receive dividends as and when declared by the directors, in preference to dividends for Quest Shares. Quest Preferred Shares may be convertible to Quest Shares if so determined by the directors by resolution prior to the issuance of the Quest Preferred Shares. The Quest Preferred Shares may be redeemed at any time in whole or in part on payment of the price paid for such Quest Preferred Shares. Holders of Quest Preferred Shares have the right to receive a pro rata share of the assets of Quest available for distribution to holders of Quest Preferred Shares in the event of liquidation, dissolution or winding-up of Quest in priority to the rights of holders of any other class of shares. All Quest Preferred Shares rank pari passu, each with the other, as to all benefits which might accrue to the holders of Quest Preferred Shares.

There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no special liquidation rights or pre-emptive rights. The presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable.

SHARE AND LOAN CAPITAL

The following table sets forth the share and loan capital of Quest as at the dates specified therein. The table should be read in conjunction with and is qualified in its entirety by the Quest Financial Statements appearing elsewhere in this Information Circular:

Description of Class	Authorized[1]	Amount Outstanding as at December 31, 2002	Amount Outstanding as at April 30, 2003 [2]
Quest Class A Shares	100,000,000	24,591,952	24,708,529
Quest Class B Shares [3]	100,000,000	4,067,766	4,067,766
First Preferred Shares	100,000,000	Nil	Nil
Second Preferred Shares	100,000,000	Nil	Nil
Options	Nil	233,154	116,577
Warrants	Nil	96,649	96,649
Long term debt	Nil	Nil	Nil

(1) For information on the issued and outstanding share capital on completion of the Arrangement, see "Mergeco".
(2) All figures are unaudited.
(3) The Quest Class B Shares carry five votes per share.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of Quest since the date of the consolidated financial statements for Quest for the most recently completed financial year ended December 31, 2002.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

As at the date of this Information Circular, there are 116,577 outstanding options to purchase or acquire Quest Class A Shares. A total of 4,872,920 Quest Class A Shares may be granted under Quest's current stock option plan. See "Mergeco - Options and Other Rights to Purchase Shares" for the number of Mergeco Options that may be issued pursuant to the Viceroy 2003 Plan upon completion of the Arrangement.

The following table sets out all options in Quest which are held by all the current executive officers and past executive officers as a group, all directors (but not executive officers) and past directors as a group, all employees and past employees as a group and all consultants:

Optionees[1]	Number of Quest Class A Shares Subject to Options	Exercise Price [2]	Market Value of Securities on the Date of Grant	Number in the Group
Executive Officers and Past Executive Officers	116,577	$0.77	$0.77	1
Directors and Past Directors	Nil	-	-	-
Employees and Past Employees	Nil	-	-	-
Consultants	Nil	-	-	-

(1) There are no options to acquire Quest Class A Shares held by any other persons other than as disclosed in this table.
(2) The closing price of a Quest Class A Share on the day preceding the date of this Information Circular was $1.29.

There are a total of 96,649 warrants outstanding for the purchase of 96,649 Quest Class A Shares at a price of $2.07 until June 30, 2003.

PRIOR SALES

During the period from the date of the Prior Arrangement to the date of this Information Circular, Quest issued the 20,254,613 Quest Class A Shares to shareholders of Peruvian, Glenex and Stockscape pursuant to the Prior Arrangement. The Bradstone Class A Shares and Bradstone Class B Shares were respectively exchanged for Quest Class A Shares and Quest Class B Shares on a one for one basis pursuant to the Prior Arrangement. The above issuance and exchanges formed the base of Quest's issued capital. In addition, Quest issued the following shares:

Date of Issue	No. of Securities Issued	Price	Reason for Issue
August 2, 2002	55,115	$0.57	Options exercised
December 6, 2002	116,577	$0.77	Options exercised
December 24, 2002	55,957	$0.77	Options exercised
January 7, 2003	116,577	$0.77	Options exercised

STOCK EXCHANGE PRICES

The Quest Class A Shares and Quest Class B Shares are listed for trading on the TSX under the trading symbols Q.A and Q.B, respectively. The following table sets out the market price range and trading volume of the Quest Class A Shares and the Quest Class B Shares on the TSX for the periods indicated.

Quest Class A Shares

Year	Period	High ($)	Low ($)	Volume (no. of shares) 000's
2002	Third Quarter	1.15	0.90	2,346
	October	1.04	0.98	639
	November	1.28	1.00	377
	December	1.25	1.02	447
2003	January	1.20	1.09	420
	February	1.29	1.13	554
	March	1.27	1.17	359
	April	1.38	1.20	1,619

Quest Class B Shares

Year	Period	High ($)	Low ($)	Volume (no. of shares) 000's
2002	Third Quarter	1.20	1.00	1,461
	October	1.20	1.00	36
	November	1.40	1.04	18
	December	1.04	1.04	3
2003	January	-	-	-
	February	1.45	1.07	47
	March	1.21	1.21	-
	April	1.30	1.20	50

PERFORMANCE SHARES OR ESCROW SECURITIES

None of the issued and outstanding Quest Shares are performance shares or subject to escrow.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Quest, as at the Record Date, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all voting securities of Quest were:

Shareholder Name(1)	Designation of Class	Number of Quest Shares (2)	Percentage of Class Before Arrangement and Private Placement
A&E (3)	Class A	348,754 Class A	1.41% (5)
	Class B	1,061,435 Class B	26.09% (5)
A. Richards (Rick) Rule Carlsbad, California	Class A	3,015,276 Class A (4)	12.20% (4)(6)
	Class B	854,900 Class B	21.02% (6)

(1) Information in this table is based on information provided to Quest's management by those named.
(2) Where persons listed on this table have the right to obtain additional Quest Shares through the exercise of Quest Options, these additional shares are not deemed to be outstanding for the purpose of computing the percentage owned. Percentages are based on the shares outstanding as of the date of the Information Circular.
(3) A&E is a public company of which Robert G. Atkinson and Gordon D. Ewart are directors and officers.
(4) These figures do not include any of the intended sales of Quest Class A Shares as described under "Viceroy Annual General Meeting and Other Matters - 4. Approval of Private Placement".

(5) The Class A shares and Class B Shares held by A&E represent 12.55% of the total votes attaching to the Quest Class A Shares and Quest Class B Shares.

(6) The Class A shares and Class B Shares held directly and indirectly by Rick Rule represent 16.2% of the total votes attaching to the Quest Class A Shares and Quest Class B Shares.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Quest and principal occupation of each of the directors and the executive officers of Quest.

Name, Position and Municipality of Residence [1]	Principal Occupation for the Past Five Years	Director Since [2]	No. of Securities [3]
Brian E. Bayley North Vancouver, B.C. Chief Executive Officer & Director	Chief Executive Officer, Director of Quest July 2002 to present; President, CEO & Director, Quest Management Corp., a management consulting company now wholly-owned by Arapaho Capital Corp., a TSX Venture listed company, Dec. 1996 to present; Director, Quest Ventures Ltd., a private merchant banking company, Dec. 1996 to present.	July 4, 2002	614,185 Class A directly and 116,577 Class A indirectly 290,000 Class B
A. Murray Sinclair Vancouver, B.C. President & Director	President & Director, Quest, July 2002 to present; President, Quest Ventures Ltd., Dec. 1996 to present; Chairman and Director, Viceroy, Nov. 2002 to present; President, Avatar since Jan. 2003 and Director 2002 to present; Director, Arapaho 1998 to present; Director, Arapaho-Sub, Jan. 1997 to present.	July 4, 2002	439,319 Class A 325,000 Class B
Robert G. Atkinson West Vancouver, B.C. Co-Vice Chairman & Director	Co-Vice Chairman & Director, Quest July 2002 to present; formerly President, CEO & Director. Bradstone, a public merchant banking firm, 1997 to July 2002; President, CEO & Director, Peruvian, January 2001 to July 2002; currently, Director, Trimin Capital Corp; Director Trimin Enterprises Ltd., Oct. 1992 to March 1999.	July 4, 2002	150,000 Class A[7] 162,000 Class B[7]
Gordon D. Ewart Cobourg, Ontario Co-Vice Chairman & Director	Co-Vice Chairman and Director, Quest July 2002 to present; Acting CFO and Director, Bradstone October 1992 to July 2002; Self-employed businessman and President, CEO & Director, A&E, 1994 to present; Director, Peruvian, Oct. 1992 to July 2002.	July 4, 2002	117,721 Class A [7][8] 50,000 Class B [7][8]
Edward L. Mercaldo [4][5][6] Del Mar, California Director	Director, Quest July 2002 to present; Financial Consultant and private investor since Aug. 1996.	July 4, 2002	74,400 Class A
John J. Fleming [4][5][6] Calgary, Alberta Director	Director, Quest, July 2002 to present; President, CEO & Director, Bonanza Energy Ltd., an investment company; Chairman of the Board, Roseland Resources Ltd., an oil and gas company; President, CEO & Director, TransAtlantic Petroleum Corp., an oil and gas company; Director of a number of publicly traded companies.	July 4, 2002	Nil

Name, Position and Municipality of Residence [(1)]	Principal Occupation for the Past Five Years	Director Since [(2)]	No. of Securities [(3)]
Andrew F. B. Milligan (4)(5)(6) Vancouver. B.C. Director	Director, Quest July 2002 to present; Chairman of the Board, President & CEO of Stockscape, Nov. 1996 to July 2002.	July 4, 2002	145,000 Class A
K. Peter Miller West Vancouver, B.C. Chief Financial Officer	Chief Financial Officer, Quest July 2002 to present; CFO, Quest Management Corp., Dec. 1996 to present.	Officer since July 4, 2002	Nil
Sandra Lee Vancouver, B.C. Secretary	Secretary, Quest July 2002 to present; Corporate Secretary, Quest Management Corp., Dec. 1996 to present.	Officer since July 4, 2002	Nil

(1) The information as to country of residence and principal occupation, not being within the knowledge of Quest, has been furnished by the respective directors and officers individually.

(2) Became directors and officers upon the closing of the Prior Arrangement. All were previously directors or officers of the Prior Amalgamating Companies.

(3) The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of the Companies, has been furnished by the respective persons individually.

(4) Member of Audit Committee.

(5) Member of Compensation Committee.

(6) Member of Corporate Governance Committee.

(7) Held directly except for 150,000 Quest Class A Shares that are held by 403401 B.C. Ltd., a private merchant company controlled by the family of Robert G. Atkinson. In addition, Robert G. Atkinson, Gordon D. Ewart and David G. Nelson beneficially own all of the shares of Asean Sales Inc., a private company that owns 1,120,000 Quest Class A Shares and 265,000 Quest Class B Shares. Further, 348,754 Quest Class A Shares and 1,061,435 Quest Class B Shares are held by A&E, a corporation of which Gordon D. Ewart and Robert G. Atkinson are directors and officers. A&E holds approximately 18.78% of the issued shares of Global (GMPC) Holdings Inc., a TSX Venture listed public company, which will hold 117,721 Quest Class A Shares. Robert G. Atkinson and Gordon D. Ewart are common directors of A&E and Global.

(8) 50,000 Class B Shares are held by 425674 Ontario Ltd., a private company controlled by Gordon Ewart.

The directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,657,202 Quest Class A Shares, being 6.7% of the issued Quest Class A Shares and 827,000 Quest Class B Shares, being 20% of the Quest Class B Shares representing approximately 12.9% of the total votes attaching to the Quest Class A Shares and Quest Class B Shares.

See "Mergeco – Directors and Officers" for information about the management and directors of Quest who will continue as management and directors of Mergeco.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of Quest, or to the knowledge of Quest any shareholder holding a sufficient number of Quest Shares to affect materially the control of Quest, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer to hold the assets of that director or officer, save as described under "Mergeco – Directors and Officers - Corporate Cease Trade Orders or Bankruptcies with respect to Messrs. Bayley and Sinclair.

Penalties or Sanctions

No director or officer of Quest, or to the knowledge of Quest any shareholder holding a sufficient number of Quest Shares to affect materially the control of Quest, has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director officer of Quest, or to the knowledge of Quest any shareholder holding a sufficient number of Quest Shares to affect materially the control of Quest, has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of Quest are required by law to act honestly and in good faith with a view to the best interest of Quest and to disclose any interests which they may have in any project or opportunity of Quest. Such directors or officers in accordance with the Company Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Quest will participate in any project or opportunity, that director will primarily consider the degree of risk to which Quest may be exposed and its financial position at that time.

To the best of the Quest directors' knowledge, save as described herein, there are no known existing or potential conflicts of interest among Quest, its promoters, directors, officers or other members of management of Quest as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Executive Compensation", "Interest of Management and Others in Material Transactions".

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Quest since the amalgamation on July 4, 2002.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to Quest for the most recently completed financial year ended December 31, 2002 and to Bradstone, the predecessor company for the most recently completed financial years ended December 31, 2001 and December 31, 2000 to the extent required by the applicable Securities Acts in respect of each of the individual who was, as at December 31, 2002, the Chief Executive Officer (the "**Named Executive Officer**"). No other Named Executive Officer of Quest or Bradstone received total salary and bonuses in excess of $100,000 during the relevant periods. For information regarding the Executive Compensation of the Prior Amalgamating Companies, see the Prior Circular.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended Period Dec. 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)[1]	Restricted Common Shares of Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Brian E. Bayley [2] Chief Executive Officer	2002	48,000	-	-	-	-	-	-
Robert G. Atkinson [3] Co-Vice Chairman	2002 2001 2000	48,000 32,000 48,000	- - -	- - -	116,577 - 100,000	- - -	- - -	- - -
Gordon D. Ewart [4] Co-Vice Chairman	2002	48,000	-	-	116,577	-	-	-
Murray A. Sinclair, President [5]	2002	48,000	-	-	-	-	-	-

(1) Figures represent options granted during a particular year.
(2) Mr. Bayley was appointed as Chief Executive Officer of Quest on July 4, 2002.
(3) Mr. Atkinson was appointed as Co-Vice Chairman of Quest on July 4, 2002. Mr. Atkinson resigned as President and Chief Executive Officer of Bradstone upon the completion of the Prior Arrangement on July 4, 2002.
(4) Mr. Ewart was appointed as Co-Vice Chairman of Quest on July 4, 2002.
(5) Mr. Sinclair was appointed as President of Quest on July 4, 2002.

Long Term Incentive Plan (LTIP) Awards

Quest did not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of securities), was paid or distributed to the Named Executive Officer during the most recently financial year.

Option/Stock Appreciation Rights ("SAR") Grants

There were no stock options granted by Quest during the most recently completed financial year.

Aggregated Option Exercises and Financial Year-End Option Values

The following table sets forth the end of year value of unexercised in-the-money options on an aggregated basis for Quest. A Named Executive Officer exercised 116,577 options subsequent to Quest's most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Fiscal Year-End Exercisable/Unexercisable ($)
Robert G. Atkinson	Nil	Nil	116,577/Nil	134,064 / N/A
Gordon Ewart	Nil	Nil	116,577/Nil	134,064 / N/A

Defined Benefit or Actuarial Plan Disclosure

Quest has no defined benefit or actuarial plans.

Termination Of Employment, Changes In Responsibility And Employment Contracts

Quest does not have any services contracts with its current Named Executive Officers.

Quest has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in Quest's current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

Quest's independent directors receive $1,500 for quarterly meetings, $500 for telephone meetings and $1,000 for committee meetings.

Quest grants incentive stock options to the officers, employees and directors. Pursuant to the Prior Arrangement, Quest adopted a 2002 Stock Option Plan for the purpose of granting options is to assist Quest in compensating, attracting, retaining and motivating the directors of Quest and to closely align the personal interests of such persons to that of the Quest Shareholders. An aggregate of 4,872,290 stock options are issuable under the 2002 Stock Option Plan.

Quest has not granted any options to the directors of Quest since the closing of the Prior Arrangement. See "Mergeco - Options and Other Rights to Purchase Shares" for information on the options to be outstanding on completion of the Arrangement.

Report on Executive Compensation

Quest's executive compensation program is based on a pay for performance philosophy and is designed to encourage, compensate and reward employees on the basis of performance, both in the short and the long term. Base compensation is set at levels that are generally low for the industry. It is intended that further incentive stock options will be granted. As the share price increases the executive is rewarded commensurably. It is intended that share ownership opportunities will align the interests of Executive Officers with the longer-term interests of Shareholders based on the anticipated contribution of the Executive Officers for the benefit of Quest. In addition, the compensation committee is investigating other forms of compensation including a profit sharing plan.

The responsibility for determining and administering the compensation policies and levels for Quest's executive officers resides with the Board of Directors based on the advice of the Compensation Committee.

Performance Graph

The following chart includes Bradstone's (as the predecessor company to Quest) cumulative total shareholder return to the TSX 300 composite index (assuming reinvestment of dividends and considering a $100 investment in Bradstone's common shares) from December 31, 1998 to December 31, 2001 and includes Quest's year end return as at December 31, 2002:


CUMULATIVE VALUE OF A $100 INVESTMENT
AS OF DECEMBER 31, 2002
250.00
200.00
150.00
100.00
50.00
0.00
1998
1999
2000
2001
2002
Quest
TSE 300

1. December 2000 and prior reflect the share price of Bradstone (deemed as the acquirer in the Prior Arrangement).

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to Quest's business. If the Arrangement completes, Quest Shareholders will be subject to the risk factors of Mergeco and reference should be made to "Mergeco – Risk Factors".

Nature of the Securities

The purchase of Quest Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The Quest Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Quest Shares should not constitute a major portion of an investor's portfolio.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Quest will continue to operate its existing business.

Dependence on Management

Quest is very dependent upon the personal efforts and commitment of its management, who are responsible for the future development of Quest's business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Quest could result, and other persons would be required to manage and operate Quest.

Early Stage Development

Quest is at an early stage of development in its business plan but is increasing its revenues from its operations. Since the closing of the Prior Arrangement, Quest, and before the Prior Arrangement, its predecessor companies, have accumulated losses and may continue to incur losses unless and until such time as it generates sufficient revenues to fund its continuing operations. Quest has never paid a dividend and does not anticipate paying any dividends for the foreseeable future. There can be no assurance that Quest's business will be profitable.

Limited Operating History

One of Quest's predecessor companies, Bradstone, commenced operations as an investment and merchant banking company in 1997 and its business model is still evolving. The ability of Quest to sustain revenue and income in this market segment is unproven, and Quest's limited operating history makes an evaluation of Quest and its prospects difficult. Quest and its prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the merchant banking field.

Possible Volatility of Stock Price

The market price of Quest's shares could be subject to wide fluctuations in response to factors such as actual or anticipated variations in Quest's results of operations, changes in financial estimates by securities analysts, general market conditions and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations may adversely affect the market price of the Quest's Shares.

Foreign Exchange/Currency of Operations

Quest's operations will be exposed from time to time to foreign exchange fluctuations and foreign exchange fluctuations could have a significant adverse effect on its results of operations. Quest does not hedge its foreign currency operations.

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained herein are in regard to matters that are not historical facts and are forward-looking statements and, because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

Economic Conditions

Unfavorable economic and equity market conditions may negatively impact new business origination volume, the credit quality of loans that Quest makes and the returns generated by those loans. A negative impact on the value of Quest's portfolio or the returns thereon would likely have a negative impact on the market price of Quest's Shares. Unfavorable economic and market conditions could also increase Quest's financing costs, decreased net income, limit access to capital markets and negatively impact any credit facilities extended to Quest.

Fluctuations in Interest Rates

The operating results and cash flow of Quest will depend to a great extent upon the levels of net interest income, which is the difference between total interest income earned on earning assets and total interest expense paid on interest-bearing liabilities. The following factors could adversely affect net interest income: (i) a decrease in the volume of earning assets; (ii) a decrease in the interest rates earned on earning assets; (iii) an adverse change in the mix of earning assets; (iv) an increase in the volume of interest-bearing liabilities; and (v) an increase in the interest rates paid on interest-bearing liabilities.

A significant increase in market interest rates or the perception that an increase may occur, could adversely affect Quest's ability to originate new bridge loans.

Allowance for Losses on Bridge Loan Receivables

Quest's allowance for loss on its bridge loan receivables may be inadequate to protect against losses in its receivables portfolio due to: (i) misjudgement by management of the potential losses in Quest's bridge loan receivables portfolio; (ii) Quest's inability to realize sufficient proceeds from the disposition of collateral pursuant to enforcement proceedings taken in circumstances where bridge loans have gone into default; or (iii) discrete events that adversely affect specific customers, industries or markets.

If the allowance for losses on receivables is insufficient to cover losses in Quest's receivables portfolio, the business, financial position or results of operations of Quest could be materially adversely affected.

Competition

Quest operates in an increasingly competitive environment. Both large and small competitors are expected to continue to enter into market sectors competing with Quest. Some of those competitors may be better known or have more established operating histories than Quest. Quest believes that its ability to compete effectively is dependent upon its products and client service. There can be no assurance that Quest will be able to compete effectively and retain its existing clients or attract and retain new clients.

Maintenance of Client Relationships

Quest's ability to attract and maintain clients requires that it provide a competitive offering of products and services that meet the needs and expectations of its clients. This ability may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors.

Strategic Relationships

Quest has, from time to time, entered into strategic relationships to syndicate certain bridge loans and, where appropriate, as part of its strategy to diversify and manage risks associated with its bridge loan portfolio. This also affords Quest the opportunity to participate in transactions that it otherwise would not. No assurance can be given that its existing strategic relationships will continue or that the terms and conditions of such relationships will not be modified in a way that renders them ineffective or uneconomic. Furthermore, there can be no assurance that Quest will be able to enter into such relationships in the future, and its inability to do so may adversely affect its ability to continue to service its existing and prospective clients.

Nature and Credit Quality of Bridge Loan Portfolio

The nature and credit quality of Quest's bridge loan portfolio, including the quality of the collateral security obtained by Quest, will impact upon Quest's asset base and the return it is able to generate on its portfolio. In its selection process, Quest targets certain industry sectors and certain types of collateral security. There can be no assurance that the industry sectors and the nature of the collateral security taken will not be adversely impacted by general economic or industry specific conditions, which in turn may adversely impact on the value of Quest's bridge loan portfolio and the Quest Shares.

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Quest has not entered into any Sponsorship or Fiscal Agency Agreements.

INVESTOR RELATIONS ARRANGEMENTS

Quest has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Quest or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future with respect to its securities.

PROMOTER

There is no person who may be considered a promoter of Quest within the meaning of securities legislation applicable to Quest.

LEGAL PROCEEDINGS

Quest is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated except as follows:

On March 22, 2002, Bradstone was named together with Robert G. Atkinson, A&E and 403401 B.C. Ltd. as Defendants in an action in the Supreme Court of British Columbia in which 542202 B.C. Ltd., a private company controlled by Tomoson Kusumoto, is the Plaintiff. The Plaintiff claims a balance due for consulting services allegedly provided by 542202 B.C. Ltd. in 1996 and 1998 and also seeks a declaration for the sale of certain shares alleged to have been pledged by 403401 B.C. Ltd to 542202 B.C. Ltd as security for the claimed sums. Quest, as successor to Bradstone, intends to fully defend this claim. In addition, Quest has filed a counterclaim against Mercury Partners & Company Inc. and Tomoson Kusumoto seeking $1.125 million and interest thereon in relation to a long outstanding debt owed by Pacific Mercantile Company Limited (the successor to which is Mercury Partners & Company Inc.) to H. J. Forest Products Ltd. (the successor to which is Quest). The outcome of the counterclaim is uncertain.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider of Quest or its predecessor companies and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Quest's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect Quest except as disclosed herein or elsewhere in this Information Circular:

1. Certain directors and officers of Quest were directors and officers of the Prior Arrangement Companies and of A&E and held shares in these companies and continue to hold shares in A&E. These directors and officers continued as directors and officers of Quest and may have directly and indirectly benefited from the Prior Arrangement by their ownership of shares in these companies and through their roles as directors and officers. See the Prior Circular.

2. Murray A. Sinclair, a director and officer of Quest is also a director and officer of Viceroy, Avartar, Arapaho and a greater than 20% shareholder of Arapaho. He will be a director of Mergeco and a director and officer of ViceroyEx and may directly and indirectly benefit from the Arrangement by his ownership of shares in these companies and through his continued role as director.

3. Brian E. Bayley is a greater than 20% shareholder of Arapaho and a director and officer of Arapaho. He will be a director and officer of Mergeco and may directly or indirectly benefit from the Arrangement by his ownership of shares in the Companies and through his continuing roles as director and officer.

4. Following the closing of the Prior Arrangement, A&E sold 1,100,000 of its Bradstone Class B Shares, priced within the context of the market, to A. Murray Sinclair, a former director and officer of Glenex and a former director of Stockscape, to Brian E. Bayley, a former director of

Glenex, and to A. Richards (Rick) Rule, a former insider of Stockscape, all of who became insiders of Quest by becoming directors or officers or 10% Shareholders.

5. In April 2002, Bradstone sold through the facilities of the TSX Venture the 4,552,500 Peruvian common shares which it owned. Certain directors and officers of Bradstone, and now Quest, were also directors and officers of Peruvian. See the Prior Circular.

6. As of July 1, 2002, A&E borrowed approximately US$2,522,000 from Quest to pay out and discharge a guarantee obligation originally given by Peruvian to a financial institution to secure the obligations and liabilities under a US$2,400,000 letter of credit provided to A&E, the controlling shareholder of Bradstone. As security for the loan, A&E pledged 300,000 Class A Shares and 1,000,000 Class B Shares in favour of Quest and agreed to grant mortgage security over and a participation interest in certain properties in its North Carolina housing development, A&E's primary asset. In consideration for Peruvian's guarantee, A&E paid an initial fee of US$50,000 and agreed to pay a fee US$10,000 per month for each month that the guarantee was outstanding. Up to July 2002, Peruvian recorded a fee of US$60,000 (C$94,459). Bradstone was a significant shareholder of Peruvian until Bradstone sold all of its Peruvian common shares in April 2002. At that time Bradstone also owned greater than 10% of the shares of A&E and A&E was the controlling shareholder of Bradstone. Certain directors of Bradstone were also directors, officers and shareholders of A&E.

7. Consulting fees of $257,000 were paid by Bradstone to A&E in 2002, calculated as 1.5% of assets under administration less certain recoverable amounts pursuant to the terms of a management agreement which was terminated following the closing of the Prior Arrangement.

8. During 2001, $138,814 in financing fees were charged by Bradstone to Watersave Logic Corp., a company with common directors and officers. These fees were paid to Bradstone through the issuance of 926,090 shares by WaterSave Logic Corporation on January 14, 2002 to Bradstone. Robert G. Atkinson is President, CEO and a director of WaterSave Logic Corporation.

9. On March 3, 2003, Watersave Logic Corporation ("Watersave") consolidated its indebtedness to Quest of approximately $600,000 pursuant to a Loan Agreement of that date (the "Watersave Loan"). The Watersave Loan provides for monthly interest payments at 12% per annum and is due and payable in full on December 31, 2003. As security for the Watersave Loan, Watersave granted to Quest a security interest pursuant to a general security agreement.

10. Quest holds approximately 10.5% of the issued shares of Spur and A&E holds approximately 1.8% of the issued shares of Spur. Robert G. Atkinson, Gordon D. Ewart and W. David Black, former directors of Bradstone, were and Messrs. Atkinson and Ewart still are members of the eight person board of directors of Spur. Mr. Atkinson is Chairman of the Board of Spur.

11. The Loan Syndication Agreement dated February 4, 2003 and March 12, 2003 with Quest whereby Viceroy has a participation interest in bridge loans that have been arranged by Quest. A. Murray Sinclair, Chairman and a director of Viceroy, is also the President and Director of Quest.

RELATIONSHIP BETWEEN QUEST AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of Quest or of an associate or affiliate of Quest, held by a professional person as referred to in section 106(2) of the Rules under the *Securities Act* (British Columbia) to the knowledge of Quest.

AUDITORS

The auditors of Quest are PricewaterhouseCoopers LLP, 200 - 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Quest Shares is Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

MATERIAL CONTRACTS

The only agreements or contracts that Quest has entered into within the past two years which may be reasonably regarded as being currently material are as follows:

1. Prior Arrangement Agreement dated April 5, 2002 among Bradstone, Peruvian, Glenex and Stockscape.
2. Arrangement Agreement dated May 15, 2003 among Viceroy, Quest, Avatar, Arapaho, ViceroyEx and SpectrumGold. See "The Arrangement. Agreement".

A copy of any material contract or report may be inspected at any time up to the Quest Meeting during normal business hours at the business office at Suite 300 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

OTHER MATERIAL FACTS

There are no other material facts relating to Quest and not disclosed elsewhere in this Information Circular.

AVATAR PETROLEUM INC.

The following information is provided by Avatar, is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of Avatar. See "Mergeco" for pro forma business, financial and share capital information for Mergeco Post-Arrangement.

NAME AND INCORPORATION

Avatar was incorporated under the name Lighthouse Resources Inc. on November 17, 1980 and changed its name to Saxon Capital Corp. on June 22, 1995. Avatar then changed its name to Saxon Gold Corp. on May 28, 1997 and then changed its name to Avatar Petroleum Inc. on December 18, 2000.

The authorized share capital of Avatar consists of 100,000,000 Avatar Shares without par value, of which 21,063,391 Avatar Shares are issued and outstanding. On completion of the Arrangement, Avatar will cease to exist as a separate company and its assets and operations will be held by and conducted through Mergeco. See "Mergeco".

Avatar's head office and principal business address is located at 1320 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. Avatar's registered office and office for service of documents is located at Suite 1880 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3.

Avatar is currently listed on the TSX Venture and its shares trade under the symbol "AVA".

INTERCORPORATE RELATIONSHIPS

Avatar has one wholly-owned subsidiary, Saxon Resources Corp., an international business company incorporated under the laws of the British Virgin Islands on May 12, 1997 with its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

GENERAL DEVELOPMENT OF THE BUSINESS – THREE YEAR HISTORY

Prior to 2000, Avatar was a mineral exploration company with a significant number of early stage exploration concessions in Ecuador. Due to financial and market constraints, management sought other opportunities in Ecuador. In October 1999, Avatar, which was then known as Saxon Gold Corp., entered into an agreement to acquire Grantmining, S.A., an Ecuadorian company wholly-owned by Grantham Resources Inc. of Calgary, Alberta for 700,000 common shares in its capital and the assumption of certain liabilities. The sole asset of Grantmining, S. A. was its 47% interest in the Ecuadorian concession entitled "Contract for Crude Oil Production and Additional Exploration of Hydrocarbons in the Marginal Field Tiguino", dated effective January 7, 2000, entered into by Grantmining, S.A. with certain other joint operator parties and Petroecuador and Petroproduccion (the "**Contract**"). Pursuant to the Contract, the holders thereof were entitled to drill for and produce petroleum substances from the Tiguino field in the Oriente Basin, Ecuador. Subsequently, Avatar raised the necessary financing to secure the interest of Grantmining, S. A. in the Tiguino concession. Bellwether International Inc. ("**Bellwether**"), of Houston, Texas acquired the operating interests of the other joint operators. Differences arose between Avatar and Bellwether as to compliance by the parties with their contractual obligations, but in July, 2000, Avatar entered into a settlement agreement with Bellwether, pursuant to which its operating interest was fixed at 30%. Bellwether subsequently sold its interest in Tiguino to Rio Alto Exploration Ltd. ("**Rio Alto**") of Calgary, Alberta.

In November, 2001, the board of Avatar accepted an offer from Rio Alto for the purchase of the entire share capital of Grantmining, S.A. for US$3.75 million, subject to certain adjustments. The purchase was payable in two installments, the first payment of US$1.8 million was made at the closing of the transaction, with the balance (as adjusted) paid upon the transfer of the shares of Grantmining, S. A. to Rio Alto being registered with the appropriate Ecuadorian governmental authority and when all fees and costs payable in respect of such registrations were paid. The sale closed on January 31, 2002. Following the sale of Grantmining, S.A., Avatar has not carried on any active business. See "Management Discussion and Analysis". See "Mergeco" for disclosure of the business to be carried on post Arrangement.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable securities legislation save for this Arrangement or as disclosed below. Details of the Arrangement are provided under "The Arrangement". The future effect of the Arrangement on the operating results and financial position of Avatar is not known to Avatar. However, shareholders are invited to review the Mergeco Pro Forma Financial Statements attached as Schedule "G" hereto. See "The Arrangement - Opinions" for fairness opinions relating to Avatar. See also "The Arrangement - Insider Positions and Shareholdings" and "Interest of Management and Others in Material Transactions" for information.

Avatar within the last fiscal year sold its wholly owned subsidiary, Grantmining S.A., for the sum of US$3.75 million subject to certain adjustments.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Avatar's active business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business. For discussion of trends following completion of the Arrangement, see "Mergeco – Trends".

DESCRIPTION OF THE BUSINESS

On January 28, 2002 Avatar sold Grantmining S.A., its indirect wholly owned subsidiary, which held Avatar's interest in the Tiguino oilfield in Ecuador. As a result of the sale, Avatar does not have an active business. Avatar's principal assets are now cash and short-term investments.

STATED BUSINESS OBJECTIVES

The business objectives which Mergeco, as the surviving corporation after giving effect to the Arrangement, expects to accomplish are disclosed under "Mergeco – Description of Business".

AVAILABLE FUNDS

Avatar's available funds of approximately $6 million as at April 30, 2003 will, if the Arrangement is completed, become assets of Mergeco, post Arrangement. See "Mergeco Pro Forma Financial Statements".

PRINCIPAL PURPOSES

Avatar's available funds will be used in connection with Mergeco's business as described under "Mergeco" if the Arrangement completes. If the Arrangement does not complete, the available funds will be retained by Avatar and Avatar will continue to seek other investment or business opportunities.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Avatar attached as Schedule "E" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

The following table sets forth selected unaudited quarterly financial information:

	Quarter Ended ($000's except per share data)			
	31-Dec-2002 $	**30-Sept-2002 $**	**30-June-2002 $**	**31-Mar-2002 $**
Revenue	14	39	-	-
Net Income (Loss)	53	122	(301)	5,069
Net Income (Loss) Per Share	-	0.01	(0.02)	0.39
	Quarter Ended ($000's except per share data)			
	31-Dec-2001[2] $	**31-Oct-2001[1] $**	**31-Jul-2001[1] $**	**30-Apr-2001[1] $**
Revenue	1,938	1,284	744	211
Net Income (Loss)	(1,277)	(937)	(498)	(674)
Net Income (Loss) Per Share	(0.13)	(0.07)	(0.04)	(0.02)

(1) In fiscal 2001, Avatar changed its fiscal year end from October 31 to December 31.
(2) Two months only.

The following table sets forth selected financial information derived from the audited financial statements of Avatar for the periods indicated:

	12 Months Ended 31-Dec-02 (000's) $	**14 Months Ended 31-Dec-01 (000's) $**	**12 Months Ended 31-Oct-00 (000's) $**
Revenue	52	4,177	1,142
Net Income (Loss)	4,943	(3,386)	(2,985)
Net Income (Loss)/Share	0.37	(0.27)	(0.31)
Working Capital	6,122	(10,528)	(721)
Total Assets	6,182	10,734	4,665
Long Term Liabilities	Nil	Nil	Nil
Cash Dividend	Nil	Nil	Nil

MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operation

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

During the period ended December 31, 2002, Avatar realized no revenues other than $52,199 in interest revenue as opposed to $4,177,111 it received in revenue from its oil and gas operations and interest during the 14 month period ended December 31, 2001. There were no oil and gas revenues realized because Avatar sold its 30% interest in the Tiguino oilfield to Rio Alto effective January 31, 2002. Avatar realized a $6,304,446 gain on the sale of its interest in the Tiguino oilfield. Operating expenses dropped significantly in 2002 as a result of the sale. In the 12 month period ending December 31, 2002 operating expenses totalled $1,278,331 as opposed to $7,575,600 in 2001. Pursuant to an issuer bid, Avatar repurchased 400,834 common shares in its capital at $0.32 per share and 55,000 options. As at December 31, 2002, Avatar has no operations, no employees and does not pay any management fees. Avatar pays $4,000 per month to a company controlled by a former director to cover such items as accounting, administration, rent, reception and telephone answering services. See also "General Development of the Business – Three Year History".

14 Months Ended December 31, 2001 Compared to Year Ended October 31, 2000

During the 14 month period ending December 31, 2001, Avatar realized revenues of $4,177,111 from its 30% interest in the Tiguino oilfield together with interest as opposed to $1,142,321 during the 12 month period ending October 31, 2000. The change experienced by Avatar through the previous year continued to have its effect throughout fiscal 2001. In November 2000, Avatar officially changed its name from Saxon Gold Corp. to Avatar Petroleum Inc., in order to reflect the change in focus from gold exploration and mining to petroleum acquisition, exploration and production. Change continued to be dominant in the field as well. Early in the period, Avatar announced significant oil production increases in the Tiguino oilfield from its earlier levels of 2400 barrels of oil per day ("**BOPD**") to approximately 4000 BOPD as a result of upgrades of surface pump units and workovers of existing wells, a program undertaken by the consortium following the granting of additional pipeline allowable access to Avatar by Ecuador's Hydrocarbon National Directorate. Additionally, the contract for the construction of the new private oil pipeline from Central Ecuador to the Coast in Esmeraldas was finalized and signed. The completion of the pipeline would effectively double the amount of oil currently transported from Oriente to Esmeraldas.

On March 20, 2001, Avatar entered into an agreement with Norman Gold Corp., a company controlled by its former President, for the disposition of all its mining interests as held by Avatar's wholly-owned subsidiary, EcuaSaxon S.A. The mining interests consisted of six distinct concessions in the Republic of Ecuador, which, due to market conditions and their early stage of development, were considered to have little commercial value and were expected to complicate financing activities for Tiquino.

Avatar acquired a new partner in the joint venture to develop the Tiguino oilfield, as Mission Resources Corporation (formerly Bellwether Exploration Inc.) announced that it had entered into a Purchase and Sales Agreement with Rio Alto of Calgary, Alberta, to divest of Mission's interests in Ecuador, including their 70% interest in the Tiguino oilfield. Consideration for the sale was US$8.5 million and the assumption of approximately US$30 million in future capital commitments to develop the Tiguino oilfield and the adjoining Charapa Field. Rio Alto was expected to continue with the drilling and development program as announced earlier in the year by the Joint Operating Committee.

Per the development program, drilling commenced on the Tiguino #7 Horizontal Well to 10,000 feet into the targeted Hollin Formation, at which point it proceeded laterally for an additional 1,000 feet. Within ninety days, the well was completed, with production stabilizing at approximately 2500 BOPD.

Additionally, surface equipment upgrades and workovers on other producing wells in the Tiguino oilfield helped to maintain previous existing production levels at an average of approximately 3200 BOPD.

A total of 306,866 options in Avatar were cancelled or expired and a total of 1,050,000 options in Avatar were granted at an exercise price of $0.25 per share. Of the 1,050,000 options granted, 708,800 were repriced to $0.25 per share. Chris Cooper was elected Secretary of Avatar in December, 2001. Avatar also issued 67,418 bonus shares to Crested Wave Holdings Ltd., a company of which Jonathan McCullough is a shareholder, and 200,000 bonus shares to Chris Wright, both Directors of Avatar, in connection with monies loaned to Avatar.

Liquidity and Capital Resources

As at December 31, 2002, Avatar had working capital of approximately $6.1 million, and no operations.

DIVIDEND POLICY

Avatar has not paid dividends since its inception. Avatar currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Avatar consists of 100,000,000 Avatar Shares, of which 21,063,391 Avatar Shares are issued and outstanding as at the date of this Information Circular.

Holders of Avatar Shares are entitled to one vote per share at all meetings of shareholders. Holders of Avatar Shares are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Avatar available for distribution to holders of Avatar Shares in the event of liquidation, dissolution or winding-up of Avatar. All shares rank pari passu, each with the other, as to all benefits which might accrue to the holders of Avatar Shares.

SHARE AND LOAN CAPITAL

The following table and the notes thereto set forth the share and loan capital of Avatar as at the dates specified therein. The table should be read in conjunction with and is qualified in its entirety by reference to the Avatar Financial Statements appearing elsewhere in this Information Circular.

Description of Class	Authorized	Amount Outstanding as at December 31, 2002	Amount Outstanding as at April 30, 2003[1]
Common Shares	100,000,000	20,367,011	21,063,391
Options	2,400,000	954,134	218,800
Warrants	N/A	6,500,000	6,500,000
Long Term Debt	NA	Nil	Nil

(1) All figures set out are unaudited.

CONSOLIDATED CAPITALIZATION

There has not been any material change in the share and loan capital of Avatar on a consolidated basis, since December 31, 2002, other than the issuance of 733,334 common shares and cancellation of escrow shares on the exercise of outstanding stock options and cancellation of 36,955 escrow shares.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

Options

As at the date of this Information Circular, Avatar has granted rights to purchase or acquire an aggregate of 218,800 Avatar Shares at prices ranging from $0.25 to $0.31 per share. Avatar implemented a formal stock option plan under which Avatar Options are granted in May, 1998. Upon completion of the Arrangement, all outstanding Avatar Options will be converted to Mergeco Options on the basis of 0.2825 Mergeco Option for each Avatar Option at a price 3.54 times the original price of the Avatar Option. No Avatar Options were cancelled since the commencement of the current financial year.

The following table sets out all options in Avatar and in subsidiaries of Avatar which are held by all the current executive officers and past executive officers as a group, all directors (but not executive officers) and past directors as a group, all employees and past employees as a group and all consultants, as at the date of this Information Circular:

Optionees(4)	Number of Avatar Shares Subject to Options	Exercise Price(5)	Market Value of Securities on the Date of Grant	Number in the Group
Executive Officers and Past Executive Officers	Nil	N/A	N/A	N/A
Directors and Past Directors who were not Executive Officers	40,000 40,000 38,800 100,000	$0.31 $0.25(2) $0.25(3) $0.25	$0.04(1) $0.04(1) $0.04(1) $0.15	1
Employees	Nil	N/A	N/A	N/A

(1) As Avatar's shares were not trading at the date of grant, the market value shown is the last trade of Avatar's shares prior to the grant of these options.
(2) On September 13, 2001, the exercise price of these options was reduced from $0.50 to $0.25 per share.
(3) On September 13, 2001 the exercise price of these options was reduced from $0.55 to $0.25 per share.
(4) There are no options to acquire Avatar Shares held by any other persons other than as disclosed in this table.
(5) The closing price of an Avatar Share on the day preceding the date of this Information Circular was $0.35.

Warrants

In connection with a private placement in December 2002, Avatar has outstanding warrants for the purchase of up to 6,500,000 Avatar Shares at an exercise price of $0.35 per share until December 24, 2004.

PRIOR SALES

Avatar has issued the following securities during the twelve months preceding the date of this Information Circular:

Date of Issue	No. of Securities Issued	Price	Reason for Issue
December 23, 2002	6,500,000 units[1]	$0.33	Private Placement
December 16, 2002	80,000 shares	$0.25	exercise of options
January 9, 2003	50,000 shares	$0.25	exercise of options
January 29, 2003	100,000 shares	$0.25	exercise of options
February 6, 2003	33,334 shares	$0.31	exercise of options
March 18, 2003	50,000 shares	$0.25	exercise of options
April 3, 2003	400,000 shares	$0.25	exercise of options
April 3, 2003	30,000 shares	$0.31	exercise of options
April 3, 2003	50,000 shares	$0.34	exercise of options
April 28, 2003	20,000 shares	$0.25	exercise of options

(1) Each unit was comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share for $0.35 until December 23, 2004.

STOCK EXCHANGE PRICES

Avatar Shares are listed and posted for trading on the TSX Venture under the symbol "AVA". The following table sets out the high and low trading price and volume of trading of the Avatar Shares on the TSX Venture during the periods indicated.

Year	Period	High ($)	Low ($)	Volume (no. of shares) 000's
2001	First Quarter	0.75	0.43	2,230
	Second Quarter	0.52	0.20	682
	Third Quarter	0.43	0.08	134
	Fourth Quarter	0.33	0.06	683
2002	First Quarter	0.30	0.18	1,141
	Second Quarter[1]	0.39	0.27	1,153
	Third Quarter	0.45	0.31	1,394
	October	0.35	0.30	270
	November	0.39	0.35	139
	December	0.35	0.26	859
2003	January	0.37	0.35	438
	February	0.36	0.35	657
	March	0.35	0.32	343
	April	0.32	0.40	1,531

PERFORMANCE SHARES OR ESCROW SECURITIES

There are no Avatar Shares held in escrow.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Avatar, as at the date of the Information Circular, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Avatar except the following:

Name and Municipality of Residence[(1)(2)]	Designation of Class	Type of Ownership	Number of Shares Owned	Percentage of Avatar Shares Before the Arrangement and Private Placement
Exploration Capital Partners 2000 L.P. [(3)]	common	direct	4,268,585	20.28%

(1) Information in this table is based on information provided to Avatar's management by those named.

(2) Where persons listed on this table have the right to obtain additional Avatar Shares through the exercise of Avatar Options, these additional shares are not deemed to be outstanding for the purpose of computing the percentages owned. Percentages are based on the shares outstanding as of the date of the Information Circular.

(3) The Limited Partnership is a Nevada limited partnership. The Limited Partnership also owns 1,910,00 of Avatar's outstanding warrants. The general partner of the Limited Partnership is Resource Capital. Richards (Rick) Rule is the President and director of Resource Capital. Mr. Rule owns, indirectly through a family trust, 90% of the shares of Resource Capital.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Avatar and principal occupation of each of the directors and the executive officers of Avatar.

Name, Position and Municipality of Residence[(1)]	Principal Occupation for the Past Five Years	Director Since	No. of Securities[(2)]
A. Murray Sinclair[(3)] Vancouver, B.C. President, Director	President, Avatar since Jan. 2003 and Director 2002 to present; President & Director, Quest, July 2002 to present; Chairman and Director, Viceroy Nov. 2002 to present; President, Quest Ventures Ltd., Dec. 1996 to present; Director, Arapaho 1998 to present; Director, Arapaho-Sub., Jan. 1997 to present.	2002	Nil
Jonathan McCullough[(3)(4)] Vancouver, B.C. Director	Lawyer, McCullough, O'Connor, Irwin.	1996	108,000[(4)]
Henry J. Knowles[(3)] Collingwood, Ontario Director	Business and Financial Consultant, 2003; Lawyer, Sheldon Huxtable, 1991 to 2002; Director, former Chairman, Automodular Corporation, 1989 to present; Director, Avatar, Jan. 2003 to present; Director, non-executive Secretary, Cavell Energy Corporation, 1994 to present; Director, Dominion Citrus Limited, 2000 to present; Director, Kingsdale Capital Corporation March 2003 to present; Director, MetalCORP Limited July 2002 to present; Director, Samuel Manu-Tech Limited, 1985 to present; Director, non-executive Chairman, Wolfden Resources Inc., 1997 to present; Director, The Gore Mutual Insurance Company, Cambridge, 1990 – 2003; and Director, Chairman of the Board, The SunBlush Technologies Corporation, 1993 – 2001.	January 2003	Nil

Chris Cooper Tsawwassen, British Columbia Secretary & Acting Chief Financial Officer	Business Consultant	N/A	Nil

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of Avatar, has been furnished by the respective directors and officers individually.
(2) The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of Avatar, has been furnished by the respective directors and officers individually.
(3) Member of Audit Committee.
(4) Does not include 82,418 Avatar Shares held by Crested Wave Holdings Ltd., of which Mr. McCullough is a minority shareholder.

The directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 108,000 Avatar Shares, being less than 1% of the issued Avatar Shares.

Management

Avatar has no full-time employees. Brief biographies of Mr. McCullough and Mr. Cooper are provided below.

Jonathan McCullough, 43, Director

Mr. McCullough is a lawyer and has been a partner with the law firm of McCullough O'Connor Irwin since 1994. He is recognized in the Lexpert directory as a leading lawyer in Canada in both the corporate finance and securities and mining practice areas.

Chris Cooper, 32, Secretary, Acting Financial Officer

Mr. Cooper is a business consultant and sits on the board of three public companies, Banks Ventures Ltd., Choice Resources Corp and Watch Resources Corp. which are all currently carrying on business. Chris Cooper is a principal of First Merit Group Ltd. which manages Avatar. Mr. Cooper holds a masters degree in Business Administration. Mr. Cooper devotes approximately 20% of his time to Avatar, is an independent contractor and has not entered into any non-competition or non-disclosure agreements with Avatar.

See "Mergeco – Directors and Officers" for a brief biography of A. Murray Sinclair and Henry J. Knowles. Also see "Mergeco - Directors and Officers" for information about backgrounds of management and directors after the completion of the Arrangement.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of Avatar, or to the knowledge of Avatar any shareholder holding a sufficient number of Avatar shares to affect materially the control of Avatar, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer, save as described under "Mergeco – Directors and Officers – Corporate Cease Trade Orders or Bankruptcies".

Penalties or Sanctions

No director or officer of Avatar, or to the knowledge of Avatar any shareholder holding a sufficient number of Avatar shares to affect materially the control of Avatar, has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of Avatar, or to the knowledge of Avatar any shareholder holding a sufficient number of Avatar Shares to affect materially the control of Avatar, has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of Avatar are required by law to act honestly and in good faith with a view to the best interests of Avatar and to disclose any interests which they may have in any project or opportunity of Avatar. Such directors or officers in accordance with the Company Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Avatar will participate in any project or opportunity, that director will primarily consider the degree of risk to which Avatar may be exposed and its financial position at that time.

To the best of the Avatar directors' knowledge, there are no known existing or potential conflicts of interest among Avatar, its promoters, directors, officers or other members of management of Avatar as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Interest of Management and Others in Material Transactions".

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Avatar during the most recently completed financial year ended December 31, 2002.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to Avatar for the most recently completed financial years ended December 31, 2002, 2001 and 2000 in respect of each of the individuals who were, as at December 31, 2002, 2001 and 2000, the Chief Executive Officer and the other four most highly compensated executive officers of Avatar whose total salary and bonus exceeded $100,000 (collectively the "**Named Executive Officers**") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an officer at the end of the most recently completed financial years ended December 31, 2002, 2001 and 2000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
Name and Principal Position	Period[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)[2]	Restricted Common Shares of Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)[3]
Robert Washer	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former President[4]	2001	59,000	Nil	Nil	250,000	Nil	Nil	99,982[5]
	2000	Nil	52,930	Nil	157,000	Nil	Nil	34,938[5]
Christopher Wright [6]	2002	Nil	Nil	Nil	Nil	Nil	Nil	25,000

(1) Fiscal years ended December 31, 2002, 2001 and October 31, 2000.
(2) Figures represent options granted during a particular year.
(3) Includes all other compensation for the covered financial year that is not properly reported in any other column of this table.
(4) Mr. Washer resigned as President of Avatar effective June 27, 2002.
(5) An amount equal to 10% of monies spent on exploration was paid to an Ecuadorian company controlled by Mr. Washer.
(6) Mr. Wright was appointed as President of Avatar effective July 4, 2002 and ceased to be President in January 2003.

Long Term Incentive Plan (LTIP) Awards

Avatar does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of securities), is paid or distributed to the Named Executive Officers.

Option Grants

Avatar has not granted any stock options to the Named Executive Officers during Avatar's most recently completed financial year.

Aggregate Options Exercised and Option Values

No options have been exercised by Named Executive Officers during the most recently completed financial year ended December 31, 2002. The fiscal year end values of the unexercised in the money options held by the Named Executive Officers are set out in following table:

Name	Securities Acquired on Exercise[1] (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable[2]	Value of Unexercised in-the-Money Options at Fiscal Year-End Exercisable/Unexercisable[3]
Robert Washer	Nil	N/A	157,000/Nil 100,000/Nil 150,000/Nil	$6,280/Nil $10,000/Nil $15,000/Nil
Christopher Wright	Nil	N/A	400,000/Nil 30,000/Nil 50,000/Nil	$40,000/Nil $1,200/Nil $500/Nil

(1) Number of Avatar Shares acquired on the exercise of stock options.
(2) The number of shares relate solely to stock options as at fiscal year end.

(3) Value of unexercised-in-the-money options calculated using the closing price of Avatar Shares on the TSX Venture on December 31, 2002 of $0.35 per share, less the exercise price per share.

Defined Benefit or Actuarial Plan Disclosure

Avatar has no defined benefit or actuarial plans.

Termination Of Employment, Changes In Responsibility And Employment Contracts

During the fiscal year ended December 31, 2002, Avatar was a party to the following employment contracts/arrangements with the Named Executive Officers:

1. An amount equal to 10% of monies spent on exploration was paid to Minera Australiana Cia. Ltda., an Ecuadorian company controlled by Mr. Washer. These administration fees totalled $10,000 for the year ended December 31, 2002, $195,938 for the year ended December 31, 2001 and $34,938 for the year ended October 31, 2000.

Avatar has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in Avatar's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

Except as provided below, directors are not currently paid a fee for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert. Avatar has agreed to pay each of Mr. McCullough and Mr. Knowles $10,000 for their activities as members of Avatar's Special Committee to review the Arrangement. During the most recently completed financial year or subsequently, up to and including the date of this Information Circular, the Directors were not paid any directors' fees, however a total of $49,732 for rent and administrative fees was paid to First Merit Group, a company controlled by Mr. Wright, a former director of Avatar.

During the year Avatar paid or accrued $34,238 to McCullough O'Connor Irwin, a law firm in which Mr. McCullough is a partner, for its services in connection with the substantial issuer bid.

During the financial year ended December 31, 2002, no stock options were granted by Avatar.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to Avatar's business. If the Arrangement completes, Avatar Shareholders will be subject to the risk factors of Mergeco and reference should be made to "Mergeco – Risk Factors".

Nature of the Securities

The purchase of Avatar securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the securities of Avatar should not constitute a major portion of an investor's portfolio.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Avatar will need to locate a property or another business to acquire. There is no certainty that Avatar will be able to do so, or if it locates a property or business, that it will be able to obtain required financing or obtain regulatory or shareholder approval for the Arrangement, that it will have or will be able to raise sufficient funds to finance the new property or business, or that such new property or business will be successful.

Lack of Earnings

There can be no assurance that Avatar will achieve any substantial earnings from its financial investments or its other assets carried at nominal values, which have the potential to yield additional equity to the shareholders.

Dependence on Management

Until the Arrangement completes, Avatar is dependent upon the personal efforts and commitment of its existing management, who is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Avatar could result, and other persons would be required to manage and operate Avatar.

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with Avatar. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act.

PROMOTER

There is no person who may be considered a promoter of Avatar within the meaning of securities legislation applicable to Avatar.

LEGAL PROCEEDINGS

Avatar is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no insider of Avatar and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Avatar's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect Avatar.

Murray A. Sinclair, a director and officer of Quest is also a director and officer of Viceroy, Avartar, Arapaho and a greater than 20% shareholder of Arapaho. He will be a director of Mergeco and a director and officer of ViceroyEx and may directly and indirectly benefit from the Arrangement by his ownership of shares in these companies and through his continued role as director.

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Avatar does not have any Sponsorship or Fiscal Agency Agreements outstanding.

INVESTOR RELATIONS ARRANGEMENTS

Avatar does not have any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Avatar or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future with respect to its securities.

RELATIONSHIP BETWEEN AVATAR AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of Avatar or of an associate or affiliate of Avatar, held by a professional person as referred to in section 106(2) of the Rules under the *Securities Act* (British Columbia), a responsible solicitor or any partner or a responsible solicitor's firm to the knowledge of Avatar.

AUDITORS

The auditors of Avatar are PricewaterhouseCoopers LLP, #200, 250 Howe Street, Vancouver, BC V6C 3S7.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Avatar Shares is Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

PARTICULARS OF MATERIAL CONTRACTS

The only agreements or contracts that Avatar has entered into which may be reasonably regarded as being currently material are as follows:

1. Arrangement Agreement dated May 15, 2003 among Viceroy, Quest, Avatar, Arapaho, ViceroyEx and SpectrumGold. See "The Arrangement Agreement".

A copy of any material contract or report may be inspected at any time up to the date of the Avatar Meeting during normal business hours at the business office of Avatar at 1320 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

OTHER MATERIAL FACTS

There are no other material facts relating to Avatar and not disclosed elsewhere in this Information Circular.

ARAPAHO CAPITAL CORP.

The following information is provided by Arapaho, is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of Arapaho. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

NAME AND INCORPORATION

Arapaho was incorporated under the Company Act on April 17, 1998 as "No. 440 Taurus Ventures Ltd." and changed its name to "Arapaho Capital Corp." on June 22, 1998. Arapaho's authorized capital consists of 100,000,000 common shares without par value.

The business office of Arapaho is located at Suite 300, 570 Granville Street, Vancouver, British Columbia, V6C 3P1 and its registered and records offices are located at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3. Arapaho is listed on the TSX Venture and its shares trade under the symbol "AHO".

On completion of the Arrangement, Arapaho will continue to be listed on the TSX Venture. Its primary asset will be the Mergeco Class A Shares that it will receive in exchange for the transfer of its 100% interest in Arapaho-Sub.

INTERCORPORATE RELATIONSHIPS

The following chart sets forth, as of the date of this Information Circular, the organization of Arapaho and its direct subsidiary and its jurisdiction of incorporation.



Arapaho Capital Corp.
(British Columbia)
100%
Quest Management Corp.
(Arapaho-Sub)
(British Columbia)

GENERAL DEVELOPMENT OF THE BUSINESS – THREE YEAR HISTORY

Arapaho was incorporated as a capital pool company pursuant to Policy 30 of the Vancouver Stock Exchange (now Policy 2.4 of the TSX Venture). As such, its sole business from incorporation was to investigate business opportunities with a view to completing a 'Qualifying Transaction' which it did on October 30, 2001, by acquiring all of the issued shares of Arapaho-Sub in exchange for the issuance of 1,500,000 Arapaho Shares at a deemed price of $0.64 per Arapaho Share.

Arapaho-Sub is a Vancouver, British Columbia-based company the principal business activity of which consists of providing a range of consulting, management and administrative services to various public and private companies ("**Client Companies**"). See "Arapaho-Sub - (Quest Management Corp.) – General Development of the Business".

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

There are no significant acquisitions or dispositions involving Arapaho, completed or probable, for which financial statements would be required under applicable Canadian securities legislation save for this Arrangement. Details of the Arrangement are provided under "The Arrangement". The future effect of the Arrangement on the operating results and financial position of Arapaho is not known to Arapaho save that Arapaho-Sub provides the only current source of income for Arapaho and Arapaho will be required to seek other business opportunities and possibly funding following completion of the Arrangement. See "The Arrangement - Fairness Opinions" for fairness opinions relating to Arapaho. See also "Insider Positions and Shareholdings" and "Interest of Management and Others in Material Transactions" for information.

If the Arrangement completes, Arapaho will transfer of all of its shares of Arapaho-Sub, which will constitute the sale of the whole of the undertaking of Arapaho, and will receive 863,857 Mergeco Class A Shares in exchange therefor. Mr. Sinclair, director of Arapaho, is a director and officer of each of Viceroy and Quest and a director of Arapaho-Sub. Brian Bayley, President, Chief Executive Officer and director of Arapaho, is a director and senior officer of Quest and a director and senior officer of Arapaho-Sub. John Fleming, director of Arapaho, is a director of Quest. Messrs. Sinclair, Bayley and Fleming have abstained from voting as director of all Companies in respect of this transaction. For information on the proposed exchange of the shares of Arapaho-Sub, see "The Arrangement".

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Arapaho's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business save that:

1. completion of the Arrangement will have a material effect on Arapaho as Arapaho's sole source of earnings is its interest in Arapaho-Sub which will be acquired by Mergeco. The earnings of Arapaho-Sub will thereafter go to Mergeco. Arapaho will own 863,857 Mergeco Class A Shares on completion of the Arrangement and its financial condition will in part depend on the success of Mergeco in conducting the Mergeco business and whether the Mergeco Class A Shares increase in value and on Arapaho's ability to find other business opportunities and, if required, funding, as Arapaho will continue to operate as a separate company listed on the TSX Venture; and

2. if the Arrangement does not complete, Arapaho will continue its current operations.

DESCRIPTION OF THE BUSINESS

Arapaho's only business is carried on through its wholly-owned subsidiary, Arapaho-Sub. See "Arapaho-Sub ("Quest Management Corp.") – General Development of Business".

If the Arrangement completes, Arapaho-Sub will be a wholly-owned subsidiary of Mergeco. In consideration for the transfer of the Arapaho-Sub Shares, Arapaho will receive 863,857 Mergeco Class A Shares, representing approximately 1% of the issued Mergeco Class A Shares. See "Mergeco" for information about Mergeco and the risk factors applicable to Mergeco arising from Arapaho's ownership of Mergeco Class A Shares. Arapaho will continue to exist as a publicly traded company on the TSX Venture and will look for other business opportunities.

If the Arrangement does not complete, Arapaho will continue to operate its business through Arapaho-Sub.

PROPRIETARY PROTECTION

Arapaho does not own any patents, trademarks or other intellectual property.

STATED BUSINESS OBJECTIVES

Arapaho is carrying on the business of Arapaho-Sub at the present time and does not have any business objectives, except to complete this Arrangement. If the Arrangement completes, Arapaho will hold the 863,857 Mergeco Class A Shares as part of an investment portfolio and will continue to look for other investment and business opportunities. The business objectives which Mergeco, as the surviving corporation, expects to accomplish are disclosed under "Mergeco – Description of Business".

AVAILABLE FUNDS

Arapaho's available funds of $859,178 as at March 31, 2003 will, if the Arrangement is completed, continue to be assets of Arapaho. Arapaho-Sub's available funds of $71,003 as at March 31, 2003 as well as future revenue will, if the Arrangement is completed, be assets of Mergeco. See "Mergeco – Description of Business" and the Mergeco Pro Forma Financial Statements.

PRINCIPAL PURPOSES

Arapaho-Sub's available funds will be used in Mergeco's business as described under "Mergeco – Description of Business" if the Arrangement completes. If the Arrangement does not complete, the available funds will be retained by Arapaho-Sub.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected financial information for the periods indicated and should be read in conjunction with, and are qualified by reference to, Arapaho's financial statements which are filed on SEDAR. Also see the financial statements of Arapaho-Sub attached as Schedule "F" to this Information Circular.

The following table sets forth selected unaudited quarterly financial information:

	Quarter Ended			
	30-Sept-2002 (000's) $	**30-June-2002 (000's) $**	**31-Mar-2002 (000's) $**	**31-Dec-2001[(1)] (000's) $**
Revenues	215	239	206	208
Net Income (Loss)	48	48	13	33
Net Income (Loss) / Share	0.02	0.02	Nil	0.01
	Quarter Ended			
	31-Aug-2001 (000's_ $	**31-May-2001 (000's) $**	**28-Feb-2001 (000's) $**	**30-Nov-2000 (000's) $**
Revenues	1	2	3	3
Net Income (Loss)	(9)	-	(7)	-
Net Income (Loss) / Share	(0.01)	Nil	(0.01)	Nil

(1) The fiscal year end of Arapaho changed following completion of the Qualifying Transaction, from August 31st to September 30th, because the acquisition of Arapaho-Sub was treated as a reverse takeover for accounting purposes and Arapaho-Sub had a September 30th year end.

(2) As noted above, the fiscal year end of Arapaho changed following completion of the Qualifying Transaction. As a result, the fiscal quarter during this period ended on November 30, 2000.

The following table sets forth selected financial information derived from the financial statements of Arapaho for the periods indicated:

	Three Months Ended 31-Dec-2002 (000's) $	**Year Ending 30-Sept-2002 (000's) $**	**Year Ending 31-Aug-2001 (000's) $**	**Year Ending 31-Aug-2000 (000"s) $**
Revenue	241	868	9	10
Net Income (Loss)	53	143	(17)	(19)
Net income (Loss) / Share	0.02	0.11	(0.01)	(0.01)
Working Capital	1,097	1,052	209	291
Total Assets	1,378	1,333	300	314
Long Term Liabilities	116	132	Nil	Nil

(1) The audited financial information for the years ended August 31, 2001 and August 31, 2000 reflect the operations of Arapaho. The audited financial information for the year ended September 30, 2002 includes the results from operations and cash flows of Arapaho-Sub, the legal subsidiary of Arapaho, from October 31, 2001, combined with those of Arapaho from October 31, 2001.

MANAGEMENT DISCUSSION AND ANALYSIS

This discussion should be read in conjunction with, and is qualified by reference to, Arapaho's financial statements which are filed on SEDAR. Also see the financial statements of Arapaho-Sub attached as Schedule "F" to this Information Circular.

Description of Business

Prior to October 30, 2001, Arapaho was a capital pool company pursuant to the policies of the TSX Venture (formerly the Vancouver Stock Exchange). On October 30, 2001, Arapaho completed a "Qualifying Transaction" by acquiring all of the issued and outstanding shares of Arapaho-Sub, whose principal business activity consists of providing consulting, management and certain administrative services to various companies, with a focus on assisting Client Companies to comply with regulatory filings and administrative requirements.

Discussion of Operations and Financial Condition

Because the shareholders of Arapaho-Sub obtained control of Arapaho through a share exchange, the acquisition of Arapaho-Sub has been accounted for as a reverse takeover. Arapaho-Sub is deemed to have acquired Arapaho. The consolidated statements of operations and retained earnings and cash flows reflect the results from operations and cash flows of Arapaho-Sub, the legal subsidiary, for the year ended September 30, 2002, combined with those of Arapaho, the legal parent, from acquisition on October 30, 2001, in accordance with generally accepted accounting principles for reverse takeovers. The comparative figures presented are those of Arapaho-Sub, the legal subsidiary.

Arapaho reported consolidated net earnings of $142,827 (basic earnings per share of $0.11; diluted earnings per share of $0.08) for the year ended September 30, 2002 compared to net earnings of $82,622 (basic earnings per share of $0.06; diluted earnings per share of $0.06) for the corresponding period last year. Management fee and consulting revenues are up due to administrative contracts with new Client

Companies and provision of additional services to certain companies. Interest expense is up due to interest on the convertible debentures issued on October 30, 2001 ($600,000 bearing interest at 6%). Income earned by Arapaho-Sub, the legal subsidiary, is taxed at a higher rate because Arapaho-Sub became a subsidiary of a public company on October 30, 2001 and as a result, no longer qualifies for the small business deduction.

The acquisition of Arapaho-Sub as a wholly-owned subsidiary has changed the nature of Arapaho. The consolidated entity now has a regular stream of revenues but also has new obligations including an office lease, equipment leases and a monthly payroll to meet. Although Arapaho-Sub has operated profitably since incorporation in December 1996, there is no assurance that it will continue to do so in the future. The companies to which Arapaho-Sub provides its management services are, for the most part, small development stage companies without regular sources of revenue. Accordingly the risk exists that Client Companies may not be able to pay on a timely basis for services rendered.

Liquidity and Solvency

Working capital increased from $297,032 as of September 30, 1001 to $1,082,341 as of September 30, 2002 and is mainly attributable to the October 30, 2001 business combination and receipt of funds from the convertible debentures. Arapaho's currently working capital position is adequate to fund ongoing obligations at this point in time.

DIVIDEND POLICY

Arapaho has not paid dividends since its incorporation. Arapaho currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Arapaho consists of 100,000,000 Arapaho Shares, of which 3,000,000 common shares were issued and outstanding as at the date of this Information Circular.

Holders of Arapaho Shares are entitled to one vote per share at all meetings of Shareholders, to receive dividends as and when declared by the directors and to receive a *pro rata* share of the assets of Arapaho available for distribution to holders of Arapaho Shares in the event of liquidation, dissolution or winding-up of Arapaho. All rank *pari passu*, each with the other, as to all benefits which might accrue to the holders of Arapaho Shares.

SHARE AND LOAN CAPITAL

The following table and the notes thereto set forth the share and loan capital of Arapaho as at the dates specified therein. The following table should be read in conjunction with, and is qualified by reference to, Arapaho's financial statements which are filed on SEDAR.

Designation of Security	**Authorized**	**Amount Outstanding as at December 31, 2002** (1)(1)(2)(3)	**Amount Outstanding as at April 30, 2003**(1)(2)(3)
Common Shares	100,000,000	3,000,000	3,000,000
Long Term Debt	N/A	$600,000 (4)	$600,000 (4)

(1) All figures are unaudited.
(2) These figures do not include Arapaho Shares which may be issued upon conversion of the outstanding Arapaho Debentures.
(3) Arapaho's share and loan capital will not change as a result of the Arrangement.

(4) As a condition to the acquisition of Arapaho-Sub, Arapaho conducted a financing by way of issuance of the Arapaho Debentures consisting of 600 unsecured, subordinated, convertible debentures of $1,000 each, for proceeds net of financing costs, of $570,000, with a stated interest rate of 6% per annum, payable semi-annually, which mature on December 30, 2006. See "Arapaho Capital Corp. – Options and Other Rights to Purchase Securities – Arapaho Debentures" for other terms of the Arapaho Debentures.

CONSOLIDATED CAPITALIZATION

There has not been any material change in the share and loan capital of Arapaho on a consolidated basis since the date of the comparative financial statements for the most recently completed financial year.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

Options

As at the date of this Information Circular, there are no stock options outstanding to purchase Arapaho Shares.

On January 31, 2003, the board of directors of Arapaho considered and approved a share option plan (the "**Plan**") for the benefit of directors, officers, employees and consultants of Arapaho and of Arapaho-Sub in order to conform to the applicable rules and policies of the TSX Venture, which Plan was subsequently approved by the TSX Venture on February 24, 2003 and by the members of Arapaho at the Annual & Extraordinary General Meeting held on March 28, 2003. The principal features of the Plan are described in the shareholder material provided in connection with the March 28th meeting which is filed on SEDAR.

Arapaho Debentures

The Arapaho Debentures are convertible into Arapaho Shares at any time at the option of the holder at a conversion price of $1.00 per Arapaho Share. Arapaho has the option of settling the outstanding principal amount of the Arapaho Debentures on maturity by issuing Arapaho Shares having a deemed value of 95% of the average closing price for such shares on the TSX Venture over the ten days trading immediately prior to the maturity date, subject to a floor price of $0.42 per Arapaho Share.

Arapaho intends, subject to obtaining the necessary documents and consents, to repay the Arapaho Debentures following the completion of the Arrangement.

PRIOR SALES

Arapaho has not issued any securities during the 12 months preceding the date of this Information Circular.

STOCK EXCHANGE PRICES

Arapaho Shares are quoted on the TSX Venture under the symbol AHO. The following table sets out the high and low trading prices and volume of trading of the Arapaho Shares during the periods indicated.

	High	**Low**	**Volume 000's (No. of shares)**
Second quarter ended February 28, 2001[1]	---	---	---
Third quarter ended May 31, 2001[1]	---	---	---
Fourth quarter ended August 31, 2001	$0.50	$0.32	43
First quarter ended December 31, 2001[2]	$0.32	$0.22	55
Second quarter ended March 31, 2002	$0.24	$0.23	19

	High	Low	Volume 000's (No. of shares)
Third quarter ended June 30, 2002	$0.34	$0.23	2
Fourth quarter ended September 30, 2002	$0.25	$0.17	9
October 2002	$0.25	$0.16	17
November 2002	$0.17	$0.17	4
December 2002	$0.17	$0.16	9
January 2003	$0.20	$0.20	18
February 2003	$0.24	$0.16	2
March 2003	$0.30	$0.20	85
April 2003	$0.30	$0.22	3

(1) No trading of Arapaho's Shares occurred during these quarters as trading in Arapaho's Shares was halted on the TSX Venture beginning on May 16, 2000 at the request of Arapaho's management.

(2) As the fiscal year end of Arapaho changed following the completion of the Qualifying Transaction from August 31st to September 30th, this quarter ended December 31, 2001 includes the period September 1, 2001 to December 31, 2001.

ESCROW SECURITIES

There were originally 500,000 Arapaho Shares (the "**Escrow Shares**") issued to Quest Ventures Ltd. at a price of $0.20 per share. These shares are held in escrow pursuant to a Seed Share Escrow Agreement dated for reference August 19, 1998 (the "**Seed Share Escrow Agreement**"). Brian E. Bayley, a director, officer and shareholder of Arapaho and a director and officer of Arapaho-Sub, and A. Murray Sinclair, a director and shareholder of Arapaho and a director of Arapaho-Sub, each hold 50% of the issued shares of Quest Ventures Ltd. In accordance with the terms of the Seed Share Escrow Agreement, 166,667 Escrow Shares were released on October 30, 2002 and the remaining 333,333 Escrow Shares are scheduled for release on each of October 30, 2003 and October 30, 2004. The Seed Share Escrow Agreement restricts the sale, assignment, hypothecation and transfer of such Escrow Shares without the written consent of the TSX Venture. Effective March 20, 2003, the TSX Venture consented to the transfer of the remaining 333,333 Escrow Shares to Brian E. Bayley and A. Murray Sinclair as to 166,667 Escrow Shares and 166,666 Escrow Shares, respectively.

In the event of the bankruptcy or death of a holder of the Escrow Shares, the Trustee, with written notification to the TSX Venture, may transmit such Escrow Shares to the trustee in bankruptcy, executor, administrator or such other person as is legally entitled to become the registered owner of the Escrow Shares. Any Escrow Shares not released from escrow before the expiration of ten years from the date of the Seed Share Escrow Agreement will be deemed to be cancelled.

In addition, the 1,500,000 Arapaho Shares issued to Messrs. Bayley and Sinclair in consideration for the acquisition of Arapaho-Sub are held in escrow pursuant to an Escrow Agreement dated September 27, 2001. 150,000 of these shares were released on October 30, 2001, 225,000 on April 30, 2002, 225,000 on October 30, 2002 and 225,000 on April 30, 2003. The remaining 675,000 shares are scheduled for release as to 225,000 shares on each of October 30, 2003, April 30, 2004 and October 30, 2004.

Accordingly, as at the date of this Information Circular, an aggregate of 1,233,333 Arapaho Shares, representing 41.1% of Arapaho's Shares, remain in escrow.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Arapaho no person, as at the date of this Information Circular, beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Arapaho except the following:

Name and Municipality of Residence	Designation of Class	Type of Ownership	Number of Arapaho Shares Owned (1)	Percentage of Arapaho Shares (2)
Brian E. Bayley President, Chief Executive Officer and Director	Common	Direct	1,000,000 (3)	33.3%
A. Murray Sinclair Director	Common	Direct	1,000,000 (3)	33.3%

(1) Information in this table is based on information provided to Arapaho by those named.
(2) Percentages are based on the shares outstanding as of the date of this Information Circular.
(3) 166,667 of these shares are registered in the name of Quest Ventures Ltd. Messrs. Bayley and Sinclair each hold 50% of the issued and outstanding shares of Quest Ventures.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Arapaho and principal occupation of, and number of Arapaho Shares owned or over which control and direction is exercised by, each of the directors and the executive officers of Arapaho.

Name, Municipality of Residence, current position and age(1)	Principal Occupation for the Past Five Years	Director Since	No. of Securities(2)
Brian E. Bayley (3) North Vancouver, B.C. President, Chief Executive Officer and Director (50)	Chief Executive Officer, Director of Quest July 2002 to present; President, CEO & Director, Arapaho-Sub, Dec. 1996 to present; Director, Quest Ventures Ltd., a private merchant banking company, Dec. 1996 to present.	June 22, 1998	1,000,000 (4)
John J. Fleming (3) Calgary, Alberta Director (63)	President of Bonanza Energy Ltd, over five years.	August 15, 2000	Nil
Alan F. Matthews(3) Porto, Portugual Director (50)	President of Kernow Resources and Developments Ltd., over five years.	August 15, 2000	Nil
A. Murray Sinclair(3) Vancouver, B.C. Director (41)	President & Director, Quest July 2002 to present; President, Quest Ventures Ltd., Dec. 1996 to present; Director, Chairman and Director, Viceroy since November 2002; President, Avatar since Jan. 2003 and Director 2002 to present; Director, Arapaho-Sub, Jan. 1997 to present.	June 22, 1998	1,000,000 (4)
K. Peter Miller West Vancouver, B.C. Chief Financial Officer (56)	Chief Financial Officer of Quest July 2002 to present; CFO, Quest Management Corp., Dec. 1996 to present.	N/A	Nil

Name, Municipality of Residence, current position and age(1)	Principal Occupation for the Past Five Years	Director Since	No. of Securities(2)
Sandra Lee Vancouver, B.C. Secretary (39)	Secretary of Quest July 2002 to present; Corporate Secretary, Quest Management Corp., Dec. 1996 to present.	N/A	Nil

(1) The information as to residence and principal occupation, not being within the knowledge of Arapaho, has been furnished by the respective directors and officers individually.

(2) The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of Arapaho, has been furnished by the respective directors and officers individually.

(3) Member of Audit Committee.

(4) 166,667 of these shares are registered in the name of Quest Ventures Ltd. Messrs. Bayley and Sinclair each hold 50% of the issued and outstanding shares of Quest Ventures.

As at April 30, 2003, the directors and senior officers of Arapaho as a group, beneficially owned, directly or indirectly, 2,000,000 Arapaho Shares representing 66.7% of the issued Arapaho Shares.

Management

Brief biographies of Brian E. Bayley (President and Chief Executive Officer) and A. Murray Sinclair (Director) are provided under "Mergeco – Directors and Officers. Mr. Fleming's biography is provided under "SpectrumGold Inc. - Directors and Officers". Mr. Bayley is an employee of Arapaho-Sub, the operating subsidiary of Arapaho, and devotes approximately 50% of his time to Arapaho-Sub. Mr. Bayley has not entered into a non-competition or non-disclosure agreement with Arapaho or Arapaho-Sub.

K. Peter Miller is a Chartered Accountant. He has been CFO of Arapaho since June 22, 1998 and CFO of Arapaho-Sub since December 1996. Previously he was Controller from February 1987 to March 1988, Treasurer from March 1988 to April 1997 and CFO from June 1991 to November 1996 of Quest Oil & Gas Inc., a publicly traded oil and gas company whose shares traded on the TSX. He holds a B.A.Sc. (Mechanical Engineering) from the University of Waterloo. Mr. Miller, a full-time employee of Arapaho-Sub, the operating subsidiary of Arapaho, devotes substantially all of his time to Arapaho-Sub. Mr. Miller has not entered into a non-competition or a non-disclosure agreement with Arapaho or Arapaho-Sub.

Sandra Lee is a certified legal assistant and has been Corporate Secretary of Arapaho since June 22, 1998 and of Arapaho-Sub since December 1996 and Corporate Secretary of Quest Ventures Ltd., a private merchant banking company since December 1996. Previously, she was Assistant Corporate Secretary and Secretary of Quest Oil & Gas Inc. (May 1995 to April 1997), a publicly traded oil and gas company whose shares traded on the TSX. Prior to that, she worked as a legal assistant for a number of large law firms in the areas of corporate and securities laws. As a full-time employee of Arapaho-Sub, the operating subsidiary of Arapaho, Ms. Lee devotes substantially all of her time to Arapaho-Sub. Ms. Lee has not entered into a non-competition or a non-disclosure agreement with Arapaho or Arapaho-Sub.

Alan Matthews is a Professional Mining Engineer. He has been President of Kernow Resources and Development Ltd. since 1994, the shares of which are traded on the TSX Venture. Previously Mr. Matthews held the position of General Manager Corporate Development for Breakwater Resources Ltd. and Arimetco International Inc. Prior to that, he was a self-employed consultant and worked for a number of international mining companies.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of Arapaho, or to the knowledge of Arapaho any shareholder holding a sufficient number of Arapaho Shares to affect materially the control of Arapaho, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer, save as disclosed under "Corporate Cease Trade Orders or Bankruptcies" under "Mergeco – Directors and Officers" with respect to Messrs. Bayley and Sinclair.

Penalties or Sanctions

No director or officer of Arapaho nor , to Arapaho's knowledge, any shareholder holding a sufficient number of Arapaho Shares to affect materially the control of Arapaho is, or has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of Arapaho and, to Arapaho's knowledge, any shareholder holding a sufficient number of Arapaho Shares to affect materially the control of Arapaho, nor any of their personal holding companies, during the 10 years prior to the date hereof, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

The directors of Arapaho are required by law to act honestly and in good faith with a view to the best interests of Arapaho and to disclose any interests which they may have in any project or opportunity of Arapaho. Such directors or officers in accordance with the Company Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises, any director in a conflict must disclose his interest and abstain from voting on the matter at a meeting of the board of directors.

To the best of Arapaho's knowledge, there are no known existing or potential conflicts of interest among Arapaho, its promoters, directors, officers or other members of management of Arapaho as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, including Viceroy, Avatar and Quest, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Interest of Management and Others in Material Transactions".

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Arapaho during the most recently completed financial year ended September 30, 2002.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to Arapaho for the three most recently completed financial years ended September 30, 2002, August 31, 2001 and August 31, 2000 in respect of each of the individual who was, as at September 30, 2002, August 31, 2001 and August 31, 2001, the Chief Executive Officer of Arapaho. There were no other executive officers of Arapaho whose total salary and bonus exceeded $100,000 during the financial years ended September 30, 2002, August 31, 2001 and August 31, 2000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended Period (1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)(2)	Restricted Common Shares of Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Brian E. Bayley President & CEO	Sept 30, 2002	27,500(2)	Nil	1,434(2)	Nil	Nil	Nil	500(3)
	Aug. 31, 2001	Nil	Nil	Nil	Nil	Nil	Nil	3,000(3)
	Aug 31, 2000	Nil	Nil	Nil	Nil	Nil	Nil	3,000(3)

(1) Periods represented are for the fiscal years ended September 30, 2002 and for the fiscal years ended August 31, 2001 and 2000. Arapaho changed its financial year end from August 31 to September 30 when it acquired Arapaho-Sub on October 30, 2001.

(2) On October 30, 2001, Arapaho acquired all of the issued and outstanding shares of Quest from Brian E. Bayley and A. Murray Sinclair who each owned 50% of Quest. The compensation figure for Mr. Bayley represents compensation paid to him as an employee of Quest from October 30, 2001 to September 30, 2002.

(3) Prior to October 30, 2001, Arapaho paid $500 per month ($6,000 per year) to Quest for office and administrative services. The fees paid have been allocated as to 50% to Mr. Bayley reflecting his respective ownership of Quest prior to October 30, 2001.

Stock Option

Arapaho did not grant any stock options to the Chief Executive Officer during Arapaho's most recently completed financial year and no stock options were exercised by the Chief Executive Officer.

As at the date of this Information Circular, the Chief Executive Officer does not hold any stock options to purchase Arapaho Shares.

Pension Arrangements

Arapaho does not have any pension arrangements in place for the Chief Executive Officer.

Termination of Employment, Changes In Responsibility and Employment Contracts

There are no employment contracts between Arapaho and the Chief Executive Officer nor are there any arrangements with the Chief Executive Officer for compensation in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Compensation of Directors

During the financial year ended September 30, 2002 and up to and including the date of this Information Circular, no compensation, cash or otherwise, was paid or is payable by Arapaho to directors of Arapaho other than the Chief Executive Officer as noted above and a $5,000 fee payable to Alan Matthews for services provided in connection with the Arrangement. Arapaho has no pension plan or other arrangement for non-cash compensation to the directors.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to Arapaho's business as well as the risk factors specifically associated with Mergeco. If the Arrangement completes, Arapaho will continue operations as a public company listed on the TSX Venture and will hold its 863,857 Mergeco Class A Shares for investment purposes. Arapaho will therefore have risks associated with its ownership of Mergeco Class A Shares as well as risks associated with any future operations. See "Mergeco - Risk Factors". If the Arrangement does not complete, Arapaho will continue to own the shares of Arapaho-Sub and will have the risks associated with Arapaho-Sub's business.

Earnings

Arapaho is not currently carrying on business other than that operated by Arapaho-Sub and has no other source of earnings. If the Arrangement does not complete, Arapaho-Sub has a limited history of earnings and there is no assurance that future earnings will continue or will be sufficient for Arapaho's needs. If the Arrangement completes, Arapaho will not have the earnings generated by Arapaho-Sub and may be required to obtain other sources of financing in connection with the acquisition of another business if Arapaho decides not to sell its Mergeco Class A Shares to finance such acquisition or the proceeds from such sale are not sufficient to meet the acquisition financing requirements.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Arapaho will continue to operate the business conducted through Arapaho-Sub and as such will continue to be subject to the risks associated with that business outlined in this section.

Client Companies

A number of the Client Companies are in the early stage of their business and therefore are subject to risks associated with early stage companies, including start-up losses, uncertainty of revenues, markets and profitability, the need to raise additional funding and the evolving and unpredictable nature of their business. Arapaho-Sub's business and prospects must be considered in light of these risks, expenses and difficulties frequently encountered by companies in the early stage of development.

Reliance on Management

Arapaho-Sub's business involves a high degree of risk, which even with a combination of experience, knowledge and careful evaluation, may not be overcome. The success of Arapaho-Sub depends entirely on the expertise, ability, judgement, discretion, integrity and good faith of its management and key employees. The loss of any member of the existing management team could have a material adverse effect upon Arapaho-Sub's business and prospects. Arapaho-Sub does not maintain key man insurance for any of its directors, officers or employees.

Directors and Officers

The directors and officers of Arapaho and Arapaho-Sub do not devote all their time to the affairs of Arapaho or Arapaho-Sub, but devote such time as is required to provide Arapaho and Arapaho-Sub with effective management.

Regulatory Approvals

Arapaho-Sub may be required to obtain the discretionary approval of various securities regulators in the course of conducting its business. The failure to obtain such approvals may adversely affect the success of its business.

Competition

Competition in the securities industry is intense and growing. Although management believes that the business plan for Arapaho-Sub is relatively unique, it is, nevertheless, required to compete with a number of other companies which have substantially greater technical, personnel and financial resources, longer operating histories, greater name recognition and larger customer bases. This competition could materially adversely affect Arapaho-Sub's business, operating results or financial condition.

Track Record

There are no available industry benchmarks by which the performance of Arapaho-Sub or its management can be measured or assessed.

Market Risk

Arapaho-Sub's business is directly effected by general stock market conditions. For example, under depressed stock market conditions there may be less need or ability to pay for the management services provided by Arapaho-Sub.

Concentration of Ownership

Arapaho's directors, officers and their associates beneficially own approximately 66.7%% of the Arapaho Shares. These shareholders are able to dictate the composition of Arapaho's board of directors. In addition, they are able to significantly influence the outcome of actions taken by management that require shareholder approval, including approving, delaying or preventing a transaction, including the Arrangement.

Conflicts of Interest

Some of the directors and officers of Arapaho and Arapaho-Sub are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with Arapaho and/or Arapaho-Sub. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act.

Some of the directors and officers of Arapaho and Arapaho-Sub are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors' duties to Arapaho and Arapaho-Sub and their duties to the other companies on whose boards they serve, the directors and officers of Arapaho and Arapaho-Sub have agreed to the following:

1. participation in other business ventures offered to the directors will be allocated among the various companies on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate;

2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to Arapaho or Arapaho-Sub except on the same or better terms than the basis on which they are offered to third party participants.

PROMOTER

Brian E. Bayley and A. Murray Sinclair took the initiative in Arapaho's reorganization from a capital pool corporation and, accordingly, may be considered to be the promoters of Arapaho within the meaning of applicable securities legislation. Messrs. Bayley and Sinclair beneficially own, directly and indirectly, and have control or direction over a total of 2,000,000 Arapaho Shares representing 66.7% of the outstanding Arapaho Shares. During the past two years, Messrs. Bayley and Sinclair have not received anything of value from Arapaho as promoters of Arapaho.

LEGAL PROCEEDINGS

Arapaho and its subsidiary are not a party to any material legal proceedings and Arapaho is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% Shareholder of Arapaho and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or will materially affect Arapaho save as described below and elsewhere disclosed herein.

1. Messrs. Bayley and Sinclair were the sole shareholders of Arapaho-Sub and were, and continue to be, directors and officers of Arapaho after Arapaho-Sub was acquired by Arapaho on October 30, 2001.

2. Messrs. Bayley and Sinclair, each a director and/or officer of Arapaho, will become directors and/or officers of Mergeco and may be granted options to purchase shares of Mergeco under the Viceroy 2003 Plan and may receive compensation for management or consulting services which they may provide in the future to Mergeco. Messrs. Bayley and Sinclair each hold 33.3% of the issued Arapaho Shares. Should the value of Arapaho Shares increase as a result of the Arrangement, they will benefit along with other holders of Arapaho Shares. For particulars of Messrs. Bayley's and Sinclair's shareholdings in Arapaho, see "Arapaho Capital Corp. - Directors and Officers". Messrs. Bayley and Sinclair are also directors and/or officers and shareholders of certain of the other Companies and Mr. Sinclair is a director of one of the SpinOutCo's. See "The Arrangement - Insiders Positions and Shareholdings" - "Mergeco – Directors and Officers", "Viceroy - Directors and Officers", "Quest - Directors and Officers", "ViceroyEx – Directors and Officers", "Avatar - Directors and Officers".

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Arapaho has not entered into any Sponsorship or Fiscal Agency Agreements.

RELATIONSHIP BETWEEN ARAPAHO AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of Arapaho or of an associate or affiliate of Arapaho, held by a "professional person" as referred to in section 106(2) of the Rules under the *Securities Act* (British Columbia), a responsible solicitor or any principal of the responsible solicitor's firm.

AUDITORS

The auditors of Arapaho are KPMG LLP., Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Arapaho Shares is Computershare Trust Company of Canada of 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

PARTICULARS OF MATERIAL CONTRACTS

The only agreements or contracts that Arapaho has entered into within the previous two years which may be reasonably regarded as being currently material are as follows:

1. Arrangement Agreement dated May 15, 2003 among Viceroy, Quest, Avatar, Arapaho, ViceroyEx and SpectrumGold. See "The Arrangement Agreement".

A copy of any material contract or report may be inspected at any time up to the date of the Arapaho Meeting during normal business hours at the registered and records offices of Arapaho, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia V6E 3R3.

OTHER MATERIAL FACTS

There are no other material facts relating to Arapaho and not disclosed elsewhere in this Information Circular.

ARAPAHO-SUB - (QUEST MANAGEMENT CORP.)

NAME AND INCORPORATION

Arapaho-Sub was incorporated under the Company Act on December 10, 1996 under the name "532741 British Columbia Ltd." and changed its name to "Quest Management Corp." on January 24, 1997.

The business office of Arapaho-Sub is located at Suite 300, 570 Granville Street, Vancouver, British Columbia, V6C 3P1 and its registered and records offices are located at Suite 2800, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7.

GENERAL DEVELOPMENT OF THE BUSINESS - THREE YEAR HISTORY

Arapaho-Sub is a Vancouver, British Columbia based company that provides a range of consulting, management and administrative services to public and private companies in the mining, oil and gas and technology fields ("**Client Companies**").

Arapaho-Sub's principal business activity consists of the management of Client Companies. Arapaho-Sub derives income through management fees charged to the Client Companies for providing various consulting, administrative, management and related services. Arapaho-Sub's role is to provide certain administrative duties and to assist Client Companies to comply with regulatory filings and certain administrative requirements. The directors and officers of the Client Companies remain responsible for the operations of their respective companies.

Arapaho-Sub employs a team of seven full time employees who provide a range of technical and administrative services.

Since Arapaho acquired Arapaho-Sub, Arapaho-Sub has expanded its activities to include the business of reorganizing public companies which have been unable to achieve their intended business objectives and will benefit from a reorganization of their affairs.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

There are no significant acquisitions or dispositions involving Arapaho-Sub completed or probable, for which financial statements would be required under applicable Canadian securities legislation save for this Arrangement. Details of the Arrangement are provided under "The Arrangement". The future effect of the Arrangement on the operating results and financial position of Arapaho-Sub is not known to Arapaho. For information on the proposed exchange of the shares of Arapaho-Sub, see "The Arrangement". If the Arrangement completes, Arapaho-Sub will be a wholly-owned subsidiary of Mergeco.

STATED BUSINESS OBJECTIVES

At present, Arapaho-Sub derives its income from management fees charged to various public and private companies for providing consulting, administrative, management and related services. As at December 31, 2002, Arapaho-Sub provided such services to 19 public companies and one private company and Arapaho-Sub intends to maintain or exceed that level of service.

Arapaho understands that Mergeco intends to continue Arapaho-Sub's business of providing administrative, management and related services to existing public and private company clients. This segment of Arapaho-Sub's business generates sufficient cash flow to meet all of Arapaho-Sub's commitments. It is not anticipated that this segment of its business will require any significant additional expenditures.

SELECTED FINANCIAL INFORMATION

The following tables set out selected financial information for the periods indicated and should be read in conjunction with the financial statements of Arapaho-Sub attached as Schedule "F" to this Information Circular.

The following table sets forth selected unaudited quarterly financial information:

	Quarter Ended			
	30-Sept-2002 (000's) $	30-Jun-2002 (000's) $	31-Mar-2002 (000's) $	31-Dec-2001[1] (000's) $
Revenues	215	239	203	208
Net Income (Loss)	28	44	30	40
	Quarter Ended			
	30-Sept-2001 (000's) $	30-Jun-2001 (000's) $	31-Mar-2001 (000's) $	31-Dec-2000 (000's) $
Revenues	163	169	194	151
Net Income (Loss)	9	18	46	9

The following table sets forth selected financial information and unaudited financial information for the three months ending December 31, 2002:

	3 Months ended 31-Dec-02 (000's) $	Year Ended 30-Sept-02 (000's) $	Year Ended 30-Sept-01 (000's) $	Year Ended 30-Sept-00 (000's) $
Revenue	240	865	677	719
Net Income (Loss)	45	143	83	145
Working Capital	287	339	297	290
Total Assets	1,259	1,212	443	364
Long-Term Liabilities	Nil	Nil	Nil	Nil
Cash Dividend	Nil	Nil	Nil	Nil

MANAGEMENT DISCUSSION AND ANALYSIS

This discussion should be read in conjunction with, and is qualified by reference to, Arapaho-Sub's financial statements which are attached as Schedule "F" to this Information Circular.

Description of Business

Arapaho-Sub's principal business activity consists of providing consulting, management and certain administrative services to various companies, with a focus on assisting Client Companies to comply with regulatory filings and administrative requirements.

Discussion of Operations and Financial Condition

3 Months Ended December 31, 2002 Compared to 3 Months Ended December 31, 2001

Arapaho-Sub reported net earnings of $45,457 (earnings per share of $227.29) for the 3 months ended December 31, 2002 compared to net earnings of $42,151 (earnings per share of $210.76) for the corresponding period in 2001. Management fee and consulting revenues were up due to administrative contracts with new Client Companies and provision of additional services to certain companies. Interest expense was up due to interest paid on a $600,000 interest-bearing advance due to Arapaho. These funds were advanced on February 25, 2002, which accounts for the reason that there was no interest expense for the 3 month period ended December 31, 2001. This $600,000 advance was repaid to Arapaho on February 3, 2003. Except for the increase in salaries and benefits, all other expenses are comparable to the prior period. In April 2002 an employee resigned and was replaced by a more experienced individual who received higher compensation. Otherwise the increase in salaries and benefits expense is due to inflationary increases. Income earned by Arapaho-Sub was taxed at a higher rate during 2002 because Arapaho-Sub became a subsidiary of Arapaho, a public company, on October 30, 2001 and earnings subsequent to that date no longer qualified for the small business deduction.

Although Arapaho-Sub has operated profitably since incorporation in December 1996, there is no assurance that it will continue to do so in the future. The companies to which Arapaho-Sub provides its management services are, for the most part, small development stage companies without regular sources of revenue. Accordingly, the risk exists that Client Companies may not be able to pay on a timely basis for services rendered.

Year Ended September 30, 2002 Compared to Year Ended September 30, 2001

Arapaho-Sub reported net earnings of $143,272 (earnings per share of $716.36) for the year ended September 30, 2002 compared to net earnings of $82,622 (earnings per share of $413.11) for the corresponding period in 2001. Management fee and consulting revenues were up due to administrative contracts with new client companies and provision of additional services to certain companies. Interest expense was up due to interest paid on a $600,000 interest bearing advance due to Arapaho. This $600,000 advance was repaid to Arapaho on February 3, 2003. Rent costs increased in 2002 in part because Arapaho-Sub moved to new premises in April 2001 and in part because the tenant from whom Arapaho-Sub assumed the lease, at the previous location, had prepaid the final month's rent and certain operating costs. Application of this prepayment resulted in reduced rent costs for 2001 when compared to 2000. Income earned by Arapaho-Sub was taxed at a higher rate during 2002 because Arapaho-Sub became a subsidiary of Arapaho, a public company on October 30, 2001 and as a result, no longer qualified for the small business deduction.

Liquidity and Capital Resources

Working capital increased from $297,032 as of September 30, 2001 to $339,148 as of September 30, 2002. Although Arapaho-Sub's net income for the year was $143,272, working capital increased by only $42,116. At September 30, 2002, Arapaho-Sub had receivables from two Client Companies in the amount of $124,818, which subsequent to year-end were settled for shares. Accordingly, at September 30, 2002, this amount was reclassified as investments and was reclassified from current to non-current assets. Arapaho-Sub has positive cash flow from operations and does not have significant financial obligations other than its regular monthly expenses. Arapaho-Sub's current working capital position is adequate to fund ongoing obligations at this point in time.

DIVIDEND POLICY

Arapaho-Sub did not pay dividends from its date of incorporation to October 30, 2001 when acquired by Arapaho. Arapaho-Sub has paid dividends in the amount of $200,000 to Arapaho since the date of its acquisition. Arapaho-Sub does not have a formal dividend policy.

AUTHORIZED AND ISSUED CAPITAL

The authorized capital of Arapaho-Sub consists of 10,000,000 common shares of which 200 were issued and outstanding as at the date of this Information Circular.

SHARE AND LOAN CAPITAL

The following table and notes thereto set out the share and loan capital of Arapaho-Sub as at the dates specified therein. The following table should be read in conjunction with, and is qualified by reference to, the financial statements of Arapaho-Sub attached as Schedule "F" to this Information Circular.

Designation of Security	Authorized	Amount Outstanding as at December 31, 2002 (1)	Amount Outstanding as at April 30, 2003 (1)
Common Shares	10,000,000	200	200
Non Long Term Debt	N/A	N/A	N/A

(1) Arapaho-Sub's share capital will not change as a result of the Arrangement.

CONSOLIDATED CAPITALIZATION

There has not been any material change in the share and loan capital of Arapaho-Sub since the date of the financial statements for the most recently completed financial year.

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

There are no options or other rights outstanding to purchase securities of Arapaho-Sub other than pursuant to the Arrangement Agreement.

PRIOR SALES

Arapaho-Sub has not issued any securities during the 12 months preceding the date of this Information Circular.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of this Information Circular, Arapaho beneficially owns directly and exercises control and direction over all of the outstanding voting securities of Arapaho-Sub.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Arapaho-Sub and principal occupation of each of the directors and executive officers of Arapaho-Sub. As Arapaho-Sub is a wholly-owned subsidiary of Arapaho, none of the directors or executive officers of Arapaho-Sub hold any shares of Arapaho-Sub.

Name, Municipality of Residence, Current Position and Age[(1)]	Principal Occupation for the Past Five Years[(1)]	Director Since
Brian E. Bayley North Vancouver, B.C. Director, President and Chief Executive Officer (50)	President, Chief Executive Officer, Director of Quest, July 2002 to present; President, CEO & Director, Arapaho, June 1998 to present; Director, Quest Ventures Ltd., a private merchant banking company, Dec. 1996 to present.	December 16, 1996
A. Murray Sinclair Vancouver, B.C. Director (41)	Director, Arapaho 1998 to present; President & Director, Quest July 2002 to present; President, Quest Ventures Ltd., Dec. 1996 to present; Chairman and Director, Viceroy since November 2002; President, Avatar since Jan. 2003 and Director 2002 to present.	January 16, 1997
K. Peter Miller West Vancouver, B.C. Chief Financial Officer (56)	Chief Financial Officer of Quest, July 2002 to present; CFO, Arapaho Capital Corp., August 2000 to present.	N/A
Sandra Lee Vancouver, B.C. Secretary (39)	Secretary of Quest, July 2002 to present; Corporate Secretary, Arapaho Capital Corp., June 1998 to present.	N/A

(1) The information as to residence and principal occupation, not being within the knowledge of Arapaho-Sub, has been furnished by the respective directors and officers individually.

MANAGEMENT

Brief biographies of Brian E. Bayley (President and Director) and A. Murray Sinclair (Director) are provided under "Mergeco – Directors and Officers" and "Arapaho Capital Corp. - Directors and Officers". Brief biographies for K. Peter Miller (Chief Financial Officer) and Sandra Lee (Secretary) are provided under "Arapaho – Directors and Officers".

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No director or officer of Arapaho-Sub is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer save as disclosed under "Mergeco – Directors and Officers - Corporate Cease Trade Orders Or Bankruptcies" with respect to Messrs Bayley and Sinclair.

Penalties or Sanctions

No director or officer of Arapaho-Subis, or has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of Arapaho-Sub, nor any of their personal holding companies, during the 10 years prior to the date hereof, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

CONFLICTS OF INTEREST

The directors of Arapaho-Sub are required by law to act honestly and in good faith with a view to the best interests of Arapaho-Sub and to disclose any interest which they may have in any project or opportunity of Arapaho-Sub. Such directors or officers in accordance with the Company Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon by them by law. If a conflict of interest arises, any director in a conflict must disclose his interest and abstain from voting on the matter at a meeting of the board of directors.

To the best of Arapaho-Sub's knowledge, there are no known existing or potential conflicts of interest among Arapaho-Sub, its promoters, directors, officers or other members of management of Arapaho-Sub as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officer, promoters and members of management of other companies including Viceroy, Avatar, Arapaho and Quest and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Interest of Management and Others in Material Transactions" and "Material Contracts".

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them to or guaranteed or supported by Arapaho-Sub during the most recently completed financial year ended September 30, 2002.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to Arapaho-Sub for the three most recently completed financial years in respect of the individual who was, as at the end of each such financial year, the Chief Executive Officer of Arapaho-Sub. There were no other executive officers of Arapaho whose total salary and bonus exceeded $100,000 during such financial years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended Period	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)	Restricted Common Shares of Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Brian E. Bayley President	Sept. 30, 2002	30,527	-	2,537	-	-	-	-
Chief Executive Officer	Sept. 30, 2001	30,556	-	1,027	-	-	-	-
	Sept. 30, 2000	30,556	-	2,175	-	-	-	-

Stock Options

Arapaho-Sub did not grant any stock options to the Chief Executive Officer during Arapaho-Sub's most recently completed financial year and no stock options were exercised by the Chief Executive Officer.

As noted above, there are no outstanding options to purchase shares of Arapaho-Sub.

Pension Arrangements

Arapaho-Sub does not have any pension arrangements in place for the Chief Executive Officer.

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between Arapaho-Sub and the Chief Executive Officer nor are there any arrangements with the Chief Executive Officer for compensation in the event of termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Compensation of Directors

During the financial year ended September 30, 2002 and up to and including the date of this Information Circular, no compensation, cash or otherwise was paid or is payable by Arapaho-Sub to directors of Arapaho-Sub other than the Chief Executive Officer as noted above. Arapaho-Sub has no pension plan or other arrangement for non-cash compensation to the directors.

RISK FACTORS

See "Arapaho Capital Corp. – Risk Factors" for a definition of the risk factors relating to Arapaho-Sub.

PROMOTERS

Brian E. Bayley and A. Murray Sinclair took the initiative in founding and organizing the business of Arapaho-Sub and, accordingly, may be considered to be promoters of Arapaho-Sub within the meaning of applicable securities legislation. Messrs. Bayley and Sinclair do not hold or have control or direction over any shares of Arapaho-Sub. On October 31, 2001, Arapaho acquired all of the issued shares of Arapaho-Sub from Messrs. Sinclair and Bayley in exchange for the issuance of 1,500,000 Arapaho Shares at a deemed price of $0.64 per Arapaho Share. For particulars of their shareholdings in Arapaho, see "Arapaho Capital Corp. – Promoters". During the past two years, Messrs. Bayley and Sinclair have not received anything from Arapaho-Sub as promoters of Arapaho-Sub.

LEGAL PROCEEDINGS

Arapaho-Sub is not a party to any material legal proceedings and Arapaho-Sub is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of Arapaho-Sub and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the proceeding three years or in any proposed transaction which in either such case has materially affected or will materially affect Arapaho-Sub save as described under "Arapaho Capital Corp. – Interest of Management and Others in Material Transactions" and elsewhere disclosed herein.

AUDITORS

The auditors of Arapaho-Sub are KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3.

PARTICULARS OF MATERIAL CONTRACTS

Arapaho-Sub has not entered into within the previous two years any agreements or contracts which may be reasonably regarded as currently material other than a lease for premises at Suite 300 - 570 Granville Street, Vancouver, BC V6C 3P1 for a term of five years commencing May 1, 2001 to April 30, 2006 at a monthly rent, including taxes and other charges, of $7,568.

OTHER MATERIAL FACTS

There are no other material facts relating to Arapaho-Sub and not disclosed elsewhere in this Information Circular.

VICEROY EXPLORATION LTD.

The following information is provided by ViceroyEx, is presented on a post Arrangement basis and is reflective of the proposed business, financial and share capital position of ViceroyEx. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

NAME AND INCORPORATION

ViceroyEx was incorporated as "Viceroy Exploration Ltd." under the Company Act (British Columbia) on March 31, 2003, for the purposes of the Arrangement to acquire all of the issued shares of Oro Belle which will hold Viceroy's Argentine mineral exploration properties and will have received at least $500,000 in cash prior to the completion of the Arrangement. ViceroyEx is currently a private company and a wholly owned subsidiary of Viceroy. ViceroyEx's head office, principal business address and registered and records office are located at 900-570 Granville Street, Vancouver, British Columbia V6C 3P1.

INTERCORPORATE RELATIONSHIPS

The following chart sets forth the organization of ViceroyEx and its direct and indirect subsidiaries and their jurisdictions of incorporation following the completion of the Arrangement.


Viceroy Exploration Ltd.
(British Columbia)
100%
Oro Belle Resources Corporation
(British Columbia)
100%
Minera De Oro (BVI)
(BVI)
100%
Minas Argentinas (Barbados) Inc.
(Barbados)
100%
Minas Argentina S. A.
(Argentina)
100%
Gualcamayo, Salamanca, Las Flechas, Evelina, las Carachas, La Brea Projects

GENERAL DEVELOPMENT OF THE BUSINESS – THREE YEAR HISTORY

ViceroyEx was incorporated on March 31, 2003 and has not yet commenced any business. It will acquire the ViceroyEx Property by acquiring all of the issued shares of Oro Belle from Viceroy as part of the Arrangement and will commence its business as an exploration and development company. See

"ViceroyEx Property" for a description of the historical and proposed exploration of the ViceroyEx Property if the Arrangement completes.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

ViceroyEx has not completed a fiscal year. There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable Canadian securities legislation, save pursuant to this Arrangement as described herein. Details of the Arrangement are provided under "The Arrangement". The future effect of the Arrangement on the operating results and financial position of ViceroyEx is not known to ViceroyEx, however, shareholders may review the Pro Forma ViceroyEx Financial Statements attached as Schedule "H" hereto.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on ViceroyEx's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business.

PROPRIETARY PROTECTION

ViceroyEx does not own any patents, trademarks or other intellectual property.

STATED BUSINESS OBJECTIVES

ViceroyEx is not carrying on any business at the present time. On completion of this Arrangement ViceroyEx will commence its business as an exploration and development company. See "ViceroyEx Property" below.

VICEROYEX PROPERTY

Oro Belle's properties comprising the ViceroyEx Property are located in Argentina and are held by Minas Argentinas, S.A. ("**MASA**"), an indirect wholly-owned Argentinean subsidiary. MASA controls a portfolio of mineral projects consisting of a land position in excess of 70,000 hectares and an extensive geological and geochemical database. The principal MASA property is the Gualcamayo gold project which contains a geologic resource. In addition to Gualcamayo, MASA controls four other less advanced properties including Salamanca, Las Fleches, Evelina, and Las Carachas.

Gualcamayo Project

Independent Technical Report

The following information and figures concerning the Gualcamayo Project have been derived from and are based upon a technical report (the "**Gualcamayo Report**") prepared in accordance with National Instrument 43-101 by Paul E. Dircksen, a professional Registered Geologist and an independent consultant, entitled "Viceroy Resource Corporation, Gualcamayo Gold Project, San Juan Province, Argentina " dated February 12, 2003. As author of the Gualcamayo Report and as a qualified person under National Instrument 43-101, the author visited the Gualcamayo property and reviewed all data in the San Juan and Vancouver offices. The author did not have direct responsibility or involvement during the data collection process.

Property Description and Location

The Gualcamayo Project is located in west central Argentina in the San Juan province approximately 220 kilometres north of the city of San Juan. The Gualcamayo Project consists of approximately 24,600 hectares of land and is subject to a 1% production-based net smelter return royalty

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gualcamayo Project is accessible throughout the year from the city of San Juan by paved and dirt roads. The climate is semi-arid with summer highs exceeding 40° celsius and winter temperatures averaging 15° celsius with sub-zero temperatures reached. The property is located in rugged terrain, with elevations in the project areas ranging from 1,600 to 2,500 metres. July and August can experience snow accumulations to 15 centimetres above 2,000 metres. The snow typically melts within one or two weeks. The general services and infrastructure for the area is good, and the national power grid is located approximately 65 kilometres from the project. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as consulting firms based in the region.

History

Local miners have sporadically prospected the Gualcamayo area over the past 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization.

Mincorp Exploraciones S.A ("**Mincorp**"), an Argentinean company, explored the skarn/intrusive related gold mineralization at Amelia Ines, Magdalena and Belgrano deposits between 1983 and 1988. Mincorp reportedly spent US$6.5 million on exploration during this period with the work being comprised of surface trenching, sampling and mapping; surface and underground diamond drilling; underground development; and geophysical surveys.

MASA entered into a joint venture with Mincorp in 1997 to earn a 60% interest by spending US$5 million over five years. By 1999, MASA had earned its 60% interest; in 2002 MASA acquired the remaining 40% for US$1,000,000. MASA's exploration program was developed to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp. Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,256 metres and discovered a gold bearing carbonate breccia zone referred to as the Quebrada del Diablo ("**QdD**") zone.

Based on the drilling through 1999, MASA estimated an inferred geological resource for QdD of 37.7 million tonnes @ 1.16 grams per tonne ("**g/t**") gold (1,422,000 oz). Mineral Resources Development, Inc. ("**MRDI**") was retained to confirm MASA's resource estimate. MRDI verified the model using independently derived grade distributions, variography and kriged grade models. MRDI estimated the resources at 37.2 million tonnes grading 1.13 g/t gold (1,351,000 oz). Upon completion of the 2000 drill program, MASA updated the geologic resource using all drill data up to and including QDR-058 which yielded an indicated resource of 12.7 million tonnes grading 1.172 g/t gold (480,000 oz) with an additional inferred resource of 22.4 million tonnes grading 1.016 g/t gold (734,000 oz).

Regional Geology

The Gualcamayo Project is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes. The Precordillera consists of a series of north-south trending ranges comprised of Cambrian-Early Ordovician marine platform carbonates overlain by mid-Ordovician through Early Carboniferous marine clastics, which in turn are overlain by late Carboniferous Tertiary continental clastics. Permo-Triassic and Tertiary granitic complexes locally intrude all sediments.

During the Tertiary Andean Orogeny, sedimentary blocks were telescoped (shortened) eastward into a high-level fold and thrust belt with crustal shortening on the order of 60-90%. The net effect is a series of north-south trending thrust faults, with a stratigraphic displacement of more than 100 kilometres to the east, superimposing lower Paleozoic sediments over Tertiary and Permo-Triassic continental clastic redbeds.

Local and Property Geology

The Gualcamayo Project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian La Flecha and Ordovician San Juan formations, which are overlain by marine clastics of Upper Ordovician Trapiche formation. The entire stratigraphic section exceeds 1,000 metres in thickness. The immediate project area is intruded by a dioritic-dacitic porphyry complex, oriented several kilometres east-west by one kilometres north-south, as a larger stock and a series of dikes. The intrusive phases have not been differentiated, however, subtle compositional variations and contrasting structural emplacement suggests a more complex intrusive history.

The dominant structural regime of the Precordillera is an east-west compressional deformation consistent with Andean deformation resulting in a series of north-south trending regional thrust faults. The Gualcamayo project is located between several of these regional thrust faults. Folding generated by this period of compressional deformation is cut by east north-east and east-west reverse faulting indicative of a subsequent north-south compressional event.

Exploration

During 1996 -1997, MASA conducted stream sediment sampling and reconnaisssance rock-chip sampling that identified several areas, including the QdD zone. General geologic reconnaissance mapping followed the sampling including a detailed structural mapping at a scale of 1:250 in 2000. Between 1997 and 2000, MASA completed 58 drill holes totalling 11,256 meters (33 diamond holes and 25 reverse circulation) focused primarily on the QdD zone. The core was photographed, logged, split and samples were collected at generally two meter intervals.

Several diamond drill holes were twinned with reverse circulation holes to establish if gold was being lost during diamond drilling due to loss of auriferous fines within the various breccias. Both of the reverse circulation and diamond drill recoveries were less than 100%. According to a review by MRDI the study revealed that coincidental intervals of low gold values and poor recovery were more prevalent in diamond drill holes than reverse circulation holes.

Mineralization

Gualcamayo is a sediment-hosted, structurally controlled, intrusive related gold occurrence. Gold mineralization is concentrated within stockwork fractured carbonates, carbonate breccias and intrusive breccias within or proximal to a porphyry intrusive complex. The mineralization can be described as a low sulfide bearing (<3%) and low silica system. The gold in the breccias is related to a hydrothermal event overprinting the skarn and extending into the surrounding carbonate section. The mineralized structures are strongly oxidized throughout the depth of drilling. Skarn mineralization at Amelia Ines is comprised of chalcopyrite, sphalerite, galena pyrhotite and pyrite representing an earlier higher temperature event.

Mineral Resources and Mineral Reserve Estimates

A geological resource was estimated by Ronald G. Simpson, P.Geo. (GeoSim Services Inc.) in August 2001. The estimate was based on all drill data, as well as geologic data collected by R. Diment and P. Marquis during the 2000 program. The global resource estimate is based on a cut-off grade of 0.6 g/t gold is as follows:

Category	Tonnes (000's)	Grade g/t gold	Total oz (000's)
Indicated	12,734	1.17	480
Inferred	22,449	1.02	734

Mineral Processing and Metallurgical Testing

Metallurgical testwork to date includes 24-hour bottle-roll tests on eight samples by Resources Development, Inc ("**RDI**") and 140 reverse circulation samples by Viceroy at its Castle Mountain and Brewery Creek facilities. The results from RDI's work showed gold recoveries in excess of 92% within 24 hours on all oxidized samples with sodium cyanide consumption being low. The recoveries from Viceroy's testwork for oxidized material averaged 85%, again indicating the amenability of oxide material to direct cyanidation. To date, a very small percentage (10%) of the mineralized body is classified as sulfide. Additional column testing will be required.

Recommendations:

Continued exploration work at Gualcamayo is recommended. Numerous areas have been identified that warrant additional exploration. Further drilling within the resource area is necessary prior to any pre-feasibility study. Future work programs will focus on the potential to outline higher grades; to expand the resource in order to reduce the waste to ore ratio; and to locate ore zones of mineralization. A two-phase program for the Gualcamayo area is recommended:

Phase I proposed exploration work program is estimated to cost US$300,000 and includes:

- Detailed mapping/sampling of geochemical targets at the Gualcamayo and Salamanca Projects.
- Detailed mapping and sampling of regional geochemical anomalies and structures within the intrusive complex and peripheral to it.
- Continue metallurgy studies for Amelia Ines and Salamanca
- Complete bottle roll tests.
- Log and sample all Mincorp core.

Phase II proposed exploration work program is estimated to cost US$1,000,000 and includes:

- Drill test targets peripheral to and on-strike with the Gualcamayo Project.
- In-fill drill areas of structurally-controlled higher grade mineralization within the resource boundary.
- Drill test regional targets within the intrusive complex and peripheral to it.
- Drill test new targets established from the Phase I exploration work program.

Salamanca Project, Argentina

Property Description and Location

The Salamanca Project is located in the northeast part of the Guandacol District. The project is situated on the boundary of La Rioja and San Juan Provinces, approximately 230 km north of the city of San Juan, is located 10 kilometres north of Gualcamayo, and consists of 3,155 hectares. The Salamanca Project is accessible throughout the year by paved and dirt roads. The property is located in rugged terrain, with elevations ranging from 1,600 to 2,500 metres.

History

In the late 1980s, a subsidiary of Anglo American conducted mapping, sampling, trenching, and limited drilling on the property. MASA acquired the project under an option agreement and between 1996 and 1997, completed two of phases work that included mapping, sampling, and drilling. MASA's exploration program outlined a sediment-hosted, skarn-related mineralized zone with a strike length of over 600 metres and a thickness of up to 55 metres. One of the better holes completed by MASA (S-97-03) contained 50.3 meters of 1.60 g/t gold.

Geology and Mineralization

The geologic setting is similar to the Gualcamayo Project except that the Salamanca Project is at the eastern most or leading edge of the thrust sequence. At the Salamanca Project upper Cambrian carbonates are thrusted over Tertiary clastics (arenites, mudstones, and red-beds). Dacitic intrusives with strong potassic (adularia) alteration have intruded this structural unit of disturbed sediments. Gold mineralization is primarily hosted in an argillically altered, silicified, pyritized arenite unit. Mineralization is associated with a north-northwest trending thrust fault

The mapping, sampling and drilling completed by Mincorp and MASA have defined a potential mineralized zone extending approximately 600 meters along strike and 40 to 50 meters thick. The zone appears to be open along strike and at depth. While there have been resource calculation performed in the past, the available data is insufficient to make a resource calculation in respect of current industry standards.

Recommendations

Additional exploration of the Salamanca Project is recommended. A number of silt and rock chip geochemical anomalies require follow-up detailed geologic mapping, sampling and drill testing. A recommended program is included in the total Gualcamayo Project budget.

Other Projects

MASA controls three other projects situated in the high Andes of Argentina. These projects include Evelina, Las Carachas/Cordon de la Brea, and Las Flechas. Las Flechas is located in the Department of Iglesia, in northwestern San Juan Province and consists of 32,419 hectares. Evelina is located approximately 210 kilometres northwest of San Juan City in the Valle del Cura Region, San Juan Province and consists of 6,498 hectares. The Las Carachas-Cordon de la Brea project consists of 8,600 hectares, and is located 320 kilometers north of the provincial capital of San Juan. All three properties have had various amounts of work completed by MASA and its former partners. MASA is currently compiling and reviewing all the historical data collected in order to develop an exploration program and budget. This work will be completed in 2003.

AVAILABLE FUNDS

Viceroy will have advanced $500,000 to Oro Belle and is presently attempting to secure additional financing (the "**ViceroyEx Additional Financing**") for Oro Belle of up to $3 million prior to the completion of the Arrangement. The terms of the ViceroyEx Additional Financing have not yet been finalized.

ViceroyEx expects to have the following funds (the "**Available Funds**") available to it on completion of the Arrangement:

	Minimum	Maximum
Working Capital	$500,000	$500,000
ViceroyEx Additional Financing	-	3,000,000
Total	$500,000	$3,500,000

PRINCIPAL PURPOSES

ViceroyEx anticipates that it will use the Available Funds as follows:

	Minimum	Maximum
To pay the estimated ViceroyEx costs of the transaction	$ 50,000	$ 75,000
To pay for the Phase I exploration work program [(1)]	150,000	450,000
To pay for the Phase II exploration work program [(1)]	-	1,500,000
To pay estimated administrative expenses for the next 12 months	200,000	250,000
Unallocated working capital	100,000	1,225,000
TOTAL:	**$500,000**	**$3,500,000**

(1) See "ViceroyEx Property".

ViceroyEx will spend the funds available to it on completion of the Arrangement to carry out its proposed exploration and development program set out under "ViceroyEx Property". There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

ViceroyEx has not completed a financial year or conducted any business since its incorporation. The following table sets out selected financial information on a pro forma basis and should be read in conjunction with, and are qualified by reference to, ViceroyEx's pro forma financial statements attached as Schedule "H" to this Information Circular.

Current Assets	$ 500,000
Resource Properties	6,000,000
Total Assets	$6,500,000
Total Liabilities and Shareholders' Equity	$6,500,000

DIVIDEND POLICY

ViceroyEx has not paid dividends since its incorporation. ViceroyEx currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of ViceroyEx consists of 100,000,000 ViceroyEx Shares, 100,000,000 First Preferred Shares and 100,000,000 Second Preferred Shares. On completion of the Arrangement, it is anticipated that there will be a minimum of 13,800,000 ViceroyEx Shares issued and outstanding and additional ViceroyEx Shares will be issued and outstanding if the ViceroyEx Additional Financing is completed.

Holders of ViceroyEx Shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a *pro rata* share of the assets of ViceroyEx available for distribution to holders of ViceroyEx Shares in the event of liquidation, dissolution or winding-up of ViceroyEx. All rank *pari passu*, each with the other, as to all benefits which might accrue to the holders of common shares.

ViceroyEx First Preferred Shares / Second Preferred Shares

ViceroyEx First Preferred Shares and ViceroyEx Second Preferred Shares may be issued in one or more series. The directors of ViceroyEx may by resolution of the directors before the issue of any series alter ViceroyEx's Memorandum to fix the number of preferred shares in a series and create, attach and define special rights such as payment of dividends and rights of redemption, conversion and retraction. Holders of ViceroyEx First Preferred Shares of each series rank on a parity with the ViceroyEx First Preferred Shares of every other series and are entitled to preference over the ViceroyEx Second Preferred Shares, and the ViceroyEx Shares. Holders of ViceroyEx Second Preferred Shares of each series rank on a parity with the ViceroyEx Second Preferred Shares of every other series and are entitled to preference over the ViceroyEx Shares.

SHARE AND LOAN CAPITAL

The following table and the notes thereto set forth the share and loan capital of ViceroyEx as at the dates specified therein. The following table should be read in conjunction with, and is qualified by reference to, ViceroyEx's pro forma financial statements attached as Schedule "H" to this Information Circular.

Designation of Security	Authorized	Amount Outstanding after giving effect to the Arrangement [1]
Common Shares	100,000,000	13,800,000 [2]
First Preferred Shares	100,000,000	Nil
Second Preferred Shares	100,000,000	Nil

(1) All figures are unaudited.
(2) Additional ViceroyEx Shares will be issued if the ViceroyEx Additional Financing is completed.

CONSOLIDATED CAPITALIZATION

ViceroyEx has not completed a financial year. There has not been and it is not proposed there be any material change in the share and loan capital of ViceroyEx on a consolidated basis since the date of incorporation, save for the proposed issuance of ViceroyEx Shares pursuant to the Arrangement.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

As of the date of the Information Circular there are no outstanding options.

PRIOR SALES

On completion of the Arrangement, it is anticipated that there will be a minimum of 13,800,000 ViceroyEx Shares issued and outstanding issued at an issue price of $0.25 and additional ViceroyEx Shares will be issued and outstanding if the ViceroyEx Additional Financing is completed. See "Significant Acquisitions and Dispositions".

PERFORMANCE SHARES OR ESCROW SECURITIES

There are no ViceroyEx Shares held in escrow.

RESALE RESTRICTIONS

The ViceroyEx Shares exchanged pursuant to the Arrangement will be distributed under exemptions from the need to provide a prospectus or involve a registrant (i.e. broker) under applicable Canadian securities laws and pursuant to registration exemptions under U.S. securities laws. The ViceroyEx Shares may be resold in each of the provinces and territories of Canada, except Quebec, without significant restriction, provided the issuer has been a reporting issuer in a qualifying jurisdiction such as British Columbia for more than 12 months (ViceroyEx will be deemed to have been reporting in British Columbia for more than 12 months), the holder is not a 'control person' as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

An application will be made to the QSC for an order under section 50 of the Securities Act (Québec) for an exemption from prospectus and resale requirements in connection with the exchanges of the ViceroyEx Shares. If such decision is granted by the QSC, Quebec Shareholders are expected to have no restrictions upon the resale of the ViceroyEx Shares.

Resale restrictions applicable to holders of ViceroyEx Shares who are subject to U.S. securities laws are set forth under "U.S. Securities Laws – Issuance and Resale of Arrangement Securities under U.S. Securities Laws".

There is currently no market through which the ViceroyEx Shares may be sold and, unless the ViceroyEx Shares are listed on a stock exchange, Shareholders may not be able to resell the ViceroyEx Shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of ViceroyEx, no person, upon completion of the Arrangement, will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of ViceroyEx except the following:

Name and Municipality of Residence[1]	Designation of Class	Type of Ownership	Number and (Percentage) of ViceroyEx Shares After the Arrangement[2]
Viceroy (Mergeco) Vancouver, B.C.	Common	Direct	2,622,000 (19%)

(1) Information in this table is based on information provided to ViceroyEx by those named.

(2) The number and percentage of Viceroy Ex Shares to be held by Viceroy (Mergeco) will be subject to adjustments based on the number of ViceroyEx Shares distributed to Viceroy Shareholders on completion of the Arrangement and ViceroyEx Shares retained by Viceroy (Mergeco) as a result of the payment of cash by Viceroy (Mergeco) for Small Lot Shareholders of ViceroyEx who do not elect to receive ViceroyEx Shares under the Arrangement. The percentage of ViceroyEx Shares held by Viceroy (Mergeco) will also be affected if the ViceroyEx Additional Financing is completed.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position with ViceroyEx and principal occupation of, and number and percentage of ViceroyEx Shares to be owned or over which control and direction may be exercised by, each of the directors and the executive officers of ViceroyEx following completion of the Arrangement.

Name, Position and Municipality of Residence (1)(2)	Principal Occupation for the Past Five Years	No. of Securities (3)	Percentage (4)
W. David Black Vancouver, B.C. Director	Partner, DuMoulin Black, Barristers & Solicitors.	8,005 Direct 40,715 Indirectly	<1%
Michael H. Halvorson Edmonton, Alberta Director	Self-employed financial consultant; President, Halcorp Capital Ltd. since 1980.	22,676 Direct 115,914 Indirectly	1%
Robert V. Matthews North Vancouver, B.C. Director.	President, Sheppards Building Materials Inc.	50,000 Direct	<1%
Ronald K. Netolitzky Victoria, B.C. Chairman, President, and Chief Executive Officer, Director	Chairman, Viceroy since October 1996 to November 2002; President & Chief Executive Officer, Viceroy since December 31, 2001; President, Keewatin Consultants Inc., April 1988 to present.	412,214 Direct	3%
A. Murray Sinclair Vancouver, B.C. Director	Chairman and Director, Viceroy since November 2002; President & Director of Quest July 2002 to present; President, Quest Ventures Ltd., Dec. 1996 to present; President, Avatar since Jan. 2003 and Director 2002 to present; Director, Arapaho 1998 to present; and Director, Arapaho-Sub, Jan. 1997 to present.	Nil	Nil
Michael Winn Laguna Beach, California Director	VP Corporate Development since November 2002; President, Terrasearch Inc. (financial consulting company), January 1997 to present.	25,000 Indirectly	<1%
Susan M. Neale Vancouver, B.C. Chief Financial Officer	Certified General Accountant; Chief Financial Officer, Viceroy since August 2001; Controller of Viceroy, June 1996 to May 2000.	12,625 Direct	<1%
Kim C. Casswell Maple Ridge, B.C. Corporate Secretary	Corporate Secretary, Viceroy since June 2001; Corporate Secretary, CVL Resources Ltd, Essex Resource Corporation, Sennen Resources Ltd. and Chase Resource Corporation to April 2001.	Nil	Nil

(1) The information as to residence and principal occupation, not being within the knowledge of ViceroyEx, has been furnished by the respective directors and officers individually.

(2) Directors serve until the earlier of the next annual general meeting or their resignation.

(3) The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of ViceroyEx, has been furnished by the respective directors and officers individually

based on shareholdings in Viceroy as of April 30, 2003 and assuming no participation in the ViceroyEx Additional Financing.

(4) Assuming the ViceroyEx Additional Financing is not completed.

Upon the completion of the Arrangement, it is expected the directors and senior offices as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 687,149 ViceroyEx Shares representing approximately 5% of the issued ViceroyEx Shares assuming the ViceroyEx Financing is not completed.

Management

The following is a brief biography of Mr. Matthews. Brief biographies of ViceroyEx's other senior management and directors may be viewed under "Mergeco – Directors and Officers – Management".

Mr. Robert V. Matthews is currently President of Sheppards Building Materials Inc; Mr. Matthews was Manager/Controller for MacMillan Bloedel from 1974 to 1993. Mr. Matthews has been a director for several joint venture companies and other associations. Mr. Matthews is a Chartered Accountant.

Corporate Cease Trade Orders Or Bankruptcies

No director or officer of ViceroyEx, or to the knowledge of ViceroyEx any shareholder holding a sufficient number of ViceroyEx shares to affect materially the control of ViceroyEx, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer, save as described under "Mergeco - Corporate Cease Trade Orders Or Bankruptcies" with respect to Murray Sinclair.

Penalties Or Sanctions

No director or officer of ViceroyEx, or to the knowledge of ViceroyEx any shareholder holding a sufficient number of ViceroyEx shares to affect materially the control of ViceroyEx is, or during the 10 years prior to the date hereof, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of ViceroyEx, or to the knowledge of ViceroyEx any shareholder holding a sufficient number of ViceroyEx shares to affect materially the control of ViceroyEx, during the 10 years prior to the date hereof, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts Of Interest

The directors of ViceroyEx are required by law to act honestly and in good faith with a view to the best interest of ViceroyEx and to disclose any interests which they may have in any project or opportunity of

ViceroyEx. Such directors or officers in accordance with the Company Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises, any director in a conflict must disclose his interest and abstain from voting on the matter at a meeting of the board of directors.

To the best of ViceroyEx's knowledge, there are no known existing or potential conflicts of interest among ViceroyEx, its promoters, directors, officers or other members of management of ViceroyEx as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Executive Compensation" and "Interest of Management and Others in Material Transactions".

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by ViceroyEx during the period from incorporation.

EXECUTIVE COMPENSATION

ViceroyEx has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in ViceroyEx's most recently completed or current financial year, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Long Term Incentive Plan (LTIP) Awards

ViceroyEx does not have a Long Term Incentive Plan ("LTIP") pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of securities), was paid or distributed to the Named Executive Officers during the period from incorporation.

Option Grants

No stock options have been granted to the Named Executive Officers since incorporation.

Aggregate Options Exercised and Option Values

No stock options have been granted to Named Executive Officers since incorporation.

Defined Benefit or Actuarial Plan Disclosure

ViceroyEx has no defined benefit or actuarial plans.

Termination Of Employment, Changes In Responsibility And Employment Contracts

ViceroyEx has no compensatory plan or arrangement to compensate executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Compensation of Directors

ViceroyEx has no arrangements, standard or otherwise, pursuant to which Directors are compensated by ViceroyEx for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

There were no individual grants of options to purchase securities of ViceroyEx made to the Directors or Officers of ViceroyEx (excluding the Named Executive Officers) since incorporation.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to ViceroyEx's proposed business.

Nature of the Securities

ViceroyEx Shares are not currently listed on any stock exchange. Even if a listing is obtained, the purchase of ViceroyEx Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The ViceroyEx Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of ViceroyEx should not constitute a major portion of an investor's portfolio.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, ViceroyEx will remain a private company with no finances and no assets. In such event ViceroyEx may or may not decide to commence operations and would need to obtain financing and assets if it decided to do so. There is no assurance that it would be able to do so. If the Arrangement does complete, ViceroyEx Shareholders (which will include Viceroy Shareholders who receive ViceroyEx Shares) will be subject to the risk factors described below relating to resource properties.

No Operating History

ViceroyEx was incorporated on March 31, 2003, has not commenced operations and therefore has no operating history. ViceroyEx will receive the ViceroyEx Property and cash only in the event of completion of the Arrangement.

Dependence on Management

ViceroyEx will be dependent upon the personal efforts and commitment of its existing management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of ViceroyEx could result, and other persons would be required to manage and operate ViceroyEx.

No Assurance of any Listing

There is no market through which ViceroyEx Shares may be sold and holders of ViceroyEx Shares may not be able to resell them. Whether or not the Arrangement completes, there is no assurance that the ViceroyEx Shares will become listed on any stock exchange.

Financing Risks

If the Arrangement completes, additional funding may be required to complete the funding of the proposed exploration program on the ViceroyEx Property and to conduct any other exploration programs. If ViceroyEx's proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to ViceroyEx are the sale of equity capital, or the offering by ViceroyEx of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause ViceroyEx to reduce or terminate its proposed operations.

No History of Earnings

ViceroyEx has not yet commenced operations and therefore has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it will acquire pursuant to the Arrangement or otherwise will generate earnings, operate profitably or provide a return on investment in the future. ViceroyEx has no plans to pay dividends for some time in the future. The future dividend policy of ViceroyEx will be determined by its board of directors.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on ViceroyEx's properties. There is no certainty that the expenditures to be made by ViceroyEx in the exploration of the ViceroyEx Property or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by ViceroyEx will be affected by numerous factors beyond the control of ViceroyEx. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in ViceroyEx not receiving an adequate return on invested capital.

Dilution

ViceroyEx plans to focus on exploring its properties, but to commence such activities, other than completion of the proposed exploration program on the ViceroyEx Property, and to acquire additional properties will require additional funds. ViceroyEx will have to sell additional securities including, but not limited to, its common stock or some form of convertible debentures, the effect of which will result in a substantial dilution of the equity interests of any persons who may become ViceroyEx Shareholders as a result of or subsequent to the Arrangement.

Foreign Countries and Regulatory Requirements

Even if ViceroyEx's mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition from local constituents, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits. ViceroyEx's mineral properties are located in Argentina. Mineral exploration and mining activities in Argentina may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of ViceroyEx and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Argentina's status as a developing country may make it more difficult for ViceroyEx to obtain any required exploration, development and production financing for its projects.

Permits and Licenses

The operations of ViceroyEx will require licenses and permits from various governmental authorities. ViceroyEx believes it will receive as part of the acquisition or will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that ViceroyEx will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Title Matters

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. ViceroyEx will only receive title to the ViceroyEx Property when the Arrangement closes. There is no guarantee of title to any of the ViceroyEx Property. The ViceroyEx Property may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. ViceroyEx has not surveyed the boundaries of any of the ViceroyEx Property and consequently the boundaries of the ViceroyEx Property may be disputed. The ViceroyEx Property may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects.

Competition

Competition in the mineral exploration business is intense and could adversely affect ViceroyEx's ability to suitably develop its properties. ViceroyEx will be competing with many other exploration companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Potential Profitability Depends Upon Factors Beyond the Control of ViceroyEx

If minerals were discovered on ViceroyEx's properties, the potential profitability of such properties is dependent upon many factors beyond ViceroyEx's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways ViceroyEx cannot predict and are beyond ViceroyEx's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of ViceroyEx.

Influence of Mineral Prices

Factors beyond the control of ViceroyEx may affect the marketability and price of any minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond ViceroyEx's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which ViceroyEx will have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although ViceroyEx intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event ViceroyEx could incur significant costs that could have a materially adverse effect upon its financial condition.

Environmental, Health and Safety Regulation of Resource Industry

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on ViceroyEx's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on ViceroyEx. Additionally, ViceroyEx may be subject to liability for pollution or other environmental damages, which it may not insure against.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and ViceroyEx may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of ViceroyEx.

ViceroyEx is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. ViceroyEx will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if ViceroyEx becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds ViceroyEx has to pay such liabilities and result in bankruptcy. Should ViceroyEx be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

Currency Fluctuations

ViceroyEx maintains its accounts in Canadian currency. If ViceroyEx locates minerals on its properties, its market for the sale of such minerals will be in foreign countries and may be subject to foreign currency fluctuations. Such fluctuations may materially affect its financial position and results.

Conflicts of Interest

Some of the proposed directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with ViceroyEx. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act.

Some of the directors and officers of ViceroyEx are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors' duties to ViceroyEx and their duties to the other companies on whose boards they serve, the directors and officers of ViceroyEx have agreed to the following:

1. participation in other business ventures offered to the directors will be allocated among the various companies on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate;

2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to ViceroyEx except on the same or better terms than the basis on which they are offered to third party participants.

PROMOTER

Viceroy took the initiative in ViceroyEx's organization and, accordingly, may be considered to be the promoter of ViceroyEx within the meaning of applicable securities legislation. Viceroy will, at the closing of the Arrangement, beneficially own, directly and indirectly, and have control over a total of approximately 2,622,000 ViceroyEx Shares representing approximately 19% of the issued ViceroyEx Shares assuming the ViceroyEx Additional Financing is not completed (subject to adjustments based on the number of ViceroyEx Shares distributed to Viceroy Shareholders on completion of the Arrangement and ViceroyEx Shares retained by Viceroy (Mergeco) as a result of the payment of cash by Viceroy (Mergeco) for Small Lot Shareholders of ViceroyEx who do not elect to receive ViceroyEx Shares under the Arrangement or if the Additional Financing is not completed). During the period from incorporation to and including the closing of the Arrangement, the only material thing of value which Viceroy has or will receive from ViceroyEx is the ViceroyEx Shares to be issued to Viceroy in consideration for the transfer to ViceroyEx by Viceroy of the shares of Oro Belle.

LEGAL PROCEEDINGS

ViceroyEx and its subsidiaries are not a party to any material legal proceedings and ViceroyEx is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of ViceroyEx and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or will materially affect ViceroyEx save as described below and elsewhere disclosed herein. See "Significant Acquisitions and Dispositions" above.

1. Viceroy acted as the promoter as described under "Promoter" above;

2. Certain officers and directors of ViceroyEx are also directors and officers of the other Companies and of SpectrumGold. See "Insider Positions and Shareholdings" under "Arrangement".

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

ViceroyEx has not entered into any Sponsorship or Fiscal Agency Agreements.

RELATIONSHIP BETWEEN VICEROYEX AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of ViceroyEx or of an associate or affiliate of ViceroyEx, held by a "professional person" as referred to in section 106(2) of the Rules under the *Securities Act* (British Columbia), a responsible solicitor or any principal of the responsible solicitor's firm, save that Mr. David Black, a director of ViceroyEx, is a partner of DuMoulin Black which acts as solicitors and counsel for Viceroy in connection with the Arrangement. Mr. Black and the other partners of his firm own less than 1% of the ViceroyEx Shares. DuMoulin Black are solicitors for SpectrumGold and ViceroyEx.

AUDITORS

The auditors of ViceroyEx are PricewaterhouseCoopers LLP at Suite 200, 250 Howe Street, Vancouver, British Columbia.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the ViceroyEx Shares is anticipated to be Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

PARTICULARS OF MATERIAL CONTRACTS

The only agreements or contracts that ViceroyEx has entered into since its incorporation on March 31, 2003 or will enter into as part of the Arrangement which may be reasonably regarded as being currently material, on a pro forma basis, are as follows:

1. Arrangement Agreement dated May 15, 2003 among Viceroy, Quest, Avatar, Arapaho, ViceroyEx and SpectrumGold. See "The Arrangement. Agreement".

A copy of any material contract or report may be inspected at any time up to the commencement of the Meetings during normal business hours at Suite 900, 570 Granville Street, Vancouver, British Columbia.

OTHER MATERIAL FACTS

There are no other material facts relating to ViceroyEx, on a current or pro forma basis, and not disclosed elsewhere in this Information Circular.

SPECTRUMGOLD INC.

The following information is provided by SpectrumGold, is presented on a post Arrangement basis and is reflective of the proposed business, financial and share capital position of SpectrumGold on a pro forma basis. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

NAME AND INCORPORATION

SpectrumGold was incorporated as "SpectrumGold Resources Inc." under the Company Act (British Columbia) on March 31, 2003 and changed its name to "SpectrumGold Inc." on May 6, 2003. It was incorporated for purposes of the Arrangement to acquire all of the issued shares of SpectrumSub which will hold certain exploration agreements in the Yukon and British Columbia and will have received at least $1,000,000 in cash prior to the completion of the Arrangement. SpectrumGold is currently a private company that is owned 50% by Viceroy and 50% by NovaGold. SpectrumGold's head office and principal business address are located at Suite 405-625 Howe Street, Vancouver, British Columbia V6C 2T6. Its registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, , British Columbia V6C 2T5.

INTERCORPORATE RELATIONSHIPS

The following chart sets forth the pro forma organization of SpectrumGold and its direct and indirect subsidiaries and their jurisdictions of incorporation following the completion of the Arrangement


SpectrumGold Inc.
(British Columbia)
100%
650399 B.C. Ltd.
(British Columbia)
SpectrumGold Property

GENERAL DEVELOPMENT OF THE BUSINESS – THREE YEAR HISTORY

SpectrumGold was incorporated on March 31, 2003 and has not yet commenced any business. It will acquire the SpectrumGold Property by acquiring all of the issued shares of SpectrumSub from SpectrumSub shareholders as part of the Arrangement and will commence its business as an exploration and development company. See "SpectrumGold Property" for a description of the historical and proposed exploration of the SpectrumGold Property if the Arrangement completes.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

SpectrumGold has not completed a fiscal year. There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable Canadian securities legislation save pursuant to this Arrangement as described herein. The future effect of the Arrangement on the operating results and financial position of SpectrumGold is not known to SpectrumGold, however, shareholders are invited to review the Pro Forma SpectrumGold Financial Statements attached as Schedule "I" hereto.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on SpectrumGold's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business.

PROPRIETARY PROTECTION

SpectrumGold does not own any patents, trademarks or other intellectual property.

STATED BUSINESS OBJECTIVES

SpectrumGold is not carrying on any business at the present time. On completion of this Arrangement, SpectrumGold will commence its business as an exploration and development company. See "SpectrumGold Property" below.

SPECTRUMGOLD PROPERTY

SpectrumSub's properties comprising the SpectrumGold Property are located in the Yukon and British Columbia. SpectrumSub will have agreements covering five properties in the Yukon including the Brewery Creek Property, McQuesten, Sprogge, Harlan, and Klondike prior to the completion of the Arrangement. The principal property of SpectrumSub is the Brewery Creek Property where SpectrumSub has the right to acquire 100% of the Brewery Creek property from Viceroy. The Brewery Creek Property is an advanced gold project containing a geologic resource with significant exploration potential.

SpectrumGold Organization Agreement

Pursuant to an agreement (the "**SpectrumGold Organization Agreement**") made as of May 1, 2003 among Viceroy, SpectrumSub, NovaGold and SpectrumGold, Viceroy has agreed to transfer to SpectrumSub an option to purchase mineral properties of, other rights to, and assets of, the Brewery Creek Gold Mine in the Yukon and rights to other mineral assets located in British Columbia and NovaGold has agreed to transfer to SpectrumSub its rights to the Klondike, McQuesten, Harlan and Sprogge properties in the Yukon.

Both parties have agreed to transfer their respective properties at an aggregate deemed price of $1,000,000 in exchange for 4,000,000 shares of SpectrumSub at a price of $0.25 per share. In addition, Viceroy and NovaGold have each agreed to subscribe for $500,000 of shares of SpectrumSub at a price of $0.25 per share. Viceroy and NovaGold will each initially hold 50% of the shares of SpectrumSub which shares will subsequently be transferred to SpectrumGold in exchange for shares of SpectrumGold which will be received by NovaGold, Viceroy and the Viceroy Shareholders pursuant to the Arrangement. It is a condition of the SpectrumGold Reorganization Agreement that an application be made to list the shares of SpectrumGold on a senior stock exchange following completion of the Arrangement. There is no certainty that the shares of SpectrumGold will become listed on a stock exchange.

The SpectrumGold Organization Agreement provides that the board of SpectrumSub shall consist of 4 directors while the board of SpectrumGold shall consist of 7 directors comprised of 3 nominees of each of Viceroy and NovaGold with an independent director acceptable to each of them and that Viceroy and NovaGold will each have a right of first refusal and compulsory buy-sell provisions with respect to their respective shares of SpectrumSub and SpectrumGold. The SpectrumGold Organization Agreement terminates, inter alia, upon the shares of SpectrumGold becoming listed upon a stock exchange.

Brewery Creek Property

Independent Technical Report

The following information and figures concerning the Brewery Creek Project have been derived from and are based upon a technical report (the "**Brewery Creek Report**") prepared in accordance with National Instrument 43-101 by Richard M. Diment (R. Diment) and Ronald G. Simpson, professional Registered Geologists and independent consultants, entitled "SpectrumGold Inc. and 650399 BC Ltd., Brewery Creek Gold Project, Yukon Territory, Canada, Technical Report" dated May 16, 2003. As authors of the Brewery Creek Report and as qualified persons under National Instrument 43-101, the authors have visited or have had direct involvement in the exploration activities on the Brewery Creek Property and reviewed all data in the Vancouver office of Viceroy.

Property Description and Location

The Brewery Creek Property is located 55 kilometres due east of Dawson City, Yukon at latitude 64^{0}02' N and longitude 138^{0}15' W. The property covers an area of approximately 8 x 16 kilometers or 16,160 hectares consisting of 801 mineral quartz claims and fractions held under the provisions of the Yukon Quartz Mining Act. Ninety-three (93) claims are legally surveyed and have been converted to "Quartz Mining Leases", covering mine facilities, pits, waste dumps and adjacent drill indicated deposits including the Bohemian, West Big Rock, East Big Rock and South Fosters zones. Seventy-six (76) of the mining leases expire on May 21, 2016, seven (7) expire on May 24, 2018 and ten (10) expire on August 24, 2019.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Road access from Dawson City is 40 kilometres east on the paved Klondike Highway; 7 kilometres north on the Dempster Highway; then eastward for 20 kilometres on the upgraded North Fork Road; and finally another 6 kilometres to the mine site on a company road.

The property is located in the foothills of the Olgivie Mountains, with elevations ranging between 540 and 1225 metres above sea level. The climate is semi-arid typical of northern interior regions, with most precipitation occurring in the summer. Temperatures are variable and extreme with summers averaging 15 to 20^0 Celsius and winters averaging about -22^0 Celsius. Average annual precipitation is 325 mm (12.8 inches). The annual frost-free period is 111 days.

Infrastructure at the mine site consists of a large permanent heap leach pad, an adsorption, desorption and gold recovery plant, process and overflow ponds, and a three bay maintenance shop/warehouse/office facility and ancillary facilities. Process water is provided from a pump station at Laura Creek, 1 km southwest of the ADR plant. There are no camp facilities at the minesite.

History

The initial claims were staked by Norex in 1987 to cover a geochemical anomaly. Further claims were staked in subsequent years to cover possible extensions of gold mineralization. In June 1990 Loki Gold Corporation ("**Loki**") entered into an option agreement with Norex and earned a 49% interest in the property by August 1991 by spending $4 million in exploration. In June 1993, the remaining 51% interest was purchased, giving Loki sole ownership of the property. In May 1996, Loki amalgamated with Baja Gold, Inc. to form a new company under the name VLB Resource Corporation and became a wholly-owned subsidiary of Viceroy. VLB Resource Corporation subsequently changed its name to Viceroy Minerals Corporation.

Construction of the mine started in 1995 and was completed in 1996. A total of 279,541 ounces of gold have been produced at Brewery Creek from 1996 through 2002. Approximately two million tonnes of ore capacity remain unused on the existing heap leach pad at Brewery Creek. During 2002, Viceroy undertook and completed approximately 50% of the mine area reclamation related to re-contouring and revegetation of pits and dumps as well as completing a heap detoxification program. A final closure and decommissioning plan has been prepared and submitted as required, to the regulatory agencies.

Six near surface, drill indicated deposits remain outside of the mined areas. The deposits are South Fosters Zone, Bohemian Zone, West and East Big Rock Zones, North Slope Zone, and the Classic Zone. The South Fosters, Bohemian and Big Rock Zones are drilled off at approximately 25 metres centres and contain indicated resources of 3,975,900 tonnes @1.135 grams per tonne ("**gpt**") gold for 145,000 ounces. The North Slope is drilled on 50-100 metre centres containing an inferred resource of 143,000 ounces of gold. The Schooner and Sleemans Zones and the Classic Zone have been trenched and drilled; however, due to lack of drill density or grades less than 0.5 gpt gold no drill indicated or inferred resources have been attributed to them.

In addition, recent structural mapping in 2002 by R. Diment has developed a more regionally consistent and comprehensive structural model that offers potential to define a higher grade, multi-million ounce, sulphide feeder source to the near surface oxide mineralization. To date, no drilling has been completed to assess this potential.

Geological Setting and Mineralization

The Brewery Creek property is located within the foothills of the Ogilvie Mountains along the northeastern boundary of the Tintina Trench. On the Brewery Creek Property, Tombstone Suite, Cretaceous monzonite and quartz monzonite intrudes lower Paleozoic Earn Group and Road River Group stratigraphy as a series of semi-conformable sills. Cretaceous biotite monzonite and syenite stock-like bodies occur locally in the south-central part of the property.

Moderate to high level epithermal gold mineralization at Brewery Creek is fracture controlled, primarily confined to hanging wall siliclastic strata, intrusive rocks and calcareous sediments of listric normal faults. Eighty-five percent of the known reserves are hosted by Cretaceous quartz monzonite sills while the remainder were contained within brittlely deformed coarse clastic sediments of the Devonian Earn Group. Major ore controlling structures in intrusives are related to a post Tombstone age, north-northwest compressional event that produced east-southeast and northeast striking conjugate shears and east-northeast listric normal faulting localized along graphitic argillite/intrusive sill contacts. Moderate south dipping to overturned, north dipping short limbs of south vergent folds are the main controls to mineralization in the sediments.

Exploration, Sampling & Analysis

Exploration surveys conducted at Brewery Creek between 1988 and 2002 included geological mapping, extensive grid soil sampling, ground and airborne geophysical studies and extensive, mechanized surface trenching (42,300 metres), RC drilling (129,000 metres), and diamond drilling (8,900 metres).

Due to the lack of outcrop and weathered, unglaciated terrain, soil sampling and subsequent mechanized trenching of gold in soil anomalies proved to be the most useful tools in defining geological and structural controls to gold mineralization. Drilling was primarily conducted on grid north-south, orientated fences perpendicular to the major east-north-east striking, ore controlling structures and down-dip from significant gold mineralization identified in trenches. Important structural and lithological data gathered in trenches were used wherever possible to correlate surface trench mineralization to corresponding drill hole mineralization down dip. Trench and drill hole sampling was conducted on 2 metre intervals. Sample intervals were broken, excluding RC drill samples, at lithological contacts and around major alteration and structural zones to determine controls and relative distribution of gold mineralization . The two meter sample interval is considered acceptable, since significant gold mineralization is typically controlled by fracture stockwork zones and local breccias in both intrusives and sediments ranging from 2-50 m thick.

Reverse circulation drilling became the chief type of definition drilling from 1990 onward due to severe production and recovery problems with core drilling in weathered, incompetent bedrock to depths of 50 metres.

Although the airborne and ground magnetometer surveys were useful in delineating Tombstone Suite intrusive centres and their adjacent hornfelsed areoles, mineralized zones typically lie outboard of or flanked these magnetic anomalies. The oxidized, auriferous sills that make up most of the mineable oxide reserves exhibited a relatively flat magnetic response. IP surveys typically generated resistivity and chargeability anomalies that reflected barren graphitic stratigraphy or chert beds inherent in both Earn and Road River Group stratigraphy. As a result, these surveys were not relied upon to define potential drill targets beyond 1992.

Analysis of trench and drill samples consisted of atomic absorption of a 10 gram sample digested in hot aqua regia solution from 1989 through 1992. A 30 gram fire assay technique with an atomic absorption finish was used for all drilling and trenching from 1993 through 2000.

Mineral Resources and Mineral Reserves

Most of the gold deposits at Brewery Creek were modelled using SURPAC software. Block models were created for each zone with a block size of 5 x 5 x 6 metres. Data used for the model were mainly 6-metre bench composites of assay intervals from diamond and reverse circulation drill holes. Trench data was not used for block model estimation since the grades were not considered to be as representative and unbiased as the drill data. Data from one trench was used in a sectional resource estimated for the North Slope zone which has now been classified as 'inferred'.

Eight of the mineral zones at Brewery Creek have been mined out and four zones have block model resource estimates but were not mined. Two zones, North Slope and Classic, had preliminary, "hand-calculated" sectional resource estimations but only the former contained significant mineralization above a cutoff grade of 0.5 g/t. Several other zones did not have sufficient drilling to estimate a resource.

The most recent zone models, developed in 2000, excluded argillite from the mineralized zones and used a 0.2 g/t cutoff for the mineralized envelope. Prior to estimation, the mineralized composites and blocks were identified and tagged. The final interpretation of the mineralized shapes on horizontal bench plans was used to tag both composites and blocks as mineralized (vs. non-mineralized) as well as by lithology.

Blocks were interpolated using Inverse Distance to the fourth power (ID4) in which the weight of each composite is inversely proportional to its distance to the center of the block. This method was chosen after experimental block models using inverse distance powers of 2-5 and Kriging were compared to blast hole results and actual mined blocks.

Only composites located inside the mineralized zone were used to estimate block grades. Anisotropic search ellipses were developed and oriented parallel to the strike and dip of the sills. No significant geostatistical analysis was carried out and search parameters were based primarily on zone geometry.

Grade capping was done on assays at selected zones according to recommendations made by MDA (Feb.1998). In the most recent estimates of unmined zones, capping was only carried out for the Bohemian deposit (capped at 8 g/t Au).

Following initial grade interpolation, an estimated recoverable gold grade was calculated based on bottle roll tests from each zone and recoveries from actual mining operations. This recovery factor was calculated based on a combination of depth from surface (oxidation level) and rock type.

Since parameters for a 'measured' category were never defined for the block models, the current resources are all assigned to the 'indicated' or 'inferred' category. The following tables shows the current mineral resources at a cutoff grade of 0.5 g/t Au:

Brewery Creek Indicated Resources
COG = 0.5 g/t Au cutoff

Zone	Tonnes > Cutoff	Grade g/t Au	Recov. Grade g/t Au	Total In-situ oz	Estimated Recov. oz
W.Big Rock	815,800	1.133	0.764	29,700	20,000
E.Big Rock	1,017,400	0.907	0.577	29,700	18,900
Bohemian	1,180,900	1.126	0.702	42,800	26,700
Lower Fosters	961,900	1.387	0.576	42,900	17,800
Total*	**3,975,900**	**1.135**	**0.677**	**145,000**	**83,400**

* rounding of values accounts for minor discrepancies in totals

Brewery Creek Inferred Resource
COG = 0.5 g/t Au

Zone	Tonnes >= Cutoff	Grade g/t Au	Total oz
North Slope	2,214,000	2.01	143,000

Recovery factors were not estimated for the North Slope zone due to lack of data at the time of the study. However, it was observed that the overall degree of oxidation was relatively low compared to the other zones.

Recommendations

Continued exploration work at Brewery Creek is recommended. Work should continue on detailed structural mapping of existing trenches and road exposures and re-logging of the deeper drill holes on the property in order to refine the understanding of local controls to gold mineralization and how they relate to the regional deformation model. This mapping and synthesis of available data is critical to defining blind, higher grade sulphide targets at depth. Drilling is also recommended in the North Slope Zone, targeting the hinge of an overturned syncline between two volcano-sedimentary, marker horizons. Contingent on favourable results, further step out fan drilling across the plunge length of the synclinal hinge is also recommended.

Based on the work recommendations stated above an exploration program and budget are proposed below.

Mapping, Data Re-synthesis:		*CDN$*
2 Senior Geologists	4 months @ $20,000/ month	80,000
2 Geologists	4 months @ $12,000/ month	48,000
Excavator Trenching	2,000 m @ $20/m	40,000
Road Upgrading & Maintenance		30,000
Camp	320 man days @ $75/day	24,000
Vehicles (including fuel)	2 @ $2,500/month	20,000
Assays	3,000 @ $25/sample	75,000
Supplies		25,000
Contingency @ 10%		34,000
	Sub Total	$376,000

Core Drilling Program; North Slope Zone:

HQ Core Drilling	850 m @ $150/m	127,500
Mobilization/Demobilization of drill equipment		10,000
Down Hole Survey		8,000
Geologist	1 month @ 10,000/month	10,000
Geological Technician	1 month @ 5,000/month	5,000
Assays	400 samples @ $20/sample	8,000
Vehicle	1 month @ 2500/month	2,500
Camp	240 mandays @ $75/day	18,000
Supplies		15,000
Contingency @ 10%		20,000
	Sub Total	224,000
	Total Budget	**$600,000**

If results from this first phase are favourable a more aggressive drilling campaign would follow consisting of step out fan drilling across the plunge length of the overturned syncline (estimated at 1-1.5 km). Other targets generated from structural mapping and data synthesis would also be incorporated into this second phase of work.

Other Yukon Properties

McQuesten, Yukon

The McQuesten Project is located along the west margin of the Keno Hill Mining District 40 kilometres (25 miles) northeast of Mayo, Yukon. The property is crossed by an all-weather highway and a high-voltage power transmission line. The property consists of 51 contiguous Yukon quartz mining claims covering 2600 acres (1066 hectares). The claims are in good standing with no required assessment work through the end of 2003.

Pursuant to an option agreement dated April 10, 1997, Eagle Plains Resources, Ltd. and Miner River Resources, Ltd. (collectively "**Eagle Plains**") acquired the right to acquire a 100% interest in the McQuesten property subject to a 2% net smelter return royalty reserved to the original owner ("Underlying Option"). On October 1, 1997, Eagle Plains granted Viceroy the right to acquire a 70% interest in Eagle Plains' interest in the McQuesten property. Viceroy assigned this right to the NovaGold on April 26, 1999 and NovaGold will assign its right to SpectrumGold. SpectrumSub will have the right to acquire a 70% interest by spending $875,000 (which amount has already been expended); fulfilling all obligations pursuant to the Underlying Option; and completing a 10,000 foot drilling program on or before October 1, 2003. Upon earning its 70% interest, SpectrumSub and Eagle Plains will enter into a joint venture arrangement. The Underlying Option requires annual advance minimum royalty payments of $20,000. Further target definition work is planned for 2003.

Sprogge, Yukon

The Sprogge property is located 175 kilometres (108 miles) north of the town of Watson Lake within the Tintina Gold Belt of the Yukon Territory. The property consists of 278 Yukon quartz mining claims covering 14,359 acres (5810 hectares) accessible by Yukon Highway 10. The Sprogge property will be held jointly by SpectrumSub and Newmont Mining Corporation ("**Newmont**"). SpectrumSub's interest in the property will be 77.6% with Newmont having a 22.4% interest. The claims are in good standing with no required assessment work in 2003. Four principal target areas have been identified on the property through surface sampling of rocks, soils and stream silts. An initial reconnaissance drill program was completed in 2000. SpectrumGold intends to complete additional target definition and further drill testing.

Harlan, Yukon

The Harlan property is located 150 kilometres north of the town of Ross River, within the Tintina Gold Belt and consists of 339 Yukon quartz mining claims covering 17,490 acres (7,098 hectares) which will be 100% owned by SpectrumSub. The property is located 35 kilometres southeast of the Plata Airstrip and has winter road access from Yukon Highway 6, 60 kilometres to the southeast. The claims are in good standing with no required assessment work in 2003. Two major target areas have been identified on the property through surface sampling of rocks, soils and stream silts. SpectrumGold intends to complete additional target definition and initial drill testing.

Klondike, Yukon

The Klondike property is located 90 kilometres (56 miles) east of Dawson City within the Tintina Gold Belt of the Yukon Territory. The property is 30 kilometres (18 miles) east of the Brewery Creek Gold Mine and consists of 46 Yukon quartz mining claims covering 2375 acres (960 hectares). The property is 16 kilometres (9 miles) from the Yukon Consolidated Dam Road and has winter road access along the Klondike River. SpectrumSub will own a 100% interest in the Klondike group claims and the claims are in good standing with no required assessment work in 2003. Two major target areas have been identified on the property through surface sampling of rocks, soils and stream silts. SpectrumGold intends to complete additional target definition and initial drill testing.

AVAILABLE FUNDS

Viceroy and NovaGold each will have advanced $500,000 to SpectrumSub and are presently attempting to secure additional financing (the "**SpectrumSub Additional Financing**") for SpectrumSub of up to $2 million prior to the completion of the Arrangement. The terms of the SpectrumSub Additional Financing have not yet been finalized.

SpectrumGold expects to have the following funds (the "**Available Funds**") available to it on completion of the Arrangement:

	Minimum	**Maximum**
Working Capital	$1,000,000	$1,000,000
SpectrumSub Additional Financing	-	2,000,000
Total	$1,000,000	$3,000,000

PRINCIPAL PURPOSES

SpectrumGold anticipates that it will use the Available Funds as follows:

	Minimum	**Maximum**
To pay the estimated SpectrumGold costs of the Transaction	$50,000	$75,000
To pay for initial exploration program [(1)]	$600,000	$1,000,000
To pay estimated administrative expenses for the next 12 months	$200,000	$200,000
Unallocated working capital	$150,000	$1,725,000
TOTAL:	**$1,000,000**	**$3,000,000**

(1) See "SpectrumGold Property".

SpectrumGold will spend the funds available to it on completion of the Arrangement to carry out its proposed exploration and development program set out in "SpectrumGold Property". There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

SpectrumGold has not completed a financial year or conducted any business since its incorporation. The following table sets out selected financial information on a pro forma basis and should be read in conjunction with, and are qualified by reference to, SpectrumGold's pro forma financial statements attached as Schedule "I" to this Information Circular.

Current Assets	$1,000,000
Resource Properties	$2,000,000
Total Assets	$3,000,000
Total Liabilities and Shareholders' Equity	$3,000,000

DIVIDEND POLICY

SpectrumGold has not paid dividends since its incorporation. SpectrumGold currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of SpectrumGold consists of 100,000,000 SpectrumGold Shares, 100,000,000 First Preferred Shares and 100,000,000 Second Preferred Shares. On completion of the Arrangement, it is anticipated that there will be a minimum of 12,000,000 SpectrumGold Shares issued and outstanding and additional SpectrumGold Shares will be issued and outstanding if the SpectrumGold Additional Financing is completed.

Holders of SpectrumGold Shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a *pro rata* share of the assets of SpectrumGold available for distribution to holders of SpectrumGold Shares in the event of liquidation, dissolution or winding-up of SpectrumGold. All rank *pari passu*, each with the other, as to all benefits which might accrue to the holders of common shares.

SpectrumGold First Preferred Shares / Second Preferred Shares

SpectrumGold First Preferred Shares and SpectrumGold Second Preferred Shares may be issued in one or more series. The directors of SpectrumGold may by resolution of the directors before the issue of any series alter SpectrumGold's Memorandum to fix the number of preferred shares in a series and create, attach and define special rights such as payment of dividends and rights of redemption, conversion and retraction. Holders of SpectrumGold First Preferred Shares of each series rank on a parity with the SpectrumGold First Preferred Shares of every other series and are entitled to preference over the SpectrumGold Second Preferred Shares, and the SpectrumGold Shares. Holders of SpectrumGold Second Preferred Shares of each series rank on a parity with the SpectrumGold Second Preferred Shares of every other series and are entitled to preference over the SpectrumGold Shares.

SHARE AND LOAN CAPITAL

The following table and the notes thereto set forth the share and loan capital of SpectrumGold as at the dates specified therein. The following table should be read in conjunction with, and is qualified by reference to, SpectrumGold's pro forma financial statements attached as Schedule "I" to this Information Circular.

Designation of Security	Authorized	Amount Outstanding after giving effect to the Arrangement (1)
Common Shares	100,000,000	12,000,000 (2)
First Preferred Shares	100,000,000	Nil
Second Preferred Shares	100,000,000	Nil

(1) All figures are unaudited.
(2) Additional SpectrumGold Shares will be issued if the SpectrumGold Additional Financing is completed.

CONSOLIDATED CAPITALIZATION

SpectrumGold has not completed a financial year. There has not been and it is not proposed there be any material change in the share and loan capital of SpectrumGold on a consolidated basis since the date of incorporation, save for the proposed issuance of SpectrumGold Shares pursuant to the Arrangement.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

As of the date of the Information Circular there are no outstanding options.

PRIOR SALES

On completion of the Arrangement, it is anticipated that there will be a minimum of 12,000,000 SpectrumGold Shares will be issued and outstanding at an issue price of $0.25 per share and additional SpectrumGold Shares will be issued and outstanding if the SpectrumSub Additional Financing is completed. See "Significant Acquisitions and Dispositions".

PERFORMANCE SHARES OR ESCROW SECURITIES

There are no SpectrumGold Shares held in escrow.

RESALE RESTRICTIONS

The SpectrumGold Shares exchanged pursuant to the Arrangement will be distributed under exemptions from the need to provide a prospectus or involve a registrant (i.e. broker) under applicable Canadian securities laws and pursuant to registration exemptions under U.S. securities laws. The SpectrumGold Shares may be resold in each of the provinces and territories of Canada, except Quebec, without significant restriction, provided the issuer has been a reporting issuer in a qualifying jurisdiction such as British Columbia for more than 12 months (SpectrumGold will be deemed to have been reporting in British Columbia for more than 12 months), the holder is not a 'control person' as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

An application will be made to the QSC for an order under section 50 of the Securities Act (Québec) for an exemption from prospectus and resale requirements in connection with the exchanges of the SpectrumGold Shares. If such decision is granted by the QSC, Quebec Shareholders are expected to have no restrictions upon the resale of the SpectrumGold Shares.

Resale restrictions applicable to holders of SpectrumGold Shares who are subject to U.S. securities laws are set forth under "U.S. Securities Laws – Issuance and Resale of Arrangement Securities under U.S. Securities Laws".

There is currently no market through which the SpectrumGold Shares may be sold and, unless the SpectrumGold Shares are listed on a stock exchange, shareholders may not be able to resell the SpectrumGold Shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of SpectrumGold, no person, upon completion of the Arrangement, will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of SpectrumGold except the following:

Name and Municipality of Residence (1)	Designation of Class	Type of Ownership	Number of SpectrumGold Shares Owned and Percentage of SpectrumGold Shares After the Arrangement (2)
Viceroy (Mergeco) Vancouver, B.C.	Common	Direct	2,280,000 (19%)
NovaGold Vancouver, B.C.	Common	Direct	6,000,000 (50%)

(1) Information in this table is based on information provided to SpectrumGold by those named.

(2) The number and percentage of SpectrumGold Shares to be held by Viceroy (Mergeco) will be subject to adjustments based on the number of SpectrumGold Shares distributed to Viceroy Shareholders on completion of the Arrangement and SpectrumGold Shares retained by Viceroy (Mergeco) as a result of the payment of cash by Viceroy (Mergeco) for Small Lot Shareholders of SpectrumGold who do not elect to receive SpectrumGold Shares under the Arrangement. The percentage of ViceroyEx Shares held by Viceroy (Mergeco) and NovaGold will also be affected if the SpectrumSub Additional Financing is completed.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position with SpectrumGold, principal occupation of, and number and percentage of SpectrumGold Shares to be owned or over which control and direction may be exercised by, each of the directors and the executive officers of SpectrumGold following completion of the Arrangement. It is anticipated that an additional SpectrumGold director will be appointed on or prior to the completion of the Arrangement in accordance with the SpectrumGold Organization Agreement.

Name, Position and Municipality of Residence(1)(2)	Principal Occupation for the Past Five Years	No. of Securities(3)	Percentage(4)
Rick Van Nieuwenhyse Los Gatos, California Chairman, Chief Executive Officer, President, Director	Chief Executive Officer, NovaGold, May 1999 to present; Chief Operating Officer, NovaGold, January 1998 to April 1999.	Nil	Nil
Robert J. (Don) MacDonald Vancouver, B.C. Chief Financial Officer, Corporate Secretary, Director	Senior Vice President and Chief Financial Officer, NovaGold, January 2003 to present; Senior Vice-President and Chief Financial Officer, Forbes Medi Tech Inc., February 2001 to January 2003, Senior Vice-President and Chief Financial Officer, DeBeers Canada Mining, 1999-2001.	Nil	Nil
Michael D. Winn Laguna Beach, California Director	VP Corporate Development Viceroy since November 2002; President, Terrasearch Inc. (financial consulting company), January 1997 to present.	8,333	<1%

Name, Position and Municipality of Residence[1][2]	Principal Occupation for the Past Five Years	No. of Securities[3]	Percentage[4]
Ronald K. Netolitzky Victoria, B.C. Director	Chairman, Viceroy since October 1996 to November 2002; President & Chief Executive Officer, Viceroy since December 31, 2001; President, Keewatin Consultants Inc., April 1988 to present.	137,080	1%
W. David Black Vancouver, B.C. Director	Partner, DuMoulin Black, Barristers & Solicitors.	2,668 direct 13,572 indirect	<1%
Clynton R. Nauman Blaine, Washington Director	Chief Executive Officer of Asset Liability Management Group ULD; President of Viceroy Gold Corporation and Viceroy Minerals Corporation January 2002 to February 2003. Chief Executive Officer of Viceroy Resource Corporation February 1998 to December 2001.	15,667	<1%

(1) The information as to residence and principal occupation, not being within the knowledge of SpectrumGold, has been furnished by the respective directors and officers individually.

(2) Directors serve until the earlier of the next annual general meeting or their resignation.

(3) The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of SpectrumGold, has been furnished by the respective directors and officers individually based on shareholdings in Viceroy as of April 30, 2003 and assuming no participation in the SpectrumGold Additional Financing.

(4) Assuming the SpectrumGold Additional Financing is not completed.

Upon the completion of the Arrangement, it is expected that the directors and senior officers as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 177,320 SpectrumGold Shares, being approximately 1.5% of the issued SpectrumGold Shares assuming the SpectrumGold Additional Financing is not completed.

Management

The following are brief biographies of Mr. Nieuwenhuyse, Mr. MacDonald and Mr. Nauman. Biographies of SpectrumGold's remaining senior management and directors may be viewed under "Mergeco – Directors and Officers – Management".

Clynton R. Nauman is the Chief Executive Office of Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 to February 2003. Previously Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has had 25 years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

Mr. Rick Van Nieuwenhuyse joined NovaGold as President and Chief Operating Officer in January 1998 and was appointed to Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of world-wide experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse, brings years of working experience and knowledge of Alaska to the Company. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Université de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Mr. Robert J. (Don) MacDonald joined NovaGold in January 2003. Mr. MacDonald brings with him over 20 years experience in mine development and financing. Prior to joining NovaGold Mr. MacDonald was Senior Vice President and Chief Financial Officer of De Beers Canada Mining (formerly Winspear Diamonds) (1999-2001), and Dayton Mining (1991-1999) and Vice-President Finance of Granges Inc. (1983-1991). During his career Mr. MacDonald has been involved in the operation or development of nine mines in North and South America, and the completion of over $500 million of mine financings and $500 million of mining M&A transactions. Mr. MacDonald is a chartered accountant, and has bachelors and masters degrees in engineering from Oxford University.

Corporate Cease Trade Orders Or Bankruptcies

No director or officer of SpectrumGold, or to the knowledge of SpectrumGold any shareholder holding a sufficient number of SpectrumGold shares to affect materially the control of SpectrumGold, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer.

Penalties Or Sanctions

No director or officer SpectrumGold, or to the knowledge of SpectrumGold any shareholder holding a sufficient number of SpectrumGold shares to affect materially the control of SpectrumGold, is, or during the 10 years prior to the date hereof, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of SpectrumGold, or to the knowledge of SpectrumGold any shareholder holding a sufficient number of SpectrumGold shares to affect materially the control of SpectrumGold, during the 10 years prior to the date hereof, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts Of Interest

The directors of SpectrumGold are required by law to act honestly and in good faith with a view to the best interest of SpectrumGold and to disclose any interests which they may have in any project or opportunity of SpectrumGold. Such directors or officers in accordance with the Company Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises, any director in a conflict must disclose his interest and abstain from voting on the matter at a meeting of the board of directors.

To the best of SpectrumGold's knowledge, there are no known existing or potential conflicts of interest among SpectrumGold, its promoters, directors, officers or other members of management of SpectrumGold as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Executive Compensation" and "Interest of Management and Others in Material Transactions".

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by SpectrumGold during the period from incorporation.

EXECUTIVE COMPENSATION

SpectrumGold has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in SpectrumGold's most recently completed or current financial year, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Long Term Incentive Plan (LTIP) Awards

SpectrumGold does not have a Long Term Incentive Plan ("**LTIP**") pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of securities), was paid or distributed to the Named Executive Officers since incorporation.

Option Grants

No stock options have been granted to Named Executive Officers since incorporation.

Aggregate Options Exercised and Option Values

No stock options have been granted to Named Executive Officers since incorporation.

Defined Benefit or Actuarial Plan Disclosure

SpectrumGold has no defined benefit or actuarial plans.

Termination Of Employment, Changes In Responsibility And Employment Contracts

SpectrumGold has no compensatory plan or arrangement to compensate executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Compensation of Directors

SpectrumGold has no arrangements, standard or otherwise, pursuant to which Directors may be compensated by SpectrumGold for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert since incorporation.

There were no individual grants of options to purchase securities of SpectrumGold made to the Directors or officers of SpectrumGold (excluding the Named Executive Officers) since incorporation.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk, related to SpectrumGold's proposed business.

Nature of the Securities

SpectrumGold Shares are not currently listed on any stock exchange. Even if a listing is obtained, the purchase of SpectrumGold Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The SpectrumGold Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of SpectrumGold should not constitute a major portion of an investor's portfolio.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, SpectrumGold will remain a private company with no finances and no assets. In such event SpectrumGold may or may not decide to commence operations and would need to obtain financing and assets if it decided to do so. There is no assurance that it would be able to do so. If the Arrangement does complete, SpectrumGold Shareholders (which will include Viceroy Shareholders who receive SpectrumGold Shares) will be subject to the risk factors described below relating to resource properties.

No Operating History

SpectrumGold was incorporated on March 31, 2003, has not commenced operations and therefore has no operating history. SpectrumGold will receive the SpectrumGold Property and cash only in the event of completion of the Arrangement.

Dependence on Management

SpectrumGold will be dependent upon the personal efforts and commitment of its existing management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of SpectrumGold could result, and other persons would be required to manage and operate SpectrumGold.

No Assurance of any Listing

There is no market through which SpectrumGold Shares may be sold and holders of SpectrumGold Shares may not be able to resell them. Whether or not the Arrangement completes, there is no assurance that the SpectrumGold Shares will become listed on any stock exchange.

Financing Risks

If the Arrangement completes, additional funding may be required to complete the funding of the exploration program on the SpectrumGold Property and to conduct any other exploration programs. If SpectrumGold's proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to SpectrumGold are the sale of equity capital, or the offering by SpectrumGold of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause SpectrumGold to reduce or terminate its proposed operations.

No History of Earnings

SpectrumGold has not yet commenced operations and therefore has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it will acquire pursuant to the

Arrangement or otherwise will generate earnings, operate profitably or provide a return on investment in the future. SpectrumGold has no plans to pay dividends for some time in the future. The future dividend policy of SpectrumGold will be determined by its board of directors.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on SpectrumGold's properties. There is no certainty that the expenditures to be made by SpectrumGold in the exploration of the SpectrumGold Property or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by SpectrumGold will be affected by numerous factors beyond the control of SpectrumGold. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in SpectrumGold not receiving an adequate return on invested capital.

Dilution

SpectrumGold plans to focus on exploring its properties, but to commence such activities, other than completion of the proposed exploration program on the SpectrumGold Property, and to acquire additional properties will require additional funds. SpectrumGold will have to sell additional securities including, but not limited to, its common stock or some form of convertible debentures, the effect of which will result in a substantial dilution of the equity interests of any persons who may become SpectrumGold Shareholders as a result of or subsequent to the Arrangement.

Permits and Licenses

The operations of SpectrumGold will require licenses and permits from various governmental authorities. SpectrumGold believes it will receive as part of the Arrangement or will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that SpectrumGold will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Title Matters

The acquisition of title to resource properties is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. SpectrumGold will only receive title to the SpectrumGold Property when the Arrangement closes. There is no guarantee of title to any of the SpectrumGold Property. The SpectrumGold Property may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. SpectrumGold has not surveyed the boundaries of any of the SpectrumGold Property and consequently the boundaries of the SpectrumGold Property may be disputed. The SpectrumGold Property may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects.

Competition

Competition in the mineral exploration business is intense and could adversely affect SpectrumGold's ability to suitably develop its properties. SpectrumGold will be competing with many other exploration companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Potential Profitability Depends Upon Factors Beyond the Control of SpectrumGold

If minerals were discovered on SpectrumGold's properties, the potential profitability of such properties is dependent upon many factors beyond SpectrumGold's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways SpectrumGold cannot predict and are beyond SpectrumGold's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of SpectrumGold.

Influence of Mineral Prices

Factors beyond the control of SpectrumGold may affect the marketability and price of any minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond SpectrumGold's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which SpectrumGold will have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although SpectrumGold intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event SpectrumGold could incur significant costs that could have a materially adverse effect upon its financial condition.

Environmental, Health and Safety Regulation of Resource Industry

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on SpectrumGold's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on SpectrumGold. Additionally, SpectrumGold may be subject to liability for pollution or other environmental damages, which it may not be insured against.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and SpectrumGold may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of SpectrumGold.

SpectrumGold is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. SpectrumGold intends to periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if SpectrumGold becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds SpectrumGold has to pay such liabilities and result in bankruptcy. Should SpectrumGold be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

Currency Fluctuations

SpectrumGold maintains its accounts in Canadian currency. If SpectrumGold locates minerals on its properties, its market for the sale of such minerals will be in foreign countries and may be subject to foreign currency fluctuations. Such fluctuations may materially affect its financial position and results.

Conflicts of Interest

Some of the proposed directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with SpectrumGold. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act.

Some of the directors and officers of SpectrumGold are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors' duties to SpectrumGold and their duties to the other companies on whose boards they serve, the directors and officers of SpectrumGold have agreed to the following:

1. participation in other business ventures offered to the directors will be allocated among the various companies on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate;

2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to SpectrumGold except on the same or better terms than the basis on which they are offered to third party participants.

PROMOTERS

Viceroy and NovaGold took the initiative in SpectrumGold's organization and, accordingly, may be considered to be the promoters of SpectrumGold within the meaning of applicable securities legislation. NovaGold will, at the closing of the Arrangement, beneficially own, directly and indirectly, and have control over a total of 6,000,000 SpectrumGold Shares representing approximately 50% of the outstanding SpectrumGold Shares subject to adjustment as provided under "Principal Holders of Voting Securities". Viceroy will, at the closing of the Arrangement, beneficially own, directly and indirectly, and have control over a total of 2,280,000 SpectrumGold Shares representing approximately 19% of the outstanding SpectrumGold Shares subject to adjustment as provided under "Principal Holders of Voting Securities". During the period from incorporation to and including the closing of the Arrangement, the only material thing of value which Viceroy and NovaGold have or will have received from SpectrumGold is the SpectrumGold Shares to be issued to Viceroy and NovaGold in consideration for the transfer to SpectrumGold by Viceroy and NovaGold of the shares of SpectrumSub..

LEGAL PROCEEDINGS

.SpectrumGold is not a party to any material legal proceedings and SpectrumGold is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of SpectrumGold and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or will materially affect SpectrumGold save as described below and elsewhere disclosed herein. See "Viceroy – Significant Acquisitions and Dispositions".

1. Viceroy and NovaGold acted as the promoters as described under "Promoter" above;

2. Certain officers and directors of SpectrumGold are also directors and officers of the Viceroy and ViceroyEx. See "Insider Positions" and Shareholdings under the "Arrangement"

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

SpectrumGold has not entered into any Sponsorship or Fiscal Agency Agreements.

RELATIONSHIP BETWEEN SPECTRUMGOLD AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of SpectrumGold or of an associate or affiliate of SpectrumGold, held by a "professional person" as referred to in section 106(2) of the Rules under the *Securities Act* (British Columbia), a responsible solicitor or any principal of the responsible solicitor's firm, save that Mr. David Black, a director of SpectrumGold, is a partner of DuMoulin Black which acts as solicitors and counsel for Viceroy in connection with the Arrangement. Mr. Black and the other partners of his firm will own less than 1% of the SpectrumGold Shares. DuMoulin Black are solicitors for ViceroyEx.

AUDITORS

The auditors of SpectrumGold are PricewaterhouseCoopers LLP at Suite 200, 250 Howe Street, Vancouver, British Columbia.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the SpectrumGold Shares is anticipated to be Computershare Trust Company of Canada, of 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

PARTICULARS OF MATERIAL CONTRACTS

The only agreements or contracts that SpectrumGold has entered into since its inception on March 31, 2003 or will enter into as part of the Arrangement which may be reasonably regarded as being currently material on a pro forma basis, are as follows:

1. Arrangement Agreement dated May 15, 2003 among Viceroy, Quest, Avatar, Arapaho, ViceroyEx and SpectrumGold. See "The Arrangement Agreement".

2. SpectrumGold Organization Agreement. See "SpectrumGold Property - SpectrumGold Organization Agreement".

A copy of any material contract or report may be inspected at any time up to the commencement of the Meetings during normal business hours at Suite 900, 570 Granville Street, Vancouver, British Columbia.

OTHER MATERIAL FACTS

There are no other material facts relating to SpectrumGold, on a current or pro forma basis, and not disclosed elsewhere in this Information Circular.

MERGECO

The following information is presented on a post Arrangement basis and is reflective of the projected business, financial and share capital position of Mergeco. This section only includes information respecting Viceroy, Quest, Avatar and Arapaho-Sub after the Arrangement that is materially different from information provided earlier in this Information Circular. See the various headings under "Viceroy Resource Corporation", "Quest Investment Corporation", "Avatar Petroleum Inc. and "Arapaho-Sub" for additional information regarding Viceroy, Quest, Avatar and Arapaho-Sub, respectively. See also the Pro Forma Financial Statements of Mergeco, attached hereto as Schedules "G".

NAME AND INCORPORATION

Mergeco will be formed pursuant to acquisition by Viceroy of Quest, Avatar and Arapaho-Sub under the laws of British Columbia pursuant to the Arrangement. The name of Mergeco will be "Quest Capital Corp." or such other name as is approved by the shareholders, directors and regulatory authorities. The registered and records office will be 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5 and its head office shall be Suite 300, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

INTERCORPORATE RELATIONSHIPS

On completion of the Arrangement, Mergeco will have the subsidiaries described in the chart below. See also "Viceroy – Intercorporate Relationship"; "Quest – Intercorporate Relationships"; "Avatar Petroleum Inc. – Intercorporate Relationships"; "ViceroyEx – Intercorporate Relationships" and "SpectrumGold – Intercorporate Relationships".


QUEST CAPITAL CORP.
("MERGECO")
(British Columbia Company)
(to be formed by the acquisition by Viceroy of all the shares of Quest, Avatar and Arapaho-Sub)
100%*
VICEROY AUSTRALIA PTY LTD
(Australia)
100%
VICEROY GOLD CORPORATION
(British Columbia)
100%
VICEROY MINERALS CORPORATION
(British Columbia)
100%
KAY METALS LTD.
(Barbados)
100%
QUEST MANAGEMENT CORP.
(Arapaho-Sub)
(British Columbia)
100%*
BOUNTY (VICTORIA) PTY LTD
(Australia)
75%
Castle Mountain Joint Venture
(California)
100%
Brewery Creek Property
(Yukon Territory)
100%
MINAS DIXON S.A.
(Peru)
100%
Bounty Gold Mine
(Western Australia)
* Placed into Voluntary Administration

MERGECO – DESCRIPTION OF BUSINESS

Merchant Banking Business

Mergeco will be primarily engaged in the merchant banking business. The merchant banking business will consist primarily of commercial bridge loans made to publicly traded development stage companies. Revenues will be generated through interest and fees paid in connection with these commercial loans.

Mergeco's merchant banking strategy will be to develop a diversified portfolio of commercial bridge loans to a number of companies in a number of industries in order to maximize returns within an acceptable level of risk tolerance. Mergeco will target borrowers who it believes have undervalued business opportunities underpinned with tangible assets and experienced management. Mergeco will be managed by an experience team of managers who have a history of running successful public companies and who have considerable knowledge and experience in assessing asset and business values in the public and private markets, identifying optimal corporate structures and stabilizing and/or realizing opportunities in distressed and undervalued situations.

The commercial loans will be characterized by Mergeco as "bridge loans" due to the fact that they are typically loans with a term of three months to one year that are used by operating companies to bridge a current lack of financing and to enable the borrower to reach a point where it no longer requires outside financing or it can achieve conventional debt financing or equity financing.

The characteristics of the bridge loans that will comprise Mergeco's loan portfolio will be as follows:

A. *Borrowers.*

The borrowers will typically be development stage publicly traded companies and may also make loans on occasion to high net worth individuals. Borrowers will generally be located in Canada and the United States.

Mergeco will primarily target borrowers in the natural resource sector, with a particular focus on mining and oil and gas, and to a lesser extent on companies engaged in real estate, manufacturing and technology industries. Mergeco's focus on the natural resource sector reflects the experience of the propose management in the development of public companies engaged in the natural resource sector.

B. *Purposes of the Bridge Loans.*

The funds loaned will be used by borrowers to bridge a short-term lack of financing which results due to the development stage of the borrower's business.

C. *Principal Amounts.*

The principal amounts of the bridge loans will range from $250,000 up to $20,000,000, but will more likely be in the range of $1,000,000 to $5,000,000.

D. *Interest Rates.*

The bridge loans will typically bear interest at the rate of 1% per month.

E. *Commitment Fees.*

Mergeco will take a commitment fee in the range of 5% to 20% of the principal amount of the bridge loan advanced to the borrower. The commitment fee will be paid by the borrower to

Mergeco as consideration for the advance of the loan. The amount of the commitment fee will vary according to the term of the loan, the risk exposure to Mergeco in advancing the loan and other factors perceived by Mergeco to be relevant. The commitment fee may be paid by the borrower in equity by the issue of common shares of the borrower to Mergeco or cash in the case of a loan to a private individual. Mergeco may also take share purchase warrants in some loan facilities as a component of the commitment fee. Mergeco's objective in accepting payment of the commitment fee in shares will be to enable Mergeco to acquire a liquid asset that it can sell in the public market, without requiring that the borrower use the borrowed funds to repay Mergeco.

F. *Security.*

Bridge loans advanced by Mergeco will be secured with assets that will have a fair market value in excess of the amount advanced, as of the date of the advance of the loan. Security that will be taken by Mergeco will be in the form of a charge over specific assets, such as mortgages against real estate, charges against interests in oil and gas properties and pledges of shares. Security may also include general security agreements against all assets of a borrower. In addition, Mergeco may take personal guarantees from principals in appropriate circumstances.

G. *Syndication of Loans.*

Mergeco may also engage in the syndication of bridge loans to diversify the risk of its merchant banking loan portfolio and reduce the risk exposure where the amount to be borrowed by the borrower is greater than the risk exposure that is acceptable to Mergeco. Syndications of bridge loans will generally be not to more than three or four other lenders. Mergeco will receive an administration fee from the syndicated lenders. The administration fee will be 10% of interest payable by the borrower and 20% of any commitment fee payable by the borrower in connection with the amount of the loan that is syndicated.

Bridge Loan Guidelines

Mergeco will employ a disciplined analytical approach in assessing whether to proceed with the advance of any bridge loan. This approach will include completing an analysis of the fundamental business characteristics of each borrower, together with an analysis of the market value and liquidity of any security to be granted by the borrower in favour of Mergeco as security for the loan. Mergeco will undertake research that includes analysing credit risk, profitability, liquidity, outstanding debt, operating and administrative costs, commodity price exposure, economic and reserve life (where applicable), cash flow, the ability of the management of the board to grow and manage the business and other factors applicable to the collateral and the ability of the borrower to repay its bridge loan.

Investment Opportunities

Mergeco will participate in investments in securities and assets in circumstances where management has identified an opportunity to allocate capital to securities with capital appreciation potential or to undervalued assets. Undervalued assets may include the purchase of royalty income streams on oil and gas and mining operations; acquisition of operating assets of distressed companies; liquidation and/or sale of assets of an undervalued company. Investments in securities may take the form of private placement investments or open-market purchases. Investments in securities and assets will form a supplement to Mergeco's primary merchant banking business.

Mining operations

Mergeco will operate and own 75% of the Castle Mountain Mine located in California which is projected to produce 24,000 ounces of gold in 2003 and generate in excess of $5.4 million in operating cash flow.

The Castle Mountain Mine is currently in reclamation with the majority of the closure activities anticipated to be completed by the middle of 2005. Mergeco operates and owns 100% of the Brewery Creek Mine located in Yukon, Canada. The Brewery Creek Mine is currently in reclamation with the majority of the closure activities anticipated to be completed by the middle of 2003.

Management and Administrative Services

Mergeco will provide management and administrative services to 19 companies. Mergeco will receive fees for these services.

See "Viceroy Resource Corporation – Business of Viceroy" for information about the prior operations of Viceroy. The prior development and history of the business of Quest, Avatar and Arapaho-Sub are described under the respective headings "Quest Investment Corporation" - Description of Business", "Avatar Petroleum Inc. - Description of Business", "Arapaho-Sub ("Quest Management") - General Development of Business", - SpectrumGold Business" in this Information Circular. See "ViceroyExploration Ltd. – Oro Belle Property" and "SpectrumGold Inc. – SpectrumGold Property" for information about the proposed operations of ViceroyEx and SpectrumGold, respectively.

PRO FORMA FINANCIAL STATEMENTS

The unaudited Mergeco Pro Forma Financial Statements attached hereto as Schedule "G" give effect to the Arrangement and the Private Placement on a pro forma basis and have been prepared on the basis of assumptions described in the notes thereto. The unaudited pro forma consolidated balance sheet and statement of earnings was prepared as at December 31, 2002. These statements are not necessarily indicative of what the actual operating results or financial position would have been had the Arrangement and the Private Placement occurred on the dates for the periods indicated and do not purport to indicate future results of operations.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Mergeco will consist of 1,500,000,000 shares divided into 500,000,000 Subordinate Voting Shares (the Mergeco Class A Shares), 500,000,000 Variable Multiple Voting Shares (the Mergeco Class B Shares), 250,000,000 First Preferred Shares (the "**Mergeco First Preferred Shares**") and 250,000,000 Second Preferred Shares (the "**Mergeco Second Preferred Shares**"), in each case without nominal or par value.

The holders of the Mergeco Class A Shares are entitled to one vote per Mergeco Class A Share held. The variable multiple voting rights attached to the Mergeco Class B Shares have been structured so that holders of Mergeco Class B Shares shall be entitled to one vote for each Mergeco Class B Share held and so that such voting rights will increase by one additional vote per Mergeco Class B Share for each 6,000,000 additional votes attached to Mergeco Shares (being any combination of Mergeco Class A and Class B Shares) issued in aggregate subsequent to the Arrangement to a maximum of five votes (including the initial one vote per share). The number of votes attached to the Mergeco Class B Shares will be increased to two votes per Mergeco Class B Share assuming the Private Placement is completed.

The holders of the Mergeco Class B Shares are entitled to receive dividends and to participate in the distribution of assets on winding up or liquidation of Mergeco rateably with the holders of the Mergeco Class A Shares subject to the rights of holders of any other class of shares of Mergeco entitled to receive dividends or to participate in the distribution of assets in priority to or rateably with the Mergeco Class B Shares.

The Mergeco Class B Shares are convertible at any time at the option of the holder into Mergeco Class A Shares on the basis of one Mergeco Class A Share for each Mergeco Class B Share held. The Mergeco Class A Shares are convertible into Mergeco Class B Shares in the event an offer to purchase the Mergeco

Class B Shares is made to all or substantially all of the holders of Mergeco Class B Shares which is not made concurrently with an offer to purchase Mergeco Class A Shares that is identical to the offer to purchase the Mergeco Class B Shares in terms of price per share and percentage of outstanding shares to be taken up. In such event each Mergeco Class A Share is convertible into one Mergeco Class B Share during a specified period. An election to convert by a holder of Mergeco Class A Shares is deemed to also constitute an election to deposit the converted shares to the offer.

Mergeco First Preferred Shares and Mergeco Second Preferred Shares may be issued in one or more series. The directors of Mergeco may by resolution of the directors before the issue of any series alter Mergeco's Memorandum to fix the number of preferred shares in a series and create, attach and define special rights such as payment of dividends and rights of redemption, conversion and retraction. Holders of Mergeco First Preferred Shares shall be entitled to one vote in respect of each Mergeco First Preferred Share held at general meetings. Holders of Mergeco Second Preferred Shares shall not be entitled as such to vote at any general meeting of members of Mergeco. Holders of Mergeco First Preferred Shares of each series rank on a parity with the Mergeco First Preferred Shares of every other series and are entitled to preference over the Mergeco Second Preferred Shares, Mergeco Class A Shares and Mergeco Class B Shares. Holders of Mergeco Second Preferred Shares of each series rank on a parity with the Mergeco Second Preferred Shares of every other series and are entitled to preference over the Mergeco Class A Shares and the Mergeco Class B Shares.

The special rights and restrictions attached to the Mergeco Class A Shares, the Mergeco Class B Shares and the Mergeco First Preferred Shares and Mergeco Second Preferred Shares are set forth in Appendix "B" to the Plan of Arrangement attached as Schedule "J" to the Information Circular. There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no special liquidation rights or pre-emptive rights. The presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable.

SHARE AND LOAN CAPITAL

The following table sets forth the share and loan capital of Mergeco as at the dates specified therein.

Designation of Security	Authorized	Amount Outstanding as at April 30, 2003 after giving effect to the Arrangement (1)(2)
Mergeco Class A Shares (Subordinate Voting) (3)	500,000,000	76,528,560
Mergeco Class B Shares (Variable Multiple Voting) (3) (4)	500,000,000	4,276,849
First Preferred Shares	250,000,000	Nil
Second Preferred Shares	250,000,000	Nil
Options	-	1,086,048
Warrants	-	11,562,867
Long term debt	-	Nil

(1) All figures set out are unaudited.

(2) Assumes the issuance of the PP Shares but no exercise of Viceroy Options, Quest Options, Avatar Options, Viceroy Warrants, Quest Warrants, Avatar Warrants or Private Placement Warrants prior to the effective date of the Arrangement.

(3) The Mergeco Class A Shares carry one vote per share and the Mergeco Class B Shares carry one to five votes per share. See "Authorized and Issued Share Capital" above for information on the votes of the Mergeco Class B Shares.

(4) The number of votes attached to the Mergeco Class B Shares will be two votes per Mergeco Class B Share after completion of the Arrangement and Private Placement.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

Options

Pursuant to the Arrangement,

1. the Viceroy Options (pre Consolidation) will be exchanged for Mergeco Options on the basis of one Mergeco Option for every three Viceroy Options (pre Consolidation) exercisable at a price equal to three times the original price;

2. the Avatar Options will be exchanged for Mergeco Options on the basis of 0.2825 Mergeco Option for every Avatar Option exercisable at a price equal to 3.54 times the original price; and

3. the Quest Options will be exchanged for Mergeco Options on the basis of one 1.0514 Options for every one Quest Options exercisable at a price equal to 0.95 times the original price.

As of the date of the Information Circular, a total of 1,086,048 Mergeco Options will be so exchanged for Viceroy Options, Quest Options and Avatar Options at the closing of the Arrangement. If the Viceroy Option Resolution is approved at the Viceroy Meeting, Mergeco Class A Shares (including the exchanged Mergeco Options) equal to 10% of the number of Mergeco Class A Shares outstanding following completion of the Arrangement and Private Placement will be available for issuance under the Viceroy 2003 Plan. If the Arrangement does not close, Viceroy Shares equal to 10% of the number of Viceroy Shares outstanding at the time of the Viceroy Meeting will be available for issuance under the Viceroy 2003 Plan.

The following table sets out all options in Mergeco which will be held, post Arrangement (excluding any options which may be granted under the Viceroy 2003 Plan), by all then current executive officers as a group, all directors (but not executive officers) as a group, and all employees as a group, as follows:

Optionees	Number of Shares subject to Option	Exercise Price	Number in the Group
Executive Officers and Past Executive Officers	555,902	100,000 @ $0.30 122,569 @ $0.73 66,667 @ $0.75 26,667 @ $0.87 213,333 @ $0.81 13,333 @ $1.80 13,333 @ $1.89	5
Directors and Past Directors	454,145	166,667 @ $0.30 16,667 @ $0.75 40,000 @ $0.87 50,511 @ $0.88 11,300 @ $1.10 66,667 @ $1.20 80,000 @ $4.89 5,667 @ $6.51 16,667 @ $8.25	7
Employees and Past Employees	16,001	6,667 @ $7.23 6,667 @ $3.78 2,667 @ $8.25	2
Consultants	60,000	33,334 @ $0.75 13,333 @ $1.80 13,333 @ $4.89	2

Warrants

Pursuant to the Arrangement;

1. The Viceroy Warrants (pre Consolidation) will be exchanged for Mergeco Warrants on the basis of one Mergeco Warrant for every three Viceroy Warrants (pre Consolidation) exercisable at a price equal to three times the original price.

2. The Avatar Warrants will be exchanged for Mergeco Warrants on the basis of 0.2825 for each Avatar Warrant at a price equal to 3.54 times the original price.

3. The Quest Warrants will be exchanged for Mergeco Warrants on the basis of 1.0514 Mergeco Warrants on the basis of 1.0514 Mergeco Warrant for each Quest Warrant at a price equal to 0.95 times the original price.

Private Placement

As part and parcel of the Arrangement, Mergeco will be offering up to 8,333,333 PP Units at a price of $1.20 per PP Unit. The Private Placement will be completed immediately following the Effective Date. Each PP Unit will be comprised of one Mergeco Class A Share and one common share purchase warrant (the "**PP Warrants**"). Each PP Warrant is exercisable for five years after the date of issue at an exercise price of $1.50 per Mergeco Class A Share, subject to a reduction in the exercise period to 20 business days if the closing price of Mergeco Class A Shares on the TSX for a period of 20 consecutive trading days commencing after December 31, 2003 is at or above $2.25 per Mergeco Class A Share. The securities acquired pursuant to the Private Placement will be subject to a four month hold period from the date of issuance, pursuant to securities legislation.

See "Viceroy Annual General Meeting and Other Matters - 4. Approval of Private Placement" for additional disclosure respecting the Private Placement.

On completion of the Arrangement and the Private Placement, an aggregate of Mergeco Warrants for the purchase of 11,562,867 Mergeco Class A Shares at exercise prices of $0.60 to $1.97 per Mergeco Class A Share for periods ranging from June 26, 2003 to December 24, 2004 will be outstanding.

PRINCIPAL HOLDERS OF VOTING SECURITIES (POST ARRANGEMENT)

At the completion of the Arrangement, no person will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding Mergeco Shares except the following:

Name and Municipality of Residence	Designation of Class	Type of Ownership	Number of Mergeco Shares to be Owned	Percentage of Total Votes After the Arrangement
Exploration Capital Partners 2000 Limited Partnership/ Rick Rule. [1]	Class A Class B	Direct Direct	9,201,115 Class A[2] 898,842 Class B[2]	14.37%[2]

(1) To be held indirectly through a family trust and through the Limited Partnership which is a Nevada limited partnership. The general partner of the Limited Partnership is Resource Capital. Richards (Rick) Rule is the President and director of Resource Capital and owns, indirectly through a family trust, 90% of the shares of Resource Capital.

(2) These figures reflect the intended sales of Viceroy Shares and Quest Class A Shares and purchase of PP Units described under "Viceroy General Meeting and Other Matters - 4. Approval of Private Placement" as well as the exchange of securities pursuant to the Arrangement.

PERFORMANCE SHARES OR ESCROW SECURITIES

At the completion of the Arrangement, the Mergeco Shares will not be subject to any escrow restrictions.

DIRECTORS AND OFFICERS

The following table sets forth the names of the directors and executive officers, municipality of residence, proposed position with Mergeco, principal occupation and number and percentage of Mergeco Shares post Arrangement of each of the proposed directors and the executive officers.

Name, Proposed Position and Municipality of Residence[1]	Principal Occupation and Occupation for the Past Five Years[1]	No. of Securities Post Arrangement[2]	Percentage of Votes Post Arrangement[3]
W. David Black Vancouver, B.C. Director	Partner, DuMoulin Black, Barristers & Solicitors.	26,683 Class A directly and 135,717 Class A indirectly	<1%
Michael H. Halvorson Edmonton, Alberta Director	Self-employed financial consultant; President, Halcorp Capital Ltd. since 1980.	81,716 Class A directly and 386,378 Class A indirectly	<1%
Ronald K. Netolitzky Victoria, B.C. Director	Chairman, Viceroy since October 1996 to November 2002; President & Chief Executive Officer, Viceroy since December 31, 2001; President, Keewatin Consultants Inc., April 1988 to present.	1,374,047 Class A	2%

Name, Proposed Position and Municipality of Residence[1]	Principal Occupation and Occupation for the Past Five Years[1]	No. of Securities Post Arrangement[2]	Percentage of Votes Post Arrangement[3]
A. Murray Sinclair Vancouver, B.C. Managing Director	Chairman and Director, Viceroy since Nov 2002; President & Director, Quest July 2002 to present; President, Quest Ventures Ltd., Dec. 1996 to present; President, Avatar since Jan 2003 and Director 2002 to present; Director, Arapaho 1998 to present; Director, Arapaho-Sub, Jan. 1997 to present.	461,900 Class A directly and 341,705 Class B directly	1.5%
Michael Winn Laguna Beach, California VP Corporate Development Director	VP Corporate Development since November 2002; President, Terrasearch Inc. (financial consulting company), January 1997 to present.	83,333 Class A indirectly	<1%
Brian E. Bayley North Vancouver, B.C. President, Chief Executive Officer, Director	Chief Executive Officer, Director of Quest July 2002 to present; President, CEO & Director, Quest Management Corp., a management consulting company now wholly-owned by Arapaho Capital Corp., a TSX Venture listed company, Dec. 1996 to present; Director, Quest Ventures Ltd., a private merchant banking company, Dec. 1996 to present.	979,087 Class A directly 122,569 Class A indirectly 304,906 Class B directly	2%
Edward L. Mercaldo Del Mar, California Director	Director, Quest July 2002 to present; Financial Consultant and private investor since Aug. 1996.	268,974 Class A directly	<1%
Robert G. Atkinson West Vancouver, B.C. Director	Co-Vice Chairman & Director, Quest July 2002 to present; formerly President, CEO & Director, Bradstone, a public merchant banking firm, 1997 to July 2002; President, CEO & Director, Peruvian, January 2001 to July 2002; currently, Director, Trimin Capital Corp; Director Trimin Enterprises Ltd., Oct. 1992 to March 1999.	157,710 Class A directly[4] 170,327 Class B directly	<1%

Name, Proposed Position and Municipality of Residence[1]	Principal Occupation and Occupation for the Past Five Years[1]	No. of Securities Post Arrangement[2]	Percentage of Votes Post Arrangement[3]
Henry J. Knowles Collingwood, Ontario Chairman of the Board, Director	Business and Financial Consultant 2003; Lawyer, Sheldon Huxtable, 1991 to 2002; Director, former Chairman, Automodular Corporation, 1989 to present; Director, Avatar, Jan. 2003 to present; Director, non-executive Secretary, Cavell Energy Corporation, 1994 to present; Director, Dominion Citrus Limited, 2000 to present; Director, Kingsdale Capital Corporation March 2003 to present; Director, MetalCORP Limited, July 2002 to present; Director, Samuel Manu-Tech Limited, 1985 to present; Director, non-executive Chairman, Wolfden Resources Inc., 1997 to present; Director, The Gore Mutual Insurance Company, Cambridge, 1990 – 2003; and Director, Chairman of the Board, The SunBlush Technologies Corporation, 1993 – 2001.	Nil	Nil
Daniel Goodman Toronto, Ontario Director	Vice President, Associate Portfolio Manager, Dundee Securities Corporation, Sept 2001 to present; Branch Manager, Registered Representative, Dundee Private Investors, May 2001 to Sept. 2001; President, CEO, Director, Dundee Private Investors, May 2000 to Sept 2001; CEO, Vice Chairman, Dundee Insurance Agency, Mar. 2000 to May 2001; President, Secretary, Dundee Private Investors, Feb. 1998 to May 2001.	Nil	Nil
Susan M. Neale Vancouver, British Columbia Chief Financial Officer	Certified General Accountant; Chief Financial Officer, Viceroy since August 2001; Controller of Viceroy, June 1996 to May 2000.	42,083	<1%

(1) The information as to country of residence and principal occupation, not being within the knowledge of Mergeco, has been furnished by the respective directors and officers individually.

(2) The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of Mergeco, has been furnished by the respective persons individually.

(3) Assuming 76,528,560 Mergeco Class A Shares and 4,276,849 Mergeco Class B Shares are outstanding upon completion of the Arrangement for a total of 85,082,258 votes.

(4) To be held directly except for 157,710 Mergeco Class A Shares that will be held by 403401 B.C. Ltd., a private merchant company controlled by the family of Robert G. Atkinson. In addition, Robert G. Atkinson, Gordon D. Ewart and David G. Nelson beneficially own all of the shares of Asean Sales Inc., a private company that will own 1,177,568 Mergeco Class A Shares and 278,621 Mergeco Class B Shares. Further, 366,680 Mergeco Class A Shares and 1,115,993 Mergeco Class B Shares will be held by A&E, a corporation of which Robert G. Atkinson is a controlling shareholder, director and officer. A&E also holds approximately 14.5% of the issued shares of Global (GMPC) Holdings Inc. ("**Global**"), a TSX Venture listed public company, which will hold 262,850 Mergeco Class A Shares. Robert G. Atkinson is a common director of A&E and Global.

At the completion of the Arrangement, the proposed directors and senior officers of Mergeco as a group, will beneficially own, directly or indirectly, an aggregate of approximately 4,120,197 Mergeco Class A Shares representing approximately 5% of the issued Mergeco Class A Shares and 816,938 Mergeco Class

B Shares representing approximately 19% of the issued Mergeco Class B Shares which together represent approximately 7% of the total votes. See also "Arrangement – Insider Positions and Shareholdings".

Backgrounds of Management and Directors

The biographies of senior management and directors of Mergeco on completion of the Arrangement are set out below. See also "Viceroy Resource Corporation – Directors and Officers", "Quest Investment Corporation – Directors and Officers", "Avatar Petroleum Inc. – Directors and Officers" and "Arapaho Capital Corp. - Directors and Officers".

Henry J. Knowles, Q.C., is a business and financial consultant and former lawyer with Sheldon Huxtable. He was Chairman of the Ontario Securities Commission from 1980 to 1983. Mr. Knowles has been a director and officer of several public and private corporations and currently sits on the boards of Automodular Corporation, Cavell Energy Corporation, Dominion Citrus Limited, Kingsdale Capital Corporation, MetalCORP Limited, Samuel Manu-Tech Limited and Wolfden Resources Inc.

Brian E. Bayley has been Chief Executive Officer and a Director of Quest from July 2002 to present. He is currently president and director of Arapaho-Sub., a management company which is now wholly-owned by Arapaho, since December 1996. Arapaho-Sub provides various consulting, administrative, management and related services to publicly traded companies. He has been President, Chief Executive Officer and a director of Arapaho since 1998. He has been a director of Quest Ventures Ltd. since December 1996 which specializes in (1) mezzanine lending to public companies in the oil & gas sector and (2) active equity investments.

Previously, Mr. Bayley held positions as Secretary, director, President and Chief Executive Officer and Vice-President, Corporate Administration with Quest Oil & Gas Inc. (formerly Quest Capital Corporation). Quest Oil & Gas Inc. was a publicly-traded oil and gas company whose shares traded on the TSX. Mr. Bayley serves as an officer and director of numerous other public companies which trade on the TSX Venture. Prior to that he worked with the Vancouver Stock Exchange, now the TSX Venture, and a private management company. Mr. Bayley holds an MBA from Queen's University, Kingston, Ontario.

Robert G. Atkinson was the President, CEO and Director of Bradstone from January 1997 to July 2002, and President, CEO and Director of Peruvian from January 2001 to July 2002, at which time he undertook his present position with Quest. Since October 1991, he has been President of a private investment company organized to make equity investments in middle market companies. Previously, Mr. Atkinson was a Director of Gordon Capital Corporation (1991-1993) and President and CEO of Loewen Ondaatje McCutcheon Inc. (1987-1991), a public institutional investment dealer.

Mr. Atkinson is a director of a number of public companies including A&E, Trimin Capital Inc., and Boundary Creek Resources Ltd and was a director and officer of Peruvian until the closing of the Prior Arrangement.

Michael D. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Prior to forming that company in 1997, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments, Ltd.) where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.S. in geology from the University of Southern California.

Edward L. Mercaldo is a businessman specializing in investments in a number of public companies including Diamond Fields International Ltd., Ivanhoe Mines Ltd. and Tanganyika Oil Company. Mr. Mercaldo was a partner and Director of Gordon Capital, Inc. in Toronto, Ontario from 1988-1992.

A. Murray Sinclair has been President and a director of Quest from July 2002 to present. He also has been a director of Arapaho-Sub, a management company which is now wholly-owned by Arapaho, since December 1996. Arapaho-Sub provides various consulting, administrative, management and related services to publicly traded companies. He has been a director of Arapaho, the shares of which trade on the TSX Venture, since 1998. He has been President and director of Quest Ventures Ltd., a private merchant banking company since December 1996. Quest Ventures Ltd. specializes in (1) in mezzanine lending to public companies in the oil & gas sector and (2) active equity investments.

Previously, Mr. Sinclair was Managing Director of Quest Oil & Gas Inc. (formerly Quest Capital Corporation) from May 1993 to April 1997. Quest Oil & Gas Inc. was a publicly-traded oil and gas company whose shares traded on the TSX. Prior to that he was President and Director of Noramco Capital Corp. from June 1991 to January 1996 and Vice-President, Finance of Noramco Capital Corp. from July 1988 to June 1991. Mr. Sinclair is also director and/or officer of several public companies. Mr. Sinclair obtained a B. Comm (Honours) from Queens University in 1984.

W. David Black has been a partner in the law firm DuMoulin Black since 1968 and acts as a director of public companies which trade on the TSX and the TSX Venture.

Michael H. Halvorson is a self-employed financial consultant and President of Halcorp Capital Ltd., a private investment and consulting company since 1980. He is a director of several public traded companies.

Ronald K. Netolitzky was Chairman of Viceroy from October 1996 to November 2002 and has been President & Chief Executive Officer since December 31, 2001. He is President of Keewatin Consultants Inc., a consulting firm from April 1988 to present. He is a consulting geologist.

Daniel Goodman has been Vice President, Associate Portfolio Manager, Dundee Securities Corporation, Sept. 2001 to present. Previous positions included Branch Manager, Registered Representative, Dundee Private Investors, May 2001 to Sept. 2001; President, CEO, Director, Dundee Private Investors, May 2000 to Sept. 2001; CEO, Vice Chairman, Dundee Insurance Agency, Mar. 2000 to May 2001; and President, Secretary, Dundee Private Investors, Feb. 1998 to May 2001.

Susan M. Neale is a Certified General Accountant and has been the Chief Financial Officer of Viceroy since August 2001. Previously, Ms Neale was Controller of Viceroy from June 1996 to May 2001 and Senior Accountant from 1991.

PROPOSED EXECUTIVE COMPENSATION

Mergeco expects to have four executive officers on completion of the Arrangement. Since the cash and non-cash compensation to be payable to the executive officers will be subject to the approval of the Board of Directors of Mergeco, it is not possible to disclose the proposed compensation arrangements for 2003 for the proposed executive officers but such compensation arrangements will be commensurate with industry standards for companies in similar businesses as Mergeco.

Corporate Cease Trade Orders Or Bankruptcies

No proposed director or officer of Mergeco, or to the knowledge of Mergeco any shareholder who will hold a sufficient number of Mergeco shares to affect materially the control of Mergeco at the closing of the Arrangement, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer, save that:

1. Westate Energy Inc.

Westate Energy Inc. ("**Westate**") is a reporting issuer that was issued a Cease Trade Order under section 161 (formerly section 146) of the *Securities Act* (British Columbia) on January 14, 1994, and was delisted from the then Vancouver Stock Exchange on March 4, 1994. A Court Order was obtained from the Supreme Court of British Columbia, dated October 20, 1995, to force Westate to hold an Annual General Meeting for 1993 and 1994. Subsequent to the Annual General Meeting, Brian E. Bayley became a director and was appointed Secretary of Westate. The directors and officers of Westate succeeded in reconstructing the corporate records and in obtaining an unqualified audit of Westate. Due to other considerations, Mr. Bayley subsequently resigned from his position with Westate.

2. Pretium Industries Inc. (formerly VisuaLABS Inc.)

On November 28, 2001, Quest Ventures Ltd. ("**Quest Ventures**"), a company in which Brian E. Bayley and A. Murray Sinclair are shareholders and directors, participated in a private placement of 4,000,000 common shares in Pretium Industries Inc. (formerly VisuaLABS Inc.) ("**Pretium**"). Pretium is a corporation the common shares of which trade on the TSX Venture. Subsequent to the private placement, Messrs. Bayley and Sinclair were appointed directors of Pretium. Notwithstanding that Pretium received the appropriate approvals prior to the completion of the private placement, including that of the Canadian Venture Exchange Inc. (the predecessor to TSX Venture), an existing shareholder of Pretium appealed the approval of the TSX Venture to the British Columbia Securities Commission ("**BCSC**"). On February 27, 2002, the BCSC rendered a decision, that among other items, provided as follows:

Under section 161(1)(c) of the *Securities Act* (British Columbia) that the exemptions described in sections 44 to 47, 74, 75, 98 and 99 did not apply to Pretium until a meeting of shareholders had been held at which the shareholders of Pretium ratified the private placement noted above. Under section 161(1)(c) of the *Securities Act* (British Columbia) that the exemptions described in sections 44 to 47, 74, 75, 98 or 99 did not apply to Quest Ventures in respect of the 4,000,000 common shares of Pretium issued to Quest Ventures pursuant to the private placement noted above until a meeting of shareholders had been held at which the shareholders of Pretium ratified the private placement noted above.

On April 19, 2002, the BCSC issued a Variation Order with respect to the above decision that provided as follows:

1. on May 23, 2002, Pretium hold the annual and special meeting of its shareholders at which the shareholders would elect the board of directors of Pretium;

2. at the meeting, before the election of the board, the shareholders would vote whether to ratify Pretium's issuance of 4,000,000 shares to Quest Ventures on November 28, 2001, or to direct the board to take all necessary steps to reverse the issuance of the Quest Ventures shares;

3. the ratification of the issuance of the Quest Ventures shares be by way of resolution passed by a majority of the votes cast at the meeting, other than votes attaching to shares owned, directly or indirectly, by:

    (a) Quest Ventures, the officers or directors of Quest Ventures, the officers or directors of Pretium, or the associates of any of them, or

(b) Sheldon Zelitt, Joy Zelitt or Downsview;

4. the information circular provided to the shareholders in connection with the meeting disclose all material facts relating to the issuance of the Quest Ventures shares;

5. if the shareholders did not ratify the issuance of the Quest Ventures shares:

   (a) the Quest Ventures shares could not be voted in respect of the election of the board at the meeting; and

   (b) the boards of Pretium and Quest Ventures would take all necessary steps to reverse the issuance of the Quest Ventures shares.

A meeting of the shareholders of Pretium was held on May 23, 2002 at which time the issuance of 4,000,000 Pretium shares to Quest Ventures was ratified by the shareholders.

Penalties Or Sanctions

No proposed director or officer of Mergeco and, to Mergeco's knowledge, any shareholder who will hold a sufficient number of Mergeco shares at the closing of the Arrangement to affect materially the control of Mergeco, at the closing of the Arrangement is, or during the 10 years prior to the date hereof, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No proposed director or officer of Mergeco and, to Mergeco's knowledge, any shareholder holding a sufficient number of Mergeco shares to affect materially the control of Mergeco at the closing of the Arrangement, during the 10 years prior to the date hereof, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts Of Interest

The proposed directors of Mergeco are required by law to act honestly and in good faith with a view to the best interest of Mergeco and to disclose any interests which they may have in any project or opportunity of Mergeco. Such directors or officers in accordance with the Company Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises, any director in a conflict must disclose his interest and abstain from voting on the matter at a meeting of the board of directors.

To the best of Mergeco's knowledge, there are no known existing or potential conflicts of interest among Mergeco, its proposed promoters, directors, officers or other members of management of Mergeco as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Interest of Management and Others in Material Transactions" in respect of each of the Companies and "Material Contracts".

Indebtedness of Directors, Executive Officers and Senior Officers

There is no indebtedness of any existing director of Viceroy and there will be no indebtedness of any proposed director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Mergeco as of the date of the Arrangement.

RISK FACTORS

See the risk factors disclosed under "Quest Investment Corporation – Risk Factors" and under "Viceroy Resource Corporation – Risk Factors" with respect to risk factors applicable to Mergeco.

AUDITORS

The auditors of Mergeco will be PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 200, 250 Howe Street, Vancouver, BC V6C 3S7.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Mergeco Shares will be Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

PARTICULARS OF MATERIAL CONTRACTS

The only agreements or contracts that Mergeco will be a party to and which may be reasonably regarded as being currently material, on a pro forma basis, are the material contracts set forth under "Viceroy Resource Corporation – Material Contracts"; "Quest Investment Corporation – Material Contracts".

A copy of any material contract or report may be inspected at any time up to the commencement of the Meetings during normal business hours at Suite 900, 570 Granville Street, Vancouver, British Columbia.

OTHER MATERIAL FACTS

There are no other material facts relating to Mergeco, on a pro form basis, and not disclosed elsewhere in this Information Circular.

INFORMATION AND APPROVALS

The information contained or referred to in this Information Circular with respect to Viceroy and ViceroyEx has been furnished by Viceroy and therefore the Certificates of Viceroy and ViceroyEx which follow do not relate to information provided in respect of Quest, Avatar, Arapaho and Arapaho-Sub. Quest, Avatar and Arapaho and their respective directors and officers have relied on the information relating to Viceroy and ViceroyEx by Viceroy and take no responsibility for any errors in such information or omissions therefrom.

The information contained or referred to in this Information Circular with respect to SpectrumGold has been furnished by Viceroy and NovaGold and therefore the Certificate of SpectrumGold which follow do not relate to information provided in respect of Viceroy, ViceroyEx, Quest, Avatar, Arapaho and Arapaho-Sub. ViceroyEx, Quest, Avatar and Arapaho and their respective directors and officers have relied on the information relating to SpectrumGold by Viceroy and NovaGold and take no responsibility for any errors in such information or omissions therefrom.

The information contained or referred to in this Information Circular with respect to Quest has been furnished by Quest and therefore the Certificate of Quest which follows does not relate to information provided in respect of Viceroy, ViceroyEx, SpectrumGold, Avatar, Arapaho or Arapaho-Sub. Viceroy, Avatar, Arapaho and their respective directors and officers have relied on the information relating to

Quest provided by Quest and take no responsibility for any errors in such information or omissions therefrom.

The information contained or referred to in this Information Circular with respect to Avatar has been furnished by Avatar and therefore the Certificate of Avatar which follows does not relate to information provided in respect of Viceroy, ViceroyEx, SpectrumGold, Quest, Arapaho or Arapaho-Sub. Viceroy, Quest, Arapaho and their respective directors and officers have relied on the information relating to Avatar provided by Avatar and take no responsibility for any errors in such information or omissions therefrom.

The information contained or referred to in this Information Circular with respect to Arapaho and Arapaho Sub has been furnished by Arapaho and therefore the Certificate of Arapaho which follows does not relate to information provided in respect of Viceroy, ViceroyEx, SpectrumGold, Quest or Avatar. Viceroy, Quest, Avatar and their respective directors and officers have relied on the information relating to Arapaho and Arapaho Sub provided by Arapaho and take no responsibility for any errors in such information or omissions therefrom.

CERTIFICATE OF VICEROY RESOURCE CORPORATION

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to Viceroy Resource Corporation constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders of Viceroy Resource Corporation.

Dated: April 30, 2003

(signed) Ronald K. Netolitzky
Chief Executive Officer

(signed) Susan M. Neale
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
VICEROY RESOURCE CORPORATION

(signed) W. David Black
Director

(signed) Michael D. Winn
Director

CERTIFICATE OF QUEST INVESTMENT CORPORATION

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to Quest Investment Corporation constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders of Quest Investment Corporation.

Dated: April 30, 2003

(signed) Brian E. Bayley Chief Executive Officer	(signed) K. Peter Miller Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
QUEST INVESTMENT CORPORATION

(signed) Robert G. Atkinson Director	(signed) Andrew F. B. Milligan Director

CERTIFICATE OF AVATAR PETROLEUM INC.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to Avatar Petroleum Inc constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders of Avatar Petroleum Inc.

Dated: April 30, 2003

(signed) A. Murray Sinclair Chief Executive Officer	(signed) Chris Cooper Acting Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
AVATAR PETROLEUM INC.

(signed) Jonathan McCullough Director	(signed) Henry J. Knowles Director

CERTIFICATE OF ARAPAHO CAPITAL CORP.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to Arapaho and Arapaho-Sub constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders.

Dated: April 30, 2003

(signed) Brian E. Bayley
Chief Executive Officer

(signed) K. Peter Miller
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
ARAPAHO CAPITAL CORP.

(signed) John J. Fleming
Director

(signed) Alan F. Matthews
Director

CERTIFICATE OF VICEROY EXPLORATION LTD.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to ViceroyEx constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by ViceroyEx and by the security holders of ViceroyEx.

Dated: April 30, 2003

(signed) Ronald K. Netolitzky
Chief Executive Officer

(signed) Susan M. Neale
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
VICEROY EXPLORATION LTD.

(signed) W. David Black
Director

(signed) Michael D. Winn
Director

PROMOTER

VICEROY RESOURCE CORPORATION

By: (signed) Ronald K. Netolitzky

CERTIFICATE OF SPECTRUMGOLD INC.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to SpectrumGold constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by SpectrumGold and by the security holders of SpectrumGold.

Dated: April 30, 2003

(signed) Rick Van Nieuwenhyse
Chief Executive Officer

(signed) Robert J. (Don) MacDonald
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
SPECTRUMGOLD INC.

(signed) W. David Black
Director

(signed) Michael D. Winn
Director

PROMOTERS

VICEROY RESOURCE CORPORATION

By: (signed) Ronald K. Netolitzky

NOVAGOLD RESOURCES INC.

By: (signed) Rick Van Nieuwenhyse

SCHEDULE "A"

ARRANGEMENT RESOLUTIONS

Shareholders of each of the Companies will be asked to approve by special resolution of not less than 3/4 of the votes cast by the Shareholders (which shall include the voting in person or by proxy at the Meeting), the following:

"IT IS HEREBY RESOLVED, as a special resolution, that:

1. the Arrangement under section 252 of the *Company Act* (British Columbia) set forth in the Plan of Arrangement attached as Schedule "J" to the Joint Information Circular dated April 30, 2003 (the "**Information Circular**") among Viceroy Resource Corporation, Quest Investment Corporation, Avatar Petroleum Inc., Arapaho Capital Corp., Viceroy Exploration Ltd., SpectrumGold Resources Inc., Oro Belle Resources Corporation and 650399 B.C. Ltd., is authorized and approved;

2. any one director or officer of the Company be authorized and empowered, acting for, in the name of and on behalf of the Company, to execute and to deliver such documents as are necessary or desirable, and to deliver the final order of the Court approving the Plan of Arrangement to the Registrar appointed under Section 320 of the Company Act for filing; and

3. notwithstanding the passage of this special resolution by the Shareholders of the Company or the approval of the Court, the board of directors of the Company, without further notice to or approval of the Shareholders of the Company or the Court, may decide not to proceed with the Arrangement or to otherwise give effect to this special resolution at any time prior to the Plan of Arrangement becoming effective."

SCHEDULE "B"

VICEROY OPTION RESOLUTION

"IT IS HEREBY RESOLVED (with all insiders and their associates abstaining from voting), as an Ordinary Resolution that Viceroy Resource Corporation is authorized to adopt the Viceroy 2003 Plan, subject to regulatory approval, pursuant to which:

(a) if the Arrangement completes, the aggregate number of Mergeco Class A Shares which may be issued pursuant to options granted to directors, officers, employees and consultants of Mergeco under the Viceroy 2003 Plan, unless otherwise approved by shareholders, may not exceed ● Mergeco Class A Shares [being 10% of the issued and outstanding Mergeco Class A Shares as at the date of the completion of the Arrangement and the Private Placement]; or

(b) if the Arrangement does not complete, the maximum number of shares which may be issued under the Viceroy 2003 Plan may not exceed ● Viceroy Shares [being 10% of the issued capital as the date of the Viceroy Meeting]."

PRIVATE PLACEMENT RESOLUTION

"IT IS HEREBY RESOLVED, as an Ordinary Resolution that the Private Placement, as more particularly described in the Information Circular, is hereby approved."

FUTURE PLACEMENT RESOLUTION

"IT IS HEREBY RESOLVED, as an Ordinary Resolution that the Future Placement Resolution, which provides that:

(a) if the Arrangement completes, Viceroy (being Quest Capital Corp., post-Arrangement) is authorized to issue, in one or more private placements during the twelve month period commencing June 18, 2003, additional Mergeco Class A Shares and Mergeco Class B Shares equal to 100% of the Mergeco Class A Shares and Mergeco Class B Shares, respectively, outstanding immediately following completion of the Arrangement and Private Placement; and

(b) if the Arrangement does not complete, Viceroy is authorized to issue, in one or more private placements during the twelve month period commencing June 18, 2003, additional Viceroy Shares equal to 100% of the Viceroy Shares outstanding as of June 18, 2003;

as more particularly described in and subject to the restrictions described in the Information Circular dated April 30, 2003, is hereby approved."

SCHEDULE "C"

Viceroy Resource Corporation

Consolidated Financial Statements
December 31, 2002 and 2001
(expressed in thousands of Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. These consolidated financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

(signed) Ronald K. Netolitzky
Chairman

(signed) Susan Neale
Chief Financial Officer

Vancouver, B.C., Canada
March 4, 2003



PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Viceroy Resource Corporation

We have audited the consolidated balance sheets of **Viceroy Resource Corporation** as at December 31, 2002 and 2001 and the consolidated statements of earnings, deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
February 21, 2003
(except for note 17(b), which is as at March 4, 2003)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Viceroy Resource Corporation
Consolidated Balance Sheets
As at December 31, 2002 and 2001
(expressed in thousands of Canadian dollars)

	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 15,878	$ 6,069
Appropriated and restricted cash (note 7)	694	498
Marketable securities (note 4)	1,984	484
Accounts receivable	908	1,873
Prepaids and other receivables	2,145	1,248
Inventories (note 6)	563	2,673
	22,172	12,845
Appropriated and restricted cash (note 7)	18,119	14,925
Investments (note 4)	950	125
Resource assets (note 8)	8,928	27,909
Deferred merger costs	175	-
	$ 50,344	$ 55,804
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,536	$ 2,605
Preference dividend payable	-	132
Current portion of provision for reclamation costs (note 9)	2,140	703
	5,676	3,440
Provision for reclamation costs (note 9)	13,645	21,449
	19,321	24,889
Shareholders' Equity		
Share capital (note 10)	209,959	207,433
Deficit	(182,697)	(183,554)
Currency translation adjustment (note 11)	3,761	7,036
	31,023	30,915
	$ 50,344	$ 55,804

Contingencies and commitments (note 14)

Subsequent events (note 17)

Approved by the Board of Directors

Director (signed) Ronald K. Netolitzky Director (signed) Robert V. Matthews

The accompanying notes are an integral part of these consolidated financial statements.

Viceroy Resource Corporation

Consolidated Statements of Deficit

For the years ended December 31, 2002, 2001 and 2000

(expressed in thousands of Canadian dollars)

		2002		2001		2000
Deficit – Beginning of year	$	(183,554)	$	(147,419)	$	(102,051)
Net earnings (loss) for the year		857		(35,872)		(45,042)
Dividend to preferred shareholders		-		(263)		(326)
Deficit - End of year	$	(182,697)	$	(183,554)	$	(147,419)

The accompanying notes are an integral part of these consolidated financial statements.

Viceroy Resource Corporation

Consolidated Statements of Earnings

For the years ended December 31, 2002, 2001 and 2000

(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000
Sales	$ 21,705	$ 52,046	$ 114,230
Cost of sales	7,715	47,854	97,027
Depreciation and depletion	788	9,741	25,374
Provision for reclamation	-	1,872	2,826
	8,503	59,467	125,227
	13,202	(7,421)	(10,997)
Expenses (income)			
General and administrative	2,496	2,965	4,490
Exploration	553	950	3,166
Interest and financing charges on long-term debt	36	706	1,550
Royalties	794	1,055	2,330
Other income	(699)	(1,246)	(750)
	3,180	4,430	10,786
Earnings (loss) before the following	10,022	(11,851)	(21,783)
Gain on transfer of investments	-	8,257	-
Writedowns and settlement of Australian operation (note 3)	(811)	(33,734)	-
Writedowns, gains and adjustments to reclamation (note 12)	(6,247)	715	(23,677)
Earnings (loss) before income taxes	2,964	(36,613)	(45,460)
Income tax expense (recovery) (note 13)	2,107	(741)	(418)
Net earnings (loss) for the year	$ 857	$ (35,872)	$ (45,042)
Basic and diluted earnings (loss) per share	$ 0.01	$ (0.57)	$ (0.78)
Weighted average number of shares outstanding	92,262,974	62,456,412	57,660,370

The accompanying notes are an integral part of these consolidated financial statements.

Viceroy Resource Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000

(expressed in thousands of Canadian dollars)

	2002	2001	2000
Cash flows from operating activities			
Net earnings (loss) for the year	$ 857	$ (35,872)	$ (45,042)
Items not affecting cash			
Depreciation, depletion and provision for reclamation costs	890	12,032	28,200
Writedowns and adjustments to reclamation	12,669	19,135	24,203
Gain on reduction of investment in a foreign operation	(3,164)	-	-
Loss on sale of marketable securities and investments	-	95	274
Gain on transfer of investments	-	(8,257)	-
Deferred revenue recognized in the year	-	(4,845)	(7,579)
Gain on disposal of resource properties and supplies inventories	(3,258)	(748)	(526)
Provision for corporate guarantees	-	13,053	-
	7,994	(5,407)	(470)
Expenditures for reclamation and closure	(2,140)	(1,647)	-
Changes in non-cash working capital	2,982	8,026	13,506
	8,836	972	13,036
Cash flows from financing activities			
Proceeds from long-term debt	-	-	4,312
Proceeds from common shares issued	2,526	-	-
Repayment of long-term debt	-	(2,698)	(11,298)
Dividend paid to preferred shareholders	-	(263)	(194)
	2,526	(2,961)	(7,180)
Cash flows from investing activities			
Increase in appropriated and restricted cash	(3,435)	(167)	(2,394)
Proceeds on sale of investments	-	804	373
Expenditures on long-term investments	(825)	(125)	-
Proceeds from disposal of resource assets	5,015	3,155	1,088
Expenditures for resource assets	(2,021)	(2,084)	(9,040)
Deferred merger costs	(175)	-	-
	(1,441)	1,583	(9,973)
Foreign exchange (loss) gain on cash held in a foreign subsidiary	(112)	218	(101)
Increase (decrease) in cash and cash equivalents	9,809	(188)	(4,218)
Cash and cash equivalents - Beginning of year	6,069	6,257	10,475
Cash and cash equivalents - End of year	$ 15,878	$ 6,069	$ 6,257

Currency translation adjustment (note 11)

Supplemental cash flow information (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

1 Nature of operations

Viceroy Resource Corporation (the company) is a natural resource company involved in the acquisition, financing, exploration, development and operation of mineral properties. The company also invests in junior exploration companies and provides bridge loans to small and mid-cap companies in North America.

The recoverability of the amounts shown in the consolidated balance sheets for resource assets is dependent upon the company's ability to obtain certain market price, production, operating cost and reclamation objectives to fulfil its obligations as they arise and to complete the development and production of its projects.

2 Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada.

Basis of presentation

The consolidated financial statements include the accounts of the company and its subsidiaries. The company's significant subsidiaries include Viceroy Minerals Corporation and its wholly owned interest in the Brewery Creek Mine; Viceroy Gold Corporation and its 75% proportionately consolidated joint-venture interest in the Castle Mountain Mine. The company consolidated its 100% interest in Viceroy Australia Pty Ltd. to the date the company ceased to have control (note 3).

Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. While management believes that these estimates and assumptions are reasonable, actual results could differ.

Cash and cash equivalents

Cash and cash equivalents includes all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with a minimum of R-1 mid-grade rating.

Marketable securities

Marketable securities are carried at the lower of average cost and market value.

Inventories

Inventories include gold in process and supplies valued at the lower of average cost and net realizable value.

Cost of gold in process includes only direct mining and processing costs to place the ore into the leaching process.

Investments

Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.

Resource assets

a) Property acquisition and deferred mine development costs

Property acquisition and mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted over their estimated economic lives on the basis described below:

- where total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated useful life of the mine.
- where the operating plan calls for production from well-defined ore reserves, the unit-of-production method is applied over recoverable and probable reserves.
- Reviews are undertaken regularly to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount using non-discounted cash flows is less than the carrying value, a writedown to the net recoverable amount is made by a charge to earnings.

b) Exploration and development

General exploration expenditures and care and maintenance costs of development properties on hold, are expensed in the period incurred.

Significant property acquisition costs, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production.

c) Plant, equipment and other fixed assets

Plant, equipment and other fixed assets are recorded at cost and depreciated on a straight-line or unit-of-production basis over the shorter of their estimated useful lives or the life of the mine to their net realizable value.

Provision for reclamation costs

Estimated site reclamation and closure costs, including environmental and decommissioning costs necessary to comply with existing requirements, are provided for on a unit-of-production basis over the estimated mine life and included as part of depreciation and depletion in the consolidated statements of earnings.

Translation of foreign currencies

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is deferred and shown as a currency translation adjustment in shareholders' equity until charged against earnings when the investment in the operation is reduced.

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Gains or losses on foreign currency transactions are recognized in other income.

Revenue recognition

Sales of precious metals are recorded at the estimated net realizable value when the metals are available for delivery and unsettled amounts are recorded as accounts receivable.

Hedging gains or losses are recognized in sales in the same period in which the revenue from the hedged production is recorded. Gains or losses on contracts closed out early have been included in revenue at the original maturity date.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

Stock-based compensation

The company has a stock option plan as described in note 10(c). For 2002, the company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation. The company has elected to follow the intrinsic value based method of accounting for stock options granted. Accordingly, no compensation expense is recognized on the grant of share options to directors and employees as the exercise price is equal to the market price at the date of grant. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

(expressed in Canadian dollars; tables in thousands, except share capital information)

Earnings (loss) per share

Earnings or loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings or loss are calculated using the treasury stock method, if dilutive.

3 Writedowns and settlement of Australian operation

a) On June 24, 2001, the company placed its 100% wholly owned subsidiaries Viceroy Australia Pty Ltd. (VAPL) and Bounty Victoria Pty Ltd. (Bounty) into voluntary administration. The powers of the directors and officers of the companies are suspended while the companies are under voluntary administration. Therefore, these consolidated financial statements include the consolidated operating results of VAPL up to June 24, 2001, the date the company ceased to have control. The final resolution of the values to be derived from the Australian assets is not determinable and accordingly the company has written off its net investment of $17,549,000 in VAPL.

The consolidated financial position and the results of the Australian operations to June 24, 2001 included in these consolidated financial statements are summarized below:

Excluded at June 24, 2001:

Current assets	$	4,346
Long-term assets		33,958
		38,304
Current liabilities		(22,473)
Provision for reclamation costs		(2,910)
Currency translation adjustment		4,628
Net investment in VAPL	$	17,549

The loss for the period January 1, 2001 to June 24, 2001 was:

Revenues	$	15,628
Cost of sales		19,838
Depreciation, depletion and provision for reclamation		1,715
		(5,925)
Expenses		1,161
Net loss	$	(7,086)

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) On August 31, 2001, the company and its North American subsidiaries executed a settlement arrangement with NM Rothschilds (Australia) Limited (Rothschild) and Macquarie Bank Ltd. to relieve the company and its North American subsidiaries of their obligations under agreements guaranteeing certain borrowings and hedging arrangements relating to the Australian operations. The company recorded $16,185,000 in settlement of corporate guarantees and delivered the following considerations:

   i) Paid cash of $3,132,000

   ii) Issued 23,000,000 common shares for $3,200,000 (note 10)

   iii) Relinquished the company's equity position in Nova Gold Resources Inc. with a market value of $9,853,000.

c) Viceroy has commenced legal proceedings against Australian Mining Consultants Pty Ltd. (AMC) in the Federal Court of Australia. The proceedings arise from AMC's due diligence investigation in relation to the company's acquisition of the Bounty Mine in 1999. AMC is defending the proceedings.

d) In December 2002, Viceroy executed an amended Deeds of Company Arrangement (DOCA) with VAPL and Bounty. The DOCA discharges creditor's claims against Bounty and VAPL. The company does not anticipate further liability in respect of claims made by the unsecured creditors of VAPL and Bounty.

Under the terms of the DOCA, the company agreed to the following:

- Cash payment of Aus$800,000 that was paid in January 2003 to the administrator for distribution to the unsecured creditors of Bounty;
- Paid Aus$121,000 in January 2003 to the administrator for the costs to distribute the payment to the unsecured creditors;
- The first AUS$1,000,000 realized from either the successful outcome of the company's action against AMC or from sale of the remaining assets after Rothschild has realized Aus$5,200,000; and
- 25% of any net recovery from the AMC legal action in excess of Aus$1,000,000.

The administrator will pay the first Aus$5,200,000 that is recovered from the sale of the remaining assets in VAPL and Bounty to Rothschild. The company has no liability to Rothschild for any shortfall in the recovery of the Aus$5,200,000; and any surplus in excess of the Aus$5,200,000 will remain in the companies to be distributed as indicated above.

4 Financial instruments

The carrying values of cash and cash equivalents, appropriated and restricted cash, accounts receivable, other receivables, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments. The quoted market value of marketable securities at December 31, 2002 is approximately $2,487,000. The fair market value estimate of the company's investments as December 31, 2002 is $809,000 (2001 - $63,000).

(expressed in Canadian dollars; tables in thousands, except share capital information)

5 Joint venture

a) The company owns a 75% interest in Castle Mountain Venture (Castle Mountain) which owns the Castle Mountain Mine.

The company's interest in the joint venture is summarized as follows:

	2002	2001	2000
Cash and non-cash working capital	$ 1,012	$ 3,949	$ 11,072
Other long-term assets	9,879	6,615	-
Resource assets	2,217	6,087	12,720
Provision for reclamation	(9,285)	(10,938)	(6,878)
Net assets	$ 3,823	$ 5,713	$ 16,914
Sales	$ 21,088	$ 25,637	$ 39,867
Costs and expenses	(5,902)	(27,103)	(36,911)
Earnings (loss) before income taxes	$ 15,186	$ (1,466)	$ 2,956
Cash flows from (for):			
Operating activities	$ 19,910	$ 10,643	$ 10,315
Financing activities	-	-	(1,487)
Investing activities	(914)	(2,572)	(924)

b) MK Gold Company, the 25% participant in Castle Mountain, has made a claim of US$484,000 (company's portion - $363,000) against Castle Mountain which is in dispute.

6 Inventories

	2002	2001
Gold in process	$ 272	$ 2,108
Supplies	291	565
	$ 563	$ 2,673

During 2002, the company made a provision of $242,000 (2001 - $1,536,000, 2000 - $1,424,000) against supplies inventories for obsolescence and other factors related to the completion of mining at the Brewery Creek and Castle Mountain Mines.

(expressed in Canadian dollars; tables in thousands, except share capital information)

7 Appropriated and restricted cash

As at December 31, 2002, the company had appropriated cash of $9,838,000 (2001 - $6,573,000) in a voluntary sinking fund to fulfil reclamation obligations at the Castle Mountain Mine.

Restricted cash as at December 31, 2002 had $8,204,000 (2001 - $8,163,000) and pledged as security for licences and permits to fulfil reclamation obligations at the Brewery Creek Mine and $771,000 (2001 - $687,000) for deferred compensation of which $694,000 (2001 - $498,000) is included in current assets.

8 Resource assets

	2002			2001		
	Cost	Accumulated depreciation, depletion and writedowns	Net	Cost	Accumulated depreciation, depletion and writedowns	Net
Mines						
Castle Mountain	$ 106,994	$ (104,777)	$ 2,217	$ 135,005	$ (128,918)	$ 6,087
Brewery Creek Mine	87,839	(86,531)	1,308	88,243	(86,705)	1,538
	194,833	(191,308)	3,525	223,248	(215,623)	7,625
Development projects and other						
Gualcamayo	22,043	(16,788)	5,255	20,129	-	20,129
Paredones	-	-	-	12,514	(12,514)	-
Other	2,167	(2,019)	148	2,877	(2,722)	155
	24,210	(18,807)	5,403	35,520	(15,236)	20,284
	$ 219,043	$ (210,115)	$ 8,928	$ 258,768	$ (230,859)	$ 27,909

a) Mines

Castle Mountain Mine is subject to an annual payment of US$100,000 subject to an inflation adjustment and net smelter returns between 2% and 4%.

Brewery Creek Mine is subject to a US$10 to US$40 per ounce sliding gold price scale royalty on 21,516 ounces of gold and a 5% net profit royalty.

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) Development projects and other

i) Gualcamayo

In November, 2002, the company purchased the remaining 40% interest in the Gualcamayo property for US$1,000,000. During the year ended December 31, 2002, the company wrote down the property by $16,788,000 to its estimated realizable value of $5,255,000.

ii) Paredones

During the year ended December 31, 2000, the company wrote off its interest in Paredones in the amount of $2,379,000. In August, 2002, the company sold its interest in the Paredones property for $3,000,000 comprised of $1,000,000 in cash, $500,000 to be received on the first anniversary of the sale and 303,030 units of Vista Gold. Each unit is comprised of one common share and one warrant to purchase an additional share for $6.87. The gain on sale is recorded in gain on disposition of resource assets within note 12.

9 Provision for reclamation costs

As at December 31, 2002, the company had provided $15,785,000 (2001 - $22,152,000), of which $2,140,000 (2001 - $703,000) is considered current, for obligations related to the reclamation of the Brewery Creek and Castle Mountain mines. During the year ended December 31, 2002, the company has updated its closure plans and reduced the provision for reclamation costs by $4,119,000.

(expressed in Canadian dollars; tables in thousands, except share capital information)

10 Share capital

a) Authorized

200,000,000 common shares without par value
15,000,000 preferred shares without par value

b) Shares issued and outstanding

	2002		2001		2000	
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common shares						
Opening balance	82,942,345	$ 204,738	59,942,345	$ 201,538	59,907,345	$ 201,513
Settlement of corporate guarantees (note 3)	-	-	23,000,000	3,200	-	-
Issued for cash	16,000,000	2,424	-	-	-	-
Issued for expenses	-	-	-	-	35,000	25
Issued for stock options	667,500	102	-	-	-	-
Issued for preferred shares	3,500,000	6,100	-	-	-	-
Closing balance	103,109,845	213,364	82,942,345	204,738	59,942,345	201,538
Own shares acquired						
Opening/closing balance	(2,277,600)	(3,405)	(2,277,600)	(3,405)	(2,277,600)	(3,405)
	100,832,245	209,959	80,664,745	201,333	57,664,745	198,133
Preferred shares						
Opening balance	6,100,000	6,100	6,100,000	6,100	6,100,000	6,100
Conversion to common shares	(6,100,000)	(6,100)	-	-	-	-
Closing balance	-	-	6,100,000	6,100	6,100,000	6,100
Total share capital		$ 209,959		$ 207,433		$ 204,233

In March 2002, the company agreed to an early conversion of the outstanding preferred shares, which were convertible into a maximum of 4,066,667 common shares. In consideration of the early conversion, the number of shares issued was reduced to 3,500,000 and the payment of outstanding dividends to the conversion date was waived.

In June 2002, the company completed a private placement of 16 million units of Viceroy at a price of $0.1575 per unit. Each unit was comprised of one common share and one-half share purchase warrant with each whole warrant entitling the holder thereof to acquire one Viceroy common share at a price of $0.20 per share to June 13, 2004. The company received net proceeds of $2,424,000.

(expressed in Canadian dollars; tables in thousands, except share capital information)

As at December 31, 2002, 8,000,000 warrants are outstanding and have a remaining weighted average life of 1.5 years. Subsequent to year-end, 182,539 warrants were exercised.

c) Stock options outstanding

The company has a stock option plan under which the company may grant options to its directors and employees for up to 8,600,000 shares of common stock. The exercise price of each option is either equal to or higher than the market price of the company's stock on the day of grant. Options granted under the plan vest dependent upon share price performance and time criteria.

During the year ended December 31, 2002 and 2001, the change in stock options outstanding was as follows:

	2002			2001			2000		
	Number of shares		Weighted average share price	Number of shares		Weighted average share price	Number of shares		Weighted average share price
Opening balance	4,898,299	$	1.09	4,012,267	$	3.03	4,340,942	$	3.39
Granted	840,000		0.27	3,170,000		0.16	430,000		0.74
Forfeited	(169,998)		1.10	(1,966,848)		2.99	(365,460)		3.40
Exercised	(667,500)		0.15	-		-	-		-
Expired	(785,799)		4.14	(317,120)		4.56	(393,215)		4.24
Closing balance	4,115,002	$	0.49	4,898,299	$	1.09	4,012,267	$	3.03
Options exercisable at year-end	4,059,008	$	0.46	4,643,971	$	1.06	3,200,811	$	3.23

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options outstanding				Options exercisable		
Range of exercise prices	Options outstanding	Weighted average remaining contracted life (years)		Weighted average exercise price	Options Exercisable		Weighted average exercise price
$ 0.10 to 0.29	3,240,000	3.9	$	0.19	3,240,000	$	0.19
0.60 to 1.63	620,001	1.8		1.15	620,001		1.15
2.17 to 2.95	255,001	0.6		2.68	199,007		2.67
	4,115,002	3.4	$	0.49	4,059,008	$	0.46

(expressed in Canadian dollars; tables in thousands, except share capital information)

Effective January 1, 2002, the company adopted the new standard for stock-based compensation. For income statement purposes the company has elected to follow the intrinsic value based method of accounting for stock options. Under this method no compensation is recognized when options are granted pursuant to the plan. Consideration paid for shares on the exercise of the share options is credited to share capital. Had the company adopted the fair value method of accounting, the company would have recorded a compensation expense of $128,000. There would have been a negligible effect on both basic and fully diluted earnings per share. The average value of the stock options granted was estimated at $0.15 at the grant dates using the Black-Scholes option pricing model based on the following assumptions:

Risk-free interest rate	4.53%
Option life	5 years
Expected volatility	60%

11 Currency translation adjustment

This adjustment represents the net foreign currency translation adjustment (CTA) on the company's net investment in self-sustaining foreign operations. The unrealized gain or loss from changes in exchange rates makes up part of the change in balance sheet accounts with respect to their related cash inflows and outflows. Accordingly, these changes within the CTA result in amounts on the statements of cash flows that may differ from the actual movement noted in the reporting currency of particular balance sheet items.

	2002	2001
Opening balance	$ 7,036	$ 2,447
Unrealized loss from change in exchange rates	(111)	(39)
Realized loss from deconsolidation of investments in Australia (note 3(a))	-	4,628
Realized gain from decrease in net investments in the U.S.A.	(3,164)	-
Closing balance	$ 3,761	$ 7,036

(expressed in Canadian dollars; tables in thousands, except share capital information)

12 Writedowns, gains and adjustment to reclamation

During the year ended December 31, 2002, the company made the following writedowns, gains and adjustment to reclamation:

	2002	2001	2000
Writedown of marketable securities	$ -	$ -	$ (1,096)
Writedown of inventories	-	-	(4,797)
Writedown of investments	-	-	(4,156)
Writedown of resource assets	(16,788)	-	(9,583)
Decrease (increase) in reclamation provision	4,119	-	(6,847)
Writedown of deferred revenue	-	-	2,276
Gain on disposition of resource assets	3,258	715	526
Gain on reduction of investment in a foreign operation	3,164	-	-
	$ (6,247)	$ 715	$ (23,677)

13 Income taxes

a) Income tax expense (recovery) is as follows:

	2002	2001	2000
Canada	$ 532	$ (128)	$ 24
United States	1,575	(613)	(442)
	$ 2,107	$ (741)	$ (418)

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) The reconciliation of the statutory income tax rates to the effective tax rates on the earnings (loss) before income taxes is as follows:

	2002	2001	2000
Income taxes at statutory rates	$ 339	$ (16,004)	$ (20,269)
Increase (decrease) in taxes from:			
Non-deductible differences	(3,094)	(322)	1,153
Foreign withholding taxes	892	-	-
U.S. alternative minimum tax expense (recovery)	262	(78)	(442)
Difference in foreign tax rates	612	9	41
Benefits of timing differences not previously recognized	6,405	15,782	19,075
Recognition of prior year tax losses	(3,309)	-	-
Large corporations tax	-	(128)	24
	$ 2,107	$ (741)	$ (418)

c) The company has losses in various jurisdictions as set out below. No recognition has been given in these consolidated financial statements to the potential future benefits that may arise on utilization of tax losses.

i) Canada

The company had non-capital losses to reduce future taxable income in Canada of approximately $20,445,000. These losses expire between 2003 and 2009.

ii) United States

The company has estimated net operating losses available to reduce future regular tax in the United States aggregating US$4,789,000. These losses expire between 2006 and 2021.

d) The company has future tax deductions exceeding accounting deductions of $59,629,000 (2001 - $53,900,000). The realization of income benefits related to these future potential tax deductions is uncertain at this time and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

Viceroy Resource Corporation

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(expressed in Canadian dollars; tables in thousands, except share capital information)

14 Contingencies and commitments

a) Surety bond guarantees totalling US$2,340,000 have been provided by the Castle Mountain Mine to ensure compliance with reclamation and other environmental agreements.

b) Letter of credit totalling $8,060,000 (2001 - $8,060,000, 2000 - $8,060,000) have been provided to ensure compliance with a water-use licence at Brewery Creek, Yukon.

c) The company has commitments totalling $872,000 for operating leases over the next five years.

d) Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements including notes 3(b) and 5(b).

15 Segmented information

a) The company's reportable operating segments are as follows:

							2002
	Sales	Depreciation and depletion	Interest expense	Write-downs	Incon expens	Net profit (loss)	Total assets
Brewery Creek Mine	$ 617	$ -	$ 19	$ -	$ 4	$ 2,196	$ 9,994
Castle Mountain Mine (75%)	21,088	788	-	-	1,575	13,390	13,508
Exploration operations	-	-	-	16,788	-	(17,110)	5,255
Other	-	-	17	-	528	2,381	21,587
	$ 21,705	$ 788	$ 36	$ 16,788	$ 2,107	$ 857	$ 50,344

							2001
	Sales	Depreciation and depletion	Interest expense	Write-downs	Incon recover	Net profit (loss)	Total assets
Brewery Creek Mine	$ 10,781	$ 3,253	$ 213	$ -	$ (125)	$ 820	$ 11,040
Bounty Mine	15,628	1,613	464	33,734	-	(40,461)	-
Castle Mountain Mine (75%)	25,637	4,875	-	-	(613)	(1,326)	16,082
Exploration operations	-	-	-	-	-	(950)	20,129
Other	-	-	29	-	(3)	6,045	8,553
	$ 52,046	$ 9,741	$ 706	$ 33,734	$ (741)	$ (35,872)	$ 55,804

(expressed in Canadian dollars; tables in thousands, except share capital information)

							2000
	Sales	**Depreciation and depletion**	**Interest expense**	**Write-downs**	**Incon recover**	**Net profit (loss)**	**Total assets**
Brewery Creek Mine	$ 24,552	$ 12,457	$ 371	$ 12,904	$ (40)	$ (29,184)	$ 19,281
Bounty Mine	49,800	7,430	1,046	883	-	(7,215)	43,777
Castle Mountain Mine (75%)	39,878	5,487	97	-	(378)	4,425	30,043
Exploration operations	-	-	-	5,164	-	(5,164)	19,325
Other	-	-	36	5,252	-	(7,904)	7,997
	$ 114,230	$ 25,374	$ 1,550	$ 24,203	$ (418)	$ (45,042)	$ 120,423

b) The company operates in the following geographic areas:

	2002		**2001**		**2000**	
	Sales	**Resource assets**	**Sales**	**Resource assets**	**Sales**	**Resource assets**
Australia	$ -	$ -	$ 15,628	$ -	$ 49,800	$ 38,173
Canada	617	1,455	10,781	1,693	24,552	7,761
United States	21,088	2,218	25,637	6,087	39,878	12,722
Argentina	-	5,255	-	20,129	-	19,104
	$ 21,705	$ 8,928	$ 52,046	$ 27,909	$ 114,230	$ 77,760

16 Supplemental cash flow information

a) Interest and income taxes paid (recovered) were:

	2002	2001	2000
Interest	$ 39	$ 666	$ 724
Income taxes	2,702	(364)	(378)

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) During the years ended December 31, 2002, 2001 and 2000, the company conducted non-cash activities as follows:

	2002	2001	2000
Operating activities			
Expenses settled with issue of shares	$ -	$ -	$ (25)
Settlement of Corporate Guarantees (note 3(b))	-	(13,053)	-
Gain on disposal of resource assets	(1,500)	-	-
Financing activities			
Shares issued for Corporate Guarantees (note 3(b))	-	3,200	-
Shares issued for expenses	-	-	25
Investing activities			
Investments relinquished for Corporate Guarantees (note 3(b))	-	9,853	-
Investments acquired on the disposal of an exploration property	1,500	-	-

17 Subsequent events

a) On February 4, 2003 the company has provided a bridge loan of US$2,702,000 due February 4, 2004.

b) On March 4, 2003, the company entered into a letter agreement (Letter Agreement) providing for a reorganization of Viceroy, Quest Investment Corporation (Quest), Arapaho Capital Corp. (Arapaho) and Avatar Petroleum Inc. (Avatar) by way of a statutory plan of arrangement (the Arrangement).

Viceroy will acquire all of the shares of each of Avatar, Quest Management Corp. (Quest Management) (which is a wholly owned subsidiary of Arapaho) and Quest, by way of three separate share exchanges, in exchange for shares of Viceroy. Avatar and Quest will be wound-up into Viceroy and Viceroy will change its name to "Quest Capital Corp."

Viceroy will alter its share capital to provide for subordinate voting (one vote per share) common shares (Class A Shares) and variable multiple voting (between one and five votes per share) common shares (Class B Shares). The Class B shares will initially carry one vote per share. Viceroy will also consolidate its shares on a one new for three old basis.

As part of the Arrangement and prior to the above merger, Viceroy will distribute to its pre-merger shareholders 70-85% of the shares in two subsidiary companies which will hold, upon completion of two separate shares exchanges, mineral assets in Argentina and Canada, respectively. Shareholders, who would be entitled to receive less than one board lot of shares pursuant to the Arrangement, will receive a cash payment unless they elect to receive shares.

Closing of the Arrangement is conditional upon, among other things, the Companies entering into a definitive form of Arrangement agreement, receiving final valuations and fairness opinions, and receipt of all regulatory and shareholder approvals.

Viceroy has announced that (subject to regulatory acceptance) it has entered into a non-brokered private placement that will provide financing of up to $10,000,000 for Viceroy immediately upon completion of the Arrangement by way of units (Units). The Units will be issued at a price of $0.40 per Unit (pre-consolidation) comprised of one Viceroy Class A share and one common share purchase warrant (the Warrant) to purchase one Viceroy Class A share exercisable for five years after the date of issue at an exercise price of $0.50 per share (pre-consolidation), subject to a reduction in the exercise period to 20 business days if the closing price of Viceroy shares trade on the Toronto Stock Exchange for a period of 20 consecutive trading days commencing after December 31, 2003, at or above $0.75 per share (pre-consolidation).

c) Other subsequent events are disclosed elsewhere in these consolidated financial statements including notes 3, and 10(b)

SCHEDULE “D”

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Consolidated Financial Statements

December 31, 2002

(expressed in thousands of Canadian dollars)



PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Quest Investment Corporation

We have audited the consolidated balance sheet of Quest Investment Corporation (formerly Bradstone Equity Partners Inc.) as at December 31, 2002 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at December 31, 2001 and for the two years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 12, 2002.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada
March 14, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Quest Investment Corporation
(formerly Bradstone Equity Partners, Inc.)
Consolidated Balance Sheet
As at December 31, 2002

(expressed in thousands of Canadian dollars)

	2002 $	2001 $
Assets		
Current assets		
Cash and cash equivalents	1,792	77
Accounts receivable and other	283	-
Marketable securities (note 5)	3,781	6,823
Current portion of bridge loans receivable (note 4)	12,243	-
	18,099	6,900
Investments (note 5)	3,283	-
Bridge loans receivable (note 4)	4,808	1,248
	26,190	8,148
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	294	218
Deferred revenue	484	-
	778	218
Shareholders' Equity		
Capital stock (note 6)	27,373	18,544
Contributed surplus (note 6)	84	617
Deficit	(2,045)	(11,231)
	25,412	7,930
	26,190	8,148

Commitments and contingencies (note 8)

Subsequent events (note 11)

Approved on behalf of the Board

"Brian Bayley" Director "Murray Sinclair" Director

The accompanying notes are an integral part of these consolidated financial statements.

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)
Consolidated Statement of Operations and Deficit
For the year ended December 31, 2002

(expressed in thousands of Canadian dollars, except per share amounts and number of shares)

	2002 $	2001 $	2000 $
Revenues			
Interest and related fees (note 7)	1,657	141	442
Other	20	(55)	(610)
	1,677	86	(168)
Expenses			
Accounting and legal	543	125	28
General and administrative	385	136	161
Management fee (note 7)	257	247	258
Officer, director and employee compensation (note 7)	400	217	103
Writedown of investments (note 7)	3,160	6,508	-
	4,745	7,233	550
Loss before other items	(3,068)	(7,147)	(718)
Other			
Gain (loss) on disposal of securities (note 7)	371	(94)	(228)
Foreign exchange gain	188	63	56
	559	(31)	(172)
Loss for the year	(2,509)	(7,178)	(890)
Deficit - Beginning of year	(11,231)	(4,053)	(3,163)
Reduction of stated capital (note 6)	11,695	-	-
Deficit - End of year	(2,045)	(11,231)	(4,053)
Loss per share - basic and diluted	(0.14)	(0.88)	(0.11)
Weighted average shares outstanding	18,355,463	8,177,456	8,191,456

The accompanying notes are an integral part of these consolidated financial statements.

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)
Consolidated Statement of Cash Flows
For the year ended December 31, 2002

(expressed in thousands of Canadian dollars)

	2002 $	2001 $	2000 $
Cash flows provided by (used in) from operating activities			
Loss for the year	(2,509)	(7,178)	(890)
Items not affecting cash			
Writedown of investments	3,160	6,508	-
(Gain) loss on sale of investments	(371)	94	228
Foreign exchange and other	(173)	(11)	554
Accrued interest on loans	(30)	(129)	(377)
	77	(716)	(485)
Changes in non-cash balances relating to operations			
Accounts receivable and other	(129)	2	27
Accounts payable and accrued liabilities	(25)	192	10
Deferred revenue	484	-	-
	330	194	37
	407	(522)	(448)
Cash flows from investing activities			
Purchase of securities	(2,623)	(74)	(1,127)
Proceeds on sale of securities	9,133	1,318	771
Advances on bridge loans	(18,122)	(867)	(144)
Proceeds from repayment of bridge loans	2,173	240	118
Additions to investments - other	(7)	-	-
Proceeds on sale of investments - other	176	-	-
Restricted cash	3,661	-	-
Cash acquired from arrangement (note 3)	5,835	-	-
	226	617	(382)
Cash flows from financing activities			
Issuance of common shares	165	-	-
Repurchase of common shares	-	-	(38)
Share issuance costs	(428)	-	-
Notes payable	1,345	-	820
	1,082	-	782
Increase (decrease) in cash and cash equivalents	1,715	95	(48)
Cash and cash equivalents - Beginning of year	77	(18)	30
Cash and cash equivalents - End of year	1,792	77	(18)
Supplementary cash flow information			
Cash paid for interest and income taxes	-	-	-
Cash received for interest	1,538	-	-
Non-cash financing and investing activities			
Issue of shares pursuant to arrangement	20,255	-	-
Reduction of stated capital against deficit	11,695	-	-
Shares received as bridge loan bonuses	360	-	-
Equity investments received as extinguishment of loans receivable and accrued interest	-	882	4,367
Equity investments transferred as extinguishment of notes payable and accrued interest	-	840	-

The accompanying notes are an integral part of these consolidated financial statements.

(figures in tables are expressed in thousands of Canadian dollars)

1 Nature of operations

The Company is a merchant banking organization that focuses on providing financial services, specifically bridge loans, to small and mid-cap companies in North America. The Company supplements the bridge loan business by making income generating investments and equity investments in emerging companies.

On July 4, 2002, Bradstone Equity Partners, Inc. (Bradstone), Peruvian Gold Limited (Peruvian), Glenex Industries Inc. (Glenex) and Stockscape.com Technologies Inc. (Stockscape), amalgamated pursuant to a plan of arrangement, and the resulting corporation is called Quest Investment Corporation (the Company). Details of the plan of arrangement are fully described in note 3.

2 Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries. The accounts of the Company's subsidiaries are included from the date of acquisition. All intercompany balances and transactions have been eliminated. Significant differences between Canadian and US generally accepted accounting principles, as they relate to these financial statements, are described in note 10.

b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of these and other assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates.

c) Cash equivalents

Cash equivalents include short-term deposits, which are all highly marketable securities with a maturity of three months or less when acquired. Short-term deposits are valued at cost.

d) Investments and marketable securities

Marketable securities are recorded at the lower of cost and net realizable value. Investments are recorded at cost and are written down to estimated net realizable value if there is an other than temporary decline in value. The net realizable value of equity investments which are publicly traded is based on the quoted market price at the balance sheet date. The determination of net realizable value of equity investments that are not publicly traded is dependent upon management's assessment of whether a provision for impairment in value is required.

(figures in tables are expressed in thousands of Canadian dollars)

e) Bridge loans receivable

Bridge loans are recorded on an aggregated basis at the lower of cost and estimated net realizable value. The determination of net realizable value of loans receivable that are not publicly traded is dependent upon management's assessment of whether a provision for impairment in value is required. Cost includes current and capitalized interest outstanding.

Interest income is recorded on the accrual basis. Accrued but uncollected interest is reversed whenever loans are placed on a non-accrual basis. The Company classifies a loan as non-accrual when, in the opinion of management, there is significant doubt as to collectibility, either in whole or in part, of principal or interest. Loans where interest is contractually past due 180 days are automatically placed on a non-accrual basis unless management determines that they are both well secured and in the process of collection. Thereafter, interest income is recognized on a cash basis only after specific provisions or partial write-offs have been recovered and provided there is no further doubt to the collectibility of principal.

Loan administration fees are deferred when received and taken into income over the term of the loan.

f) Share issue costs

The costs of issuing common shares are applied to reduce the stated value of such shares.

g) Stock based compensation

The Company has adopted the new Canadian standard for accounting for stock-based compensation. As permitted by the standard, the Company has elected not to follow the fair value method of accounting for stock options granted. Under this method, no compensation expense is recognized when the options are granted pursuant to the plan.

h) Foreign currency

Monetary assets and liabilities denominated in United States dollars are translated at year-end exchange rates. Revenues and expenses are translated at the transaction date exchange rate. Foreign currency gains and losses are included in income.

i) Income taxes

The Company follows the asset and liability method for accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax base (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(figures in tables are expressed in thousands of Canadian dollars)

j) Fair value of financial instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company's financial instruments consist of cash and short-term deposits, funds held in trust, accounts receivable, loans receivable, accounts payable and accruals. The fair value of financial instruments is estimated to be not materially different from the carrying value.

k) Loss per share

Loss per common share has been calculated using the weighted average number of common shares outstanding during the year. Effective January 1, 2001, the Company adopted the treasury method of calculating diluted earnings (loss) per share as recommended by the Canadian Institute of Chartered Accountants. No adjustments were required to diluted per share amounts during prior periods as a result of the adoption of this standard.

3 Business combination

On July 4, 2002, Bradstone Equity Partners, Inc. (Bradstone), Peruvian Gold Limited (Peruvian), Glenex Industries Inc. (Glenex) and Stockscape.com Technologies Inc. (Stockscape), pursuant to a plan of arrangement (the Arrangement), amalgamated and the resulting corporation is called Quest Investment Corporation (Quest). Under the terms of the Arrangement, shareholders received Quest Class A subordinate voting (one vote per share) common shares (Quest Class A shares) on the basis of: (1) Quest Class A share for every 1.7156 common share of Peruvian, 2.2680 common shares of Glenex or 4.1387 common shares of Stockscape. In addition, outstanding options and warrants in Peruvian, Glenex and Stockscape were converted at the same ratio, resulting in 595,872 options and 96,649 warrants being issued by the Company.

These acquisitions have been accounted for using the purchase method of accounting (with Bradstone identified as the acquirer) and results of operations have been consolidated since the date of acquisition. The following is a breakdown of the net assets acquired:

	Peruvian $	Glenex $	Stockscape $	Total $
Net assets acquired				
Cash	1,626	3,062	1,147	5,835
Restricted cash	3,661	-	-	3,661
Accounts receivable	14	129	11	154
Investments	2,137	300	6,144	8,581
Other assets	1,945	179	-	2,124
Accounts payable	-	(68)	(32)	(100)
Acquisition cost	9,383	3,602	7,270	20,255

(figures in tables are expressed in thousands of Canadian dollars)

	$
Consideration	
Issuance of 20,254,613 Class A subordinate voting shares	20,095
Issuance of options exercisable into 595,872 Class A subordinate voting shares	155
Issuance of warrants exercisable into 96,649 Class A subordinate voting shares	5
	20,255

4 Bridge loans receivable

Bridge loans and promissory notes bear interest at various rates and are collateralized and\or supported by guarantees. All amounts are payable on terms of up to 18 months. As at December 31, 2002, bridge loans receivable are denominated in the currencies of both Canada and United States. Of the total, $12,166,701 (US$7,712,158) is denominated in United States dollars and the remaining of $4,884,669 is denominated in Canadian dollars. There were no loan write-offs or impairments in 2002 (2001 - $nil).

Loans receivable are comprised of:

	2002 $	2001 $
Bridge loans and promissory notes (note 7)	17,051	1,248
Less: Current portion	12,243	-
	4,808	1,248

5 Investments and marketable securities

Investments comprise:

	2002 $	2001 $
Publicly traded companies - quoted market value $10,034	3,283	-

(figures in tables are expressed in thousands of Canadian dollars)

Marketable securities comprise:

	2002 $	2001 $
Publicly traded companies - quoted market value $3,433,000 (note 7)	3,171	4,529
Private companies	-	2,294
Other	610	-
	3,781	6,823

6 Capital stock

a) Authorized

100,000,000 Class A Subordinate voting shares
100,000,000 Class B Multiple voting shares (5 votes per share)
100,000,000 First preferred shares
100,000,000 Second preferred shares

b) Issued and outstanding

	Number of shares	Amount $
Class A subordinate voting shares		
Balance - December 31, 2001 and 2000	4,109,690	9,319
Issued for cash on exercise of stock options	227,649	240
Issued pursuant to arrangement (note 3)	20,254,613	20,095
Less: share issuance costs	-	(428)
Reduction of stated capital against deficit	-	(5,566)
Balance - December 31, 2002	24,591,952	23,660
Class B multiple voting shares		
Balance - December 31, 2001 and 2000	4,067,766	9,225
Reduction of stated capital against deficit	-	(5,512)
Balance - December 31, 2002	4,067,766	3,713
Balance - December 31, 2002	28,659,718	27,373

Quest Investment Corporation
(formerly Bradstone Equity Partners, Inc.)
Notes to Consolidated Financial Statements
December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

As a result of the Arrangement described in note 3, the Company has recorded a reduction in its stated capital of $11,695,000 which was an amount equal to it's deficit as of June 30, 2002. Accordingly, the stated value of the Class A subordinate voting shares, the Class B multiple voting shares and contributed surplus has been reduced by $5,566,000, $5,512,000 and $617,000, respectively.

c) Contributed surplus

	Stated value $
Balance December 31, 2001 and 2000	617
Add: Fair value of stock options and warrants issued pursuant to arrangement (note 3)	160
Deduct:	
Fair value of stock options exercised	(76)
Reduction of stated capital	(617)
Balance - December 31, 2002	84

d) *Stock options*

	Number of stock options	Weighted average exercise price per share $
Class A subordinate voting shares		
Outstanding - December 31, 2001 and 2000	250,000	1.41
Issued pursuant to arrangement (note 3)	595,872	1.00
Exercised	(227,649)	0.72
Granted	-	-
Cancelled	(385,069)	1.58
Outstanding - December 31, 2002	233,154	0.77

Stock options outstanding are all exercisable, expire on April 12, 2004 and have a weighted average life remaining of 1.28 years.

(figures in tables are expressed in thousands of Canadian dollars)

e) Warrants

	Number of warrants	Weighted average exercise price per share $
Class A subordinate voting shares		
Outstanding - December 31, 2001 and 2000	-	-
Issued pursuant to arrangement (note 3)	96,649	2.07
Outstanding - December 31, 2002	96,649	2.07

Warrants outstanding expire on June 30, 2003 and have a weighted average life remaining of 0.5 years.

7 Related party transactions

a) Prior to the Arrangement, Stockscape and Glenex had entered into Services Agreement with Quest Management Corp. (QMC), a company related by virtue of certain officers and directors in common. Under these agreements, Stockscape and Glenex agreed to pay QMC a fee aggregating $8,500 per month plus expenses for office space, supplies, and accounting services. During the year ended December 31, 2002, $51,000 (2001 - $nil) was charged by QMC.

b) Prior to the Arrangement, Peruvian had provided a US$2.4 million guarantee to a financial institution for an outstanding loan of A&E Capital Funding Inc. (A&E), a company related by virtue of certain officers and directors in common. During the current year, the Company completed a loan to A&E, thus eliminating the guarantee provided by Peruvian.

c) Prior to the Arrangement, the Company was paying A&E a management fee equal to 1.5% of assets under administration less certain recoverable amounts. For the year ended December 31, 2002, the Company paid A&E fees of $257,000 (2001 - $247,000). The Company terminated this agreement effective June 30, 2002 and paid A&E a termination fee of $179,000.

d) Bridge loans and promissory notes includes $4,808,000 (2001 - $1,248,000) in amounts due from related parties by virtue of certain officers and directors in common. During the year ended December 31, 2002, the Company received $231,000 (2001 - $124,000) in interest and fees from related parties by virtue of certain officers and directors in common.

(figures in tables are expressed in thousands of Canadian dollars)

e) Shares in publicly traded companies includes $2,466,000 (2001 - $4,318,000) of shares held in companies related by virtue of certain officers and directors in common. During the year ended December 31, 2002, the Company recorded a gain on disposal of securities of $644,000 (2001 - $nil) from related parties by virtue of certain officers and directors in common. Included in writedown of investments during the current year of $870,000 ((2001 - $2,357,000) in a Company related by virtue of certain officers and directors in common.

f) Officer, director and employee compensation expense includes $136,000 (2001 - $103,000) in consulting fees paid to three (2001 - two) directors of the Company for the year ended December 31, 2002.

8 Commitments and contingencies

a) On March 22, 2002, the Company and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to income in the period(s) in which they are finally determined.

b) Prior to the Arrangement, Glenex had entered into an office rental lease. During 2003 and 2004, the Company has future minimum lease payments of $270,623 and $67,656, respectively. These office facilities have been sub-leased for an amount equal to the above payments.

c) Prior to the Arrangement, Glenex's former President and Chief Executive Officer was involved in a motor vehicle incident while operating a vehicle owned by Glenex. A personal injury claim has been made seeking $1.5 million in damages, against Glenex and its former President and Chief Executive Officer, jointly and severally. At the time of the accident, Glenex had a $1 million third party liability insurance policy in effect. Both liability and quantum of damages are disputed by Glenex.

(figures in tables are expressed in thousands of Canadian dollars)

9 Income taxes

a) Future income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities are as follows:

	2002 $	2001 $
Future income tax assets		
Non-capital loss carry-forwards	976	4,727
Capital loss carry-forwards	3,053	3,376
Unrealized losses on investments	3,170	1,654
Intangible and sundry assets	215	45
	7,414	9,802

Management believes that the realization of future income tax assets is uncertain at this time and cannot be viewed as being more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes.

b) Tax rate reconciliation

A reconciliation between the Company's statutory and effective tax rates us as follows:

	2002 $	2001 $	2000 $
Tax rate	36.92%	44.62%	45.62%
Loss for the year	(2,509)	(7,178)	(890)
Provision for income taxes based on statutory Canadian Combined federal and provincial income tax rates	(994)	(3,203)	(406)
Accounting charges having no tax basis	(79)	9	70
Losses for which an income tax benefit has not been recognized	1,073	3,194	336
	(2,509)	(7,178)	(890)

(figures in tables are expressed in thousands of Canadian dollars)

c) **Tax carry-forwards**

The Company has non-capital losses of approximately $2,595,000 for income tax purposes which may be carried forward and used to reduce taxable income in future years. The right to claim the non-capital losses expires as follows:

	$
2003	37,000
2004	1,083,000
2005	378,000
2006	117,000
2007	523,000
2008	457,000
	2,595,000

10 United States accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States of America. Material measurement differences to these consolidated financial statements are as follows:

a) **Reduction of stated capital**

At the Company's Extraordinary General Meeting, shareholders approved a reduction of stated capital. This practice is allowed under Canadian GAAP. Under United States GAAP, companies are not allowed to record a reduction of stated capital in these circumstances. This GAAP difference has no net impact on total shareholders' equity reported.

b) **Unrealized holding gains (losses)**

Under U.S. GAAP, securities are classified as trading securities or available-for-sale securities depending upon the company's intentions. Unrealized holding gains and losses for trading securities are included in earnings (the adjustment to income in 2002 would be an increase of $1,534,000 (2001 - $2,449,000, 2000 - $3,722,000 decrease)). Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized. The adjustment in 2002 is an addition of $6,751,000 (2001 - $nil, 2000 - $nil).

(figures in tables are expressed in thousands of Canadian dollars)

c) **Stock-based compensation**

For U.S. GAAP purposes, the Company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, since options are granted at exercise prices that are at or above the quoted market value of the Company's common shares at the date of grant, there is no compensation cost to be recognized by the Company. As such, for the period ended December 31, 2002, there are no differences in accounting for stock options.

d) **Reconciliation of to U.S. GAAP**

The application of the above described U.S. GAAP would have the following effect on loss, loss per share, marketable securities and total shareholders' equity for U.S. GAAP:

	2002 $	2001 $	2000 $
i) **Loss**			
As reported in accordance with Canadian GAAP	(2,509)	(7,178)	(890)
Adjustment for unrealized gain (loss) on trading securities	1,534	2,449	(3,722)
Net loss under U.S. GAAP	(975)	(4,729)	(4,612)
Other comprehensive income			
Adjustment for unrealized holding gains	6,751	-	-
Comprehensive loss	5,776	(4,729)	(4,612)
ii) **Profit (loss) per share under U.S. GAAP**	0.05	(0.58)	(0.56)
iii) **Marketable securities**			
Under Canadian GAAP	7,064	6,823	15,990
Adjusted for fair market value (note 10(b))	7,012	(1,273)	(3,722)
Under U.S. GAAP	14,076	5,550	12,268

Quest Investment Corporation
(formerly Bradstone Equity Partners, Inc.)
Notes to Consolidated Financial Statements
December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

	2002 $	2001 $	2000 $
iv) Total shareholders' equity			
Capital stock			
Under Canadian GAAP	27,373	18,544	18,561
Adjusted for reduction in stated capital (note 10(a))	11,078	-	-
Under U.S. GAAP	38,451	18,544	18,561
Contributed surplus			
Under Canadian GAAP	84	617	600
Adjusted for reduction in stated capital (note 10(a))	617	-	-
Under U.S. GAAP	701	617	600
Deficit			
Under Canadian GAAP	(2,045)	(11,231)	(4,053)
Adjusted for fair market value and reduction in stated capital (notes 10(a) and 10(b))	(10,161)	2,449	(3,722)
Under US GAAP	(12,206)	(8,782)	(7,775)
Valuation account	6,751	-	-
Total shareholders equity under U.S. GAAP	33,697	10,379	11,386

e) Impact of Recently Issued Accounting Standards

Impairment of Long-Lived Assets

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, "Impairment of Long-Lived Assets." This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

(figures in tables are expressed in thousands of Canadian dollars)

Accounting for Costs Associated with Exit or Disposal Activities

The FASB has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect that the implementation of this new standard will have a material impact on consolidated financial position or results of operations.

FIN 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees

The FASB has issued Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107," (FIN 45). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The impact of adopting FIN 45, on January 1, 2003, is not anticipated to be material.

AcG 14 - Disclosure of Guarantees

The CICA has issued Accounting Guideline 14, "Disclosure of Guarantees", (AcG 14) which is effective for periods beginning on or after January 1, 2003. AcG 14 requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Company expects to adopt this Guideline in the first quarter of 2003.

FAS 148 - Accounting for Stock Based Compensation

The FASB has issued Financial Accounting Series No. 148, "Accounting for stock based compensation - Transition and Disclosure - an amendment to FAS 123". FAS 148 provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial statements.

11 Subsequent events

On March 4, 2003, Viceroy Resource Corporation (Viceroy), Arapaho Capital Corp. (Arapaho), Avatar Petroleum Inc. (Avatar) and the Company entered into a letter agreement (Letter Agreement) providing for a reorganization of Viceroy, Arapaho, Avatar and the Company by way of statutory plan of arrangement (the Viceroy Arrangement) under the Company Act (British Columbia).

(figures in tables are expressed in thousands of Canadian dollars)

Viceroy will acquire all of the shares of each of Avatar, Quest Management Corp. (Quest Management) (which is a wholly owned subsidiary of Arapaho), and the Company, in that order by way of three separate share exchanges, in exchange for shares (post-consolidation) of Viceroy. Avatar and the Company will be wound-up into Viceroy, and Viceroy will change its name to "Quest Capital Corp."

Viceroy will alter its share capital to provide for subordinate voting (one vote per share) common shares (Class A Shares) and variable multiple voting (between one and five votes per share) common shares (Class B Shares). The Class B Shares will initially carry one vote per share. Viceroy will also consolidate its shares on a one new for three old basis.

Closing of the Viceroy Arrangement is conditional upon, among other things, the Companies entering into a definitive form of arrangement agreement, receiving final valuations and fairness opinions, receipt of all regulatory and shareholder approvals.

SCHEDULE "E"

Avatar Petroleum Inc.

Consolidated Financial Statements
December 31, 2002 and 2001 and October 31, 2000

March 28, 2003

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared on a consistent basis by management in accordance with accounting principles generally accepted in Canada, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

"Murray Sinclair"

Murray Sinclair
President

"Jonathan McCullough"

Jonathan McCullough
Director



PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders and Directors of
Avatar Petroleum Inc.

We have audited the consolidated balance sheets of **Avatar Petroleum Inc.** as at December 31, 2002 and 2001 and the consolidated statements of operations and cash flows for the periods ended December 31, 2002 and 2001 and October 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the periods ended December 31, 2002 and 2001 and October 31, 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, British Columbia
March 28, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Avatar Petroleum Inc.

Consolidated Balance Sheets

As at December 31, 2002 and 2001 and October 31, 2000

	2002 $	2001 $
Assets		
Current assets		
Cash and cash equivalents	6,148,418	1,466
Accounts receivable (note 5)	25,852	15,924
Prepaid expenses	4,000	8,709
Due from related parties (note 10)	4,135	-
VAT receivable	-	1,195,736
	6,182,405	1,221,835
Oil concessions (note 5)	-	9,512,193
	6,182,405	10,734,028
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	59,861	10,662,008
Due to related parties (note 10)	-	590,930
Convertible debentures (note 6)	-	496,565
	59,861	11,749,503
Shareholders' Equity		
Capital stock (note 7)		
Issued		
20,367,011 (2001 - 12,580,843) common shares	8,123,101	5,910,674
Share commitments (note 6)	-	47,882
Equity portion of convertible debentures (note 6)	-	60,000
Contributed surplus	60,000	-
Cumulative translation adjustment	-	(30,298)
Deficit	(2,060,557)	(7,003,733)
	6,122,544	(1,015,475)
	6,182,405	10,734,028

Nature of operations (note 1)

Subsequent events (notes 1 and 13)

Discontinued operations (note 3)

Approved by the Board of Directors

"Murray Sinclair" Director   "Jonathan McCullough" Director

Avatar Petroleum Inc.
Consolidated Statements of Operations

	Year ended December 31, 2002	Period from November 1, 2000 to December 31, 2001	Year ended October 31, 2000
Revenue			
Oil	-	4,171,138	1,123,442
Expenses			
Operating expense - oil and gas	664,905	5,969,425	781,514
Audit and legal	163,968	347,379	58,152
Depletion and depreciation	145,224	585,921	196,631
General and administration - oil and gas	79,752	123,731	248,591
Office and miscellaneous - head office	71,997	109,565	19,176
Interest and bank charges	70,985	125,714	2,462
Stock exchange and transfer agent	37,756	13,649	15,473
Management fees (note 10(a))	25,000	5,000	30,000
Travel and other	18,744	14,669	761
Investor relations	-	232,777	-
Bonus	-	47,770	201,629
	1,278,331	7,575,600	1,554,389
	(1,278,331)	(3,404,462)	(430,947)
Interest income	52,199	5,973	18,879
Gain on sale of Grantmining (note 4)	6,304,446	-	-
Foreign exchange (loss) gain	(135,138)	181,398	(5,941)
Earnings (loss) before discontinued operations	4,943,176	(3,217,091)	(418,009)
Loss from discontinued operations (note 3)	-	(168,573)	(2,567,196)
Net earnings (loss) for the year	4,943,176	(3,385,664)	(2,985,205)
Deficit - Beginning of year	(7,003,733)	(3,618,069)	(632,864)
Deficit - End of year	(2,060,557)	(7,003,733)	(3,618,069)
Basic and diluted earnings (loss) per common share before discontinued operations (note 7)	0.37	(0.26)	(0.05)
Basic and diluted earnings (loss) per common share after discontinued operations (note 7)	0.37	(0.27)	(0.31)
Weighted average number of common shares outstanding			
Basic	13,230,906	12,540,546	9,164,582
Diluted	13,482,294	12,540,546	9,164,582

Avatar Petroleum Inc.

Consolidated Statements of Cash Flows

	Year ended December 31, 2002	Period from November 1, 2000 to December 31, 2001	Year ended October 31, 2000
Cash flows from operating activities			
Net earnings (loss) for the year	4,943,176	(3,385,664)	(2,985,205)
Items not affecting cash			
Gain on sale of Grantmining	(6,304,446)	-	-
Depletion and depreciation	145,224	585,921	196,631
Deferred foreign exchange loss (gain)	30,298	(35,096)	4,798
Interest	5,918	88,338	-
	(1,179,830)	(2,746,501)	(2,783,776)
Changes in non-cash working capital items			
Accounts receivable	(9,928)	974,606	(972,442)
Prepaid expenses	(56,450)	1,952	(8,271)
VAT receivable	(220,616)	(1,091,192)	(104,544)
Due to related parties	(595,065)	560,930	-
Accounts payable and accrued liabilities	1,951,977	8,876,219	1,631,473
Discontinued operations	-	10	2,387,542
	(109,912)	6,576,024	149,982
Cash flows from investing activities			
Oil concessions	(223,886)	(7,119,851)	(2,694,392)
Net cash received on disposition of subsidiary	5,158,409	-	(149,479)
Net cash disposed of	(339,721)	-	(124,997)
	4,594,802	(7,119,851)	(2,968,868)
Cash flows from financing activities			
Convertible debentures	(496,565)	440,000	-
Issuance of shares for cash	2,206,509	32,046	2,328,184
Share subscriptions	(47,882)	-	-
Equity portion of convertible debentures	-	60,000	-
	1,662,062	532,046	2,328,184
Increase (decrease) in cash and cash equivalents	6,146,952	(11,781)	(490,702)
Cash and cash equivalents - Beginning of year	1,466	13,247	503,949
Cash and cash equivalents - End of year	6,148,418	1,466	13,247

Supplemental cash flow information (note 11)

1 Nature of operations

During the year ended October 31, 2000, the company acquired an interest in a producing oilfield and decided to concentrate its efforts on petroleum acquisition and exploitation of properties in South America, with special focus on Ecuador, and abandon or sell all of its mineral properties (note 3).

During the year ended December 31, 2002, the company sold its interest in its producing oilfield.

On March 4, 2003, Viceroy Resource Corporation (Viceroy), Arapaho Capital Corp. (Arapaho), Quest Investment Corp. (Quest) and the company entered into a letter agreement providing for a reorganization of Viceroy, Arapaho, Quest and the company. Viceroy will acquire all of the shares of the company. See note 13 for further details.

The amounts shown as oil concessions represent net costs to date and do not necessary represent present or future values.

2 Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiary, Saxon Resources Corp. (BVI). Grantmining S.A. was sold during the year ended December 31, 2002 (note 4).

Oil and gas interests

The company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centres. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, and technical consulting costs directly related to exploration and development activities.

When the value of the property is considered to be impaired, the amount of the impairment is added to depletion. The capitalized costs less accumulated amortization in each cost centre from which there is production are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date).

Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment is calculated using the unit of production method based upon estimated proven petroleum reserves excluding base curve deliveries.

Future site restoration costs

Estimated future removal and site restoration costs are provided for on the unit-of-production method. Costs are based on estimates in accordance with current legislation and industry practices. Actual removal and site restoration expenditures are charged to the accumulated provision account as incurred.

Joint operations

Substantially all oil and gas exploration activities are conducted jointly with others and these consolidated financial statements reflect the company's proportionate interest in such activities.

Foreign currency translation

The company's foreign subsidiary, Saxon Resources Corp. (BVI) is considered an integrated operation and is translated using the temporal method. Under this method, monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange, and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates. Gains and losses on translation are included in income.

Earnings (loss) per share

Earnings (loss) per share are presented for basic and diluted net earnings (loss). Basic earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The computation of diluted earnings per share includes the same numerator but the denominator is increased to include the number of additional common shares that would have been issued if potentially dilutive common shares had been issued (such as common shares, issued on exercise of employee stock options).

Revenue recognition

The company's main source of revenue during the period ended December 31, 2001 and year ended October 31, 2000 was the sale of oil to the Ecuadorian Government. Oil revenue is recognized net of the Government's share of production as set out in the agreement (the Base Curve), at the time the oil is shipped.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those reported.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days of the original date of acquisition.

Stock Option Plan

The company has a Stock Option Plan as described in note 7.

Effective January 1, 2002, the company adopted the recommendations of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The section encourages a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

The company has adopted the intrinsic value method in accounting for stock options granted to directors and employees. Under this method, compensation costs are not recognized in the financial statements for stock options granted to directors and employees when issued at market value. The section does, however, require the disclosure on a pro forma basis of the impact on operations of using the fair value based method for stock options granted to directors and employees on or after January 1, 2002. There were no stock options granted to directors and employees during the year ended December 31, 2002.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

3 Discontinued operations

Disposal of Minera Ecuasaxon S.A.

During the period ended December 31, 2001 the company abandoned all but six of its mineral concessions. All property acquisition costs and deferred exploration expenditures relating to the properties abandoned have been written off.

By way of ordinary resolution at an extraordinary meeting held on November 24, 2000, the shareholders resolved to dispose of all the company's mineral interests in Ecuador.

In order to effect the disposition, the shareholders authorized the company to enter into a share purchase agreement, whereby all the shares of Minera Ecuasaxon S.A. (Ecuasaxon) were sold to Norman Gold Corp. (Norman) a company controlled by the president of the company.

Accordingly the company has adjusted the net carrying value of these assets to reflect future operating losses and estimated net realizable value. The net loss in 2001 was $168,573 and net loss in 2000 included a provision of $560,438 to reflect the estimated loss on disposal and the results of the discontinued operations between the date of plan approval and the expected date of disposal, together with direct incremental costs of the disposal, including transaction costs. As a result of this plan of disposal, the expenses related to the mining operations have been reported as discontinued operations and previously reported comparative financial statements have been restated to conform with the current period's presentation.

The company entered into a share purchase agreement with Norman. Under the terms of the agreement, the company sold all of the issued and outstanding shares of Ecuasaxon to Norman for $10.00 plus a conditional payment payable in the following manner:

a) Proceeds from sale, if any of the concessions is sold to a third party, 50% of the sale proceeds from such sale up to the total of exploration costs plus property acquisition costs for the particular concessions;

b) Proceeds from options, if any of the concessions is optioned to another person or corporation, 50% of any option payment received up to the total of exploration costs plus property acquisition costs for that particular concession;

c) Proceeds from production, if any of the concessions is developed, a net smelter return royalty of 1% of the proceeds from the development of such concession, which will expire when the company has received an amount equal to the exploration costs plus property acquisition costs for all such concessions.

Total prior exploration costs and property acquisition costs for all six concessions as at October 31, 2000 was $543,795.

Summarized below is selected financial information for the discontinued mining operations.

	Year ended December 31, 2002	Period from November 1, 2000 to December 31, 2001	Year ended October 31, 2000
Expenses from discontinued operations			
Office expenses	-	-	226,966
Write-off of mineral properties and deferred exploration costs	-	-	1,787,623
Concessions abandoned	-	-	14,751
Other	-	168,573	(22,582)
Loss before discontinued operations	-	168,573	2,006,758
Provision for loss on disposal of discontinued operations	-	-	560,438
Loss from discontinued operations	-	168,573	2,567,196

4 Disposal of Grantmining S.A.

On January 28, 2002, the company sold all of the assets and liabilities of Grantmining S.A. (Grantmining) through sale of all the issued and outstanding common shares of Grantmining for gross proceeds of US$3,750,000 (CA$5,979,000) and net proceeds of US$3,674,932 (CA$5,859,312) resulting in a gain of $6,304,446. Grantmining held the 30% interest on the Tiguino Ecuadonian concession. In connection with this transaction, the company paid on closing US$150,000 (CA$239,009) to a related party and US$7,200 (CA$11,473) to an employee of the company, respectively.

Assets and liabilities as at the date of sale are as follows:

	$
Assets	
Cash	339,721
Prepaid expenses	61,159
Oil concessions	9,590,855
VAT	1,416,352
	11,408,087
Liabilities	
Accounts payable	(12,554,124)
Shareholders' Deficiency	(1,146,037)
Net proceeds from sale	5,859,312
Less: Bonus paid on disposal	(250,482)
Less: Acquisition costs	(450,421)
Gain on disposition of subsidiary	6,304,446

The consolidated financial statements include the results of operations of the subsidiary for the period from January 1, 2002 to January 28, 2002.

5 Oil concessions

	2002				2001			
	Concession acquisition costs $	Property, plant and equipment $	Depletion $	Total $	Concession acquisition costs $	Property, plant and equipment $	Depletion $	Total $
Ecuador	-	-	-	-	863,162	9,431,583	(782,552)	9,512,193

Tiguino consortium

The company through its former subsidiary, Grantmining S.A. (Grantmining), is a member of a consortium which entered into a contract (Tiguino Contract) on December 10, 1999 with Empresa Estatal Petroleos del Ecuardor, a state owned company known as PetroEcuador, for the operation and exploitation of the Tiguino oilfield.

Under the terms of the Tiguino Contract, an amount of the production of crude oil calculated based on Mathematic Simulation, as set in the contract referred to as Base Production Curve should be delivered on a daily basis to PetroEcuador. During the year, the company received nil (2001 - 27,495) barrels of oil from the Government related to production costs of the base curve volume delivered.

The consortium's sharing in the production over the Base Production Curve is set on the contract as well as the sale price.

The consortium shall pay PetroEcuador US$30,000 (the company's share is US$9,000) per year for training purposes during the first three years of the contract.

The consortium shall render to PetroEcuador an Investment Performance Bond to guarantee performance of all investment, production and additional exploration plans. This bond will be reduced on an annual basis, in direct proportion to the fulfillment of the schedule of activities and investments undertaken.

This contract is for a term of 20 years. At the termination of the contract, all assets and operations revert to PetroEcuador. The consortium is liable for environmental remediation.

On July 12, 2000, the company entered into a formal agreement with Bellwether International Inc. (Bellwether) and a joint operating agreement with the other participants in the producing Tiguino Oil Project. Under the agreements, Grantmining waived its right of first refusal to permit the transfer of a 70% interest in the Tiguino oilfield to Bellwether, subject to all necessary approvals. Bellwether agreed to maintain for the benefit of Grantmining its pro rata interest in an investment guarantee required by the Tiguino Contract in the amount of US$4,966,000. In return, Grantmining agreed to transfer 17% of its 47% interest in the Tiguino oilfield to Bellwether leaving it with a 30% interest.

Summarized financial information regarding the company's proportionate share of the assets, liabilities, expenses and cash flows relating to the Tiguino consortium are as follows:

	2002 $	2001 $	2000 $
Current assets	-	1,195,736	332,901
Non-current assets	-	8,898,057	2,342,790
	-	10,093,793	2,675,691
Current liabilities	-	10,560,843	1,672,604
Revenue	-	4,171,138	1,123,442
Expenses	(722,806)	(6,316,478)	(1,227,223)
	(722,806)	(2,145,340)	(103,781)
Cash flows from			
Operating activities	524,495	6,465,985	1,432,553
Investing activities	(524,495)	(6,808,287)	(2,539,421)
Financing activities	-	342,302	1,106,868

6 Convertible debentures

On December 1, 2000, the company received $500,000 as gross proceeds from a private placement of convertible debentures (the Debentures). The Debentures were due to mature on November 29, 2002 and were secured by a first floating charge on all present and after-acquired property of the company. The Debentures bore interest at the rate of 12% per annum, payable quarterly and on redemption or conversion in cash or, at the option of the Debenture holders, in common shares of the company at the market price of the common shares of the company on the Canadian Venture Exchange on the third trading day preceding the date that payment is due.

These debentures included an equity component and a liability component. The total proceeds received were allocated between the two components based on their estimated fair value at the time the debentures were issued as follows:

	$
Liability component	440,000
Equity component	60,000
Total proceeds	500,000

In accordance with Canadian generally accepted accounting principles, the liability portion was accreted over the life of the debentures to the face value of the debenture with a charge to operations. During the year ended December 31, 2002, the company accreted $27,500 (2001 - $32,500) which is included in interest and bank charges.

In addition, during the period ended December 31, 2001, some Debenture holders elected to have part of the quarterly interest paid in shares of the company. Accordingly, the company agreed to issue 229,847 common shares for $29,096 of interest. 213,271 common shares, representing $21,140 of interest, were not issued as at December 31, 2001 and are included in share commitments for that year. These shares were subsequently issued during the year ended December 31, 2002, together with an additional 4,384 common shares, representing $1,184 of interest for the period to redemption of the convertible debentures.

During the year ended December 31, 2002, all debentures were repaid by the company and 125,000 common shares were issued as payment premium at the market value at the date of redemption.

7 Capital stock

Authorized

100 million (2001 - 100 million; 2000 - 20 million) common shares, without par value.

Issued

	Number of shares	Amount $
Balance - October 31, 1999	7,182,267	3,402,488
Issued for cash		
Private placements	2,950,000	1,837,500
Warrants exercised	1,525,000	456,250
Stock options exercised	103,334	34,434
Issued for acquisition of subsidiary	700,000	140,000
	5,278,334	2,468,184
Balance - October 31, 2000	12,460,601	5,870,672
Issued for cash		
Warrants exercised	75,000	22,500
Stock options exercised	28,666	9,546
Debenture conversion - interest (note 6)	16,576	7,956
	120,242	40,002
Balance - December 31, 2001	12,580,843	5,910,674
Issued for cash		
Stock options exercises ((a) below)	436,990	118,667
Private placement ((b) below)	6,500,000	2,145,000
Finder's fees on private placement ((b) below)	640,000	-
Payment premium on repayment of debenture (note 6)	125,000	35,000
Debenture - interest (note 6)	217,655	22,324
Loan bonus for loans made by directors ((c) below)	267,417	26,742
Common shares and stock options acquired by the company pursuant to issuer bid ((d) below)	(400,894)	(135,306)
	7,786,168	2,212,427
Balance - December 31, 2002	20,367,011	8,123,101

a) In January 2000, the company issued 550,000 units through a private placement at $0.25 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share for a period of two years at a price of $0.25 per share if exercised during the first year and at a price of $0.30 per share if exercised during the second. In October 2000, 25,000 warrants were exercised leaving 525,000 warrants outstanding at October 31, 2000.

b) In September 2000, the company issued 100,000 units through a private placement at $0.50 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share for a period of two years at a price of $0.51 per share. As at October 31, 2000, 100,000 warrants remained outstanding.

c) In September 2000, the company issued another 300,000 units through a private placement at $0.50 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share for a period of two years at a price of $0.60 per share. As at October 31, 2000, 300,000 warrants remained outstanding.

d) In October 2000, the company sold 2,000,000 shares at $0.83 per share through a brokered private placement for net proceeds of $1,500,000. The broker, Yorkton Securities Ltd., received as compensation an agent's warrant convertible into 200,000 common shares at a price of $0.83 per share for a period of 15 months. The agent's warrant was outstanding as at October 31, 2000.

e) During the year ended October 31, 2000, 103,334 directors' and officers' stock options were exercised at prices of $0.31 per share (23,334 shares) and $0.34 per share (80,000 shares) for proceeds totalling $34,334.

f) During the period ended December 31, 2001, 28,666 director and officer stock options were exercised at an average price of $0.33 per share.

   During the year ended December 31, 2002, 436,990 director and officer stock options were exercised at an average price of $0.27 per share.

g) In December 2002, the company issued 6,500,000 units through a private placement at $0.33 per share. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share for a period of two years at a price of $0.35 per share. As at December 31, 2002, 6,500,000 warrants remained outstanding. 640,000 shares at a price of $0.33 per share were issued as finder's fees in connection with the private placement.

h) In January 2002, 267,417 shares were issued to a director at a deemed price of $0.10 per share in consideration for loans made to the company during 2001.

i) In July 2002, the company purchased and cancelled 400,894 common shares and 55,000 options for $135,306 pursuant to an issuer bid.

Stock Option Plan

The company implemented a Stock Option Plan in 1998 which was amended on November 24, 2000. The board of directors administers the Plan whereby it may, from time to time, grant up to a total of 2,400,000 options for directors, officers and employees. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the board of directors grant and announce the granting of the option. The exercise price of an option, as determined by the board of directors, shall not be less than the closing price on the Canadian Venture Exchange on the day prior to the grant date, less the maximum discount available under the rules of the Canadian Venture Exchange. The board of directors shall not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the company. Options granted shall expire on the 90th day following the date the option holder ceases to be a director, officer or employee of the company. The stock options granted under the plan vest as follows, one-third on the date granted, one-third nine months from the date granted and one-third 18 months from the date granted.

A summary of the company's options at December 31, 2002 and 2001 and the changes for the periods ending on those dates is presented below:

	2002		2001	
	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $
Outstanding - Beginning of the year	1,572,134	0.26	857,666	0.32
Granted	-	-	1,050,000	0.25
Exercised	436,990	0.27	28,666	0.33
Acquired under issuer bid	55,000	0.19	-	-
Expired/cancelled	126,010	0.28	306,866	0.34
Outstanding - End of year	954,134	0.26	1,572,134	0.26
Exercisable - End of year	864,116	0.26	1,054,520	0.27

The following table summarizes information relating to stock options outstanding and exercisable at December 31, 2002:

	Options outstanding		Options exercisable
Exercise price $	**Number of options**	**Weighted average remaining contractual life (years)**	**Number of options**
0.16	2,000	1.27	2,000
0.25	798,800	0.87	708,782
0.31	103,334	1.88	103,334
0.34	50,000	1.81	50,000
	954,134	1.03	864,116

As at December 31, 2002, share purchase warrants to acquire a total of 6,500,000 (2001 - 1,050,000) common shares were outstanding.

A summary of the company's share purchase warrants outstanding as at December 31, 2002 is presented below.

Expiry	Shares	Exercise price $
December 2004	6,500,000	0.35

Earnings (loss) per share

Earnings (loss) per share was calculated on the basis of the weighted average number of shares outstanding for the year which amounted to 13,230,906 (2001 - 12,540,546; 2000 - 9,164,582). Diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end. The effect of common stock options on the loss per share in 2001 was not reflected as to do so would be anti-dilutive. The number of shares for the diluted earnings per share calculation for 2002 were 13,482,294.

8 Income taxes

Losses for Canadian income tax purposes available to be carried forward and applied against taxable income of future years are as follows:

Expiry date	Amount $
2008	638,300

The company has approximately $1,100,000 in exploration and development expenses deductible against future years' Canadian taxable income. No recognition has been given in the accounts to the potential future benefits that may arise on utilization of tax losses.

Unrecognized future income tax assets, as at December 31, 2002, consist of the following:

	2002 $	2001 $
Future income tax liabilities		
Tax on undistributed income of subsidiary	(361,356)	-
Value of future income tax liabilities	(361,356)	-
Future income tax assets		
Non-capital losses	240,128	608,405
Resource pools and other	419,286	385,000
Value of future income tax assets	659,414	993,405
Net future income tax assets	298,058	993,405
Less: Valuation allowance	(298,058)	(993,405)
	-	-

The income taxes shown in the consolidated statements of earnings and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2002	2001	2000
Statutory tax rate	39.62%	44.62%	45.62%
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	1,976,740	(1,510,683)	(1,361,850)
Other	375,034	69,795	1,667
Differences in foreign tax rates	361,356	420,915	420,049
Losses for which an income tax benefit has not been recognized	(2,713,130)	1,019,973	154,160
Temporary differences not previously recognized	-	-	785,974
	-	-	-

9 Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, amounts due from a related party, VAT receivable, and accounts payable and accrued liabilities reflected in the consolidated balance sheets approximate their respective fair values.

10 Related party transactions

a) The company pays management fees to a company controlled by a director. Management fees totalled $25,000 for the fiscal year ended December 31, 2002 (2001 - $5,000; 2000 - $30,000).

b) During the year ended December 31, 2002, the company paid US$10,000 (CA$15,921) (2001 - US$122,780 (CA$195,538); 2000 - $nil) to a company controlled by the president of the company for administrative services.

c) During the year ended December 31, 2002, the company approved a bonus of $nil (2001 - US$30,000 (CA$47,778); 2000 - $nil) to a director of the company relating to the settlement agreement in connection with the Tiguino concession. This amount is included in related parties payable at December 31, 2001.

d) During the year ended December 31, 2002, the company paid or accrued $49,732 (2001 - $56,000; 2000 - $nil) for rent and administration fees to a company controlled by the directors. The related party owes $4,135 (2001 - $nil) to the company as at December 31, 2002.

e) During the year ended December 31, 2002, the company paid or accrued legal fees of $34,238 to a firm in which a director of the company is a partner.

f) As at December 31, 2002, the company owes $nil (2001 - $120,000) to directors and companies controlled by directors. These loans were unsecured, non-interest bearing, repayable on demand and included in due to related parties.

g) During the year ended October 31, 2000, the directors of the company approved a bonus of US$35,000 (CA$52,930) to a company controlled by the president of the company relating to the final agreement with Bellwether, in connection with the Tiguino concession.

h) During the year ended October 31, 2000, a bonus in the amount of $150,000 was paid to a company controlled by a director of the company in respect of his significant efforts and substantial personal costs incurred in connection with the company's 30% interest in the Tiguino concession.

i) The company has entered into an agreement with an Ecuadorian company controlled by the president of the company to carry out the exploration of the company's properties. An amount of up to 10% of the exploration expenditures will be charged by the Ecuadorian company as an administration fee. During the year ended October 31, 2000, US$23,685 (CA$34,938) was paid under this agreement. During the period ended December 31, 2001, no amounts were paid under this agreement and no amounts are owed under this agreement.

11 Supplementary cash flow information

Non-cash investing and financing activities were conducted by the company as follows:

	Year ended December 31, 2002 $	Period from November 1, 2000 to December 31, 2001 $	Year ended October 31, 2000 $
Acquisition of subsidiary with issuance of shares	-	-	140,000
Issuance of shares for debenture interest repayment	22,324	7,956	-
Share commitments	-	47,882	-
Convertible debenture accretion	27,500	32,500	-

12 Segmented information

The company's principal activity is the production and exploration of petroleum properties in Ecuador.

Segmented loss for the year is as follows:

	December 31, 2002		December 31, 2001		October 31, 2000	
	Discontinued operations $	Petroleum properties $	Discontinued operations $	Petroleum properties $	Discontinued operations $	Petroleum properties $
Revenues	-	-	-	4,171,138	-	1,123,442
Depletion and depreciation	-	(145,224)	-	(585,921)	-	(196,631)
Write-off of mineral properties	-	-	-	-	(1,787,623)	-
Concessions abandoned	-	-	-	-	(14,751)	-
Operating expenses	-	(664,905)	-	(5,969,425)	-	(781,514)
General and administration	-	(79,752)	-	(123,731)	(226,966)	(248,591)
Bonus					-	(201,629)
Other (note 3)	-	-	(168,573)	-	22,582	-
Provision for loss on disposal	-	-	-	-	(560,438)	-
	-	(889,881)	(168,573)	(2,507,939)	(2,567,196)	(304,923)

Reconciliation of earnings (loss) for the year is as follows:

	2002 $	2001 $	2000 $
Loss from petroleum properties segment	(889,881)	(2,507,939)	(304,923
Loss from discontinued operations	-	(168,573)	(2,567,196)
Interest income	52,199	5,973	18,829
Management fees	(25,000)	(5,000)	(30,000)
Corporate expenses	(498,588)	(710,125)	(101,965)
Gain on sale of Grantmining	6,304,446	-	-
	4,943,176	(3,385,664)	(2,680,332)

The company sells its oil production to one customer.

As at December 31, 2002, the segmented assets of the petroleum properties were $nil (2001 - $10,734,028).

13 Subsequent events

Sale of the company

On March 4, 2003, Viceroy Resource Corporation (Viceroy), Arapaho Capital Corp. (Arapaho), Quest Investment Corp. (Quest) and the company entered into a letter agreement (Letter Agreement) providing for a reorganization of Viceroy, Arapaho, Quest and the company by way of statutory plan of arrangement (the Viceroy Arrangement) under the Company Act (British Columbia).

Viceroy will acquire all of the shares of each of the company, Quest Management Corp. (which is a wholly owned subsidiary of Arapaho), and Quest, in that order by way of three separate share exchanges, in exchange for shares (post-consolidation) of Viceroy. Quest and the company will be wound-up into Viceroy, and Viceroy will change its name to “Quest Capital Corp.”.

SCHEDULE "F"

Financial Statements of

QUEST MANAGEMENT CORP.

Three months ended December 31, 2002 and 2001 (unaudited)
Years ended September 30, 2002, 2001 and 2000



KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT

To the Board of Directors
Quest Management Corp.

We have audited the balance sheet of Quest Management Corp. as at September 30, 2002 and 2001 and the statements of operations and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada

October 17, 2002



KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

QUEST MANAGEMENT CORP.

Balance Sheets

	December 31, 2002	September 30, 2002	September 30, 2001
	(unaudited)		
Assets			
Current assets:			
Cash and cash equivalents	$ 893,533	$ 871,050	$ 192,265
Accounts receivable (note 4(c))	37,209	102,615	109,111
Income taxes receivable	-	12,999	17,198
Prepaid expenses	4,481	-	-
	935,223	986,664	318,574
Deposit for rental lease	30,000	30,000	30,000
Future income taxes	2,651	2,651	-
Investments in related companies (note 4(b))	220,666	124,818	-
Equipment and leasehold improvements (note 3)	70,144	68,215	94,528
	$ 1,258,684	$ 1,212,348	$ 443,102
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities (note 4(c))	$ 32,125	$ 36,930	$ 21,542
Income taxes payable	16,270	-	-
Due to parent (note 4(a))	600,000	610,586	-
	648,395	647,516	21,542
Shareholders' equity:			
Share capital (note 5)	20	20	20
Retained earnings	610,269	564,812	421,540
	610,289	564,832	421,560
	$ 1,258,684	$ 1,212,348	$ 443,102

Nature of operations (note 1)
Commitments and contingency (note 7)
Subsequent event (note 8)

See accompanying notes to financial statements.

Approved on behalf of the Board:

"Brian E. Bayley" Director

"A. Murray Sinclair" Director

QUEST MANAGEMENT CORP.

Statements of Operations and Retained Earnings

	Three months ended December 31, 2002	Three months ended December 31, 2001	Years ended September 30, 2002	Years ended September 30, 2001	Years ended September 30, 2000
	(unaudited)				
Revenues:					
Management fees charged to related parties (note 4(c))	$ 233,500	$ 207,250	$ 851,800	$ 665,874	$ 708,750
Interest	6,235	974	13,231	11,259	10,618
	239,735	208,224	865,031	677,133	719,368
Expenses:					
Accounting and audit	-	-	8,750	6,000	5,515
Amortization	6,913	6,721	27,076	24,760	24,357
Bad debts	-	-	-	6,707	2,792
Insurance	1,494	1,092	4,368	5,332	3,200
Interest (note 4(a))	10,434	-	25,085	-	-
Legal	-	-	-	767	291
Office supplies and services	9,251	7,735	28,505	36,441	17,447
Rent	22,704	22,704	92,297	75,590	84,223
Salaries and benefits	109,451	98,870	423,945	401,668	382,348
Telephone and fax	2,511	3,208	11,391	16,266	14,997
Travel	2,250	2,250	9,000	3,202	6,290
	165,008	142,580	630,417	576,733	541,460
Earnings before income taxes	74,727	65,644	234,614	100,400	177,908
Provision for (recovery of) income taxes:					
Current	29,270	24,959	93,993	18,153	35,449
Future	-	(1,466)	(2,651)	(375)	(2,925)
	29,270	23,493	91,342	17,778	32,524
Net earnings	45,457	42,151	143,272	82,622	145,384
Retained earnings, beginning of period	564,812	421,540	421,540	338,918	193,534
Retained earnings, end of period	$ 610,269	$ 463,691	$ 564,812	$ 421,540	$ 338,918

See accompanying notes to financial statements.

QUEST MANAGEMENT CORP.

Statements of Cash Flows

	Three months ended December 31, 2002	Three months ended December 31, 2001	Years ended September 30, 2002	Years ended September 30, 2001	Years ended September 30, 2000
	(unaudited)	(unaudited)			
Cash provided by (used for):					
Operations:					
Net earnings	$ 45,457	$ 42,151	143,272	$ 82,622	$ 145,384
Items not involving cash:					
Amortization	6,913	6,721	27,076	24,760	24,357
Future income taxes	-	(1,466)	(2,651)	(375)	(2,925)
	52,370	47,406	167,697	107,007	166,816
Changes in non-cash working capital items:					
Accounts receivable	(30,442)	(52,135)	(118,322)	(69,753)	43,712
Income taxes receivable/ payable	29,269	17,198	4,199	(11,198)	(47,211)
Prepaid expenses	(4,481)	(3,276)	-	1,066	3,200
Accounts payable and accrued liabilities	(4,805)	15,866	15,388	(2,715)	(40,469)
	41,911	25,059	68,962	24,407	126,048
Investments:					
Purchase of equipment and leasehold improvements	(8,842)	(413)	(763)	(70,820)	(5,549)
Deposit for rental lease	-	-	-	(30,000)	-
	(8,842)	(413)	(763)	(100,820)	(5,549)
Financing:					
Due to related parties	(10,586)	-	610,586	-	(3,663)
Increase (decrease) in cash	22,483	24,646	678,785	(76,413)	116,836
Cash, beginning of period	871,050	192,265	192,265	268,678	151,842
Cash, end of period	$ 893,533	$ 216,911	871,050	$ 192,265	$ 268,678
Supplementary information:					
Cash amount of payments made (received):					
Interest paid	$ 21,020	$ -	$ 14,499	$ -	$ -
Interest received	(4,075)	(975)	(13,231)	(11,259)	(10,618)
Income taxes paid	-	-	90,000	35,351	82,660
Non-cash operating and investing activities:					
Portion of accounts receivable to be received in shares of related companies (note 4(b))	95,848	-	124,818	-	-

See accompanying notes to financial statements.

1. Nature of operations:

The Company was incorporated under the Company Act (British Columbia) on December 10, 1996. To September 30, 2001, its principal business activity consisted of providing consulting, management and certain administrative services to various companies, with a focus on ensuring that client companies are in compliance with all regulatory filings and administrative requirements. In October 2001, following the completion of the business combination with Arapaho Capital Corp. ("Arapaho") (note 4(a)), the Company indicated that it intends to expand its business activities to include the business of reorganizing public companies which have been unable to achieve their intended business objectives and will benefit from a reorganization of their affairs.

To December 31, 2002, substantially all of the Company's revenue and accounts receivable are from companies related by virtue of common directors, based on management agreements between the Company and each of the related parties (see note 4(c)). These agreements generally have a term of two years and provide for monthly fees.

2. Significant accounting policies:

(a) Investments in related companies:

Investments in related companies (note 4(b)) are carried at cost less any provision for impairment in value.

(b) Equipment and leasehold improvements:

Equipment and leasehold improvements are recorded at cost less accumulated amortization. Amortization on equipment is provided over their estimated useful lives on a declining balance basis at the following annual rates:

Assets	Rate
Office furniture and equipment	20%
Computer equipment	40%

The costs of leasehold improvements are amortized over the five year term of the lease.

2. Significant accounting policies (continued):

(c) Future income taxes:

The Company accounts for income taxes using the asset and liability method as provided in Section 3465 of the Canadian Institute of Chartered Accountants Handbook ("Section 3465"). Under the asset and liability method of Section 3465, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences). Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted. The amount of future tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(d) Recognition of revenue:

The Company accrues management fee revenue on a monthly basis. The Company recognizes revenue from the provision of services on a straight-line basis over the term of the agreement, which is in relation to the work performed, pursuant to the terms of the management agreements with each of its related parties. Cash received in advance of meeting the revenue recognition criteria is deferred and included in current liabilities.

(e) Measurement uncertainty:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates include valuation of accounts receivable, recognition of revenues and determination of impairment of equipment. Actual results could differ from estimates used in the preparation of these financial statements.

(f) Comparative figures:

Certain of the prior period comparative figures have been reclassified to conform with the presentation adopted for the current period.

QUEST MANAGEMENT CORP.

Notes to Financial Statements

Three months ended December 31, 2002 and 2001 (unaudited)
Years ended September 30, 2002, 2001 and 2000

---

3. Equipment and leasehold improvements:

December 31, 2002 (unaudited)	Cost	Accumulated amortization	Net book value
Office furniture and equipment	$ 43,286	$ 30,232	$ 13,054
Computer equipment	87,487	60,620	26,867
Leasehold improvements	46,587	16,364	30,223
	$ 177,360	$ 107,216	$ 70,144

September 30, 2002	Cost	Accumulated amortization	Net book value
Office furniture and equipment	$ 43,286	$ 29,341	$ 13,945
Computer equipment	78,645	56,985	21,660
Leasehold improvements	46,587	13,977	32,610
	$ 168,518	$ 100,303	$ 68,215

September 30, 2001	Cost	Accumulated amortization	Net book value
Office furniture and equipment	$ 42,873	$ 25,906	$ 16,967
Computer equipment	78,295	42,661	35,634
Leasehold improvements	46,587	4,660	41,927
	$ 167,755	$ 73,227	$ 94,528

4. Related party transactions:

(a) Transactions with Arapaho, the Company's parent:

Effective October 30, 2001, the Company completed a share exchange agreement with Arapaho, a capital pool company listed on the TSX Venture Exchange that had shareholders, directors and officers in common with the Company, whereby the Company's shareholders obtained 1,500,000 common shares of Arapaho in exchange for 100% of the issued and outstanding shares of the Company. Although the Company became a wholly owned subsidiary of Arapaho, this transaction has been accounted for as a reverse takeover, as the Company's former shareholders obtained control of Arapaho through the share exchange.

Effective February 25, 2002, the Company borrowed $600,000 from Arapaho, which is evidenced by a promissory note that bears interest at 7% per annum. Interest is payable on June 30 and December 31 of each year and the principal is payable on demand.

---

4. Related party transactions (continued):

(b) Investments in related companies:

At December 31, 2002, the Company had accounts receivable from Goodfellow Resources Ltd. ("Goodfellow") in the amount of $82,745 (unaudited) (September 30, 2002 - $71,442; 2001 - nil), accounts receivable from Upland Resource Corporation ("Upland") in the amount of $64,838 (unaudited) (September 30, 2002 - $53,376; 2001 - nil), accounts receivable from Cypress Hills Resource Corp. ("Cypress") (formerly Arlington Oil and Gas Ltd.) in the amount of $60,908 (unaudited) (September 30, 2002 - $49,727; 2001 - nil) and accounts receivable from Torque Energy Inc. ("Torque") in the amount of $12,174 (unaudited) (September 30, 2002 - $6,494; 2001 - nil), all of which are companies with common directors.

In December 2002, the Company agreed, subject to regulatory approval, to settle the balance receivable from Goodfellow at that time for common shares of Goodfellow at a price of $0.10 per share and the Company agreed to settle the balance receivable from Upland at that time for common shares of Upland at a price of $0.1125 per share, in accordance with the policies of the TSX Venture Exchange.

As the Company expects to settle these amounts receivable with shares of related companies instead of cash, the Company has presented these amounts receivable as non-current assets at September 30, 2002.

At December 31, 2002, the boards of directors of each of Cypress and Torque resolved, subject to regulatory approvals, that the balances payable to the Company be paid with shares of Cypress or Torque, as the case may be, at the market price at the time application is made to the regulatory authorities for approval of these shares for debt transactions.

As the Company expects to settle these amounts receivable with shares of related companies instead of cash, the Company has presented these amounts receivable, in addition to the amounts receivable from Goodfellow and Upland, as non-current assets at December 31, 2002.

(c) Other related party transactions:

During the three months ended December 31, 2002, the Company charged companies with common directors a total of $233,500 (unaudited) (three months ended December 31, 2001 - $207,250 (unaudited); year ended September 30, 2002 - $851,800; 2001 - $665,874; 2000 - $708,750) of management fees for administrative and consulting services performed, of which $37,209 (unaudited) (September 30, 2002 - $102,615; 2001 - $109,111), net of $39,750 (unaudited) (September 30, 2002 - $49,250; 2001 - $38,050) advanced for these services, is included in accounts receivable at December 31, 2002, and $220,666 (unaudited) (September 30, 2002 - $124,818; 2001 - nil), net of $13,250 (unaudited) (September 30, 2002 - $3,750; 2001 - nil) advanced for those services, is included in investments in related companies at December 31, 2002 (note 4(b)). Included in accounts payable and accrued liabilities at December 31, 2002 is $11,750 (unaudited) (September 30, 2002 - $11,750; 2001 - $7,950) advanced by these related companies under the terms of their respective management agreements.

5. Share capital:

The Company has 10,000,000 common shares without par value authorized, with 200 common shares issued.

6. Financial Instruments:

At December 31, 2002 (unaudited), September 30, 2002 and 2001, the fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of these financial instruments. The fair value of the Company's investments in related companies as at December 31, 2002 (unaudited) and September 30, 2002, approximates its carrying amount as a result of the transactions proposed to occur subsequent to December 31, 2002 (note 4(b)). The fair value of the amount due to parent as at December 31, 2002 (unaudited) and September 30, 2002 is not readily determinable due to the related party nature of such amount and the absence of a secondary market for such instruments.

7. Commitments and contingency:

The Company rents office space and office equipment under long-term operating leases with minimum payments, including operating costs and property taxes based on the 2002 amount, due in each of the next four fiscal years of approximately the following amounts:

Year ended September 30:	
2003	$ 73,000
2004	94,000
2005	91,000
2006	61,000
	$ 319,000

During 2002, the Company, jointly with two other companies related by common directors, entered into a five-year lease agreement for office space in the office building currently under lease by the Company. Minimum annual payments, including operating costs and property taxes based on the 2002 amount, are approximately $148,000. At December 31, 2002, the two other companies currently occupy the office space and make the payments required under the lease agreement. However, as a party to this agreement, the Company is contingently liable for any amounts due under the lease agreement should the two other companies default on their obligations.

8. Subsequent event:

Subsequent to December 31, 2002, the Company's parent, Arapaho, executed a letter of agreement providing for a reorganization, subject to regulatory approval, of Viceroy Resource Corporation ("Viceroy"), Quest Investment Corporation ("Quest"), Avatar Petroleum Inc. ("Avatar") and Arapaho, by way of a statutory plan of arrangement (the "Plan of Arrangement") under the Company Act (British Columbia). Viceroy and Quest have directors in common with the Company under the terms of the Plan of Arrangement, Viceroy will acquire all of the shares of each of Avatar, the Company and Quest, by way of three separate share exchanges, in exchange for shares of Viceroy. Viceroy will change its name to Quest Capital Corp. and will become a publicly-listed merchant bank. Arapaho, as the sole shareholder of the Company, will receive 2,591,571 Viceroy Class A Shares, representing approximately 1% of the total Viceroy shares outstanding after completion of the Plan of Arrangement, in exchange for 100% of the common shares of the Company. If the Plan of Arrangement is not completed, other than if shareholders of any of the companies do not approve it, a break fee ranging from $150,000 to $300,000 is payable in the aggregate by the party failing to complete the Plan of Arrangement to the other non-defaulting parties.

SCHEDULE “G”

Quest Capital Corporation
(formerly Viceroy Resource Corporation)

Pro Forma Consolidated Financial Statements
(Unaudited)
December 31, 2002
(expressed in thousands of Canadian dollars)

Compilation Report

To the Board of Directors of
Viceroy Resource Corporation

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet and statement of earnings of **Quest Capital Corporation** (formerly Viceroy Resource Corporation) as at December 31, 2002. The pro forma consolidated financial statements have been prepared for inclusion in a Joint Information Circular of Viceroy Resource Corporation, Avatar Petroleum Inc., Arapaho Capital Corp. and Quest Investment Corporation dated May 16, 2003. In our opinion, the pro forma consolidated balance sheet and statement of earnings have been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada
May 16, 2003

QUEST CAPITAL CORPORATION
(formerly Viceroy Resource Corporation)

PRO FORMA CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2002
(Unaudited)
(expressed in thousands of Canadian dollars)

	Viceroy Resource Corporation $	Note 2	Adjustments $	Pro forma Viceroy Resource Corporation $	Avatar Petroleum Inc. $	Pro forma Quest Management Corporation $ (note 2(f))	Quest Investment Corporation $	Note 2	Adjustments $	Pro forma Quest Capital Corporation $
Assets										
Current assets										
Cash and cash equivalents	15,878	(a)(b)	(1,000)	14,878	6,148	111	1,792	(k)	10,000	32,929
Appropriated and restricted cash	694		-	694	-	-	-		-	694
Marketable securities	1,984		-	1,984	-	-	3,781	(h)(i)	(162)	5,603
Current portion of bridge loans	-		-	-	-	-	12,243		-	12,243
Accounts receivable	908		-	908	-	-	-		-	908
Prepaids and other receivables	2,145		-	2,145	34	74	283		-	2,536
Inventories	563		-	563	-	-	-		-	563
	22,172		(1,000)	21,172	6,182	185	18,099		9,838	55,476
Appropriated and restricted cash	18,119		-	18,119	-	-	-		-	18,119
Investments	950	(a)(b)(c)(d)	1,658	2,608	-	222	3,283	(i)	6,750	12,863
Bridge loans receivable	-		-	-	-	-	4,808		-	4,808
Resource assets	8,928	(a)(c)	(5,225)	3,703	-	70	-	(h)	423	4,196
Goodwill	-		-	-	-	-	-	(e)(g)(i)	1,339	1,339
Deferred merger costs	175		-	175	-	-	-	(j)	(175)	-
	50,344		(4,567)	45,777	6,182	477	26,190		18,175	96,801
Liabilities										
Current liabilities										
Accounts payable	3,536		-	3,536	60	61	294	(j)	825	4,776
Deferred revenue	-		-	-	-	-	484	(i)	(484)	-
Current portion of reclamation costs	2,140		-	2,140	-	-	-		-	2,140
	5,676		-	5,676	60	61	778		341	6,916
Provision for reclamation costs	13,645		-	13,645	-	-	-		-	13,645
	19,321		-	19,321	60	61	778		341	20,561
Shareholders' Equity										
Capital stock	209,959		-	209,959	8,123	-	27,373	(l)	(172,976)	72,479
Contributed surplus	-		-	-	60	-	84	(m)	(144)	-
Deficit	(182,697)	(b)(c)(d)	(4,567)	(187,264)	(2,061)	416	(2,045)	(n)	190,954	-
Currency translation adjustment	3,761		-	3,761	-	-	-		-	3,761
	31,023		(4,567)	26,456	6,122	416	25,412		17,834	76,240
	50,344		(4,567)	45,777	6,182	477	26,190		18,175	96,801

QUEST CAPITAL CORPORATION
(formerly Viceroy Resource Corporation)

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2002
(Unaudited)
(expressed in thousands of Canadian dollars)

	Viceroy Resource Corporation $	Note 2	Adjustments $	Pro forma Viceroy Resource Corporation $	Avatar Petroleum Inc. $	Quest Management Corporation $	Quest Investment Corporation $	Note 2	Adjustments $	Pro forma Quest Investment Corporation $	Pro forma Quest Capital Corporation $
Revenue											
Sales	21,705		-	21,705	-	-	-		-	-	21,705
Interest and related fees	-	(n)	743	743	-	-	1,657	(o)	279	1,936	2,679
Management fees	-		-	-	52	879	-		-	-	931
	21,705		743	22,448	52	879	1,657		279	1,936	25,315
Expenses (income)											
Cost of sales	7,715		-	7,715	-	-	-		-	-	7,715
Depreciation and depletion	788		-	788	-	-	-		-	-	788
General and administrative	2,496		-	2,496	388	618	1,585	(o)	759	2,344	5,846
Exploration	553	(m)	(113)	440	-	-	-	(o)	98	98	538
Interest and financing charges	36		-	36	-	-	-		-	-	36
Royalties	794		-	794	-	-	-		-	-	794
Other income	(699)	(n)	743	44	135	-	(208)	(o)	158	(50)	129
	11,683		630	12,313	523	618	1,377		1,015	2,392	15,846
Earnings (loss) before the following	10,022		113	10,135	(471)	261	280		(736)	(456)	9,469
Loss from discontinued operations	-		-	-	(890)	-	-		-	-	(890)
Gain on sale of discontinued operations	-		-	-	6,304	-	-		-	-	6,304
Writedown and settlement of Australian operation	(811)		-	(811)	-	-	-		-	-	(811)
Writedown of resource assets	(16,788)	(m)	16,788	-	-	-	-		-	-	-
Decrease in reclamation provision	4,119		-	4,119	-	-	-		-	-	4,119
Gain on disposal of resource assets	3,258		-	3,258	-	-	-		-	-	3,258
Gain on reduction of investment in foreign operation	3,164		-	3,164	-	-	-		-	-	3,164
Gain on sale of investments	-		-	-	-	-	371	(o)	184	555	555
Writedown of investments	-		-	-	-	-	(3,160)		-	(3,160)	(3,160)
Earnings (loss) before income taxes	2,964		16,901	19,865	4,943	261	(2,509)		(552)	(3,061)	22,008
Provision of income taxes	2,107		-	2,107	-	103	-		-	-	2,210
Net earnings (loss) for the year	857		16,901	17,758	4,943	158	(2,509)		(552)	(3,061)	19,798

QUEST CAPITAL CORPORATION
(formerly Viceroy Resource Corporation)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of Canadian dollars, except per share amount and number of shares)

1 Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet and statement of earnings of Quest Capital Corporation (formerly Viceroy Resource Corporation) have been prepared for inclusion in the Joint Information Circular of Viceroy Resource Corporation (Viceroy), Avatar Petroleum Inc. (Avatar), Arapaho Capital Corp. (Arapaho) and Quest Investment Corporation (Quest Investment) relating to an agreement by Viceroy, Avatar, Arapaho and Quest Investment to amalgamate under an arrangement (the 'Arrangement") and giving effect to the transaction described in note 2.

The unaudited pro forma consolidated balance sheet and statement of earnings should be read in conjunction with the audited and unaudited financial statements and other information referred to in the Information Circular. They have been compiled from:

(i) the audited consolidated financial statements of Viceroy as at and for the year ended December 31, 2002;
(ii) the audited consolidated financial statements of Avatar as at and for the year ended December 31, 2002;
(iii) the unaudited consolidated interim financial statements of Quest Management as at and for the year ended December 31, 2002; and
(iv) the audited consolidated financial statements of Quest Investment as at and for the year ended December 31, 2002.

Completion of the business combination contemplated under the terms of the Information Circular will result in the purchase of Avatar, Quest Management and Quest Investment by Viceroy under the new Company name of Quest Capital Corporation.

In the opinions of management of Viceroy, the unaudited pro forma consolidated balance sheet and statement of earnings includes all the adjustments necessary for fair presentation of the proposed transactions in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet and statement of earnings are not necessarily indicative of the financial position that may be obtained in the future.

The pro forma does not attribute a value to unexercised options or warrants, if any, issued by Avatar, Quest Management or Quest Investments at the date of the transaction.

2 Pro forma adjustments with respect to the arrangement

In connection with the combination, Viceroy has been identified as the acquirer and the purchase price method has been applied to the combination. The unaudited pro forma consolidated balance sheet gives effect to the combination as if it had occurred on December 31, 2002, and the unaudited consolidated statement of earnings gives effect to the combination of the companies as if it occurred on January 1, 2002. The acquisition by Viceroy of Avatar, Quest Management and Quest Investment is subject to acceptance by the shareholders of each of the combining companies and regulatory approvals.

The pro forma adjustments in the unaudited pro forma consolidated balance sheet and statement of earnings are as follows:

(a) Distribution of Argentinean assets and $0.5 million of cash to a newly incorporated company - Viceroy Exploration Limited (VEX):

	Book value $
Cash	(500)
Argentinean assets	(5,225)
	(5,725)
Investment in VEX	5,725
Gain on disposition	-

QUEST CAPITAL CORPORATION
(formerly Viceroy Resource Corporation)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of Canadian dollars, except per share amount and number of shares)

(b) Distribution of 81% of the shares of VEX to Viceroy's shareholders:

	$
Dividend	4,637
Investment in VEX	(4,637)

(c) Distribution of North American assets and $0.5 million of cash to a newly incorporated company (650399 British Columbia) held 50% by Viceroy:

	Book value $
Cash	(500)
BC claims	-
Options - Brewery Creek	-
Option - Galore/Copper	-
	(500)
Investment in 650399 British Columbia	1,500
Gain on disposition	1,000

(d) Exchange of shares in 650399 British Columbia into SpectrumGold Inc., and distribution of 31% to Viceroy's shareholders:

	$
Investment in 650399 British Columbia	(1,500)
Dividend	930
Investment in Spectrum	570

(e) Acquisition of Avatar - shareholders of Avatar will receive 0.8474 (pre-consolidation) Viceroy shares for each share of Avatar, or approximately 17.2 million shares:

	$
Issued capital of Avatar as at December 31, 2002	20,367
Exchange ratio - pre-consolidation	0.8474
Viceroy shares issued - pre-consolidation	17,259,000
Price per share	0.37
Purchase price	6,386

Allocation of purchase price

	Fair market value $	Book value $	Purchase price differential $
Cash	6,148	6,148	-
Receivables	34	34	-
Payables	(60)	(60)	-
	6,122	6,122	-
Acquisition cost	6,386	6,386	-
Purchase price discrepancy (Goodwill)	264	264	-

QUEST CAPITAL CORPORATION
(formerly Viceroy Resource Corporation)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of Canadian dollars, except per share amount and number of shares)

(f) The pro forma balance sheet of Quest Management as at December 31, 2002 has been adjusted for the following subsequent events:

	$
Dividend payment	200
Repayment of amounts due to parent	600
Taxes payable	(18)
Cash	(782)

(g) Acquisition of Quest Management (subsidiary of Arapaho) - Arapaho will receive approximately 2.6 million (pre-consolidation) Viceroy shares for the shares of Quest Management:

	$
Fair market value	951
Price per share	0.37
Viceroy shares issued - pre-consolidation	2,570,000
Purchase price	951

Allocation of purchase price

	Fair market value $	Book value $	Purchase price differential $
Cash	111	111	-
Receivables	171	171	-
Investments	125	125	-
Resource assets	70	70	-
Accounts payable	(61)	(61)	-
	416	416	-
Acquisition cost	951	951	-
Purchase price discrepancy (Goodwill)	535	535	-

(h) Reclassify Quest Investment's interest in the Lara Property to resource assets:

	$
Resource assets	423
Marketable securities	(423)

(i) Acquisition of Quest Investment - shareholders will receive 3.1542 (pre-consolidation) Viceroy shares for each share of Avatar, or approximately 90 million shares:

	$
Issued capital (A&B) of Quest Investment as at December 31, 2002	28,660
Exchange ratio - pre-consolidation	3.1542
Viceroy shares issued - pre-consolidation	90,398,000
Price per share	0.37
Purchase price	33,447

QUEST CAPITAL CORPORATION
(formerly Viceroy Resource Corporation)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of Canadian dollars, except per share amount and number of shares)

Allocation of purchase price

	Fair market value $	Book value $	Purchase price differential $
Cash	1,792	1,792	-
Receivables	283	283	-
Loans receivable	17,051	17,051	-
Marketable securities	3,619	3,358	261
Investments	10,033	3,283	6,750
Resource assets	423	423	-
Payables	(293)	(293)	-
Deferred revenue	-	(484)	484
	32,908	25,413	7,495
Acquisition cost	33,447	33,447	-
Purchase price discrepancy (Goodwill)	539	8,034	(7,495)

(j) Provision for share issue costs estimated to be $1 million:

	$
Capital stock	1,000
Deferred merger	(175)
Accounts payable	(825)

(k) Shares issued pursuant to private placement:

	$
Cash	10,000
Capital stock	(10,000)

(l) Adjustment to share capital:

	$
Viceroy deficit (n)	(187,264)
Acquisition costs (e)(g)(i)	40,784
Elimination of capital of Avatar, Quest Management and Quest Investment	(35,496)
Proceeds from private placement (k)	10,000
Share issue costs (j)	(1,000)
	(172,976)

QUEST CAPITAL CORPORATION
(formerly Viceroy Resource Corporation)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of Canadian dollars, except per share amount and number of shares)

(m) Elimination of acquired companies contributed surplus:

	$
Contributed surplus - Avatar	(60)
Contributed surplus - Quest Management	(84)
	(144)

(n) Elimination of company deficit:

	$
Deficit - Pro forma Viceroy	187,264
Deficit - Avatar	2,061
Deficit - Pro forma Quest Management	(416)
Deficit - Quest Investment	2,045
	190,954

(o) Reverse the exploration and writedown related to the Gualcamayo project - assuming the spin-out of the Argentinean assets occurred at the start of the year.

(p) Reclassify interest income.

(q) On July 4, 2002, Quest Investment (formerly Bradstone Equity Partners) acquired Peruvian gold Limited (Peruvian), Glenex Industries Inc. and Stockscape.com Technologies (Stockscape). This adjustment incorporates the results of Peruvian, Glenex and Stockscape from January 1, 2002 to July 3, 2002.

SCHEDULE "H"

Viceroy Exploration Limited

Pro Forma Consolidated Balance Sheet
(Unaudited)
December 31, 2002
(expressed in thousands of Canadian dollars)

May 16, 2003

Compilation Report

To the Board of Directors of
Viceroy Resource Corporation

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of **Viceroy Exploration Limited** as at December 31, 2002. The pro forma consolidated balance sheet has been prepared for inclusion in a Joint Information Circular of Viceroy Resource Corporation, Avatar Petroleum Inc., Arapaho Capital Corp. and Quest Investment Corporation dated May 16, 2003. In our opinion, the pro forma consolidated balance sheet has been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada
May 16, 2003

Viceroy Exploration Limited
Pro Forma Consolidated Balance Sheet
(Unaudited)
As at December 31, 2002

(expressed in thousands of Canadian dollars)

	$
Assets	
Current assets	
Cash and cash equivalents	500
Resource assets	6,000
Total net assets	6,500
Shareholder's Equity	
Capital stock	6,500

Viceroy Exploration Limited

Notes to Pro Forma Consolidated Balance Sheet
(Unaudited)
December 31, 2002

(expressed in thousands of Canadian dollars)

1 Basis of presentation

The accompanying unaudited pro forma balance sheet of Viceroy Exploration Limited (Viceroyex) has been prepared for inclusion in the Information Circular of Viceroy Resource Corporation (Viceroy), Avatar Petroleum Inc. (Avatar), Arapaho Capital Corp. (Arapaho) and Quest Investment Corporation (Quest Investment) relating to an agreement by Viceroy, Avatar, Arapaho and Quest Investment to amalgamate under an arrangement (the "Arrangement") and giving effect to the transaction described in note 2.

The unaudited pro forma consolidated balance sheet of Viceroyex should be read in conjunction with the audited financial statements of Viceroy and other information referred to in the Information Circular.

In the opinion of management of Viceroy, the unaudited pro forma consolidated balance sheet includes all the adjustments necessary for fair presentation of the proposed transactions in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position that may be obtained in the future.

2 Pro forma adjustments with respect to the arrangement

The unaudited pro forma consolidated balance sheet gives effect to distribution of Argentinean assets to Viceroyex from Viceroy as if it had occurred on December 31, 2002. The receipt of assets and the issue of capital stock has been recorded by Viceroyex at the estimated fair value. The transaction remains subject to acceptance by the shareholders of Viceroy and regulatory approval.

SCHEDULE "I"

SpectrumGold Inc.

Pro Forma Consolidated Balance Sheet
(Unaudited)
December 31, 2002
(expressed in thousands of Canadian dollars)

May 16, 2003

Compilation Report

To the Board of Directors of
Viceroy Resource Corporation

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of **SpectrumGold Inc.** as at December 31, 2002. The pro forma consolidated balance sheet has been prepared for inclusion in a Joint Information Circular of Viceroy Resource Corporation, Avatar Petroleum Inc., Arapaho Capital Corp. and Quest Investment Corporation dated May 16, 2003. In our opinion, the pro forma consolidated balance sheet has been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada
May 16, 2003

SpectrumGold Inc.

Pro Forma Consolidated Balance Sheet
(Unaudited)
As at December 31, 2002

(expressed in thousands of Canadian dollars)

	$
Assets	
Current assets	
Cash and cash equivalents	1,000
Resource assets	2,000
Total net assets	3,000
Shareholders' Equity	
Capital stock	3,000

SpectrumGold Inc.

Notes to Pro Forma Consolidated Balance Sheet
(Unaudited)
December 31, 2002

(expressed in thousands of Canadian dollars)

1 Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet of SpectrumGold Inc. (Spectrum) has been prepared for inclusion in the Information Circular of Viceroy Resource Corporation (Viceroy), Avatar Petroleum Inc. (Avatar), Arapaho Capital Corp. (Arapaho) and Quest Investment Corporation (Quest Investment) relating to an agreement by Viceroy, Avatar, Arapaho and Quest Investment to amalgamate under an arrangement (the "Arrangement") and giving effect to the transaction described in note 2.

The unaudited pro forma consolidated balance sheet of Spectrum should be read in conjunction with the audited financial statements of Viceroy and other information referred to in the Information Circular.

In the opinion of management of Viceroy, the unaudited pro forma consolidated balance sheet includes all the adjustments necessary for fair presentation of the proposed transactions in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position that may be obtained in the future.

2 Proforma adjustments with respect to the arrangement

The unaudited pro forma consolidated balance sheet gives effect to distribution of certain cash and North American assets to Spectrum from Viceroy and NovaGold Resources Inc. in exchange for shares as if it had occurred on December 31, 2002. The transaction remains subject to acceptance by the shareholders of Viceroy and regulatory approval.

SCHEDULE "J"

PLAN OF ARRANGEMENT UNDER SECTION 252 OF THE COMPANY ACT (BRITISH COLUMBIA)

ARTICLE ONE

Interpretation

Definitions

1.01 In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

(a) "**Accumulated Deficit of Mergeco**" means the amount of the deficit of Mergeco as determined in accordance with applicable Canadian generally accepted accounting principles;

(b) "**Agreement**" means the Arrangement Agreement made as of May 15, 2003 among the Companies, the Subcos and the SpinOutCos, including the exhibits and appendices thereto, as the same may be supplemented or amended from time to time;

(c) "**Arapaho**" means Arapaho Capital Corp., a company existing under the laws of the Province of British Columbia;

(d) "**Arapaho Meeting**" means the extraordinary general meeting of holders of Arapaho Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(e) "**Arapaho Shares**" means the voting common shares without par value in the capital of Arapaho;

(f) "**Arapaho-Sub**" means Quest Management Corp., a wholly-owned British Columbia subsidiary of Arapaho;

(g) "**Arrangement**" means an arrangement under the provisions of Section 252 of the BC Act, on the terms and conditions set forth in the Plan of Arrangement;

(h) "**Avatar**" means Avatar Petroleum Inc., a company existing under the laws of the Province of British Columbia;

(i) "**Avatar Meeting**" means the annual and extraordinary general meeting of holders of Avatar Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(j) "**Avatar Shares**" means the voting common shares without par value in the capital of Avatar;

(k) "**BC Act**" means the Company Act, R.S.B.C. 1996, c. 62, as amended;

(l) "**Companies**" means collectively, Viceroy, Quest, Avatar and Arapaho;

(m) "**Companies' Shares**" means collectively Viceroy Shares, Quest Shares, Avatar Shares and Arapaho Shares;

(n) "**Consolidation**" means the proposed consolidation of Viceroy issued and authorized share capital on a one for three basis;

(o) "**Court**" means the Supreme Court of British Columbia;

(p) **"Effective Date"** means the date upon which a Court-certified copy of Final Order is accepted for filing by the Registrar under the BC Act giving effect to the Arrangement;

(q) **"Exchange Act"** means the United States Securities Exchange Act of 1934, as amended;

(r) **"Final Order"** means the final order of the Court approving the Arrangement;

(s) **"Interim Order"** means the order of the Court pursuant to the application therefor contemplated by Section 3.08 of the Agreement;

(t) **"Letter Agreement"** means the letter agreement dated March 3, 2003 among the Companies respecting the Arrangement;

(u) **"Material change"**, **"material fact"** and **"misrepresentation"** shall have the meaning given to such word or term in the Securities Act (British Columbia);

(v) **"Meetings"** means collectively, the Viceroy Meeting, the Quest Meeting, the Avatar Meeting and the Arapaho Meeting;

(w) **"Mergeco"** means the merged company resulting from the acquisition by Viceroy of all of the issued shares of Quest, Avatar and Arapaho-Sub pursuant to the Arrangement;

(x) **"Mergeco Class A Shares"** means the common shares of Mergeco, to be created by redesignating all of the Viceroy Shares (both issued and unissued post Consolidation) as "Class A Subordinate Voting Shares without par value" having one vote per share, issuable under the Arrangement to holders of Viceroy Shares, Quest Class A Shares, Avatar Shares and to Arapaho;

(y) **"Mergeco Class B Shares"** means the new class of common shares of Mergeco, to be created post Consolidation and which will be designated as "Class B Variable Multiple Voting Shares without par value" having a minimum of one vote and a maximum of five votes per share as described in Appendix "B" to Exhibit I hereto, issuable under the Arrangement to holders of Quest Class B Shares;

(z) **"Mergeco Shares"** means collectively, the Mergeco Class A Shares and the Mergeco Class B Shares;

(aa) **"NovaGold"** means NovaGold Resources Inc., a company existing under the laws of Nova Scotia;

(bb) **"Oro Belle"** means Oro Belle Resources Corporation, a wholly-owned British Columbia subsidiary of Viceroy, which owns indirectly the ViceroyEx Property;

(cc) **"Plan of Arrangement"** means this Plan of Arrangement and any amendment or variation thereto made in accordance with Section 5.01 of this Plan of Arrangement;

(dd) **"Quest"** means Quest Investment Corporation, a company existing under the laws of the Province of British Columbia;

(ee) **"Quest Class A Shares"** means the Class "A" subordinate voting common shares without par value in the capital of Quest;

(ff) **"Quest Class B Shares"** means the Class "B" multiple voting common shares without par value in the capital of Quest;

(gg) **"Quest Meeting"** means the annual and extraordinary general meeting of holders of Quest Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(hh) **"Quest Shares"** means collectively, the Quest Class A Shares and the Quest Class B Shares;

(ii) **"Registrar"** means the "registrar" as defined in the BC Act;

(jj) **"Shareholder"** or **"holder of shares"** means "member" as defined in the BC Act;

(kk) **"Small Lot"** means less than 100 Mergeco Class A Shares, 100 Mergeco Class B Shares, 500 ViceroyEx Shares or 500 SpectrumGold Shares, as the case may be;

(ll) **"Small Lot Shareholder"** means a Shareholder who, based on his/her/its holdings of Viceroy Shares, Quest Class A Shares, Quest Class B Shares or Avatar Shares on the Record Date, would receive a Small Lot of Mergeco Class A Shares, Mergeco Class B Shares, ViceroyEx Shares or SpectrumGold Shares, as the case may be, if the Shareholder's said Shares were exchanged pursuant to the Arrangement;

(mm) **"SpectrumGold"** means SpectrumGold Inc.., a company existing under the laws of British Columbia;

(nn) **"SpectrumGold Shares"** means the common shares without par value in the capital of SpectrumGold;

(oo) **"SpectrumGold Property"** means the North American mineral exploration properties to be transferred indirectly to by SpectrumGold as part of the Arrangement;

(pp) **"SpectrumSub"** means 650399 B.C. Ltd., a company existing under the laws of British Columbia and incorporated for the purposes of the Arrangement to hold the SpectrumGold Property;

(qq) **"SpectrumSub Shareholders"** means the holders of SpectrumSub Shares;

(rr) **"SpinOutCos"** means collectively, ViceroyEx and SpectrumGold or individually, one of the SpinOutCos;

(ss) **"Subcos"** means collectively, Oro Belle and SpectrumSub or individually, one of the Subcos;

(tt) **"Technical Report"** means a report prepared in compliance with National Instrument 43-101;

(uu) **"TSX"** means The Toronto Stock Exchange;

(vv) **"TSX Venture"** means the TSX Venture Exchange;

(ww) **"Unit"** means a unit consisting of one Mergeco Share and one Warrant to be issued pursuant to the Mergeco Private Placement on the terms as provided herein;

(xx) **"Valdez"** means Valdez Gold Inc., a company existing under the laws of Canada;

(yy) **"Viceroy"** means Viceroy Resource Corporation, a company existing under the laws of the Province of British Columbia;

(zz) **"Viceroy Meeting"** means the annual and extraordinary general meeting of holders of Viceroy Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(aaa) "**Viceroy Preferred Shares**" means the preferred shares without par value in the capital of Viceroy;

(bbb) "**Viceroy Shares**" means the voting common shares without par value in the capital of Viceroy; and

(ccc) "**ViceroyEx**" means Viceroy Exploration Ltd., a wholly-owned British Columbia subsidiary of Viceroy;

(ddd) "**ViceroyEx Property**" means the Argentine mineral exploration properties of Viceroy to be transferred indirectly to ViceroyEx as part of the Arrangement;

(eee) "**ViceroyEx Shares**" means the common shares of ViceroyEx; and

(fff) "**Warrant**" means the common share purchase warrant to be issued as part of a Unit, each such Warrant entitling the holder to acquire one Mergeco Class A Share.

Headings

1.02 The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

Number

1.03 In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE TWO

The Arrangement

Arrangement Agreement

2.01 This Plan of Arrangement is made pursuant and subject to the provisions of the Agreement.

Arrangement

2.02 On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

(1) the Oro Belle Shareholders, including Viceroy, shall exchange all of the issued shares of Oro Belle for ViceroyEx Shares, on the basis of one ViceroyEx Share for each Oro Belle Share;

(2) the SpectrumSub Shareholders, including Viceroy, shall exchange all of the issued SpectrumSub Shares for SpectrumGold Shares, on the basis of one SpectrumGold Share for each SpectrumSub Share;

(3) in conjunction with or concurrent with the share exchanges, subject to subsection (9), Viceroy will distribute by way of tax-free "reduction of capital" of Viceroy a sufficient

number of ViceroyEx Shares it receives and a sufficient number of the SpectrumGold Shares it receives to Viceroy Shareholders on the Effective Date to be able to distribute the number of ViceroyEx and SpectrumGold Shares in accordance with Section 2.02(6)(a) hereof on the basis that the ViceroyEx Property and the SpectrumGold Property would cease to be held by Viceroy in the ordinary course of business and the value of the ViceroyEx Shares and SpectrumGold Shares distributed to Viceroy Shareholders would not be required to support Viceroy's continued operations and Viceroy will reduce the paid up capital of the Viceroy Shares by an amount equal to the value of the ViceroyEx Shares and SpectrumGold Shares distributed on that reduction of capital;

(4) Viceroy shall alter its share capital as follows:

(a) all of the Viceroy Shares (both issued and unissued) shall be consolidated on a one (1) for three (3) basis;

(b) all of the Viceroy Shares (both issued and unissued post-Consolidation) shall be redesignated as Class A Subordinate Voting Shares (the Mergeco Class A Shares) without par value, having one (1) vote per share;

(c) all of the Viceroy Preferred Shares (none of which are allotted or issued) shall be cancelled and the authorized capital shall be diminished accordingly;

(d) a new class of shares will be created which shall be designated as Class B Variable Multiple Voting Shares (the Mergeco Class B Shares) without par value, having a minimum of one (1) vote per share and up to a maximum of five (5) votes per share; and

(e) the authorized capital will be increased to consist of 1,500,000,000 shares divided into 500,000,000 Mergeco Class A Shares, 500,000,000 Mergeco Class B Shares, 250,000,000 First Preferred Shares and 250,000,000 Second Preferred Shares, such shares to have the rights and restrictions set out in the Amended and Restated Articles of Mergeco attached as Appendix "B" hereto;

(5) in three separate share exchanges, Viceroy will acquire all of the issued shares of Avatar, Arapaho-Sub which is a wholly-owned subsidiary of Arapaho, and Quest, in that order;

(6) upon completion of the transactions set forth in subsections (1) through (5) above, the securityholders of Viceroy, Avatar, Arapaho-Sub (being Arapaho) and Quest, subject to the provisions for shareholders who would hold a Small Lot of Mergeco on completion of the Arrangement as set forth in Subsection (7) below, will be entitled to receive the following post-Arrangement securities in exchange for their pre-Arrangement securities and as a consequence of the completion of the Arrangement:

(a) holders of Viceroy Shares will receive one Mergeco Class A Share in exchange for every three (3) Viceroy Shares (pre-Consolidation);

(b) holders of Viceroy Shares will be issued one (1) ViceroyEx Share for every thirty (30) Viceroy Shares (pre-Consolidation) and one (1) SpectrumGold Share for every thirty (30) Viceroy Shares (pre-Consolidation);

(c) holders of Avatar Shares will be issued 0.2825 Mergeco Class A Shares for each Avatar Share;

(d) Arapaho as the sole holder of all of the issued shares of Arapaho-Sub will be issued a total of 863,857 Mergeco Class A Shares for all of the issued shares of Arapaho-Sub;

(e) holders of Quest Class A Shares will be issued 1.0514 Mergeco Class A Shares for each Quest Class A Share;

(f) holders of Quest Class B Shares will be issued 1.0514 Mergeco Class B Shares for each Quest Class B Share;

(g) holders of options, warrants and other securities of Viceroy, Avatar and Quest will receive options, convertible warrants and other convertible securities of Mergeco (pre-Consolidation) entitling the holders to acquire Mergeco Class A Shares on the same exchange ratios set forth in subsections (a), (c), (e) and (f) above and with corresponding changes to the exercise prices based on the share exchange ratios set out above and having the same exercise and conversion periods as the securities exchanged therefor;

(7) if a Small Lot Shareholder would receive a Small Lot of any of Mergeco Class A Shares, Mergeco Class B Shares or SpinOutCo Shares, as the case may be, then in respect of such Shares such Shareholder will only be entitled to receive a cash payment of (1) $1.10 per Mergeco Class A Share, (2) $1.10 per Mergeco Class B Share, (3) $0.50 per ViceroyEx Share, or (4) $0.25 per SpectrumGold Share, as the case may be, unless such Small Lot Shareholder specifically elects within 30 days of the Effective Date to receive share certificates representing the applicable shares. If a Small Lot Shareholder does not elect to receive share certificates as described above, such Shareholder shall cease to be a shareholder of Mergeco, or if applicable any of the SpinOutCos, on the 31st day following the Effective Date and will only be entitled to the cash payment by complying with the procedure for exchange of share certificates set forth in the Plan of Arrangement. In such event, the Small Lot Shareholder shall be deemed to have disposed of his Small Lot on the Effective Date. If a cash payment payable in respect of any of the Mergeco Shares, ViceroyEx Shares or SpectrumGold Shares would be less than $10, such payment will not be made;

(8) the amount of the paid up capital attributable to the Mergeco Class A Shares and Mergeco Class B Shares upon implementation of the Arrangement shall be reduced by an amount equal to the Accumulated Deficit of Mergeco at that date in order that the Accumulated Deficit of Mergeco be eliminated;

(9) the name of Mergeco shall be "Quest Capital Corp." or such other name as the directors of the parties to the Agreement may determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction;

(10) the Memorandum of Viceroy shall be altered to be in the form of the Altered Memorandum of Quest Capital Corp. attached hereto as Appendix "A";

(11) the articles of Viceroy shall be altered to be in the form of the Amended and Restated Articles of Quest Capital Corp. attached hereto as Appendix "B"; and

(12) upon completion of the share exchanges, the whole of the undertaking, property and liabilities of Avatar and Quest shall be transferred to Viceroy and Avatar and Quest will be dissolved without winding up of the transferee company.

ARTICLE THREE

Rights of Dissent

Rights of Dissent

3.01 Holders of Viceroy Shares, Quest Shares, Avatar Shares and Arapaho Shares may exercise rights of dissent conferred by the Interim Order in the manner set out in section 207 of the BC Act, as modified by the Interim Order with respect to the Arrangement, provided that the notice of dissent is received by 11:00 a.m. on the day before the respective Meeting. Without limiting the generality of the foregoing, holders who duly exercise such rights of dissent and who are:

(a) entitled to be paid fair value for their Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares, shall be deemed to have had their Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares in respect of which they exercised their right of dissent cancelled on the Effective Date; or

(b) not entitled to be paid fair value for any reason for their Viceroy Shares, Quest Shares, Avatar Shares or Arapaho Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of said Shares and the holders of said Shares shall ultimately receive Mergeco Shares and, if applicable, SpinOutCo Shares, on the basis determined in accordance with Section 2.02(6) of this Plan of Arrangement.

ARTICLE FOUR

Certificates and Documentation

Letter of Transmittal

4.01 As soon as practicable after the Effective Date, Computershare Trust Company of Canada (the "**Depositary**"), at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 on behalf of Mergeco in accordance with the terms of this Plan of Arrangement, shall forward a letter of transmittal and instructions:

(a) to each holder of Viceroy Shares to which Section 2.02(6) applies, at the address of each Shareholder as it appeared in the register of Viceroy, instructions for obtaining delivery of certificates representing the Mergeco Class A Shares, ViceroyEx Shares and SpectrumGold Shares;

(b) to each holder of Quest Class A Shares and Quest Class B Shares to which Section 2.02(6) applies, at the address of such holder as it appeared in the relevant register of Quest instructions for obtaining delivery of certificates representing the Mergeco Class A Shares or Mergeco Class B Shares as the case may be;

(c) to each holder of Avatar Shares to which Section 2.02(6) applies, at the address of each Shareholder as it appeared in the register of Avatar, instructions for obtaining delivery of certificates representing the Mergeco Class A Shares, and

(d) to each Small Lot Shareholder, pursuant to 2.02(7), at the address of each Shareholder as it appeared in the relevant register of Viceroy, Quest and Avatar as applicable, instructions for obtaining delivery of the cash payment and instructions on how to elect to receive certificates representing the Mergeco Shares and, if applicable, SpinOutCo Shares, in lieu of the cash payment.

Entitlement to Share Certificates

4.02 In order to receive such certificates which a Shareholder, which is not a Small Lot Shareholder (*other than a Small Lot Shareholder who has elected to receive shares in accordance with Section 4.04*), *is* entitled to receive pursuant to Section 2.02(6), former Shareholders of Viceroy, Quest and Avatar must deliver (1) the certificate formerly representing such holder's Shares to the Depositary, or as the Depositary may otherwise direct, in accordance with the instructions contained in the said letter of transmittal, (2) the duly completed letter of transmittal and (3) such other documents as the Depositary may reasonably require to the Depository within six (6) years of the closing of the Arrangement. Certificates for the Mergeco Shares and, if applicable, SpinOutCo Shares, issuable or exchangeable to such holder shall be registered in such name or names and will be delivered, by first class mail, postage paid, or, in the case of postal disruption, by such other means as the Depositary deems prudent, to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depository of the required documents.

4.03 Arapaho, as the sole holder of Arapaho-Sub Shares, shall receive certificates representing Mergeco Class A Shares for the Arapaho-Sub Shares as provided in section 2.02(6)(c) upon completion of the Arrangement.

4.04 A Small Lot Shareholder may elect to receive certificates representing the Mergeco Shares and, if applicable SpinOutCo Shares in lieu of the cash payment which such holder is entitled to receive pursuant to Section 2.02(7), upon delivering within thirty (30) days of the Effective Date (1) the certificate formerly representing such holder's Shares to the Depositary, or as the Depositary may otherwise direct, in accordance with the instructions contained in the said letter of transmittal, and (2) the duly completed letter of transmittal upon which such election is duly made, and (3) such other documents as the Depositary may reasonably require. If a Small Lot Shareholder does not elect to receive certificates as described above within thirty (30) days of the Effective Date, such Small Lot Shareholder shall cease effective as of the Effective Date to be a shareholder of Mergeco or any of the SpinOutCos, as applicable, on the thirty first (31st) day following the Effective Date and shall be entitled to receive only the cash payment which such holder is entitled to receive pursuant to Section 2.02(7), upon delivering (1) the certificate formerly representing such holder's Shares to the Depositary, or as the Depositary may otherwise direct, in accordance with the instructions contained in the said letter of transmittal, (2) the duly completed letter of transmittal and (3) such other documents as the Depositary may reasonably require within six (6) years of the closing of the Arrangement. The cash payment or, if election is duly made, the certificates for the Mergeco Shares and, if applicable, SpinOutCo Shares, payable, issuable or exchangeable to such Small Lot Shareholder as the case may be, shall be registered in such name or names and will be delivered, by first class mail, postage paid, or, in the case of postal disruption, by such other means as the Depositary deems prudent, to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depository of the required documents. In the event that the amount of the cash payment payable to a Small Lot Shareholder is less than Cdn.$10, the Depositary will not be required to distribute such cash payment.

Fractional Shares

4.05 No fractional shares will be issued by Mergeco or the SpinOutCos, as the case may be, and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded to the next whole number.

Entitlement to Options, Warrants and other Convertible Securities of Mergeco

4.06 After the Effective Date, the holders of outstanding options, warrants and other convertible securities of Viceroy, Quest and Avatar shall be entitled to receive documentation evidencing options, warrants and other convertible securities of Mergeco, which shall be exchangeable for Mergeco Class A Shares with corresponding changes to the exercise prices based on the share exchange ratios set out in

Section 2.02(6), and having the same exercise and conversion periods as the securities exchanged therefor.

Termination of Rights

4.07 Any certificate formerly representing Viceroy Shares, Quest Shares and Avatar Shares that is not deposited with all other documents as provided in Section 4.02 or 4.04 on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Viceroy Shares, Quest Shares and Avatar Shares to receive Mergeco Shares or SpinOutCo Shares or, in the case of Small Lot Shareholders a cash payment or Mergeco Shares or SpinOutCo Shares, shall be deemed to be surrendered to Mergeco together with all dividends or distributions thereon held for such holder.

Distributions

4.08 All dividends paid or distributions made in respect of the Mergeco Shares or SpinOutCo Shares for which a certificate formerly representing Viceroy Shares, Quest Shares and Avatar Shares has not deposited with all other documents as provided in Section 4.02 or 4.04, shall be paid or delivered to the Depositary to be held, subject to Section 4.07 hereof, in trust for such holder for delivery to the holder, net of all withholding and other taxes, upon delivery of the certificate in accordance with Section 4.02 or 4.04 as the case may be.

ARTICLE FIVE

Amendment

Plan of Arrangement Amendment

5.01 The parties reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Meetings, approved by the Court and communicated to the Shareholders of the Companies in the manner required by the Court (if applicable).

5.02 Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by all of the parties may be made at any time prior to or at the Meetings with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meetings shall become part of this Plan of Arrangement for all purposes.

5.03 Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meetings shall be effective only if it is consented to by each of the parties.

5.04 If the name for Mergeco that is approved by the Shareholders in accordance with Section 2.02(11) is not "Quest Capital Corp.", the parties are authorized to amend this Plan of Arrangement (including the attached Memorandum and Articles) to reflect the change of the name for the purposes of the approval of the Court and thereafter all necessary filings with the Registrar.

APPENDIX "A"

COMPANY ACT

ALTERED MEMORANDUM

OF

QUEST CAPITAL CORP.

I wish to be formed into a company with limited liability under the Company Act in pursuance of this memorandum.

1. The name of the company is "Quest Capital Corp".

2. The authorized capital of the company consists of ONE BILLION FIVE HUNDRED MILLION (1,500,000,000) shares consisting of FIVE HUNDRED MILLION (500,000,000) Class A Subordinate Voting Shares without par value, FIVE HUNDRED MILLION (500,000,000) Class B Variable Multiple Voting Shares without par value, TWO HUNDRED FIFTY MILLION (250,000,000) First Preferred Shares without par value and TWO HUNDRED FIFTY MILLION (250,000,000) Second Preferred Shares without par value. The special rights and restrictions attached to the Class A Subordinate Voting Shares, Class B Variable Multiple Voting Shares, First Preferred Shares and Second Preferred Shares, are as set out in the Articles of the Company.

3. I agree to take the number and kind of shares in the company set opposite my name.

other class ranking junior to the Second Preferred Shares as may be fixed in accordance with Article 25.2(a).

25.2(c) **Voting Rights**: Holders of Second Preferred Shares shall not be entitled as such to vote at, any general meeting of members of the Company. Holders of Second Preferred Shares shall be given notice of and be invited to attend meetings of voting members of the Company.

25.3 The Class "A" Subordinate Voting Shares (the "**Class "A" Shares**") as a class have attached thereto the following rights, privileges, restrictions and conditions:

25.3(a) **Dividends:** The holders of the Class "A" Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with Class "A" Shares, the board of directors may, in their sole discretion, declare dividends on the Class "A" Shares to the exclusion of any other class of shares of the Company. The holders of the Class "B" Shares (as hereinafter defined) shall be entitled to participate rateably with the Class "A" Shares with respect to dividends.

25.3(b) **Participation Upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its members for the purpose of winding up its affairs, the holders of the Class "A" Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such distribution in priority to the Class "A" Shares, be entitled to participate rateably with the Class "B" Shares in any distribution of the assets of the Company.

25.3(c) **Voting Rights:** The holders of the Class "A" Shares shall be entitled to receive notice of and to attend all annual and special meetings of the members of the Company, except for meetings at which only holders of a specified class or series are entitled to vote, and to one vote in respect of each Class "A" Share held at all such meetings.

25.3(d) **Idem:** Neither the Class "A" Shares nor the Class "B" Shares shall be subdivided, consolidated or reclassified or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

25.3(e) **Conversion Privilege:**

25.3(e)(1) For the purposes of subsections 25.3(e)(1) to (e)(9):

"**affiliate**" has the meaning set forth in the *Securities Act* (British Columbia) as amended from time to time;

"**associate**" has the meaning set forth in the *Securities Act* (British Columbia) as amended from time to time;

"**Conversion Period**" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

"**Converted Shares**" means Class "B" Shares resulting from the conversion of Class "A" Shares into Class "B" Shares pursuant to subsection 25.3(e)(2);

"**Exclusionary Offer**" means an offer to purchase Class "B" Shares that:

(i) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class "B" Shares are listed, be made to all or substantially all holders of Class "B" Shares who are in a province or territory of Canada to which the requirement applies; and

(ii) is not made concurrently with an offer to purchase Class "A" Shares that is identical to the offer to purchase Class "B" Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror and in all other material respects (except with respect to the conditions that may be attached to the offer for Class "B" Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class "B" Shares, and, for the purposes of this definition, if an offer to purchase Class "B" Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for subclause (ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class "A" Shares;

"**Expiry Date**" means the last date upon which holders of Class "B" Shares may accept an Exclusionary Offer;

"**Offer Date**" means the date on which an Exclusionary Offer is made;

"**Offeror**" means a person or company that makes an offer to purchase Class "B" Shares (the "**bidder**"), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document as acting jointly or in concert with the bidder; and

"**transfer agent**" means the transfer agent for the time being of the Class "B" Shares.

25.3(e)(2) Subject to subsection 25.3(e)(5), if an Exclusionary Offer is made, each outstanding Class "A" Share shall be convertible into one Class "B" Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Class "A" Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Class "A" Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Company shall issue a share certificate representing fully paid Class "B" Shares as above described and in accordance with subsection 25.3(e)(4). If less than all of the Class "A" Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Class "A" Shares represented by the original share certificate which are not to be converted.

25.3(e)(3) An election by a holder of Class "A" Shares to exercise the conversion right provided for in subsection 25.3(e)(2) shall be deemed to also constitute irrevocable elections by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Class "A" Shares all Converted Shares in respect of which such holder exercises a right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Class "A" Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises a right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Class "A" Shares pursuant to such deemed election shall become effective,

(i) in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(ii) in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

25.3(e)(4) No share certificates representing Converted Shares shall be delivered to the holders of such shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror for the Converted Shares pursuant to the offer. If Converted Shares are converted into Class "A" Shares pursuant to subsection 25.3(e)(3), the transfer agent shall deliver to the holders entitled thereto share certificates representing the Class "A" Shares resulting from the conversion. The Company shall make all arrangements with the transfer agent necessary or desirable to give effect to this subsection 25.3(e)(4).

25.3(e)(5) Subject to subsection 25.3(e)(6), the conversion right provided for in subsection 25.3(e)(2) shall not come into effect if:

25.3(e)(5)(i) prior to the time at which the offer is made there is delivered to the transfer agent and to the Secretary of the Company a certificate or certificates signed by or on behalf of one or more members of the Company owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class "B" Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

(A) tender any shares in acceptance of any Exclusionary Offer without giving the transfer agent and the Secretary of the Company written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(B) make any Exclusionary Offer;

(C) act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(D) transfer any Class "B" Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the transfer agent and the Secretary of the Company written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class "B" Shares transferred or to be transferred to each transferee; or

25.3(e)(5)(ii) as of the end of the seventh day after the Offer Date there has been delivered to the transfer agent and to the Secretary of the Company a certificate or certificates signed by or on behalf of one or more members of the Company owning in the aggregate more than 50% of the then outstanding Class "B" Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(A) the number of Class "B" Shares owned by the shareholder;

(B) that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(C) that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Company written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(D) that such shareholder shall not transfer any Class "B" Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Company written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class "B" Shares transferred or to be transferred to each transferee; or

25.3(e)(5)(iii) as of the end of the seventh day after the Offer Date a combination of certificates that comply with either clause 25.3(e)(5)(i) or (ii) from members of the Company owning in the aggregate more than 50% of the then outstanding Class "B" Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, has been delivered to the transfer agent and to the Secretary of the Company.

25.3(e)(6) If a notice referred to in sub-clause 25.3(e)(5)(i)(A), 25.3(e)(5)(i)(D), 25.3(e)(5)(ii)(C) or 25.3(e)(5)(ii)(D) is given and the conversion right provided for in subsection 25.3(e)(2) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Class "B" Shares in respect of which there are subsisting certificates that comply with either clause 25.3(e)(5)(i) or 25.3(e)(5)(ii). For the purposes of this determination, certificates in respect of which such notice has been filed shall not be regarded as subsisting insofar as the Class "B" Shares to which the notice relates are concerned, the transfer that is the subject of any notice referred to in sub-clause 25.3(e)(5)(i)(D) or 25.3(e)(5)(ii)(D) shall be deemed to have already taken place at the time of the determination, and the transferee in the case of any notice referred to in sub-clause 25.3(e)(5)(i)(D) or 25.3(e)(5)(ii)(D) shall be deemed to be a person or company from whom the transfer agent does not have a subsisting certificate unless the transfer agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the transfer agent has a subsisting certificate. If the number of Class "B" Shares so determined does not exceed 50% of the number of the then outstanding Class "B" Shares, exclusive of shares owned immediately prior to the offer by the Offeror, subsection 25.3(e)(5) shall cease to apply and the conversion right provided for in subsection 25.3(e)(2) shall be in effect for the remainder of the Conversion Period.

25.3(e)(7) As soon as reasonably possible after the seventh day after the Offer Date, the Company shall send to each holder of Class "A" Shares a notice advising the holders as to whether they are entitled to convert their Class "A" Shares into Class "B" Shares and the reasons therefor. If such notice discloses that they are not so entitled but it is subsequently determined that they are so entitled by virtue of subsection 25.3(e)(6) or otherwise, the Company shall forthwith send another notice to them advising them of that fact and the reasons therefor.

25.3(e)(8) If a notice referred to in subsection 25.3(e)(7) discloses that the conversion right has come into effect, the notice shall:

(i) include a description of the procedures to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(ii) include the information set out in subsection 25.3(e)(3) hereof; and

(iii) be accompanied by a copy of the offer and all other material sent to holders of Class "B" Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Class "B" Shares in respect of the offer, the Company shall send a copy of such additional material to each holder of Class "A" Shares.

25.3(e)(9) Prior to or forthwith after sending any notice referred to in subsection 25.3(e)(7), the Company shall cause a press release to be issued to a Canadian national news wire service, describing the contents of the notice. No factional Class "B" Share or Class "A" Share shall be issued; any fractional Class "B" Share or Class "A" Share which would otherwise be issued shall be rounded up to the next whole share; all Common Shares of a particular registered holder shall be aggregated for this purpose.

25.4 The Class "B" Variable Multiple Voting Shares (the "**Class "B" Shares**") as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

25.4(a) **Dividends:** The holders of the Class "B" Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with Class "B" Shares, the board of directors may, in its sole discretion, declare dividends on the Class "B" Shares to the exclusion of any other class of shares of the Company. The holders of the Class "A" Shares shall be entitled to participate rateably with the Class "B" Shares with respect to dividends.

25.4(b) **Participation Upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its members for the purpose of winding up its affairs, the holders of the Class "B" Shares shall, subject to the rights of the holders of any other class of shares of the Company be entitled to receive the assets of the Company upon such distribution in priority to the Class "B" Shares, be entitled to participate rateably with the Class "A" Shares in any distribution of the assets of the Company.

25.4(c) **Voting Rights:** The holders of the Class "B" Shares shall be entitled to receive notice of and to attend all annual and special meetings of the members of the Company, except for meetings at which only holders of a specified class or series are entitled to vote. Holders of Class "B" Shares shall be entitled to have one vote for each Class "B" Share held and shall be entitled to one additional vote for each Class "B" Share held for each additional 6,000,000 votes attached to Class "A" Shares and Class "B" Shares issued in aggregate after the effective date of the Arrangement, to a maximum of 5 votes per share (including the initial one vote per share).

The holders of Class "B" Shares shall not be entitled to fractions of votes where the Company has issued fewer than a multiple of 6,000,000 additional votes attached to Class

"A" Shares and Class "B" Shares in aggregate after the effective date of the Arrangement. The number of votes to which each Class "B" Share is entitled for any general meeting shall be determined as at the record date for such general meeting and disclosure of such numbers shall be included in the information circular for such meeting.

25.4(d) **Conversion Privilege:** Each issued and outstanding Class "B" Share may, at any time, be converted, at the option of the holder, into one Class "A" Share. The conversion privilege herein provided for may be exercised by notice in writing given to the Company accompanied by a certificate or certificates representing the Class "B" Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Company as the holder of the Class "B" Shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of Class "B" Shares which the holder desires to have converted. The holder shall also pay any governmental or other tax imposed in respect of such transaction. Upon receipt of such notice, the Company shall issue certificates representing fully paid Class "A" Shares upon the basis above described in accordance with the provisions hereof to the registered holder of the Class "B" Shares represented by the certificate or certificates accompanying such notice. If less than all of the Class "B" Shares represented by any certificate are to be converted, the holder thereof shall be entitled to receive a new certificate for the Class "B" Shares representing the shares comprised in the original certificate which are not to be converted. All shares resulting from any conversion of issued and outstanding Class "B" Shares into Class "A" Shares pursuant to this clause shall be deemed to be fully paid and nonassessable; and

25.4(e) **Idem:** Neither the Class "B" Shares nor the Class "A" Shares shall be subdivided, consolidated or reclassified or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner

Schedule "K"

NO. L 031299
VANCOUVER REGISTRY


SUPREME COURT
OF BRITISH COLUMBIA
SEAL
VANCOUVER
REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 252 OF THE *COMPANY ACT*,
R.S.B.C. 1996, c.62, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
VICEROY RESOURCE CORPORATION, QUEST INVESTMENT
CORPORATION, AVATAR PETROLEUM INC.,
ARAPAHO CAPITAL CORP., VICEROY EXPLORATION LTD.,
ORO BELLE RESOURCES CORPORATION, SPECTRUMGOLD INC.
AND 650399 B.C. LTD.

PETITIONERS

INTERIM ORDER

BEFORE MASTER NITIKMAN	FRIDAY, THE 9TH DAY OF MAY, 2003

THIS EX PARTE APPLICATION coming on for hearing at Vancouver, British Columbia, on the 9th day of May, 2003, and on hearing Stuart B. Morrow, counsel for the Petitioners, and upon reading the Petition herein dated the 8th day of May, 2003 and filed and the affidavits of Susan Neale, Robert G. Atkinson, A. Murray Sinclair and Brian E. Bayley, each sworn on the 8th day of May, 2003 and filed:

THIS COURT ORDERS THAT:

MEETING OF THE MEMBERS OF THE PETITIONERS

1. The Petitioners, Viceroy Resource Corporation ("**Viceroy**"), Quest Investment Corporation ("**Quest**") and Avatar Petroleum Inc. ("**Avatar**") each be at liberty to convene an

annual and extraordinary general meeting and Arapaho Capital Corp. ("**Arapaho**") be at liberty to convene an extraordinary general meeting (collectively, the "**Special Meetings**") of their respective members to be held on Wednesday, the 18th day of June, 2003, to be held for the purpose of considering and, if deemed advisable, approving with or without modification a plan of arrangement (the "**Arrangement**") substantially in the form attached as Exhibit 1 to the arrangement agreement attached as Exhibit "G" to the affidavit of Susan Neale aforesaid, which Arrangement is proposed to be made between the said Petitioners and their respective members.

RECORD DATE

2. The record date for determination of the respective members of Viceroy, Quest, Avatar and Arapaho (the "**Principal Petitioners**") entitled to receive notice of and attend and vote at the Special Meetings in compliance with the form and disclosure requirements of the *Company Act*, R.S.B.C. 1996, c. 62, as amended (the "***Company Act***") and the *Securities Act*, R.S.B.C. 1996, c.418 as amended, will be at the close of business on the 13th day of May, 2003 (the "**Record Date**").

NOTICE OF MEETING

3. Good and sufficient notice of the Special Meetings, for all purposes, will be given by the Principal Petitioners by mailing, by prepaid first class mail, not less than 21 days before the day appointed for each Special Meeting (excluding the date of mailing and the date of the Special Meetings):

(a) a Notice convening the Meeting (the "**Notice**");

(b) a Notice of Application for Final Order (the "**Notice of Application**");

(c) instrument of proxy (the "**Proxy**"); and

(d) in the case of Avatar and Arapaho, the joint information circular (the "**Circular**") and, in the case of Viceroy and Quest, a summary of the Circular (the "**Summary Circular**"),

(collectively, the "**Mailed Materials**"),

which, in the case of Viceroy, are attached to or referenced in the affidavit of Susan Neale, in the case of Quest, are attached to or referenced in the affidavit of Robert G. Atkinson, in the case of Arapaho, are attached to or referenced in the affidavit of Brian E. Bayley and, in the case of Avatar are attached to or referenced in the affidavit of A. Murray Sinclair, with such amendments thereto as counsel for the Petitioners may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of this Interim Order.

4. The Meeting Materials will be mailed by prepaid ordinary mail addressed to the members of the Principal Petitioners:

(a) at their registered addresses, as they may appear on the register of members of the Principal Petitioners on the Record Date;

(b) under applicable securities legislation and policies, the beneficial owners of the common shares of the Principal Petitioners registered in the name of intermediaries;

(c) the directors and auditors of the Principal Petitioners;

(d) in the case of Viceroy and Quest, a complete copy of the Circular will be placed on their respective websites and on the SEDAR website (as noted in the Summary Circular); and

(e) in the case of Viceroy and Quest, a printed copy of the Circular will be provided by prepaid first class mail, free of charge, to any member of Viceroy or Quest who requests such a copy.

5. Good and sufficient notice of the Special Meetings, for all purposes, will be given by the Principal Petitioners by mailing, by prepaid first class mail the Mailed Materials as provided in this Interim Order.

SERVICE OF NOTICE OF APPLICATION

6. Service of the Notice of Application as herein set out will be good and sufficient service of the Notice of Application upon all those who may wish to appear in these proceedings and no

other form of service need be made, and that service of the Mailed Materials on the members of the Principal Petitioners be deemed to be effected on the second day following the day on which the Mailed Materials are mailed to the members of the Principal Petitioners, and that the Principal Petitioners are not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Principal Petitioners, including affidavits filed in support of such motions, or any orders made on application by the Petitioners, including this Interim Order, except on written request.

7. The accidental omission to give notice of the Special Meetings to, or the non-receipt of such notice by one or more of the persons entitled thereof, will not invalidate any resolution passed or proceedings taken at the Special Meetings.

PROCEEDINGS OF THE MEETINGS

8. The Chair of each of the Special Meetings will be any officer or director of a Principal Petitioner, who will be appointed by the directors of a Principal Petitioner for that purpose.

9. The Chair of each of the Special Meetings is at liberty to call on the assistance of legal counsel to the Principal Petitioners at any time and from time to time, as the Chair of each of the Special Meetings may deem necessary or appropriate, during any of the Special Meetings, and such legal counsel is entitled to attend the Special Meetings for this purpose.

10. The Special Meetings otherwise be conducted in accordance with the provisions of the *Company Act* and the Articles of the Petitioners, subject to the terms of this Interim Order.

QUORUM AND VOTING

11. The quorum for the transaction of business at the Special Meetings will be the quorum of members required by the Articles of each of the Principal Petitioners.

12. The vote of the members of the Principal Petitioners required to adopt the resolution in respect of the Arrangement (the "**Arrangement Resolution**") at each of the Special Meetings will be the affirmative vote of not less than three-quarters of the votes cast by members of the Principal Petitioners who vote in person or by proxy on the Arrangement Resolution and the affirmative vote of not less than a simple majority of the votes cast by disinterested members of

the Principal Petitioners (determined by reference to s. 252(8) of the *Company Act*) who vote in person or by proxy on the Arrangement Resolution.

ADJOURNMENT OF MEETINGS

13. Any of the Special Meetings may be adjourned for any reason upon the approval of the Chair of the Special Meeting, and if the Special Meeting is adjourned, it will be reconvened at a place and time to be designated by the Chair of the Special Meeting to a date which is not more than 30 days thereafter.

AMENDMENTS TO THE INTERIM ORDER

14. The Petitioners be entitled at any time to seek leave to vary this Interim Order.

DISSENT RIGHTS

15. The members of the Petitioners will be granted the rights of dissent with respect to the Arrangement, pursuant to Section 207 of the *Company Act*, such right to be exercisable at any time prior to 11:00 a.m. (Vancouver time) on Tuesday, June 17, 2003.

ARRANGEMENT OF SPINOUTCOS AND SUBCOS

16. Pursuant to section 252 of the *Company Act*, the Arrangement will be binding on the Spinoutcos and Subcos (as those terms are defined in the Petition) upon the approval by them, and by this Court of the Arrangement, in accordance with section 252(1) of the *Company Act*.

FINAL APPLICATION

17. The Chair of each of the Special Meetings will, in due course, file with the Court an affidavit verifying the actions taken and the decisions reached at the Special Meeting with respect to the Arrangement.

18. The Petitioners be at liberty to serve notice of the final application (**"Final Application"**) in respect of the Arrangement (the **"Notice of Application"**) on persons outside the jurisdiction of this Honourable Court in the manner specified in this Interim Order.

NOTICE IS HEREBY GIVEN that a Petition has been filed by Viceroy, Quest, Avatar, Arapaho, Viceroy Exploration, Oro Belle, SpectrumGold and SpectrumSub (the "**Petitioners**") in the Supreme Court of British Columbia for approval of the arrangement agreement dated for reference May 15, 2003, pursuant to section 252 of the *Company Act*, R.S.B.C. 1996, c. 62, as amended (the "***Company Act***");

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced May 9, 2003, the Court has given directions as to the calling of an annual and extraordinary meeting of the members of Viceroy, Quest and Avatar and an extraordinary general meeting of the members of Arapaho for the purpose of considering and voting upon the arrangement (the "**Arrangement**") under section 252 of the *Company Act*;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement shall be made before the presiding Master in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, on June 20, 2003 at 9:45 a.m., or so soon thereafter as counsel may be heard.

IF YOU WISH TO BE HEARD, any member of the Petitioners affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Vancouver Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioners, at their address for delivery set out below on or before 11:00 a.m. on Thursday, June 19, 2003.

The Petitioners' address for delivery is: c/o Davis & Company, Barristers & Solicitors, 2800 Park Place - 666 Burrard Street, Vancouver, British Columbia, V7C 2Z7, Attention: Stuart B. Morrow.

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Appearance" as aforesaid. You may obtain a form of "Appearance" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Petitioners' members.

A copy of the Petition and other documents filed with the Court can be obtained by any member of the Petitioner upon request in writing addressed to the Petitioners' solicitors at their address for delivery set out above.

DATED at Vancouver, British Columbia, this 13th day of May, 2003.



Davis & Company (Stuart B. Morrow)
Solicitors for the Petitioners

SCHEDULE "M"

SECTION 207 OF THE COMPANY ACT (BRITISH COLUMBIA)

Division 2 - Dissent Proceedings

Dissent procedure

207. (1) If,

(a) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

(b) the resolution referred to in paragraph (a) is passed, and

(c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator shall first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

(a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

(b) the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

(a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

(b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

(c) join in the application any other dissenting member who has complied with subsection (3), and

(d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

(a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

(b) may not withdraw the requirement to purchase the shares, unless the company consents, and

(c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

Schedule "N"



British Columbia Securities Commission

MAY 12 2003

Headnote
Relief from the requirement to send an information circular to securityholders by prepaid mail, subject to certain conditions

Exemption Order

Viceroy Resource Corporation and Quest Investment Corporation

Section 155 of the *Company Act*, R.S.B.C. 1996, c. 62

Background

¶ 1 Viceroy Resource Corporation (Viceroy) and Quest Investment Corporation (Quest) (together, the companies) applied for an exemption from the requirement to send an information circular to securityholders, by prepaid mail, in section 154 of the Company Act;

Representations

¶ 2 Each of the companies represents that:

1. it is organized under the laws of British Columbia;

2. it is a reporting issuer in British Columbia and is up to date with all its filings under the *Securities Act*, R.S.B.C. 1996, c.418, and the Company Act;

3. for purposes of a proposed plan of arrangement (the arrangement), it proposes to call an extraordinary general meeting to obtain securityholders' approval; in order to reduce the costs associated with convening a separate annual general meeting, it will hold its 2003 annual general meeting concurrently with its extraordinary general meeting (together, the meeting);

4. it will mail to its securityholders the required notice of meeting, a summary (the summary) of the information circular prepared in connection with the arrangement (the joint information circular) and a form of proxy (together, the meeting materials);

5. the joint information circular will include the information and documentation statutorily required to be sent to securityholders in connection with the annual general meeting;

6. it will file the joint information circular with the Commission, and with certain other provincial securities regulators, via SEDAR, and the joint information circular will be made available electronically to securityholders on its website, designated in the notice of meeting;

7. the summary to be provided to its securityholders will contain a succinct and clear outline of the arrangement, with references to where and how the full text of the joint information circular may be accessed electronically;

8. copies of the joint information circular will be mailed, free of charge, to securityholders making such request of it;

9. section 154 of the Company Act requires that information circulars sent to securityholders of a company whose votes are being solicited, be sent by prepaid mail (the delivery requirement);

10. the availability of the joint information circular through an internet website is functionally equivalent to delivering the joint information circular in accordance with the delivery requirement because it appropriately addresses the elements of notice, access and non-corruption of documents in the delivery process; and

11. the use of an internet website will reduce substantially the waste and expense that would be incurred by the companies in printing and mailing the joint information circular to their securityholders.

Order

¶ 3 Because in the circumstances of this case there is adequate justification for so doing, the Commission orders, under section 155 of the Company Act, that each of the companies is exempt from the delivery requirement, provided that:

1. printed copies of the notice of meeting, the summary and a form of proxy are delivered to its securityholders by mail, which notice states that the joint information circular is available to them electronically or, by request, in its printed form;

2. its securityholders are provided with access to the joint information circular

(a) electronically, through the website designated in the notice of meeting; or

(b) in its printed form, on request to Viceroy or Quest, as appropriate, and where such request is made, a printed copy is provided by mail, free of charge; and

3. the joint information circular available electronically to its securityholders is identical in its content to the printed copy of that document.

¶4 May 9 , 2003



Brenda Leong
Director

Schedule "O"


MAY 15 2003

IN THE MATTER OF THE SECURITIES LEGISLATION OF BRITISH COLUMBIA, ALBERTA, MANITOBA, ONTARIO, SASKATCHEWAN, QUÉBEC, NEW BRUNSWICK AND THE NORTHWEST TERRITORIES

AND

IN THE MATTER OF THE MUTUAL RELIANCE REVIEW SYSTEM FOR EXEMPTIVE RELIEF APPLICATIONS

AND

IN THE MATTER OF VICEROY RESOURCE CORPORATION, QUEST INVESTMENT CORPORATION, ARAPAHO CAPITAL CORP. AND AVATAR PETROLEUM INC.

MRRS DECISION DOCUMENT

¶ 1 WHEREAS the local securities regulatory authority or regulator (the "Decision Maker") in each of British Columbia, Alberta, Manitoba, Ontario, Saskatchewan, Québec, New Brunswick and the Northwest Territories (collectively, the "Jurisdictions") has received an application from Viceroy Resource Corporation ("Viceroy") and Quest Investment Corporation ("Quest") (collectively, the "54-101 Filers") for a decision under the securities legislation of the Jurisdictions (the "Legislation") that the requirement contained in the Legislation to deliver printed copies of an information circular (the "Joint Information Circular"), prepared in connection with a proposed plan of arrangement (the "Arrangement") involving Viceroy, Quest, Arapaho Capital Corp. ("Arapaho") and Avatar Petroleum Inc. ("Avatar"), to their respective registered and non-registered shareholders shall not apply to the 54-101 Filers in connection with the meetings of their shareholders to be held to consider the Arrangement;

¶ 2 AND WHEREAS under the Mutual Reliance Review System for Exemptive Relief Applications (the "System"), the British Columbia Securities Commission is the principal regulator for this application;

¶ 3 AND WHEREAS, unless otherwise defined, the terms herein have the meaning set out in National Instrument 14-101 Definitions or in Québec Commission Notice 14-101;

¶ 4 AND WHEREAS the 54-101 Filers have represented to the Decision Makers that:

1. Viceroy was amalgamated under the British Columbia *Company Act* (the "Company Act"); Viceroy's head office is located in Vancouver, British Columbia; Viceroy is a reporting issuer or the equivalent in each of the Jurisdictions that provides for a reporting issuer regime and is up to date with all its filings under the Legislation in each of those Jurisdictions and under the Company Act;

2. Quest was amalgamated under the Company Act; Quest's head office is located in Vancouver, British Columbia; Quest is a reporting issuer or the equivalent in each of the Jurisdictions that provides for a reporting issuer regime and is up to date with all its filings under the Legislation in each of those Jurisdictions and under the Company Act;

3. Arapaho is incorporated under the Company Act; Arapaho's head office is located in Vancouver, British Columbia; Arapaho is a reporting issuer in British Columbia and Alberta and is up to date with all its filings under the Legislation in each of those Jurisdictions and under the Company Act;

4. Avatar is incorporated under the Company Act; Avatar's head office is located in Vancouver, British Columbia; Avatar is a reporting issuer in British Columbia and Alberta and is up to date with all its filings under the Legislation in each of those Jurisdictions and under the Company Act;

5. in connection with the proposed Arrangement, each of the 54-101 Filers will be calling an extraordinary general meeting to obtain shareholders' approval of the Arrangement; in order to reduce the costs associated with convening separate annual general meetings, the 54-101 Filers will hold their 2003 annual general meetings concurrently with their extraordinary general meetings (collectively, the "Meetings") and include the information and documentation statutorily required to be sent to shareholders in connection with the annual general meeting as part of the Joint Information Circular;

6. collectively, the 54-101 Filers will be required to mail over 12,200 copies of the Joint Information Circular, estimated to be over 350 pages in length, to their registered shareholders in connection with the Meetings; over 87 percent of the registered shareholders of the 54-101 Filers own less than a board lot of shares; the estimated costs per shareholder associated with the printing and mailing of the Joint Information Circular will be greater than the current value of the shares owned by many of the 54-101 Filers' shareholders;

7. having regard to the provisions of National Policy 11-201 *Delivery of Documents by Electronic Means* for the electronic delivery or access to a document, each of the 54-101 Filers will ensure that:

   (a) its shareholders receive written notice, by mail, that the Joint Information Circular is electronically available to them;

   (b) its shareholders are provided with a summary of the Joint Information Circular (the "Summary") which will contain a succinct and clear outline of the Arrangement proposed and a summary of the information and documentation statutorily required to be sent to shareholders in connection with the annual general meeting, with references to where and how the full text of the Joint Information Circular may be accessed electronically or provided to the shareholder in printed form, free of charge;

   (c) its shareholders have easy access to the Joint Information Circular through SEDAR and through the 54-101 Filers' respective websites designated in the notice referred to in paragraph (a) or by requesting and receiving from that 54-101 Filer, a printed copy, free of charge; and

   (d) the Joint Information Circular available electronically to shareholders is identical in its content to the printed copy of that document;

¶ 5 AND WHEREAS under the System, this MRRS Decision Document evidences the decision of each Decision Maker (collectively, the "Decision");

¶ 6 AND WHEREAS each of the Decision Makers is satisfied that the test contained in the Legislation that provides the Decision Maker with the jurisdiction to make the Decision has been met;

¶ 7 THE DECISION of the Decision Makers under the Legislation is that the requirement contained in the Legislation to deliver printed copies of the Joint Information Circular to the 54-101 Filers' respective registered and non-registered shareholders shall not apply to the 54-101 Filers in connection with the proposed Arrangement, provided that each of the 54-101 Filers ensures that in connection with the preparation and mailing of meeting materials associated with its Meetings:

(a) its shareholders receive printed copies of the notice of meeting, the Summary and form of proxy by mail, which notice states that the Joint Information Circular is available to them electronically or, by request, in its printed form;

(b) its shareholders have access to the Joint Information Circular through SEDAR and through the 54-101 Filers' websites designated in the notice referred to in paragraph (a) or by requesting and receiving from that 54-101 Filer, a printed copy, free of charge; and

(c) the Joint Information Circular available electronically to shareholders is identical in its content to the printed copy of that document;

¶ 8 May 14, 2003



Brenda Leong
Director